As filed with the Securities and Exchange Commission on October 5 , 2015

Registration No. 333- 206542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form F-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Frontline Ltd.
(Exact name of registrant as specified in its charter)

BERMUDA	4412	98-0459426
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Frontline Ltd. Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08 Bermuda 1 (441) 295 6935	Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address and telephone number of Registrant's principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: (212) 574-1200
Fax: (212) 480-8421

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Shares, par value $1.00	583,562,102	Not applicable	$1,259,166,822	$146,316 (4)

(1)   This registration statement relates to common shares of the registrant, par value $1.00 per share, to be issued to holders of  ordinary shares of Frontline 2012 Ltd. in connection with the proposed merger of Frontline 2012 Ltd. with and into a wholly-owned subsidiary of the registrant.
(2)   Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(f)(1) and (3) and Rule 457(c) of the Securities Act, based on (i) the product of (a) NOK45.10, the average of the high and low sales prices of Frontline 2012 Ltd.  ordinary shares as reported by the Norwegian Over-the-Counter system on August 21, 2015 (b) 228,847,883 shares of Frontline 2012 Ltd.  ordinary shares, par value $2.00 per share, issued and outstanding at the close of business on August 21, 2015 and the number of Frontline 2012 Ltd. ordinary shares to be exchanged for Frontline Ltd. common shares and (c) $0.1220 USD/NOK exchange ratio on August 20, 2015.
(3)   Determined in accordance with Section 6(b) of the Securities Act to be $146,316, which is equal to 0.0001162 multiplied by the proposed maximum aggregate offering price of $1,259,166,822.
(4)  Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS—
SUBJECT TO COMPLETION—DATED October 5 , 2015

 PROPOSED MERGER TRANSACTION—YOUR VOTE IS VERY IMPORTANT

Dear Shareholders of Frontline Ltd. and Frontline 2012 Ltd:
We are pleased to inform you that Frontline 2012 Ltd., or Frontline 2012, Frontline Ltd., or Frontline and together with Frontline 2012, the Companies, and Frontline Acquisition Ltd., or Merger Sub, a wholly-owned subsidiary of Frontline, have entered into a definitive agreement and plan of merger, as amended, or the Merger Agreement. If the transaction contemplated by the Merger Agreement is completed, Frontline 2012 will merge with Merger Sub and will become a wholly-owned subsidiary of Frontline, which we refer to as the Merger, and Frontline, Frontline 2012 and Merger Sub will execute and deliver a statutory merger agreement as required by Bermuda law, or the Bermuda Merger Agreement. Each issued and outstanding  ordinary share of Frontline 2012 , which we will refer to as a common share or ordinary share,  will be converted into 2.55 common shares of Frontline, or the Merger Consideration. Frontline will not issue any fractional shares in exchange for common shares of Frontline 2012. Instead, each holder of a fractional share interest will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the closing price of a common share of Frontline on NYSE, on the last trading day immediately preceding the effective time of the Merger.
We are sending you this joint proxy statement/prospectus and related materials in connection with the solicitation of proxies by the Board of Directors of Frontline 2012, or the Frontline 2012 Board, and the Board of Directors of Frontline, or the Frontline Board and together with the Frontline 2012 Board, the Boards, for use at the Special General Meetings of Shareholders of the Companies, each to be held on            , 2015, or the Special General Meetings. At the Special General Meetings, the shareholders of Frontline 2012 and Frontline will each be asked to consider and vote on a proposal to approve the Merger of Frontline 2012 and Merger Sub, with the effect of Frontline 2012 becoming a wholly-owned subsidiary of Frontline , and to adopt and approve the Merger Agreement and the Bermuda Merger Agreement, together the Merger Transactions. These proposals are discussed in greater detail in the remainder of this joint proxy statement/prospectus. We urge you to carefully read this joint proxy statement/prospectus and the documents incorporated by reference into it.
The Companies are holding the Special General Meetings so that their shareholders may vote with respect to the adoption of the Merger Transactions. The proposed Merger will have a transformative impact on the capitalization and balance sheet of the Companies. Hemen Holding Limited, a company indirectly controlled by trusts established for the benefit of members of Mr. John Fredriksen's immediate family, or the Hemen Shareholder, and certain of its affiliates, including Frontline 2012, would own approximately 58.7 % of the issued and outstanding common shares of Frontline, after giving effect to the Merger. As of the date of this joint proxy statement/prospectus, the Hemen Shareholder and certain of its affiliates, including Frontline, and certain directors and officers of Frontline 2012, own approximately 67.0% of the issued and outstanding common shares of Frontline 2012. Also, as of the date of this joint proxy statement/prospectus, the Hemen Shareholder and certain of its affiliates, including Ship Finance International Limited, or Ship Finance, and the directors and officers of Frontline, own approximately 41.0% of the issued and outstanding common shares of Frontline. Certain officers or directors of Frontline are also officers or directors of Frontline 2012:  Mr. Fredriksen is Chairman of Frontline and a Chairman of Frontline 2012; Mr. Robert Hvide Macleod is principal executive officer and a director of Frontline and principal executive officer of Frontline 2012; Ms. Georgina Sousa is a director and Company Secretary of both Frontline and Frontline 2012; Ms. Kate Blankenship is a director of both Frontline and Frontline 2012; and Ms. Inger M. Klemp is the principal financial officer for both Frontline and Frontline 2012.  Mr. Fredriksen, Mr. Macleod, Ms. Blankenship and Ms. Sousa recused themselves from the Frontline Board vote and Mr. Fredriksen,  Ms. Sousa and Mr. Jensen recused themselves from the Frontline 2012 Board vote authorizing the Merger Transactions due to their financial interest in the Merger and their relationships or employment, as applicable, with Frontline 2012 or Frontline. The directors of the Board of each of the Companies that did not recuse themselves from the respective Board vote, or the Disinterested Directors, considered the transactions as described in this joint proxy statement/prospectus.

The Hemen Shareholder and certain of its affiliates, including Ship Finance, and certain directors and officers of Frontline and Frontline 2012, have entered into a voting agreement, or the Voting Agreement, with the Companies for the shares they own in Frontline 2012 and Frontline, respectively, pursuant to which, among other things and subject to certain conditions, the Hemen Shareholder, Ship Finance and certain directors and officers of Frontline and Frontline 2012 have agreed to vote their shares in favor of approval of the Merger Transactions.
The Frontline 2012 Board and the Frontline Board have each taken deliberations to consider the possible Merger of the Companies. Pursuant to resolutions adopted at meetings held on July 1, 2015, it was unanimously determined by the Disinterested Directors of both Boards that the Merger Transactions are fair to and in the best interests of the Companies and the shareholders of the Companies, including shareholders other than the Hemen Shareholder or shareholders affiliated with the Hemen Shareholder. We refer to such unaffiliated shareholders of Frontline and Frontline 2012 as the Unaffiliated Shareholders. The Disinterested Directors also unanimously declared advisable the Merger Transactions and unanimously recommended that the Merger be approved and submitted for a vote at meetings of the Companies' shareholders. The Disinterested Directors made their determinations after consultation with independent financial advisors and consideration of a number of factors, including fairness opinions presented to the Disinterested Directors by their independent financial advisors.
The Frontline Board and the Frontline 2012 Board, acting by unanimous vote of the Disinterested Directors and after consultation with their independent financial advisors and consideration of a number of factors, including fairness opinions presented by their independent financial advisors, have determined that the Merger is in the best interests of the Companies and their shareholders, including the Unaffiliated Shareholders, and have approved, adopted and declared advisable the Merger Transactions and they recommend that you vote "FOR" the Merger.
The obligation of the Companies to complete the Merger is subject to the satisfaction or waiver of substantial conditions set forth in the Merger Agreement, including, without limitation, the conditions specified above.
This joint proxy statement/prospectus provides you with detailed information about the Special General Meetings and the Merger. A copy of the Merger Agreement is attached as Appendix A.  Also, attached as appendices are the Voting Agreement, a Form of Bermuda Merger Agreement, the Fairness Opinion of Danske Bank A/S, Norwegian Branch, the Fairness Opinion of Pareto Securities Inc. and vessel appraisal valuations provided by Fearnley AS and Nordic Shipping AS.  We encourage you to carefully read the entire joint proxy statement/prospectus and its appendices, including the Merger Agreement.

Robert Hvide Macleod Principal Executive Officer of Frontline 2012 Ltd.	John Fredriksen Chairman of the Board of Frontline Ltd.

For a discussion of risk factors which you should consider in evaluating the Merger, see "Risk Factors" beginning on page 13.

THE MERGER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT / PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This joint proxy statement/prospectus is dated                     , 2015, and is first being mailed, along with the attached proxy card, to the Companies' shareholders on or about                     , 2015.
REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information about Frontline from documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain copies of documents that are incorporated by reference in this joint proxy statement/prospectus, other than certain exhibits to the documents, without charge, by requesting them in writing or by telephone from:
Frontline Ltd.
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08 Bermuda
Attn: Georgina Sousa
1 (441) – 295 6935
In addition, if you have questions about the Merger or the Special General Meetings, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, you may contact the information agent listed below. You will not be charged for any of these documents that you request.
For additional information about documents incorporated by reference into this joint proxy statement/prospectus please see "Where You Can Find More Information" beginning on page 138.

FRONTLINE LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON           , 2015

NOTICE IS HEREBY given that the Special General Meeting of Shareholders of Frontline Ltd., or Frontline, will be held on           , 2015 at 9:30 a.m. local time, at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda, unless adjourned or postponed to a later date, for the following purpose, which is more completely set forth in the accompanying joint proxy statement/prospectus:
1.	To consider and vote upon a proposal to authorize and approve the Merger Transactions by and among Frontline, Frontline 2012 Ltd. and Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline, pursuant to which Frontline 2012 Ltd. will become a wholly-owned subsidiary of Frontline.
By Order of the Board of Directors
Georgina Sousa
Secretary
Dated:                     , 2015
Notes:
1.	Only holders of record of Frontline common shares at the close of business on , 2015, the record date for the Special General Meeting, are entitled to notice of, and to vote at, the Special General Meeting and any adjournments or postponements thereof. Each common share of Frontline entitles its holder to one vote on all matters that come before the Special General Meeting.
2.	Frontline Board's Disinterested Directors unanimously recommend that Frontline's shareholders vote "FOR" the authorization and approval of the Merger Transactions. The approval of the Merger by the shareholders of Frontline is one of the conditions to the closing of the Merger. Authorization and approval of the Merger Transactions requires an affirmative vote of more than 50% of the votes cast by the holders of the common shares of Frontline on the record date present, in person or by proxy, and voting at the Special General Meeting. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of Frontline on the record date be in attendance in person or by proxy at such Special General Meeting. Under the terms of a separate voting agreement, Hemen Holding Limited, Ship Finance International Limited and certain directors and officers of Frontline, have agreed to vote the common shares of Frontline they beneficially own in favor of the authorization and approval of the Merger Transactions. Such shares collectively represent approximately 41.0% of the issued and outstanding common shares of Frontline entitled to vote at the Special General Meeting.
3.	The Merger Transactions are described in the accompanying joint proxy statement/prospectus, which you are urged to read carefully. A copy of the Merger Agreement , as amended, is attached to the joint proxy statement/prospectus as Appendix A.
4.	Whether or not you plan to attend the Special General Meeting in person, please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided, in accordance with the directions set forth on the proxy card, to ensure that your shares will be represented at the Special General Meeting. If you do attend the Special General Meeting and wish to vote in person, you may do so notwithstanding the fact that you previously submitted or appointed a proxy. Please note, however, that if your shares are held of record by a broker, bank, trustee or other nominee and you wish to vote at the meeting, you must obtain from your nominee a proxy issued in your name.
5.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

COMPANY PROPOSAL
At the Meeting, shareholders will be asked to consider and vote upon a proposal to authorize and approve the Merger Transactions by and among Frontline, Frontline 2012 Ltd. and Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline, pursuant to which Frontline 2012 Ltd. will merge into Frontline Acquisition Ltd. and become a wholly-owned subsidiary of Frontline. Authorization and approval of the Merger Transactions requires an affirmative vote of more than 50% of the votes cast by the holders of the common shares of Frontline on the record date present, in person or by proxy, and voting at the Special General Meeting. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of Frontline on the record date be in attendance in person or by proxy at such Special General Meeting.
By Order of the Board of Directors
Georgina Sousa
Secretary
                    , 2015
Hamilton, Bermuda

FRONTLINE 2012 LTD.
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON                     , 2015
NOTICE IS HEREBY given that the Special General Meeting of Shareholders of Frontline 2012 Ltd., or Frontline 2012, will be held on                         , 2015 at 10:00 a.m. local time, at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road Hamilton, HM 08 Bermuda, unless adjourned or postponed to a later date, for the following purpose, which is more completely set forth in the accompanying joint proxy statement/prospectus:
1.	To consider and vote upon a proposal to authorize and approve the Merger Transactions by and among Frontline Ltd., Frontline 2012 and Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline, pursuant to which Frontline 2012 will become a wholly-owned subsidiary of Frontline.
Under Bermuda law, in the event of a merger of a Bermuda company with another company or corporation, any shareholder of the Bermuda company is entitled to receive fair value for its shares. Frontline 2012's board of directors considers the fair value for each Frontline 2012 common share to be the Merger Consideration (2.55 common shares of Frontline) providing Frontline 2012 shareholders with a value of approximately $6.579 for each Frontline 2012 common share, based on the closing price of the Frontline common shares on July 1, 2015, the day before the public announcement of the proposed merger.
Any Frontline 2012 shareholder who does not vote in favor of the merger and is not satisfied that fair value has been offered for such shareholder's shares may apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Any shareholder intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its common shares with the Supreme Court of Bermuda within ONE MONTH after the date the notice convening the special general meeting is deemed to have been received.
By Order of the Board of Directors
Georgina Sousa
Secretary
Dated:                     , 2015
Notes:
1.	Only holders of record of Frontline 2012 common shares at the close of business on , 2015, the record date for the Special General Meeting, are entitled to notice of, and to vote at, the Special General Meeting and any adjournments or postponements thereof or to exercise the appraisal rights conferred on dissenting shareholders by Bermuda law. Each common share of Frontline 2012 entitles its holder to one vote on all matters that come before the Special General Meeting.
2.	Frontline 2012 Board's Disinterested Directors unanimously recommend that Frontline 2012's shareholders vote "FOR" the authorization and approval of the Merger Transactions. Frontline 2012 cannot complete the Merger unless the Merger Transactions are authorized and approved by Frontline 2012's shareholders. Authorization and approval of the Merger Transactions requires an affirmative vote of 75% or more of the votes cast by the holders of the common shares of Frontline 2012 on the record date present and voting at the Special General Meeting. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of Frontline 2012 on the record date be in attendance in person or by proxy at such Special General Meeting. Under the terms of a separate voting agreement, Hemen Holding Limited, and certain directors and officers of Frontline 2012, have agreed to vote the common shares of Frontline 2012 they beneficially own in favor of the authorization and approval of the Merger Transactions. Such shares collectively represent approximately 61.4% of the issued and outstanding common shares of Frontline 2012 entitled to vote at the Special General Meeting.
3.	The Merger Transactions are described in the accompanying joint proxy statement/prospectus, which you are urged to read carefully. A copy of the Merger Agreement , as amended, is attached to the joint proxy statement/prospectus as Appendix A.
4.	Whether or not you plan to attend the Special General Meeting in person, please complete, sign, date and return the enclosed proxy card, in accordance with the directions set forth on the proxy card, to ensure that your shares will be represented at the Special General Meeting. If you do attend the Special General Meeting and wish to vote in person, you may do so notwithstanding the fact that you previously submitted or appointed a proxy. Please note, however, that if your shares are held of record by a broker, bank, trustee or other nominee and you wish to vote at the meeting, you must obtain from your nominee a proxy issued in your name.

COMPANY PROPOSAL
At the Meeting, shareholders will be asked to consider and vote upon a proposal to authorize and approve the Merger Transactions by and among Frontline Ltd., Frontline 2012 and Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline, pursuant to which Frontline 2012 will merge into Frontline Acquisition Ltd. and become a wholly-owned subsidiary of Frontline. Authorization and approval of the Merger Transactions requires an affirmative vote of 75% or more of the votes cast by the holders of the common shares of Frontline 2012 as of the record date present and voting at the Special General Meeting. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of Frontline 2012 on the record date be in attendance in person or by proxy at such Special General Meeting.
By Order of the Board of Directors
Georgina Sousa
Secretary
                    , 2015
Hamilton, Bermuda

TABLE OF CONTENTS

Page
QUESTIONS AND ANSWERS ABOUT THE SPECIAL GENERAL MEETING AND RELATED MATTERS	1
SUMMARY	7
RISK FACTORS	13
THE COMBINED COMPANY	30
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	33
EXCHANGE RATES	34
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FRONTLINE	35
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FRONTLINE 2012	37
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	38
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FRONTLINE 2012	49
RELATED PARTY TRANSACTIONS	74
THE MERGER	80
THE FRONTLINE SPECIAL GENERAL MEETING	98
THE FRONTLINE 2012 SPECIAL GENERAL MEETING	100
INFORMATION ABOUT THE COMPANIES	102
OTHER IMPORTANT INFORMATION REGARDING THE COMPANIES	103
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	107
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	111
THE MERGER AGREEMENT	112
THE VOTING AGREEMENT	127
DESCRIPTION OF FRONTLINE SHARE CAPITAL	128
COMPARISON OF SHAREHOLDER RIGHTS	130
EXPERTS	138
LEGAL MATTERS	138
OTHER MATTERS	138
WHERE YOU CAN FIND MORE INFORMATION	138

Appendix A—Merger Agreement and Amendment to Merger Agreement
Appendix B—Voting Agreement
Appendix C—Form of Bermuda Merger Agreement
Appendix D—Fairness Opinion of Danske Bank A/S, Norwegian Branch
Appendix E—Fairness Opinion of Pareto Securities Inc.
Appendix F—Appraisals of Vessels

QUESTIONS AND ANSWERS ABOUT THE SPECIAL GENERAL MEETING
 AND RELATED MATTERS
Q.	What am I being asked to vote on?
A.	Frontline, Frontline 2012 and Merger Sub have entered into the Merger Transactions pursuant to which Frontline 2012 will merge with Merger Sub, a wholly-owned subsidiary of Frontline, with the result that Frontline 2012 will become a wholly-owned subsidiary of Frontline. You are being asked to vote to authorize and approve the Merger Transactions. Under the terms of the Merger Transactions, Frontline 2012 will merge with and into Merger Sub and will become a wholly-owned subsidiary of Frontline.
Q.	What will I receive if the Merger is completed?
A.	If the Merger is completed, each issued and outstanding common share of Frontline 2012, other than shares cancelled pursuant to the Merger Transactions and any Dissenting Shares, as defined below, will be converted into 2.55 common shares of Frontline.
Frontline will not issue any fractional shares in exchange for common shares of Frontline 2012. Instead, each holder of a fractional share interest will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the closing price of a common share of Frontline on NYSE, on the last trading day immediately preceding the effective time of the Merger. For more information on the treatment of fractional shares, see the section entitled "The Merger Agreement—Effect on Share Capital; Merger Consideration; Exchange of Certificates."
Q.	How was the share exchange ratio determined?
A.	The share exchange ratio of 2.55 was determined by reference to a total consideration amount of 583.6 million Frontline shares to be issued to the Frontline 2012 shareholders (no Frontline shares are issued with respect to Frontline 2012 shares cancelled pursuant to the Merger Transactions). In determining the total consideration to be paid and the relative valuation and corresponding exchange ratio between Frontline and Frontline 2012, Frontline 2012 engaged Danske Bank A/S, Norwegian Branch, or Danske Bank, and Frontline engaged Pareto Securities Inc., or Pareto, to prepare fairness opinions for the proposed transaction based on net asset value, or NAV. The Companies provided ship valuations as per June 30, 2015, prepared by independent appraisers, to each of the advisors. The vessel appraisals, or the Appraisals, which include the vessels owned by the Companies, are attached to this joint proxy statement/prospectus as Appendix F. The NAV estimates and fairness opinion from Pareto for both Companies as of June 30, 2015, supported an exchange ratio in the range between 2.41 and 2.90. The NAV estimates and fairness opinion from Danske Bank for both Companies as of June 30, 2015 supported an exchange ratio of 2.43; however, Danske Bank noted that the valuation of leases between Frontline and Ship Finance International Limited, or the SFL Leases, is highly sensitive to changes in the assumptions of prevailing market conditions and charter rates going forward and, utilizing the "low case" scenario, would support an exchange ratio of 3.33. Based on the fairness opinions from Pareto and Danske Bank presented to the Disinterested Directors, the Disinterested Directors of each of the Boards agreed that an exchange ratio of 2.55 shares of Frontline for each share of Frontline 2012 would be fair consideration and in the best interests of the Companies and the shareholders of the Companies, including the Unaffiliated Shareholders. Based on this exchange ratio, Frontline will issue approximately 584 million shares to the Frontline 2012 shareholders as consideration. For more information on how the exchange ratio was determined, see the section entitled "The Merger—Background and Reasons for the Merger."
Q.	Why was the Merger proposed?
A.	The rationale for considering the merger was that both Companies operate in the tanker market and the Companies are exposed to the same market dynamics. In addition, Frontline is the manager for the Frontline 2012 fleet. The Companies believe that the consolidation of two companies in the same industry with similar management will create a more efficient investment vehicle for shareholders and lenders as well as remove any concerns regarding conflicts of interest for management.
Q.	Do the Boards of Frontline and Frontline 2012 recommend voting "FOR" the proposal to adopt the Merger Transactions?
A.	Yes. Based on the recommendation of the Disinterested Directors, taking into consideration the fairness opinions of the independent financial advisors, copies of which are attached to this joint proxy statement/prospectus as Appendices D and E, the Frontline Board and the Frontline 2012 Board approved the Merger and declared the Merger advisable, and recommend that the shareholders of Frontline and the shareholders of Frontline 2012, respectively, vote "FOR" the proposal to adopt the Merger at the Special General Meetings.

Q.	Do any of the Companies' directors or executive officers or the Companies' major shareholders have interests in the Merger that may differ from or be in addition to my interests as a shareholder?
A.	Yes. In considering the recommendation of both of the Boards that you vote to approve the Merger, you should be aware that the Hemen Shareholder owns shares in Frontline and Frontline 2012. The Hemen Shareholder is indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is Chairman of both Frontline and Frontline 2012. Upon the closing of the Merger, the Hemen Shareholder will receive an aggregate of approximately 377,713,061 common shares of Frontline, representing 48.3% of the issued and outstanding common shares of Frontline immediately after the closing of the Merger and increasing the shareholdings of the Hemen Shareholder and certain of its affiliates to 58.7% of Frontline's issued and outstanding shares. Please see the section entitled "Other Important Information Regarding the Companies —Security Ownership of Certain Beneficial Owners and Management of Frontline." In addition, Mr. Robert Hvide Macleod is the principal executive officer and a director of Frontline and principal executive officer of Frontline 2012; Ms. Georgina Sousa is a director and Company Secretary of both Frontline and Frontline 2012; Ms. Kate Blankenship is a director of both Frontline and Frontline 2012 and Ms. Inger M. Klemp is the principal financial officer for both Frontline and Frontline 2012. Both the Frontline Board and the Frontline 2012 Board were aware of and considered these interests, among other matters, in establishing the Disinterested Directors and in evaluating and negotiating the Merger Agreement, and in recommending that the Merger be approved by their respective shareholders. The Hemen Shareholder and certain of its affiliates, including Ship Finance, have agreed to vote their shares in favor of the approval of the Merger.
Q.	How will directors and executive officers of Frontline and Frontline 2012 vote on the proposal to approve the Merger?
A.	As of the date of this joint proxy statement/prospectus, the directors and officers of Frontline 2012, excluding Mr. Fredriksen, own approximately 0.29% of the issued and outstanding common shares of Frontline 2012 and the directors and officers of Frontline, excluding Mr. Fredriksen, own 0.01% of the issued and outstanding common shares of Frontline. Certain officers and directors of Frontline and Frontline 2012 have entered into the Voting Agreement, pursuant to which, among other things and subject to certain conditions, they have agreed to vote their shares in favor of approval of the Merger.
Q.	Why are the shareholders of Frontline being asked to vote on the Merger?
A.	The Merger and the applicable laws of Bermuda, which is the jurisdiction in which Frontline is incorporated and whose laws govern the Merger, do not require a vote by Frontline's shareholders to approve the Merger. However, under the Merger Agreement, it is a condition to closing that the Merger must be approved by the affirmative vote of more than 50% of the votes cast by the holders of record on , 2015 of Frontline present, in person or by proxy, and voting at the Special General Meeting.
Q.	When and where is the Frontline Special General Meeting?
A.	The Special General Meeting of Shareholders of Frontline will be held on , 2015, at 9:30 a.m., local time, at the Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda, unless adjourned or postponed to a later time and date.
Q.	When and where is the Frontline 2012 Special General Meeting?
A.	The Special General Meeting of Shareholders of Frontline 2012 will be held on , 2015, at 10:00 a.m., local time, at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road Hamilton, HM 08 Bermuda, unless adjourned or postponed to a later time and date.
Q.	Who can vote at the Frontline and Frontline 2012 Special General Meetings?
A.	Shareholders of record as of the close of business on , 2015, the record date for the Special General Meetings, or the Record Date, are entitled to receive notice of and to vote at the Special General Meetings of Frontline and Frontline 2012. You may vote all shares you owned as of the close of business on the Record Date. Each share is entitled to one vote per share.

Q.	What vote of Frontline shareholders is required in connection with the Merger?
A.	The affirmative vote of more than 50% of the votes cast by the holders of the common shares of Frontline on the Record Date present, in person or by proxy, and voting at the Special General Meeting is necessary to approve the Merger Transactions. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of Frontline on the Record Date be in attendance, in person or by proxy, at such Special General Meeting.
Q.	What vote of Frontline 2012 shareholders is required in connection with the Merger?
A.	The affirmative vote of 75% or more of the votes cast by the holders of the common shares of Frontline 2012 on the Record Date present, in person or by proxy, and voting at the Special General Meeting is necessary to approve the Merger Transactions. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of Frontline 2012 on the Record Date be in attendance in person or by proxy at such Special General Meeting.
Q.	What if I do not vote or do not fully complete my proxy card?
A.	Each Company must reach a quorum of two or more persons holding or representing more than one-third (1/3) of its issued and outstanding common shares of such Company at its Special General Meeting in order to have a vote on the approval of the Merger Transactions. The common shares of both Companies held by the entities that have entered into the Voting Agreement fulfill each Company's quorum requirement. However, approval of the Merger Transactions requires an affirmative vote of 75% or more of the votes cast by the holders of the common shares of Frontline 2012 and an affirmative vote of more than 50% of the votes cast by the holders of common shares of Frontline, in each case as on the Record Date present and voting at the Frontline Special General Meeting and the Frontline 2012 Special General Meeting, respectively. Therefore, your vote is very important. If the proposal to authorize and approve the Merger Transactions is passed by the necessary votes, Frontline 2012 common shares will be converted into the right to receive the Merger Consideration even though you did not vote.
If you submit a proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted "FOR" authorization and approval of the Merger Transactions.
Q.	What do I need to do now?
A.	After carefully reading and considering the information contained in this document, please submit your vote in accordance with the instructions set forth in the enclosed proxy card as soon as possible so that your shares may be voted at the relevant Special General Meeting. See the sections entitled "The Frontline Special General Meeting" and "The Frontline 2012 Special General Meeting," respectively.
Q.	If my shares are held in "street name" by my bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?
A.	You should instruct your bank, broker, trustee or other nominee to vote your shares. If you do not instruct your bank, broker, trustee or other nominee, your bank, broker, trustee or other nominee will not be able to vote your shares. Please check with your bank, broker, trustee or other nominee and follow the voting procedures your bank, broker, trustee or other nominee provides. Your bank, broker, trustee or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. See the sections entitled "The Frontline Special General Meeting—Proxies" and "The Frontline 2012 Special General Meeting—Proxies," respectively.
Q.	When do you expect the Merger to be completed?
A.	We currently expect to complete the Merger during the fourth quarter of 2015. However, we cannot assure you when or if the Merger will be completed. Among other things, the Merger Transactions must be authorized and approved by shareholders of Frontline and Frontline 2012 at the Special General Meetings and other conditions to completion, including but not limited to execution of certain definitive documents, satisfaction of customary closing conditions and receipt of regulatory approvals, must be satisfied or waived.

Q.	What are the material United States federal income tax consequences of the Merger to Frontline 2012 shareholders?
A.	The merger will generally not be a taxable transaction to a U.S. Holder (as defined in the section entitled "Material United States Federal Income Tax Consequences of the Merger") of Frontline 2012 common stock, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Frontline common stock. If cash is received in lieu of a fractional share of Frontline common stock, the U.S. Holder will be deemed, for U.S. federal income tax purposes, as (i) receiving solely Frontline common stock, including fractional share thereof, in exchange for the surrendered Frontline 2012 common stock and (ii) immediately thereafter selling the fractional share of Frontline common stock for the amount of cash received in lieu thereof. The material U.S. federal income tax consequences of the foregoing deemed transactions to a non-dissenting U.S. Holders of Frontline 2012 are as follows:
•	A U.S. Holder will not recognize gain or loss as a result of the receipt of Frontline common stock, or the deemed receipt of the fractional share thereof in exchange for Frontline 2012 common stock;
•	The aggregate adjusted tax basis in the Frontline 2012 common stock that is surrendered will be allocated between the Frontline common stock received and the fractional share based on their relative fair market values;
•	A U.S. Holder's aggregate adjusted tax basis in the shares of Frontline common stock received will be equal to the adjusted tax basis in Frontline 2012 common stock allocated to the shares;
•	A U.S. Holder will recognize gain or loss in respect of cash received in lieu of Frontline common stock equal to the amount by which cash received in lieu of the fractional share exceeds adjusted tax basis allocated to the fractional share; and
•	A U.S Holder's holding period for the shares of Frontline common stock received in the exchange will generally include the holding period of the Frontline 2012 common stock it surrendered.
The merger will generally not be a taxable transaction to a Non-U.S. Holder (as defined in the section entitled "Material United States Federal Income Tax Consequences of the Merger") for U.S. federal income tax purposes.
Q.	May I change my vote after I have submitted a proxy?
A.	Yes. If you have not voted through your bank, broker, trustee or other nominee, there are three ways you can change your vote after you have submitted your proxy:
•	First, you may complete and submit a written notice to the corporate secretaries of Frontline or Frontline 2012 at the addresses below:
Frontline Ltd. Par-la-Ville Place, 14 Par-la-Ville Road Hamilton, HM 08 Bermuda Attention: Georgina Sousa	Frontline 2012 Ltd. Par-la-Ville Place, 14 Par-la-Ville Road Hamilton, HM 08 Bermuda Attention: Georgina Sousa

•	Second, you may complete and submit a new proxy card or vote in accordance with the instructions included on the relevant proxy card. Your latest vote actually received by Frontline or Frontline 2012 before the Special General Meetings will be counted, and any earlier votes will be revoked.
•	Third, you may attend the Special General Meetings and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke any earlier proxy you may have given.
If you have instructed a bank, broker, trustee or other nominee to vote your shares, you must follow the directions you receive from your bank, broker, trustee or other nominee in order to change or revoke your vote.

Q.	If I want to attend the Frontline Special General Meeting, what do I do?
A.	You should come to Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road Hamilton, HM 08 Bermuda at 9:30 a.m., local time, on , 2015. If you hold your shares in "street name," you will need to bring proof of ownership (by means of a brokerage statement, letter from your bank or broker or similar means proving your ownership of shares as of the Record Date) to be admitted to the meeting. Only shareholders of record as of the Record Date for the Special General Meeting can vote in person at the Special General Meeting. If your shares are held in "street name," then you are not the shareholder of record and you must ask your bank, broker, trustee or other nominee how you can vote at the Special General Meeting.
However, in order to attend you must send a written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, to the Company Secretary, to reach Frontline's Registered Office by not later than 48 hours before the time for holding the meeting.
Q.	If I want to attend the Frontline 2012 Special General Meeting, what do I do?
A.	If you are a shareholder of record as of the Record Date, you should come to Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road Hamilton, HM 08 Bermuda at 10:00 a.m., local time, on , 2015. You must give written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarized certified copy of that power of attorney, and have this sent to DNB Bank ASA if your shares are held through the VPS, and the notification must reach DNB Bank ASA by no later than 48 hours before the time for holding the Special General Meeting. Only shareholders of record as of the Record Date are entitled to vote at the Special General Meeting. If your shares are held in "street name," then you are not the shareholder of record and you must ask your bank, broker, trustee or other nominee how you can vote at the Special General Meeting. You can contact DNB Bank ASA at the following address:
DNB Bank ASA
Registrars Department
P.O. Box 1600 Sentrum
0021 Oslo, Norway
Email: vote@dnb.no
Q.	Are there risks I should consider in deciding whether to vote for the Merger Transactions?
A.	Yes. We have set forth a list of risk factors that you should consider carefully in connection with the Merger. See the section entitled "Risk Factors."
Q.	Can a Frontline 2012 shareholder dissent and require appraisal of such shareholder's shares?
A.	Yes. Any Frontline 2012 shareholder who does not vote in favor of the merger and is not satisfied that fair value has been offered for such shareholder's shares may apply to the Supreme Court of Bermuda to appraise the fair value of those shares. Any shareholder intending to exercise appraisal rights MUST file its application for appraisal of the fair value of its common shares with the Supreme Court of Bermuda within ONE MONTH after the date the notice convening the special general meeting is deemed to have been received. Shareholders who properly exercise their appraisal rights are deemed to hold dissenting shares, or the Dissenting Shares. See the section entitled "The Merger— Dissenters' Rights."
Q.	Can a Frontline shareholder dissent and require appraisal of such shareholder's shares?
A.	A Frontline shareholder can dissent by voting "no" on the Merger, but Frontline shareholders do not have appraisal rights. This is because the merger is between Merger Sub and Frontline 2012, and under Bermuda law only shareholders of the entities merging receive appraisal rights. The sole shareholder of Merger Sub is Frontline.
Q.	What is the fair value of the shares of Frontline 2012?
A.	Under Bermuda law, in the event of a merger of a Bermuda company with another company or corporation, any shareholder of the Bermuda company is entitled to receive fair value for its shares. The Frontline 2012 Board considers the fair value for each Frontline 2012 common share to be the Merger Consideration (2.55 common shares of Frontline) providing Frontline 2012 shareholders with a value of approximately $6.579 for each Frontline 2012 common share, based on the closing price of the Frontline common shares on July 1, 2015, the day before the public announcement of the proposed merger.

Q.	How will Frontline 2012 shareholders with shares quoted on the Norwegian Over-The-Counter information system for unlisted shares administered by the Norwegian Securities Dealers association, or NOTC , receive the Merger Consideration?
A.	The holders of shares in Frontline 2012 that are quoted on the NOTC as of the date of the closing of the Merger, which will be registered as holders of common shares in Frontline 2012's register of shareholders with the Norwegian Central Securities Depository (Nw. Verdipapirsentralen), or the VPS, on the second trading day after the date of the closing of the Merger, or the VPS Record Date, will receive common shares in Frontline as Merger Consideration, without any further action on the part of the Frontline 2012 shareholder. For each common share recorded as held in Frontline 2012 as of the VPS Record Date, each holder of such Frontline 2012 common share will receive 2.55 common shares in Frontline, rounded down to the nearest whole common share. Frontline will not issue any fractional common shares and each holder of a fractional share interest will be paid an amount in cash (without interest). Holders of Frontline 2012 common shares cancelled pursuant to the Merger Agreement and any Dissenting Shares will not receive Merger Consideration.
For the purposes of determining the right to receive the Merger Consideration, Frontline 2012 will look solely to its register of shareholders with the VPS as of the expiry of the VPS Record Date, which will show Frontline 2012 shareholders as of expiry of the closing date of the Merger. See the section entitled "The Merger— Conversion of Issued and Outstanding Frontline 2012 Common Shares."
Q.	Who can help answer my additional questions about the Merger or voting procedures?
A.	If you have more questions about the Merger, including the procedures for voting your shares, you should contact:
If your broker holds your shares, then you should also contact your broker for additional information.

SUMMARY
This summary highlights certain information from this joint proxy statement/prospectus. It may not contain all of the information that may be important to you. You should carefully read this entire document, including the appendices and the other documents to which this document refers you, for a more complete understanding of the matters being considered at the Special General Meetings. In addition, we incorporate by reference into this document important business and financial information about Frontline. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled "Where You Can Find More Information." Additionally, some of the statements contained in this joint proxy statement /prospectus are forward-looking statements. See the section entitled "Cautionary Statement Concerning Forward-Looking Statements." All references in this joint proxy statement /prospectus to "dollars" or "$" are to U.S. dollars. In this joint proxy statement /prospectus , unless otherwise indicated, we refer to accounting principles generally accepted in the United States as "GAAP." We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of vessels.
The Merger
Under the terms of the Merger Transactions, Frontline 2012 will merge with and into Merger Sub and become a wholly-owned subsidiary of Frontline, and each issued and outstanding common share of Frontline 2012, other than shares cancelled pursuant to the Merger Transactions and any Dissenting Shares, will be converted into 2.55 common shares of Frontline. After the Merger, the Frontline common shares will continue to be listed on NYSE  and the Oslo Stock Exchange under the trading symbol "FRO", but the shares of Frontline 2012 will no longer be listed or quoted. In addition, Frontline has begun proceedings to delist its shares from the London Stock Exchange.
The Independent Financial Advisors of Frontline and the Independent Financial Advisors of Frontline 2012 Have Delivered Opinions to the Frontline Board and the Frontline 2012 Board, Respectively, That the Consideration to be Paid by Frontline and Received by Frontline 2012 in the Merger is Fair, From a Financial Point of View, to Frontline Shareholders and Frontline 2012 Shareholders, Respectively.
Danske Bank A/S, Norwegian Branch, or Danske Bank, rendered its oral opinion to the Frontline 2012 Board, which was subsequently confirmed in writing, that as of the date of the opinion, and based upon and subject to the considerations and limitations set forth in its written opinion, its work described in its written opinion and other factors it deemed relevant, the consideration to be received by the shareholders of Frontline 2012 is fair from a financial point of view to Frontline 2012 and its shareholders, including its Unaffiliated Shareholders. The full text of the written opinion of Danske Bank, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Appendix D to this joint proxy statement/prospectus. The summary of the written opinion of Danske Bank contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Shareholders of Frontline 2012 should read the opinion completely and carefully. Danske Bank provided its opinion for the information of the Frontline 2012 Board in connection with its evaluation of the Merger. Danske Bank's opinion is not intended to be and does not constitute a recommendation as to how any shareholder of Frontline 2012 should vote with respect to the Merger. Pursuant to an engagement letter between Frontline 2012 and Danske Bank, Frontline 2012 agreed to pay Danske Bank a fee payable upon delivery of the opinion.
Pareto Securities Inc., or Pareto, rendered its oral opinion to the Frontline Board, which was subsequently confirmed in writing, that as of the date of the opinion, and based upon and subject to the considerations and limitations set forth in its written opinion, its work described in its written opinion and other factors it deemed relevant, the consideration to be paid by Frontline is fair from a financial point of view to Frontline and its shareholders, including its Unaffiliated Shareholders. The full text of the written opinion of Pareto, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Appendix E to this joint proxy statement/prospectus. The summary of the written opinion of Pareto contained in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Shareholders of Frontline should read the opinion completely and carefully. Pareto provided its opinion for the information of the Frontline Board in connection with its evaluation of the Merger. Pareto's opinion is not intended to be and does not constitute a recommendation as to how any shareholder of Frontline should vote with respect to the Merger. Pursuant to an engagement letter between Frontline and Pareto, Frontline agreed to pay Pareto a fee payable upon delivery of the opinion.
See the section entitled "The Merger—Background and Reasons for the Merger" for a discussion of the contacts that gave rise to the merger negotiations that resulted in the signing of the definitive Merger Agreement.

The Independent Appraisers Delivered Valuations of the Vessels Contained in the Fleets of Frontline and Frontline 2012
Two appraisal companies, Fearnley AS, or Fearnley's, and Nordic Shipping AS, or Nordic, provided valuations of the vessels contained in the fleet of Frontline and Frontline 2012, or the Appraisers, to the Frontline Board and the Frontline 2012 Board. The full text of the valuations, which sets forth the assumptions made and limitations on the review undertaken in connection with the valuations, is included as Appendix F to this joint proxy statement prospects. Frontline and Frontline 2012 obtained the appraisals in the ordinary course of business in relation to the fleet valuation and did not pay any additional transaction based fees for the appraisals.
Material United States Federal Income Tax Considerations to Shareholders of Frontline 2012
The merger will generally not be a taxable transaction to a U.S. Holder (as defined in the section entitled "Material United States Federal Income Tax Consequences of the Merger") of Frontline 2012 common shares, other than a "10 Percent U.S. Shareholder" (as defined in the section entitled "Material United States Federal Income Tax Consequences of the Merger"), except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Frontline common shares. If cash is received in lieu of a fractional share of Frontline common shares, the U.S. Holder will be deemed, for U.S. federal income tax purposes, as (i) receiving solely Frontline common shares, including fractional share thereof, in exchange for the surrendered Frontline 2012 common shares and (ii) immediately thereafter selling the fractional share of Frontline common shares for the amount of cash received in lieu thereof. The material U.S. federal income tax consequences of the foregoing deemed transactions to a non-dissenting U.S. Holders of Frontline 2012, other than a 10 Percent U.S. Shareholder, are as follows:
•	A U.S. Holder will not recognize gain or loss as a result of the receipt of Frontline common shares, or the deemed receipt of the fractional share thereof in exchange for Frontline 2012 common shares;
•	The aggregate adjusted tax basis in the Frontline 2012 common shares that is surrendered will be allocated between the Frontline common shares received and the fractional shares based on their relative fair market values;
•	A U.S. Holder's aggregate adjusted tax basis in the shares of Frontline common shares received will be equal to the adjusted tax basis in Frontline 2012 common shares allocated to the shares;
•	A U.S. Holder will recognize gain or loss in respect of cash received in lieu of Frontline common shares equal to the amount by which cash received in lieu of the fractional share exceeds adjusted tax basis allocated to the fractional share; and
•	A U.S Holder's holding period for the shares of Frontline common shares received in the exchange will generally include the holding period of the Frontline 2012 common shares it surrendered.
A 10 Percent U.S. Shareholder of Frontline 2012 may recognize gain (but not loss) as a result of the Merger, if Frontline 2012 was a "controlled foreign corporation" during the last five year period ending on the Merger date, and after the Merger, either Frontline is not a CFC or the U.S. shareholder is no longer a 10 Percent U.S. Shareholder. See the section entitled "Material United States Federal Income Tax Consequences of the Merger."
The Merger will generally not be a taxable transaction to a Non-U.S. Holder (as defined in the section entitled "Material United States Federal Income Tax Consequences of the Merger") for U.S. federal income tax purposes.
Shareholders of Frontline 2012 Have Dissenters' Rights
Under Bermuda law, if the Merger is consummated, then shareholders of Frontline 2012 that have properly elected to dissent pursuant to Section 106 of the Companies Act of 1981 of Bermuda will be entitled to payment of the fair value of their shares in accordance with Bermuda law. To exercise your right to dissent, you must strictly follow the procedures prescribed by Section 106(6) of the Companies Act 1981 of Bermuda.
Fair Value of the Frontline 2012 shares and Frontline shares under the terms of the Merger Transactions
Under Bermuda law, in the event of a merger of a Bermuda company with another company or corporation, any shareholder of the Bermuda company is entitled to receive fair value for its shares. The Frontline 2012 Board considers the fair value for each Frontline 2012 common share to be the Merger Consideration (2.55 common shares of Frontline), providing Frontline 2012 shareholders with a value of approximately $6.579 for each Frontline 2012 common share, based on the closing price of the Frontline common shares on July 1, 2015, the day before the public announcement of the proposed Merger.

The Frontline Board's Disinterested Directors Unanimously Recommend that You Vote "FOR" the Authorization and Approval of the Merger Transactions.
The Frontline Board's Disinterested Directors have determined that the Merger Transactions are in the best interests of Frontline's shareholders, including the Unaffiliated Shareholders, and have unanimously approved the Merger Transactions. The Frontline Board's Disinterested Directors unanimously recommend that Frontline shareholders vote "FOR" the authorization and approval of the Merger Transactions. For the factors considered by the Frontline Board in reaching its decision to approve the Merger Transactions, see "The Merger—Background and Reasons for the Merger".
The Frontline 2012 Board's Disinterested Directors Unanimously Recommend that You Vote "FOR" the Authorization and Approval of the Merger Transactions
The Frontline 2012 Board's Disinterested Directors have determined that the Merger Transactions are in the best interests of Frontline 2012's shareholders, including the Unaffiliated Shareholders, and have unanimously approved the Merger Transactions. The Frontline 2012 Board's Disinterested Directors unanimously recommend that Frontline 2012 shareholders vote "FOR" the authorization and approval of the Merger Transactions. For the factors considered by the Frontline 2012 Board in reaching its decision to approve the Merger Transactions, see "The Merger—Background and Reasons for the Merger".
Some of Frontline's and Frontline 2012's Executive Officers and Directors Have Financial and Other Interests in the Merger That are in Addition to or Different From Your Interests
Some of the members of the Frontline Board and the Frontline 2012 Board and certain of Frontline 2012's and Frontline's executive officers have financial interests in the Merger that are in addition to, and/or different from, your interests. The Disinterested Directors of Frontline 2012 were aware of these additional and/or differing interests and potential conflicts and considered them, among other matters, in evaluating, negotiating and approving the Merger Transactions. These interests include the following:
•	After the Merger, the current directors of Frontline 2012 are expected to resign, and the following persons who are officers or directors of Frontline will become the new Frontline 2012 directors: Mses. Kate Blankenship, Georgina Sousa and Inger M. Klemp.
•	The Hemen Shareholder and certain of its affiliates, including Frontline, and the directors and officers of Frontline 2012, own approximately 67.0% of the issued and outstanding common shares of Frontline 2012. The Hemen Shareholder and certain of its affiliates, including Ship Finance, and the directors and officers of Frontline, own approximately 41.0% of the issued and outstanding common shares of Frontline. Immediately after the closing of the Merger, the Hemen Shareholder and certain of its affiliates, including Ship Finance, are expected to own approximately 459,017,114 Frontline common shares, which will represent approximately 58.7% of our issued and outstanding common shares after giving effect to the issuance of the Merger Consideration.
•	The Hemen Shareholder is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries. We refer to these companies collectively as the Hemen Related Companies. In addition, certain directors of Frontline, including John Fredriksen, Kate Blankenship, Robert Hvide Macleod, Ola Lorentzon and Georgina Sousa, and certain directors of Frontline 2012, including John Fredriksen, Paul Leand, Hans Petter Aas, Jens Martin Jensen, Kate Blankenship and Georgina Sousa, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Ship Finance International Limited (NYSE:SFL), or Ship Finance, Seadrill Limited (NYSE:SDRL), or Seadrill, North Atlantic Drilling Ltd. (NYSE:NADL), or NADL and Golden Ocean Group Ltd. (NASDAQ: GOGL), or Golden Ocean.
•	The Merger Transactions provides for director and officer indemnification arrangements for each of Frontline 2012's directors and officers who are currently covered by Frontline 2012's indemnification arrangements and a directors' and officers' liability insurance policy that will continue for six years following completion of the Merger.
Your Rights as a Shareholder of Frontline Will Be Different From Your Rights as a Shareholder of Frontline 2012
The conversion of Frontline 2012 common shares into Frontline common shares in the Merger will result in changes from your current rights as a Frontline 2012 shareholder, which generally are governed by Bermuda law and Frontline 2012's organizational documents, to your rights as a Frontline shareholder, which generally will be governed by Bermuda law also, and Frontline's organizational documents. See the section entitled, "Comparison of Shareholder Rights."

The Frontline Board after the Merger (see section entitled "Other Important Information Regarding the Companies ")
The Board of Frontline will not change as a result of the Merger. After the Merger, it will consist of John Fredriksen, Ola Lorentzon, Georgina Sousa, Kate Blankenship, and Robert Hvide Macleod.
Frontline's Management after the Merger (see section entitled "Other Important Information Regarding the Companies ")
After the Merger, Robert Hvide Macleod will continue to serve as the principal executive officer and Inger M. Klemp will continue to serve as the principal financial officer of Frontline.
The Companies (see the section entitled "Information about the Companies")
Frontline Ltd.
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08 Bermuda
1 (441) – 295 6935
Frontline is an international shipping company that was incorporated in Bermuda in 1992. Its principal offices are located in Hamilton, Bermuda. Frontline is engaged primarily in the ownership and operation of crude oil tankers, and is also involved in the charter, purchase and sale of vessels. Frontline's tanker fleet consists of 23 vessels and is comprised of 14 Very Large Crude Carriers, or VLCCs, and nine Suezmax tankers. Two Suezmax tankers are owned by Frontline and the remaining 21 vessels are chartered in. Frontline also has ten VLCCs, eight Suezmax tankers, ten LR2/Aframax tankers and 16 MR/Handysize tankers under commercial management.  Frontline Ltd.'s common shares are listed on the New York Stock Exchange  and the Oslo Stock Exchange under the symbol "FRO." Frontline's common shares are currently also listed on the London Stock Exchange under the symbol "FRO , " but Frontline has begun proceedings to delist its shares from the London Stock Exchange.
Frontline 2012 Ltd.
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08 Bermuda
1 (441) – 295 6935
Frontline 2012 is an international shipping company that was incorporated in Bermuda in 2011. Its principal offices are located in Hamilton, Bermuda. Frontline 2012 is engaged primarily in the ownership and operation of crude oil and product tankers. Frontline 2012 owns or controls 44 vessels, including six modern VLCCs and six modern Suezmax tankers, six MR tankers, four LR2 tankers, four VLCC newbuilding contracts, six Suezmax tanker newbuilding contracts and 12 LR2 newbuilding contracts. Frontline 2012's common shares are registered on the Norwegian Over-The-Counter list.
The Special General Meeting of Frontline Shareholders (see the section entitled the "The Frontline Special General Meeting")
The Frontline Special General Meeting will be held on           , 2015, at 9:30, local time, at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda, unless adjourned or postponed to a later date. At the Frontline Special General Meeting, Frontline shareholders will be asked:
1.	To consider and vote upon a proposal to authorize and approve the Merger Transactions by and among Frontline, Frontline 2012 and Merger Sub, pursuant to which Frontline 2012 will become a wholly-owned subsidiary of Frontline.
Record Date. Each Frontline shareholder may cast one vote at the Special General Meeting for each common share of Frontline that was owned by such shareholder at the close of business on                          , 2015. At that date, there were           common shares of Frontline entitled to be voted at the Special General Meeting.
As of the date of this proxy statement/prospectus, directors and executive officers of Frontline, other than Mr. Fredriksen, owned (directly or indirectly) and had the right to vote approximately 0.01% of the common shares of Frontline entitled to be voted at the Special General Meeting and the Hemen Shareholder and its affiliates, including Ship Finance, have the right to vote approximately 41.0% of the common shares of Frontline entitled to be voted at the Special General Meeting.

Required Vote. In order for the Merger Transactions to be authorized and approved by Frontline shareholders, the affirmative vote by the holders of or more than 50% of the votes cast by the holders of the common shares of Frontline on the Record Date present, in person or by proxy, and voting at the Special General Meeting. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of Frontline on the Record Date be in attendance in person or by proxy at such Special General Meeting. We urge you to vote.
The Special General Meeting of Frontline 2012 Shareholders (see the section entitled the "The Frontline 2012 Special General Meeting")
The Frontline 2012 Special General Meeting will be held on           , 2015, at 10:00 a.m., local time, at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda, unless adjourned or postponed to a later date. At the Frontline 2012 Special General Meeting, Frontline 2012 shareholders will be asked:
1.	To consider and vote upon a proposal to authorize and approve the Merger Transactions by and among Frontline, Frontline 2012 and Merger Sub, pursuant to which Frontline 2012 will become a wholly-owned subsidiary of Frontline.
Record Date. Each Frontline 2012 shareholder may cast one vote at the Special General Meeting for each common share of Frontline 2012 that was owned by such shareholder at the close of business on                         , 2015. At that date, there were                      common shares of Frontline 2012 entitled to vote at the Special General Meeting.
As of the date of this proxy statement/prospectus, directors, and executive officers of Frontline 2012, other than Mr. Fredriksen, and their affiliates owned (directly or indirectly), and had the right to vote approximately 0.29% of the common shares of Frontline 2012 entitled to be voted at the Special General Meeting, and the Hemen Shareholder and certain of its affiliates, including Frontline and the directors and officers of Frontline 2012, have the right to vote approximately 67.0% of the common shares of Frontline 2012 entitled to be voted at the Special General Meeting.
Required Vote. In order for the Merger Transactions to be authorized and approved by Frontline 2012 shareholders, the affirmative vote by the holders of 75% or more of the votes cast by the holders of the common shares of Frontline 2012 on the Record Date present, in person or by proxy, and voting at the Special General Meeting. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of Frontline 2012 on the Record Date be in attendance in person or by proxy at such Special General Meeting. We urge you to vote.
The Voting Agreement
The Hemen Shareholder and certain of its affiliates, including Frontline, and the directors and officers of Frontline 2012, own approximately 67.0% of the issued and outstanding common shares of Frontline 2012. The Hemen Shareholder and certain of its affiliates, including Ship Finance, and the directors and officers of Frontline, own approximately 41.0% of the issued and outstanding common shares of Frontline. The Hemen Shareholder, Ship Finance and certain directors and officers of the Frontline 2012 and Frontline have entered into the Voting Agreement with the Companies for the shares they own in Frontline 2012 and Frontline, respectively, pursuant to which, among other things and subject to certain conditions, the Hemen Shareholder, Ship Finance and certain directors and officers of the Frontline 2012 and Frontline have agreed to vote their shares in favor of approval of the Merger. See the section entitled "The Voting Agreement."
The Merger Agreement
The Merger Agreement , as amended, is described in this joint proxy statement/prospectus and is included as Appendix A. We urge you to read the Merger Agreement in its entirety because it is the legal document governing the Merger. See the section entitled "The Merger Agreement."
Completion of the Merger is Subject to Conditions
The respective obligations of Frontline and Frontline 2012 to complete the Merger are subject to the satisfaction or waiver of various conditions, including the authorization and approval of the Merger Transactions by Frontline 2012 and Frontline shareholders and the accuracy of representations and warranties of Frontline and Frontline 2012 as of the closing date of the Merger. In addition, the obligation of Frontline and Frontline 2012 to complete the Merger is subject to the satisfaction or waiver of certain additional conditions. Although it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived. See the section entitled "The Merger Agreement."

Accounting Treatment
The merger of Frontline and Frontline 2012 will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations", with Frontline 2012 selected as the accounting acquirer under this guidance. We will refer to the Companies together, after giving effect to the Merger, as the Combined Company. The factors that were considered in determining that Frontline 2012 should be treated as the accounting acquirer in the Merger Transaction were the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company and the controlling interest of the Hemen Shareholder, the relative sizes of Frontline and Frontline 2012, the composition of senior management of the Combined Company, the name of the Combined Company, the  terms of exchange of equity interests and the continued stock exchange listings of the Combined Company. Management believes that the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company and the controlling interest of the Hemen Shareholder and the relative sizes of Frontline and Frontline 2012 were the most significant factors in determining Frontline 2012 as the accounting acquirer.
With respect to the relative voting rights, it is noted that after the completion of the Merger, the Frontline shareholders and the shareholders of Frontline 2012 will own approximately 198.4 million and 583.6 million shares, respectively, or approximately 25.4% and 74.6%, respectively. The analysis of the relative voting rights in a business combination involving entities with common shareholders should consider the former shareholder groups of the combining entities and not the individual owners that are common to the combining entities. The former shareholder group that retains or receives the largest portion of the voting rights in the combined entity would be the accounting acquirer, absent the consideration of any of the other factors provided in ACS 805. In this transaction, the Frontline 2012 shareholders, including the Hemen Shareholder, will own approximately 74.6% of the resulting company and shareholders of Frontline, including the Hemen Shareholder, will own approximately 25.4% of the resulting company and so the Frontline 2012 shareholder group will receive the largest voting percentage. This points to Frontline 2012 as the accounting acquirer.
While there are no changes to the board of directors of the Combined Company as compared to Frontline as a result of this transaction, it is noted that three of the five members of the board are also directors of Frontline 2012 and that the Hemen Shareholder, the controlling shareholder of Frontline 2012 will become the controlling shareholder of the Combined Company following the merger. This will give the Hemen Shareholder the ability to determine the composition of the board of directors of the Combined Company, and this points to Frontline 2012 as the accounting acquirer.
Frontline 2012 does not have any employees and, under the supervision of its Board of Directors, contracts all day-to-day management of the company to a subsidiary of Frontline. The absence of a Frontline 2012 management team and the continuation of Frontline's existing management in the Combined Company points to Frontline as the accounting acquirer.
While Frontline had larger revenues in 2014, it is noted that Frontline 2012 has been in growth phase following its creation in December 2011. Due to this, and the fact that Frontline 2012 is significantly larger in terms of total assets, net book value of equity and market capitalization, Frontline 2012 is considered to be the larger company and this points to Frontline 2012 as the accounting acquirer.
Due to the long history of Frontline in the oil tanker business, management believes that Frontline's name is more widely known and decided to take advantage of this when deciding on the name of the Combined Company. While this points to Frontline as the accounting acquirer, it is not considered to be an important factor in the determination compared with the various factors discussed above.
It is noted that Frontline's current listings on the New York Stock Exchange  and the Oslo Stock Exchange will continue after the merger of Frontline Acquisition and Frontline 2012 and the latter's Norwegian OTC listing will disappear. While this points to Frontline as the accounting acquirer, it is not considered to be an important factor in the determination compared with the various factors discussed above.

RISK FACTORS
In addition to the other information included or incorporated by reference in this joint proxy statement/prospectus, you should carefully consider the matters described below relating to the proposed Merger, the Companies' business and the industry they will continue to operate within, in deciding whether to vote for authorization and approval of the Merger Transactions. Although Frontline and Frontline 2012 believe that the matters described below cover the material risks related to the Merger and the Companies' businesses and the industry they will continue to operate within that are currently known or reasonably foreseeable, they may not contain all of the information that is important to you in evaluating the Merger. Accordingly, we urge you to read this entire joint proxy statement/prospectus, including the appendices and the information included or incorporated by reference in this document. Please also refer to the additional risk factors identified in the periodic reports and other documents of Frontline incorporated by reference into this joint proxy statement/prospectus. See the section entitled "Where You Can Find More Information." Unless the context otherwise requires, as used in this registration statement, the terms "we," "us," and "our" refer to the Companies after giving effect to the Merger and all of their subsidiaries. We will refer to the Companies together, after giving effect to the Merger, as the Combined Company.
Risks Related to the Merger Transactions
Certain of the Companies' directors, executive officers and major shareholders have interests in the Merger that may be different from or are in addition to, the interests of the Companies' other shareholders.
Certain of the Companies' directors, executive officers and major shareholders have interests in the Merger that may be different from, or are in addition to, the interests of the Companies' other shareholders. In particular, the Hemen Shareholder and certain of its affiliates, own approximately 41.0% of the issued and outstanding shares of Frontline and 67.0% of the issued and outstanding shares of Frontline 2012 and, after the Merger, would own approximately 58.7% of the issued and outstanding shares of Frontline. The Hemen Shareholder is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries. We refer to these companies collectively as the Hemen Related Companies. In addition, certain directors of Frontline, including John Fredriksen, Kate Blankenship, Robert Hvide Macleod, Ola Lorentzon and Georgina Sousa, and certain directors of Frontline 2012, including John Fredriksen, Paul Leand, Hans Petter Aas, Jens Martin Jensen, Kate Blankenship and Georgina Sousa, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Ship Finance International Limited (NYSE:SFL), or Ship Finance, Seadrill Limited (NYSE:SDRL), or Seadrill, North Atlantic Drilling Ltd. (NYSE:NADL), or NADL, and Golden Ocean Group Ltd. (NASDAQ: GOGL), or Golden Ocean. There may be real or apparent conflicts of interest with respect to matters affecting the Hemen Shareholder and other Hemen Related Companies, whose interests, in some circumstances, may be adverse to ours. Since no money, fees or bonuses will be paid in connection with the completion of the Merger, none of the directors, executive officers or major shareholders will have a direct monetary interest in the transaction. For a detailed discussion of the interests that the Company's directors and executive officers may have in the Merger, please see the section entitled "Related Party Transactions."
We may fail to realize the anticipated benefits of the Merger, and the integration process could adversely impact Frontline's ongoing operations.
Frontline, Merger Sub and Frontline 2012 entered into the Merger Agreement with the expectation that the Merger would result in various benefits, including, among other things, the creation of a larger listed company that would be more attractive to investors, improved purchasing and placing power, an expanded customer base and ongoing cost savings and operating efficiencies. The success of the Merger will depend, in part, on our ability to realize such anticipated benefits from combining the businesses of Frontline and Frontline 2012. The anticipated benefits and cost savings of the Merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or results of the Combined Company.
While wholly-owned subsidiaries of Frontline currently are the commercial managers of all of the operating vessels owned by Frontline 2012, it is possible that the integration process could result in the loss of key employees, the disruption of each Company's ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the Merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Frontline and Frontline 2012 during the transition period. The integration may take longer than anticipated and may have unanticipated adverse results relating to Frontline's or Frontline 2012's existing business.

Some of the directors of the Frontline Board and the Frontline 2012 Board are affiliated with other Hemen Related Companies, which after the Merger could result in conflicts of interest that may not be resolved in our favor.
Certain members of the Frontline Board and the Frontline 2012 Board also serve on the boards or as officers of one or more Hemen Related Companies, including but not limited to, Seadrill, NADL, Ship Finance and Golden Ocean. To the extent that Frontline does business with or competes with other Hemen Related Companies for business opportunities, prospects or financial resources, or participates in ventures in which other Hemen Related Companies may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for Frontline. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to Frontline, and it is possible that conflicts may be resolved in a manner adverse to Frontline.
Frontline's shareholders and Frontline 2012's shareholders may receive a lower return on their investment after the Merger.
Although Frontline and Frontline 2012 believe that the Merger will create financial, operational and strategic benefits for the combined company and its shareholders, these benefits may not be achieved. The combination of Frontline's and Frontline 2012's businesses, even if conducted in an efficient, effective and timely manner, may not result in combined financial performance that is better than what each company would have achieved independently if the Merger had not occurred.
If the Merger Agreement is terminated then Frontline 2012 or Frontline may be liable for a termination fee.
If the Merger Agreement is terminated by either Frontline 2012 or Frontline prior to the nine-month anniversary of the date of such termination, the party that initiated the termination enters into a definitive agreement with respect to any other acquisition proposal which gave rise to such termination, or any such acquisition proposal is consummated, then the party that initiated the termination of the Merger Agreement is obligated under the terms of the Merger Agreement to pay a $10 million termination fee.
Frontline will assume the existing indebtedness of Frontline 2012 if the Merger is completed, which may impose additional operating and financial restrictions on Frontline (beyond those that currently exist) which, together with the resulting debt services obligations, could significantly limit our ability to execute our business strategy and increase the risk of default under our debt obligations once the Merger is completed.
As of June 30, 2015, Frontline intends to assume existing indebtedness in an aggregate amount of approximately $654 million in connection with the Merger. Frontline's current credit facilities require it to comply with certain financial maintenance covenants.
The additional credit facilities require us or our subsidiaries to maintain the following financial covenants:
•	value-adjusted equity;
•	positive working capital; and
•	a certain level of free cash.
Because some of these ratios are dependent on the market value of vessels, should charter rates or vessel values materially decline in the future, the Combined Company may be required to take action to reduce its debt or to act in a manner contrary to its business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond the Combined Company's control, including changes in the economic and business conditions in the shipping markets in which the Combined Company will operate, may affect Frontline's ability to comply with these covenants. Frontline cannot assure you that it will meet these ratios or satisfy its financial or other covenants or that its lenders will waive any failure to do so.
These financial and other covenants may adversely affect the Combined Company's ability to finance future operations or limit its ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict the Combined Company's flexibility in planning for changes in its business and the industry and make it more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or the Combined Company's inability to maintain the required financial ratios under, the credit facilities would prevent it from borrowing additional money under its credit facilities and could result in a default under its credit facilities. If a default occurs under the Combined Company's credit facilities, the lenders could elect to declare the issued and outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of the Combined Company's assets.

Following the completion of the Merger, the Combined Company's ability to meet its cash requirements, including the Combined Company's debt service obligations, will be dependent upon its operating performance, which will be subject to general economic and competitive conditions and to financial, business and other factors affecting its operations, many of which are or may be beyond the Combined Company's control. The Combined Company cannot provide assurance that its business operations will generate sufficient cash flows from operations to fund these cash requirements and debt service obligations. If the Combined Company's operating results, cash flow or capital resources prove inadequate, it could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt and other obligations. If the Combined Company is unable to service its debt, it could be forced to reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance its debt or seek additional equity capital, and the Combined Company may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow the Combined Company to service its debt obligations or may have an adverse impact on its business. The Combined Company's debt agreements may limit its ability to take certain of these actions. The Combined Company's failure to generate sufficient operating cash flow to pay its debts or to successfully undertake any of these actions could have a material adverse effect on the Combined Company. These risks may be increased as a result of the increased amount of indebtedness of the Combined Company following the completion of the Merger.
In addition, the degree to which the Combined Company may be leveraged as a result of the indebtedness assumed in connection with the Merger or otherwise could materially and adversely affect its ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make the Combined Company more vulnerable to general adverse economic, regulatory and industry conditions, could limit its flexibility in planning for, or reacting to, changes and opportunities in the markets in which it competes.
The completion of the Merger will expose Frontline to increased risks relating to the construction of its newbuilding vessels because of the increased number of newbuilding vessels.
As of December 31, 2014, Frontline had one contract for a newbuilding vessel, which vessel was delivered in January 2015. As of December 31, 2014, on a pro forma basis, giving effect to the Merger, the Combined Company had contracts for 32 newbuilding vessels. Since then, Frontline 2012 took delivery of three vessels, sold 12 newbuildings to Golden Ocean, and entered into contracts for six additional newbuildings, bringing the total newbuilding vessels owned by the Combined Company to 22. These vessels are scheduled to be delivered to the Combined Company through December 2017. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect the Combined Company's financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and the Combined Company will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.
Both Frontline and Frontline 2012 are organized under the laws of Bermuda and all of their assets will be, and all of their directors and officers will reside, outside of the United States after the Merger and as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States in Bermuda.
Frontline and Frontline 2012 both are organized under the laws of Bermuda. After the Merger, all of the Combined Company's assets will be located outside the United States, and most of the directors and officers of Frontline and Frontline 2012 will reside outside the United States. In addition, all of the experts named in this joint proxy statement/prospectus reside outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of the Combined Company and such directors, officers or experts under the United States federal securities laws. There is uncertainty as to the enforceability in Bermuda by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.

After the merger, the Combined Company may no longer qualify for exemption under Section 883, and may therefore have to pay tax on its U.S. source income, which would reduce the earnings of the Combined Company.
Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as the Combined Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.
Before the Merger, Frontline qualified for this statutory tax exemption and Frontline took this position for U.S. federal income tax return reporting purposes.  However, Frontline 2012 did not qualify for this statutory tax exemption.  The Combined Company will not qualify for exemption under the Code section 883 for a particular year if certain "non-qualified" stockholders with a five percent or greater interest in its stock own 50% or more of outstanding shares of the Combined Company's stock on more than half the days during the taxable year. It is expected that after the Merger, one or more non-qualified stockholders that each own five percent or greater interest in the Combined Company's stock may own 50% or more of outstanding shares of the Combined Company's stock on more than half the days during a taxable year, and as a result the Combined Company may lose the benefit of this tax exemption and become subject to U.S. federal income tax on the Combined Company's U.S. source income.
If the Combined Company is not entitled to exemption under Section 883 for any taxable year, the Combined Company could be subject for those years to an effective 2% U.S. federal income tax on the shipping the Combined Company derives during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on the Companied Company's business and would result in decreased earnings available for distribution to its stockholders. For example, based on the activity of Frontline and Frontline 2012 for the 2014 taxable year, if the Combined Company had been subject to U.S. federal income tax, it would have had an aggregate tax liability of approximately $1 million.
Risks Related to the Tanker Industry
If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected.
Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil and product carriers fell dramatically in connection with the commencement of the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current spot and time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.
The factors that influence demand for tanker capacity include:
•	supply and demand for oil and oil products;
•	global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;
•	regional availability of refining capacity;
•	environmental and other legal and regulatory developments;
•	the distance oil and oil products are to be moved by sea;
•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
•	currency exchange rates;
•	weather and acts of God and natural disasters;
•	competition from alternative sources of energy and from other shipping companies and other modes of transport;
•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and
•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.
The factors that influence the supply of tanker capacity include:
•	current and expected purchase orders for tankers;
•	the number of tanker newbuilding deliveries;
•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;
•	the scrapping rate of older tankers;
•	the successful implementation of the phase-out of single-hull tankers;
•	technological advances in tanker design and capacity;
•	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;
•	port and canal congestion;
•	price of steel and vessel equipment;
•	conversion of tankers to other uses or conversion of other vessels to tankers;
•	the number of tankers that are out of service; and
•	changes in environmental and other regulations that may limit the useful lives of tankers.
The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. While market conditions have improved since the global financial crisis in 2008, continued volatility may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends and existing contractual obligations.
The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels.
Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world's economies, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that the relatively high charter rates that were paid prior to 2008 were the result of economic growth in the world economies that exceeded growth in global vessel capacity. Since 2008 charter rates have been volatile, and there can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in vessel values and charter rates would have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Any decrease in shipments of crude oil may adversely affect our financial performance.
The demand for our crude oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:
•	increased crude oil production from other areas;
•	increased refining capacity in the Arabian Gulf or West Africa;
•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;
•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and
•	the development, availability and the costs of nuclear power, natural gas, coal and other alternative sources of energy.
In addition, volatile economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.
Demand for shipping of refined petroleum and other oil products could be significantly affected by volatile oil and gas prices and the overall demand for oil and gas.

Oil and gas prices are volatile and are affected by numerous factors beyond our control, including the following:
•	worldwide demand and global economic conditions;
•	the cost of exploration, development, production, transportation and distribution of oil and gas;
•	expectations regarding future energy prices for both oil and gas and other sources of energy;
•	the level of worldwide refined petroleum and other oil product production and exports;
•	government laws and regulations, including environmental protection laws and regulations;
•	local, national and international political conditions, including military and non-military conflicts;
•	the weather and natural disasters; and
•	the availability and cost of alternative energy sources.
If demand for shipping of refined petroleum and other oil products declines, the Combined Company may be unable to achieve a level of charter hire sufficient for it to operate its product tankers profitably.
An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability.
In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with current or future covenants in any of our agreements.

 Risks Related to Shipping Generally
Risks involved with operating ocean-going vessels could affect the Combined Company's business and reputation, which could have a material adverse effect on the Combined Company's results of operations and financial condition.
The operation of an ocean-going vessel carries inherent risks.  These risks include the possibility of:
•	a marine disaster;
•	terrorism;
•	environmental accidents;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.
Any of these circumstances or events could increase the Combined Company's costs or lower the Combined Company's revenues. The involvement of the Combined Company's vessels in an oil spill or other environmental disaster may harm the Combined Company's reputation as a safe and reliable tanker operator.
Volatile economic conditions throughout the world could have an adverse impact on the Combined Company's operations and financial results.
The world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East, North Africa and other geographic areas and continuing economic weakness in the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for the Combined Company's services. While market conditions have improved, continued adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on the Combined Company's results of operations, financial condition and cash flows, and could cause the price of the Combined Company's common shares to decline.
The European Union continues to experience relatively slow growth and exhibit weak economic trends. Over the past six years, the credit markets in Europe have experienced significant contraction, de-leveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008.
The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on it of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2014, is estimated to be around 7.4%, down from a growth rate of 7.7% for the year ended December 31, 2013, and remaining below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. The Combined Company's financial condition and results of operations, as well as the Combined Company's future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.
The inability of countries to refinance their debts could have a material adverse effect on the Combined Company's revenue, profitability and financial position.
As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for oil cargoes and for the Combined Company's services. Market perceptions concerning these and related issues, could affect the Combined Company's financial position, results of operations and cash flow.

The current state of the global financial markets and current economic conditions may adversely impact the Combined Company's ability to obtain financing on acceptable terms and otherwise negatively impact the Combined Company's business.
Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. The shipping industry, which is highly dependent on the availability of credit to finance and expand operations, has been and may continue to be negatively affected by this decline.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, the Combined Company cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, the Combined Company may be unable to meet its obligations as they come due or the Combined Company may be unable to enhance its existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
In addition, at times, lower demand for crude oil and oil products as well as diminished trade credit available for the delivery of such crude oil and oil products have led to decreased demand for tankers creating downward pressure on charter rates.
If the current global economic environment worsens, the Combined Company may be negatively affected in the following ways:
•	the Combined Company may not be able to employ its vessels at charter rates as favorable to it as historical rates or at all or operate the Combined Company's vessels profitably; and
•	the market value of the Combined Company's vessels could decrease, which may cause it to recognize losses if any of the Combined Company's vessels are sold or if their values are impaired.
The occurrence of any of the foregoing could have a material adverse effect on the Combined Company's business, results of operations, cash flows, financial condition and ability to pay dividends.
Acts of piracy on ocean-going vessels could adversely affect the Combined Company's business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased in 2014 as compared to 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with tankers particularly vulnerable to such attacks. If these piracy attacks occur in regions in which the Combined Company's vessels are deployed that insurers characterize as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent the Combined Company employs on-board security guards, could increase in such circumstances. The Combined Company may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on it. In addition, detention hijacking as a result of an act of piracy against the Combined Company's vessels, or an increase in cost, or unavailability of insurance for its vessels, could have a material adverse impact on the Combined Company's business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to the Combined Company's customers, which could impair their ability to make payments to it under the Combined Company's charters.
World events could affect the Combined Company's results of operations and financial condition.
Continuing conflicts in the Middle East and North Africa, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect the Combined Company's ability to obtain financing on terms acceptable to it or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that the Combined Company's vessels are potential terrorist targets, could have a material adverse impact on the Combined Company's business, financial condition, results of operations and ability to pay dividends.

The Combined Company's vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect the Combined Company's reputation and the market for the Combined Company's common shares.
From time to time on charterers' instructions, Frontline or Frontline 2012 vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. In the past, certain of the Frontline's vessels have made port calls to Iran, however, none of its vessels made any port calls to Iran during 2014. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action" ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.  The U.S. extended sanctions relief under the JPOA to November 24, 2014, then further extended such relief until June 30, 2015, and eventually to July 14, 2015.  On July 14, 2015, the United States, Russia, China, France, the United Kingdom, Germany, and the European Union announced that they reached an agreement with Iran titled, the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program," or JCPOA.  In light of the JCPOA, the JPOA has been extended for a yet undetermined period of time through "Implementation Day," which is a defined term in the JCPOA. It is expected that Implementation Day will not occur until at least January 2016.
Although each of Frontline and Frontline 2012 believes that it has been in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, there can be no assurance that it will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact such company's ability to access U.S. capital markets and conduct its business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, such company's common stock may adversely affect the price at which the company's common stock trades. Moreover, charterers of Frontline or Frontline 2012 may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve it or its vessels, and those violations could in turn negatively affect Frontline or Frontline 2012's reputation. In addition, the reputation of Frontline or Frontline 2012 and the market for its securities may be adversely affected if it engages in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of Frontline's or Frontline 2012's common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce the Combined Company's net cash flows and net income.
The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.
A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. The Combined Company expects its vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two and a half to five years for inspection of its underwater parts.
Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on the Combined Company's business, results of operations, cash flows, financial condition and ability to pay dividends.
The Combined Company is subject to complex laws and regulations, including environmental laws and regulations that can adversely affect its business, results of operations and financial condition.
The Combined Company's operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which the Combined Company's vessels operate or are registered, which can significantly affect the ownership and operation of its vessels. These requirements include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002, or the MTSA.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of the Combined Company's vessels.  Compliance with such laws and regulations may require it to obtain certain permits or authorizations prior to commencing operations.  Failure to obtain such permits or authorizations could materially impact the Combined Company's business results of operations, financial conditions and ability to pay dividends by delaying or limiting its ability to accept charterers.  The Combined Company may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of the Combined Company's ability to address pollution incidents. Additionally, the Combined Company cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico or other similar incidents in the future. These costs could have a material adverse effect on the Combined Company's business, results of operations, cash flows and financial condition.
The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although the Combined Company does not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on its operations.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of the Combined Company's operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject it to liability, without regard to whether the Combined Company was negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States.  An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. Federal, state and local laws, as well as third-party damages, including punitive damages, and could harm the Combined Company's reputation with current or potential charterers of its tankers.  The Combined Company will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.  Although the Combined Company's technical manager will arrange for insurance to cover the Combined Company's vessels with respect to certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on its business, financial condition, results of operations and cash flows.
If the Combined Company fails to comply with international safety regulations, the Combined Company may be subject to increased liability, which may adversely affect its insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of the Combined Company's vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If the Combined Company fails to comply with the ISM Code, it may be subject to increased liability, including the invalidation of existing insurance or a decrease of available insurance coverage for its affected vessels and such failure may result in a denial of access to, or detention in, certain ports.
Maritime claimants could arrest one or more of the Combined Company's vessels, which could interrupt the Combined Company's cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien-holder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of the Combined Company's vessels could result in a significant loss of earnings for the related off-hire period.
In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against the Combined Company or any of its vessels for liabilities of other vessels that the Combined Company owns.
Governments could requisition the Combined Company's vessels during a period of war or emergency resulting in a loss of earnings.
A government of a vessel's registry could requisition for title or seize one or more of the Combined Company's vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of the Combined Company's vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of the Combined Company's vessels could have a material adverse effect on the Combined Company's business, results of operations, cash flows, financial condition and ability to pay dividends.
Risks Related to the Combined Company's Business
The Combined Company will need to procure additional financing in order to complete the construction of its newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.
We cannot guarantee that the Combined Company will be able to obtain additional financing at all or on acceptable terms. If adequate funds are not available, the Combined Company may have to reduce expenditures for investments in new and existing projects, which could hinder its growth and prevent it from realizing potential revenues from prior investments that will have a negative impact on its cash flows and results of operations.

The Combined Company has significant capital requirements for its newbuilding vessels. As of June 30, 2015, the remaining commitments for its 22 newbuilding vessels were approximately $1,169.2 million. As of June 30, 2015, Frontline 2012 has obtained commitment for $198 million of debt financing for 6 vessels. The Combined Company intends to finance the remaining 16 newbuilding vessels to be delivered in the period between the second half of 2016 and the end of 2017 with a combination of proceeds from debt and cash on hand. There can be no assurance that the Combined Company will be able to obtain such financings on a timely basis or on terms it deems reasonable or acceptable. If such financing is not available when the Combined Company's capital commitments are due, it may be unable to meet such obligations and finance its other and future obligations. If for any reason the Combined Company fails to take delivery of the newbuilding vessels described above, it would be prevented from realizing potential revenues from these vessels, it may be required to forego deposits on construction, which amounted to an aggregate of $131.2 million (excluding capitalized interest and newbuilding supervision costs) as of June 30, 2015, and it may incur additional costs and liability to the shipyard under the construction contracts.
The Combined Company is dependent on the spot market and any decrease in spot market rates in the future may adversely affect its earnings and its ability to pay dividends.
As of June 30, 2015, the total fleet of the Combined Company consisted of 89 vessels.  Of those, 24 vessels, comprised of six VLCCs, eight Suezmax tankers and ten product tankers, are owned by the Combined Company; 21 vessels, comprised of 14 VLCCs and seven Suezmax tankers, are vessels under capital leases; 13 vessels, comprised of four VLCCs, two Suezmax tankers and eight product/crude oil tankers, are under commercial management by the Combined Company; eight product tankers are chartered-in on short term time charters with a remaining duration of less than one year; and 22 vessels are newbuildings yet to be delivered.  Of the vessel owned or leased by the Combined Company, 39 vessels are currently employed in the spot market exposing the Combined Company to fluctuations in spot market charter rates.
 Historically, the tanker market has been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The spot market may fluctuate significantly based upon supply and demand of vessels and cargoes. The successful operation of the Combined Company's vessels in the competitive spot market depends upon, among other things, obtaining profitable charters and minimizing, to the extent possible, time spent waiting for charters and time spent in ballast. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline, then the Combined Company may be unable to operate the Combined Company's vessels trading in the spot market profitably, meet the Combined Company's obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates in the spot market are fixed for a single voyage, which may last up to several weeks, during periods in which charter rates are rising, the Combined Company will generally experience delays in realizing the benefits from such increases.
 The Combined Company's ability to renew the charters on its vessels on the expiration or termination of its current charters, or on vessels that the Combined Company may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which the Combined Company's vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.
A drop in spot market rates may provide an incentive for some charterers to default on their charters, and the failure of the Combined Company's counterparties to meet their obligations could cause it to suffer losses or otherwise adversely affect the Combined Company's business.
The Combined Company has entered into various contracts, including charter parties with the Combined Company's customers, which subject it to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with the Combined Company or contracts entered into on its behalf will depend on a number of factors that are beyond the Combined Company's control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tankers and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts, the Combined Company could sustain significant losses that could have a material adverse effect on its business, financial condition, results of operations, cash flows and ability to pay dividends.
When the Combined Company enters into a time charter or bareboat charter, charter rates under that charter are fixed for the term of the charter.  If the spot market rates or short-term time charter rates in the tanker industry become significantly lower than the time charter equivalent rates that some of the Combined Company's charterers are obligated to pay it under the Combined Company's existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If the Combined Company's charterers fail to pay their obligations, it would have to attempt to re-charter its vessels, which if re-chartered at lower rates, may affect the Combined Company's ability to operate its vessels profitably and may affect the Combined Company's ability to comply with current or future covenants contained in its loan agreements.

Further, if the charterer of a vessel in the Combined Company's fleet that is used as collateral under any loan agreement enters into default on its charter obligations to it, such default may constitute an event of default under the loan agreement, which could allow the bank to exercise remedies under the loan agreement. If the Combined Company's charterers fail to meet their obligations to it or attempt to renegotiate the Combined Company's charter agreements, it could sustain significant losses which could have a material adverse effect on the Combined Company's business, financial condition, results of operations and cash flows, as well as its ability to pay dividends, if any, in the future, and compliance with current or future covenants in its loan agreements.
Changes in the price of fuel, or bunkers, may adversely affect the Combined Company's profits.
For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect the Combined Company's profitability to the extent it has vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside the Combined Company's control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Despite lower fuel prices in the beginning of 2015, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of the Combined Company's business versus other forms of transportation, such as truck or rail.
The operation of tankers involves certain unique operational risks.
 The operation of tankers has unique operational risks associated with the transportation of oil and oil products.  A spill of crude oil or oil products may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.
Further, the Combined Company's vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to the Combined Company's customer relationships and market disruptions, delay or rerouting.
If the Combined Company's vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. The Combined Company may have to pay drydocking costs that its insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect the Combined Company's business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. The Combined Company may be unable to find space at a suitable drydocking facility or its vessels may be forced to travel to a drydocking facility that is not conveniently located relative to the Combined Company's vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect the Combined Company's business and financial condition. Further, the total loss of any of its vessels could harm the Combined Company's reputation as a safe and reliable vessel owner and operator.  If the Combined Company are unable to adequately maintain or safeguard its vessels, the Combined Company may be unable to prevent any such damage, costs or loss which could negatively impact the Combined Company's business, financial condition, results of operations, cash flows and ability to pay dividends.
Purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect the Combined Company's earnings.
 Even following a physical inspection of secondhand vessels prior to purchase, the Combined Company does not have the same knowledge about their condition and cost of any required (or anticipated) repairs that it would have had if these vessels had been built for and operated exclusively by it. Accordingly, the Combined Company may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected may be expensive to repair, and if not detected, may result in accidents or other incidents for which the Combined Company may become liable to third parties. Also, when purchasing previously owned vessels, the Combined Company does not receive the benefit of any builder warranties if the vessels it buys are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of the Combined Company's vessels and may restrict the type of activities in which these vessels may engage. The Combined Company cannot assure you that, as its vessels age, market conditions will justify those expenditures or enable it to operate its vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on the Combined Company's business, financial condition, results of operations, cash flows and ability to pay dividends.
The Combined Company's ability to obtain additional debt financing may be dependent on the performance of its then-existing charters and the creditworthiness of its charterers.
We may incur additional bank debt in the future to fund, among other things, our general corporate purposes or the expansion of our fleet. The actual or perceived credit quality of the Combined Company's charterers, and any defaults by them, may materially affect the Combined Company's ability to obtain the additional capital resources required to fund its commitments, purchase additional vessels or may significantly increase its costs of obtaining such capital. The Combined Company's inability to obtain additional financing at anticipated costs or at all may materially affect its results of operations and its ability to implement its business strategy.
Because the market value of the Combined Company's vessels may fluctuate significantly, the Combined Company may incur losses when the Combined Company sell vessels which may adversely affect the Combined Company's earnings, or could cause it to incur impairment charges.
 The fair market value of vessels may increase and decrease depending on but not limited to the following factors:
•	general economic and market conditions affecting the shipping industry;
•	competition from other shipping companies;
•	types and sizes of vessels;
•	the availability of other modes of transportation;
•	cost of newbuildings;
•	shipyard capacity;
•	governmental or other regulations;
•	age of vessels;
•	prevailing level of charter rates;
•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and
•	technological advances in vessel design or equipment or otherwise.
During the period a vessel is subject to a charter, the Combined Company will not be permitted to sell it to take advantage of increases in vessel values without the charterers' agreement. If the Combined Company sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on the Combined Company's financial statements, with the result that the Combined Company could incur a loss and a reduction in earnings. In addition, if the Combined Company determine at any time that a vessel's future limited useful life and earnings require it to impair its value on the Combined Company's financial statements, that could result in a charge against the Combined Company's earnings and a reduction of the Combined Company's shareholders' equity. The Combined Company recorded an impairment charge of $97.7 million in the year ended December 31, 2014, as compared to an impairment charge of $103.7 million in the year ended December 31, 2013 ($32.0 million, including $27.3 million recorded in discontinued operations, in the year ended December 31, 2012). It is possible that the market value of the Combined Company's vessels will continue to decline in the future and could adversely affect the Combined Company's ability to comply with current or future financial covenants contained in the Combined Company's loan agreements or other financing arrangements. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect the Combined Company's business, financial condition, operating results or the trading price of the Combined Company's common shares.

Conversely, if vessel values are elevated at a time when the Combined Company wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect the Combined Company's business, results of operations, cash flow and financial condition.
The Combined Company may be unable to successfully compete with other vessel operators for charters, which could adversely affect the Combined Company's results of operations and financial position.
 The operation of tankers and transportation of crude oil and oil products is extremely competitive. Through the Combined Company's operating subsidiaries the Combined Company compete with other vessel owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. The tanker market is highly fragmented. It is possible that the Combined Company could not obtain suitable employment for the Combined Company's vessels, which could adversely affect the Combined Company's results of operations and financial position.
The Combined Company may be unable to locate suitable vessels for acquisition which would adversely affect the Combined Company's ability to expand the Combined Company's fleet.
Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality the Combined Company desire may not be available for purchase at prices the Combined Company are prepared to pay or at delivery times acceptable to us, and the Combined Company may not be able to dispose of vessels at reasonable prices, if at all. If the Combined Company are unable to purchase and dispose of vessels at reasonable prices in response to changing market and regulatory conditions, the Combined Company's business may be adversely affected.
As the Combined Company expands its fleet, the Combined Company may not be able to recruit suitable employees and crew for the Combined Company's vessels which may limit the Combined Company's growth and cause the Combined Company's financial performance to suffer.
As the Combined Company expands its fleet, it will need to recruit suitable crew, shoreside, administrative and management personnel.  The Combined Company may not be able to continue to hire suitable employees as the Combined Company expands its fleet of vessels.  If the Combined Company is unable to recruit suitable employees and crews, the Combined Company may not be able to provide the Combined Company's services to customers, the Combined Company's growth may be limited and the Combined Company's financial performance may suffer.
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of the Combined Company's business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, or MTSA, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on the Combined Company's business, revenues and customer relations.
Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-corruption or anti-bribery laws and regulations and trade sanctions could result in fines, criminal penalties and an adverse effect on the Combined Company's business.
We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption and anti-bribery laws and regulations and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that the Combined Company, its affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption and anti-bribery laws and regulations, including the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act of 2010, applicable Norwegian law and sanctions at EU and U.S. level. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect the Combined Company's business, results of operations or financial condition. In addition, actual or alleged violations could damage the Combined Company's reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of the Combined Company's senior management.

Incurrence of expenses or liabilities may reduce or eliminate distributions.
The Combined Company expects to continue a policy to make distributions to shareholders based on earnings and cash flow. The amount and timing of dividends will depend on the Combined Company's earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by the Combined Company as dividends. In addition, the declaration and payment of dividends is subject at all times to the discretion of the Combined Company's board of directors. We cannot assure you that the Combined Company will pay dividends.
The aging of the Combined Company's fleet may result in increased operating costs in the future, which could adversely affect the Combined Company's earnings.
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. The age of the Combined Company's fleet is approximately 7.8 years for the operational vessels. As the Combined Company's fleet ages, it will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels, may require expenditures for alterations, or the addition of new equipment, to the Combined Company's vessels and may restrict the type of activities in which these vessels may engage. As the Combined Company's vessels age, market conditions might not justify those expenditures or enable the Combined Company to operate its vessels profitably during the remainder of their useful lives.
If the Combined Company does not set aside funds and is unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life, its revenue will decline, which would adversely affect the Combined Company's business, results of operations, financial condition and ability to pay dividends.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, the Combined Company will be unable to replace the vessels in its fleet upon the expiration of their remaining useful lives. The Combined Company's cash flows and income are dependent on the revenues earned by the chartering of its vessels. If we are unable to replace the vessels in the Combined Company's fleet upon the expiration of their useful lives, the Combined Company's business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.
The Combined Company may not have adequate insurance to compensate it if its vessels are damaged or lost.
The Combined Company procures insurance for its fleet against those risks that it believes companies in the shipping industry commonly insure. These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance. The Combined Company can give no assurance that it will be adequately insured against all risks and it cannot guarantee that any particular claim will be paid, even if it has previously recorded a receivable or revenue in respect of such claim. The Combined Company's insurance policies may contain deductibles for which it will be responsible and limitations and exclusions, which may increase the Combined Company's costs or lower its revenues.
We cannot assure you that the Combined Company will be able to obtain adequate insurance coverage for its vessels in the future or renew its existing policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental protection laws and regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm the Combined Company's business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, the Combined Company's insurance may be voidable by the insurers as a result of certain of its actions, such as its vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, it cannot assure you that the Combined Company's insurance policies will cover all losses that it incurs, or that disputes over insurance claims will not arise with the Combined Company's insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, the Combined Company's insurance policies may be subject to limitations and exclusions, which may increase its costs or lower its revenues, thereby possibly having a material adverse effect on its business, results of operations, cash flows, financial condition and ability to pay dividends.

The Combined Company may be subject to calls because it obtains some of its insurance through protection and indemnity associations.
The Combined Company may be subject to increased premium payments, or calls, if the value of its claim records, the claim records of its fleet managers, and/or the claim records of other members of the protection and indemnity associations through which the Combined Company receives insurance coverage for tort liability (including pollution-related liability) significantly exceeds projected claims. In addition, the Combined Company's protection and indemnity associations may not have enough resources to cover claims made against them. The Combined Company's payment of these calls could result in significant expense to it, which could have a material adverse effect on the Combined Company's business, results of operations, cash flows, financial condition and ability to pay dividends.
The unaudited pro forma financial data for Frontline and Frontline 2012 included in this joint proxy statement/prospectus are preliminary, and the Combined Company's actual financial position and operations after the completion of the Merger Transactions may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.
The unaudited pro forma financial data for both Frontline and Frontline 2012 in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what the Combined Company's actual financial position or operations would have been had the Merger been completed on the dates indicated. See section entitled "Unaudited Pro Forma Condensed Combined Financial Information."

THE COMBINED COMPANY
In this section, references to "we", "us" and "our" and to the "Combined Company" are references to the combined company resulting from the Merger. All statistics and other financial information in this section are presented on a pro forma basis, giving effect to the Merger.
Overview
Following the Merger, we expect to be an international shipping company that will own and operate a fleet of crude oil and product tanker vessels. As of June 30, 2015, the Combined Company had a fleet of 89 vessels, including 21 vessels under capital leases, with an aggregate capacity of approximately 15.3 million dwt, consisting of VLCCs, Suezmaxes, LR2s and MRs.  As of June 30, 2015, the fleet of the Combined Company consisted of 24 vessels, comprised of six VLCCs, eight Suezmax tankers and ten product tankers, that are owned by the Combined Company; 21 vessels, comprised of 14 VLCCs and seven Suezmax tankers, that are under capital leases; 13 vessels, comprised of four VLCCs, two Suezmax tankers and eight product/crude oil tankers, that are under commercial management by the Combined Company; eight product tankers that are chartered-in on short term time charters with a remaining duration of less than one year; and 22 vessels, comprised of four VLCCs, six Suezmax tankers and 12 LR2s, that are newbuildings on order.
The Combined Company has significant capital requirements for its newbuilding vessels. As of June 30, 2015, the remaining commitments for our 22 newbuilding vessels were approximately $1,169.2 million. As of June 30, 2015, Frontline 2012 has obtained commitments for $198 million of debt financing for six vessels. The Combined Company intends to finance the remaining 16 newbuilding vessels to be delivered in the period between the second half of 2016 and the end of 2017 with a combination of proceeds from debt and cash on hand. There can be no assurance that we will be able to obtain such financings on a timely basis or on terms we deem reasonable or acceptable. See "Risk Factors—The completion of the Merger will expose Frontline to increased risks relating to the construction of its newbuilding vessels because of the increased number of newbuilding vessels."
Our Combined Fleet
The following table summarizes key information about the fleet of vessels (not including newbuildings) of the Combined Company as of June 30, 2015:

Vessel	Built	Approximate Dwt	Flag	Type of Employment
Tonnage Owned Directly
VLCC
Front Kathrine	2009	297,000	Marshall Islands	Spot Market
Front Queen	2009	297,000	Marshall Islands	Spot Market
Front Eminence (1)	2009	321,300	Marshall Islands	Time Charter
Front Endurance	2009	321,300	Marshall Islands	Spot Market
Front Cecilie	2010	297,000	Hong Kong	Spot Market
Front Signe	2010	297,000	Hong Kong	Spot Market

Suezmax
Front Ull	2014	156,000	Marshall Islands	Spot Market
Front Idun	2015	156,000	Marshall Islands	Spot Market
Front Thor (2)	2010	156,000	Marshall Islands	Time Charter
Front Loki (2)	2010	156,000	Marshall Islands	Time Charter
Front Odin	2010	156,000	Marshall Islands	Spot Market
Front Njord	2010	156,000	Hong Kong	Spot Market
Front Balder(3)	2009	156,000	Marshall Islands	Time Charter
Front Brage(3)	2011	156,000	Marshall Islands	Time Charter

LR2 Tankers
Front Lion(4)	2014	115,000	Marshall Islands	Time Charter
Front Puma(5)	2015	115,000	Marshall Islands	Time Charter
Front Panther(5)	2015	115,000	Marshall Islands	Time Charter
Front Tiger	2015	115,000	Marshall Islands	Spot Market

MR Tankers
Front Arrow	2013	50,000	Marshall Islands	Spot Market
Front Avon	2013	50,000	Marshall Islands	Spot Market
Front Clyde	2014	50,000	Marshall Islands	Spot Market
Front Dee	2014	50,000	Marshall Islands	Spot Market
Front Esk	2014	50,000	Marshall Islands	Spot Market
Front Mersey	2014	50,000	Marshall Islands	Spot Market

Tonnage Chartered in from Ship Finance International Limited and German KG Companies
VLCC
MT Front Vanguard(6)	1998	300,000	Marshall Islands	Time Charter
MT Front Century (6)	1998	311,000	Marshall Islands	Time Charter
MT Front Circassia (6)	1999	306,000	Marshall Islands	Time Charter
MT Front Scilla	2000	303,000	Marshall Islands	Spot Market
MT Front Commodore(7)	2000	299,000	Liberia	Spot Market
MT Front Tina(7)	2000	299,000	Liberia	Spot Market
MT Front Ariake	2001	299,000	Bahamas	Spot Market
MT Front Serenade	2002	299,000	Liberia	Spot Market
MT Front Stratus	2002	299,000	Liberia	Spot Market
MT Hakata	2002	298,000	Bahamas	Spot Market
MT Front Falcon	2002	309,000	Bahamas	Spot Market
MT Front Page	2002	299,000	Liberia	Spot Market
MT Front Force	2004	305,000	Marshall Islands	Spot Market
MT Front Energy	2004	305,000	Marshall Islands	Spot Market

Tonnage Chartered in from Ship Finance International Limited and German KG Companies
Suezmax
Front Symphony(7)	2001	150,000	Liberia	Spot Market
Front Melody(7)	2001	150,000	Liberia	Spot Market
MT Front Splendour (8)	1995	150,000	Marshall Islands	Spot Market
MT Front Glory(9)	1995	150,000	Marshall Islands	Spot Market
MT Front Ardenne	1997	150,000	Marshall Islands	Time Charter
MT Front Brabant(10)	1998	150,000	Marshall Islands	Time Charter
MT Mindanao	1998	150,000	Singapore	Spot Market

(1) This vessel commenced a time charter in October 2010 with earliest possible re-delivery in October 2015.
(2) This vessel commenced an index-related time charter in December 2014/January 2015 with earliest possible re-delivery in the first quarter of 2016.
(3) This vessel commenced a time charter in March 2015 with the earliest possible re-delivery in March 2016.
(4) This vessel commenced a time charter in August 2015 with the earliest possible re-delivery in January 2018.
(5) This vessel commenced a time charter in April 2015 with the earliest possible re-delivery in the first quarter of 2016.
(6) This vessel commenced a fixed rate, time charter in February 2015 with earliest possible re-delivery in May 2016
(7) The lessor has a fixed price option to sell this vessel to us at the end of the lease on December 31, 2015. The aggregate option price for the four vessels is $36.0 million.
(8) This vessel has been sold by Ship Finance and the charter is expected to terminate in the fourth quarter of 2015.
(9) This vessel has been sold by Ship Finance and the charter for the vessel terminated on September 10, 2015.

(10) This vessel commenced a time charter in June 2015 with earliest possible re-delivery in May 2016.

Management of Our Business
The Combined Company will be managed by its wholly-owned subsidiary incorporated in Bermuda, Frontline Management (Bermuda) Ltd., which in turn will subcontract services to Frontline Management AS, a subsidiary incorporated in Norway. We will refer to Frontline Management (Bermuda) Ltd. and Frontline Management AS together as Frontline Management. The principal executive officer and the principal financial officer of Frontline will be employed by Frontline Management AS. See section entitled "Other Important Information Regarding the Companies ."

Recent Developments of Frontline
On May 29, 2015, Frontline announced that Mr. Jens Martin Jensen has resigned from his position as a Director of Frontline. Mr. Jensen will continue as a Board member in other Hemen Related Companies.  Frontline further announced the appointments of Robert Hvide Macleod and Ola Lorentzon as Directors on the Board. Mr. Macleod joined Frontline as Chief Executive Officer of Frontline Management AS in 2014. Mr. Lorentzon was the Managing Director of Frontline Management AS from April 2000 until September 2003. Mr. Lorentzon is also a Director and Chairman of Golden Ocean Group Limited and a Director of Erik Thun AB and Laurin Shipping AB.
In August 2015, Frontline agreed with Ship Finance to terminate the long term charter for the 1995 built Suezmax tanker Front Glory. Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance was terminated on September 10 , 2015 . Frontline received a compensation payment of $2.2 million from Ship Finance for the termination of the current charter .
In September 2015, Frontline agreed with Ship Finance to terminate the long term charter for the 1995 built Suezmax tanker Front Splendour . Ship Finance has simultaneously sold the vessel to an unrelated third party. The charter with Ship Finance is expected to terminate in the fourth quarter of 2015. Frontline will receive a compensation payment of approximately $ 1.3 million from Ship Finance for determination of the current charter. Following this termination, the number of vessels on charter from Ship Finance will be reduced to 15 vessels, including 12 VLCCs and three Suezmax tankers.
On September 18 , 2015, Frontline announced that Robert Hvide Macleod was appointed as Principal Executive Officer and that John Fredriksen will continue to serve as Chairman of the Board of Directors.
On September 28, 2015, Frontline executed an amendment to the Merger Agreement solely for the purpose of deleting the requirement that the Frontline common shares issuable in the Merger be listed on the London Stock Exchange.
Recent Developments of Frontline 2012
On May 29, 2015, Miss Cecile Fredriksen and Mr. Harald Thorstein resigned from their positions as Directors of the Frontline 2012 and Frontline 2012 announced the appointment of Jens Martin Jensen, Paul Leand and Hans Petter Aas as Directors to fill three of the vacancies on the Board.
On September 28, 2015, Frontline 2012 executed an amendment to the Merger Agreement solely for the purpose of deleting the requirement that the Frontline common shares issuable in the Merger be listed on the London Stock Exchange.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
Frontline common shares are listed on NYSE, the Oslo Stock Exchange, or OSE, and the London Stock Exchange, under the trading symbol "FRO." Frontline 2012 common shares are registered on NOTC, under the trading symbol "FRNT."  After the Merger, Frontline's common shares will continue to be listed on NYSE  and the OSE under the symbol "FRO" but Frontline 2012's ordinary shares will no longer be registered on NOTC. The following table sets forth, for the respective calendar year and quarters indicated, the high and low trading prices of Frontline common shares on the NYSE and the OSE and the high and low trading prices per share of Frontline 2012 common shares on NOTC. Frontline's common shares have been thinly traded on the London Stock Exchange and as a result, historical trading information is not provided below.
	Frontline (NYSE)		Frontline (OSE)		Frontline 2012 (NOTC)
	High	Low	High	Low	High	Low
Fiscal year ended December 31,
2014	$5.18	$1.18	NOK 34.20	NOK 7.50	NOK 40.74	NOK 25.51
2013	$4.05	$1.71	NOK 25.00	NOK 9.90	NOK 40.20	NOK 21.65
2012	$9.47	$3.02	NOK 48.50	NOK 17.24	NOK 27.06	NOK 13.92
2011	$27.76	$2.52	NOK 169.50	NOK 14.76	N/A	N/A
2010	$38.85	$24.98	NOK 236.70	NOK 146.40	N/A	N/A

Fiscal year ended December 31, 2015
First quarter	$5.05	$2.29	NOK 18.30	NOK 17.80	NOK 35.62	NOK 28.60
Second quarter	$3.13	$2.17	NOK 25.50	NOK 17.70	NOK 47.50	NOK 29.55
Third quarter	$3.40	$2.08	NOK 27.82	NOK 16.75	NOK 56.00	NOK 38.50

Fiscal year ended December 31, 2014
First quarter	$5.18	$3.47	NOK 34.20	NOK 21.40	NOK 40.74	NOK 34.40
Second quarter	$4.13	$2.22	NOK 25.10	NOK 13.30	NOK 38.57	NOK 34.79
Third quarter	$3.05	$1.18	NOK 18.70	NOK 7.50	NOK 36.91	NOK 28.60
Fourth quarter	$2.95	$1.19	NOK 21.00	NOK 8.00	NOK 33.24	NOK 25.51

Fiscal year ended December 31, 2013
First quarter	$3.77	$1.81	NOK 20.60	NOK 10.95	NOK 35.56	NOK 21.65
Second quarter	$2.55	$1.71	NOK 14.65	NOK 9.90	NOK 35.64	NOK 27.06
Third quarter	$3.17	$1.78	NOK 17.80	NOK 10.60	NOK 32.66	NOK 27.44
Fourth quarter	$4.05	$2.03	NOK 25.00	NOK 12.25	NOK 40.20	NOK 31.69
The table below sets forth the high and low trading prices for each of the respective calendar months in 2015, unless otherwise indicated, for Frontline common shares and Frontline 2012 common shares.
	Frontline (NYSE)		Frontline (OSE)		Frontline 2012 (NOTC)
	High	Low	High	Low	High	Low

September 2015	$3.00	$2.49	NOK 24.85	NOK 20.70	NOK 54.30	NOK 38.50
August 2015	$3.04	$2.08	NOK 25.36	NOK 16.75	NOK 53.00	NOK 38.50
July 2015	$3.40	$2.21	NOK 27.82	NOK 18.50	NOK 56.00	NOK 40.00
June 2015	$2.96	$2.41	NOK 22.70	NOK 19.52	NOK 47.50	NOK 36.83
May 2015	$3.13	$2.31	NOK 25.50	NOK 17.70	NOK 38.70	NOK 35.22
April 2015	$3.12	$2.17	NOK 24.80	NOK 17.90	NOK 38.78	NOK 29.55
March 2015	$2.64	$2.17	NOK 20.90	NOK 17.80	NOK 35.62	NOK 31.69
February 2015	$3.08	$2.36	NOK 23.00	NOK 17.50	NOK 33.63	NOK 28.60
January 2015	$5.05	$2.29	NOK 38.80	NOK 17.50	NOK 35.17	NOK 29.38

EXCHANGE RATES
As of September 30 , 2015, the exchange rate of NOK per one USD was 8.5155 . The following table shows for the period from January 1, 2010 through September 30 , 2015, the low, high, average and period end exchange rate of NOK per one USD.
Reference Date	Low	High	Average	Period End
Year
2015 (through September 30 )	NOK 7.3089	NOK 8.5340	NOK 7.9114	NOK 8.5155
2014	NOK 5.8995	NOK 7.4841	NOK 6.3083	NOK 7.4520
2013	NOK 5.4550	NOK 6.2516	NOK 5.8789	NOK 6.1466
2012	NOK 5.5569	NOK 6.1232	NOK 5.8174	NOK 5.5851
2011	NOK 5.2454	NOK 6.0268	NOK 5.6059	NOK 5.9751
2010	NOK 5.6088	NOK 6.7073	NOK 6.0448	NOK 5.8218

Reference Date	Low	High	Average	Period End
Month
September 2015	NOK 8.0688	NOK 8.5340	NOK 8.2847	NOK 8.5155
August 2015	NOK 8.1554	NOK 8.3792	NOK 8.2517	NOK 8.2850
July 2015	NOK 7.9352	NOK 8.2355	NOK 8.1254	NOK 8.1826
June 2015	NOK 7.6580	NOK 7.9581	NOK 7.8010	NOK 7.8529
May 2015	NOK 7.3089	NOK 7.8048	NOK 7.5587	NOK 7.7716
April 2015	NOK 7.5249	NOK 8.1093	NOK 7.8826	NOK 7.5328
March 2015	NOK 7.6655	NOK 8.3124	NOK 7.9743	NOK 8.0608
February 2015	NOK 7.5143	NOK 7.7291	NOK 7.5961	NOK 7.6655
January 2015	NOK 7.4520	NOK 7.8315	NOK 7.6676	NOK 7.7291
Source: Bloomberg Finance L.P.
The rates presented above may differ from the actual rates used in the preparation of Frontline's or Frontline 2012's financial statements and other financial information appearing in this document. The inclusion of such rates is not meant to suggest that the NOK amounts actually represent U.S. dollar amounts or that such amounts could have been converted at any particular rate.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FRONTLINE
The following table sets forth certain selected historical consolidated financial data of Frontline prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. The selected statement of operations data with respect to the fiscal years ended December 31, 2014, 2013 and 2012 and the selected balance sheet data for as of December 31, 2014 and 2013 have been derived from the audited consolidated financial statements of Frontline included in its annual report on Form 20-F for the fiscal year ended 2014 filed with the SEC on March 16, 2015 and incorporated herein by reference. The selected statement of operations data with respect to the years ended December 31, 2011 and 2010 and the selected balance sheet data as of December 31, 2012,  2011 and 2010 have been derived from Item 3.A. Selected Financial Data included in Frontline's annual report on Form 20-F for the fiscal year ended December 31, 2014. The unaudited information as at and for the six month periods ended June 30 , 2015 and June 30, 2014 has been prepared on the same basis as its audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of Frontline's financial statements, in accordance with US GAAP, which are not intended to be a complete set of interim financial statements. The selected balance sheet data and selected statement of operations data as at and for the six month periods ended June 30, 2015 and June 30, 2014 has been derived from the interim financial statements of Frontline for the six months ended June 30, 2015 as filed on Form 6-K with the Commission on October 5, 2015 and incorporated herein by reference. The information presented below is only a summary and should be read in conjunction with the respective audited and unaudited financial statements of Frontline, including the notes thereto, incorporated by reference in this joint proxy statement/prospectus. See the section entitled "Where You Can Find More Information."
			Fiscal year ended December 31,
	For the six months ended June 30, 2015	For the six months ended June 30, 2014	2014	2013	2012	2011	2010
(in thousands of $, except common shares, per share data and ratios)
Statement of Operations Data (1) (2):
Total operating revenues	279,154	288,970	559,688	517,190	578,361	723,495	1,028,303
Total operating expenses	206,663	333,212	632,908	641,182	594,212	849,476	812,047
Net operating income (loss)	72,491	(59,969)	(48,600)	(100,434)	18,908	(406,784)	247,191
Net income (loss) from continuing operations	48,715	(94,158)	(171,660)	(189,878)	(71,231)	(530,741)	114,091
Net (loss) income from discontinued operations	—	—	—	(1,204)	(12,544)	1,731	50,131
Net income (loss)	48,715	(94,158)	(171,660)	(191,082)	(83,775)	(529,010)	164,004
Net income (loss) attributable to Frontline Ltd.	48,494	(90,315)	(162,938)	(188,509)	(82,754)	(529,601)	161,407
Basic earnings (loss) per share from continuing operations, excluding loss attributable to non-controlling interest ($)	$0.35	$(0.95)	$(1.63)	$(2.35)	$(0.90)	$(6.82)	$1.43
Diluted earnings (loss) per share from continuing operations, excluding loss attributable to non-controlling interest ($)	$0.35	$(0.95)	$(1.63)	$(2.35)	$(0.90)	$(6.82)	$1.33
Basic earnings (loss) per share attributable to Frontline Ltd. ($)	$0.35	$(0.95)	$(1.63)	$(2.36)	$(1.06)	$(6.80)	$2.07
Diluted earnings (loss) per share attributable to Frontline Ltd. ($)	$0.35	$(0.95)	$(1.63)	$(2.36)	$(1.06)	$(6.80)	$2.01
Cash dividends per share paid ($)	$—	$—	$—	$—	$—	$0.22	$2.00

		At December 31,
	At June 30 , 2015	2014	2013	2012	2011	2010
(in thousands of $, except common shares and ratios)
Balance Sheet Data (at end of period) (2)(3):
Cash and cash equivalents	78,159	64,080	53,759	137,603	160,566	176,639
Newbuildings	—	15,469	29,668	26,913	13,049	224,319
Vessels and equipment, net	111,382	56,624	264,804	282,946	312,292	1,430,124
Vessels and equipment under capital lease, net	450,952	550,345	704,808	893,089	1,022,172	1,427,526
Investment in unconsolidated subsidiaries and associated companies	41,168	60,000	58,658	40,633	27,340	3,408
Total assets	872,586	962,179	1,367,605	1,688,221	1,840,569	3,797,920
Short-term debt and current portion of long-term debt	4,006	165,357	22,706	20,700	19,521	173,595
Current portion of obligations under capital leases	79,588	78,989	46,930	52,070	55,805	193,379
Long-term debt	54,018	27,500	436,372	463,292	493,992	1,190,763
Obligations under capital leases (4)	324,994	564,692	742,418	898,490	957,431	1,336,908
Share capital	198,376	112,343	86,512	194,646	194,646	194,646
Total equity (deficit) attributable to Frontline Ltd.	215,593	(70,981)	(26,952)	119,675	200,984	747,133
Common shares outstanding	198,375,854	112,342,989	86,511,713	77,858,502	77,858,502	77,858,502
Weighted average common shares outstanding	136,869,450	99,938,586	79,750,505	77,858,502	77,858,502	77,858,502
Other Financial Data:
Equity to assets ratio (percentage) (5)	24.7%	(7.4)%	(2.0)%	7.1%	10.9%	19.7%
Debt to (deficit) equity ratio (6)	2.1	(11.8)	(46.3)	12.0	7.6	3.9
Price earnings ratio (7)	7.0	(1.5)	(1.6)	(3.1)	(0.6)	12.3
Time charter equivalent revenue (8)	183,079	235,546	191,695	282,731	411,002	731,092

Notes:

1.
Frontline terminated the lease on its final OBO carrier in March 2013 at which time it recorded the results of its OBO carriers as discontinued operations. The statement of operations data for the year ended December 31, 2013 and all prior years presented above has been presented on a comparable basis.

2.
Frontline completed a restructuring of its business in December 2011, which involved the sale of 15 wholly-owned special purpose companies (which owned six VLCCs, including one on time charter, four Suezmax tankers and five newbuilding contracts) to an equity method investee of Frontline, and the renegotiation of the majority of the Frontline's charter parties relating to vessels chartered in by Frontline. A summary of the major changes to the balance sheet at December 31, 2011 is as follows:

•    The net book value of 'Vessels and equipment, net' was reduced by $864.9 million.
•    The net book value of 'Vessels and equipment under capital lease, net' was reduced by $156.3 million.
•    Capital lease obligations with Ship Finance, a related party, were reduced by $232.5 million and capital lease obligations with other counter parties, not related to Frontline, were reduced by $29.8 million.
•    Bank debt was eliminated.
•    The net book value of 'Newbuildings' was reduced by $237.1 million.
•    Newbuilding commitments were reduced by $325.5 million.

3.
In July 2014, Frontline de-consolidated the Windsor group and removed restricted cash balances of $17.9 million, other current assets of $28.1 million, vessels of $174.8 million, other current liabilities of $28.6 million and debt of $179.8 million from its balance sheet.

4.
In June 2015, the Company and Ship Finance agreed to amendments to the leases on 12 VLCCs and five Suezmaxes, along with amendments to the charter ancillary agreements and related management agreements. As a result, the daily hire payable to Ship Finance was reduced to $20,000 per day and $15,000 per day for VLCCs and Suezmaxes, respectively. Management fees due from Ship Finance were increased from $6,500 per day per vessel to $9,000 per day per vessel. In return, the Company issued 55.0 million new shares to Ship Finance in June 2015 with a value of $150.2 million and the profit share above the new daily hire rates was increased from 25 percent to 50 percent. As a result of this, obligations under capital leases were reduced by $217.5 million and vessels under capital leases were reduced by $67.3 million at June 30, 2015 due to the allocation of the $150.2 million share issue to vessels under capital lease.

5 .	Equity-to-assets ratio is calculated as total equity attributable to Frontline divided by total assets.

6 .	Debt-to-equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by total equity (deficit) attributable to Frontline.

7 .	Price earnings ratio is calculated by dividing the closing year end share price by basic earnings per share.

8 .	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operations is as follows:

	For the six months ended June 30 , 2015	2014	2013	2012	2011	2010
(in thousands of $)
Total operating revenues	279,154	559,688	517,190	578,361	723,495	1,028,303
Less:
Other income	(20,356)	(37,775)	(25,754)	(25,785)	(20,969)	(20,678)
Voyage expense	(75,719)	(286,367)	(299,741)	(269,845)	(291,524)	(276,533)
Time charter equivalent revenue	183,079	235,546	191,695	282,731	411,002	731,092

Consistent with general practice in the shipping industry, Frontline uses time charter equivalent revenue, which represents operating revenues less other income and voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenue, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Frontline management in making decisions regarding the deployment and use of its vessels and in evaluating Frontline's financial performance.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FRONTLINE 2012
The following table sets forth certain selected historical consolidated financial data of Frontline 2012 prepared in accordance with US GAAP. The selected statement of operations data with respect to the fiscal years ended December 31, 2014, 2013 and 2012 and the selected balance sheet data for as of December 31, 2014 and 2013 have been derived from the audited consolidated financial statements of Frontline 2012, which are included elsewhere in this joint proxy statement/prospectus.  The selected balance sheet data and selected statement of operations data as at and for the six month periods ended June 30, 2015 and June 30, 2014 has been derived from the interim financial statements of Frontline 2012 for the six months ended June 30, 2015, which are included in this joint proxy statement/prospectus.
Frontline 2012 has determined that the stock dividend of 77.4 million shares in Knightsbridge Shipping Limited (renamed Golden Ocean Group Limited on March 31, 2015) in June 2015 represents a significant strategic shift in its business and has, therefore, recorded the results of its dry bulk segment as discontinued operations in the six months ended June 30, 2015. The statement of operations data for the year ended December 31, 2014 and the balance sheet data as of December 31, 2014 have been restated on this basis. No periods prior to this require restatement.
	For the six month ended June 30,	For the six month ended June 30,	Fiscal year ended December 31,
	2015	2014	2014	2013	2012
(in thousands of $, except common shares, per share data and ratios)
Statement of Operations Data :
Total operating revenues	197,455	113,548	241,826	133,900	140,849
Total operating expenses	119,478	91,472	190,103	125,416	115,176
Net operating income	141,712	57,989	120,712	65,755	25,673
Net income from continuing operations	134,899	74,350	137,414	69,499	8,055
Net loss from discontinued operations	(131,006)	76,764	(51,159)	—	—
Net income	3,893	31,378	86,255	69,499	8,055
Net income attributable to Frontline 2012 Ltd.	34,198	151,114	149,469	69,499	8,055
Basic and diluted earnings per share from continuing operations ($)	$0.55	$0.30	$0.56	$0.31	$0.06
Basic and diluted (loss) earnings per share from discontinued operations, including net loss attributable to non-controlling interest ($)	$(0.41)	$0.31	$0.05	$—	$—
Basic and diluted earnings per share attributable to Frontline 2012 Ltd. ($)	$0.14	$0.61	$0.61	$0.31	$0.06
Cash dividends per share paid ($)	$—	$—	$0.10	$0.05	$—

	At June 30,	At December 31,
	2015	2014	2013
(in thousands of $, except common shares and ratios)
Balance Sheet Data (at end of period):
Cash and cash equivalents	167,978	235,801	347,749
Newbuildings	187,930	227,050	388,157
Vessels and equipment, net	1,076,960	861,919	703,061
Investment in associated companies	—	59,448	90,724
Total assets	1,560,379	2,501,768	1,673,980
Short-term debt and current portion of long-term debt	52,882	44,052	90,492
Long-term debt	600,893	473,523	501,971
Share capital	498,200	498,200	498,200
Treasury shares	(50,397)	(50,397)	-
Total equity attributable to Frontline 2012 Ltd.	806,373	1,447,350	1,063,157
Common shares outstanding (excluding treasury shares)	242,307,883	242,307,883	249,100,000
Weighted average common shares outstanding	242,307,883	245,467,965	224,269,444
Other Financial Data:
Equity to assets ratio (percentage)	51.2%	57.9%	63.5%
Debt to equity ratio	0.8	0.4	0.6
Price earnings ratio	20.8	8.9	26.3
Time charter equivalent revenue	143,255	119,212	70,462

	For the six month ended June 30,	Fiscal year ended December 31,
	2015	2014	2013	2012
(in thousands of $)
Total operating revenues	197,455	241,826	133,900	140,849
Less:
Other income	(2,237)	(1,615)	-	-
Voyage expense	(51,963)	(120,999)	(63,438)	(58,440)
Time charter equivalent revenue	143,255	119,212	70,462	82,409

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Amounts presented in thousands of U.S. dollars unless otherwise stated, except per share amounts)
Introduction
The following unaudited pro forma condensed combined financial information is presented to illustrate the merger of a wholly-owned subsidiary of Frontline, and Frontline 2012, together the Combined Company, which was agreed on July 1, 2015, or the Merger. The unaudited pro forma condensed combined balance sheet as of June 30, 2015 and the unaudited pro forma condensed combined statements of income for the six months ended June 30, 2015 and the year ended December 31, 2014 are based upon, derived from, and should be read in conjunction with (i) the unaudited interim financial statements of Frontline for the six months ended June 30, 2015, which were filed on Form 6-K   with the Securities and Exchange Commission, or the Commission, on October 5, 2015, (ii) the audited financial statements of Frontline, which are available in Frontline's Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Commission, on March 16, 2015, (iii) the unaudited interim financial statements of Frontline 2012 for the six months ended June 30, 2015, which are included in this Form F-4/A, and (iv) the audited financial statements of Frontline 2012 for the year ended December 31, 2014, which are included in this Form F-4 /A .
The accompanying unaudited pro forma condensed combined financial information give effect to adjustments that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statements of income, are expected to have a continuing impact on the consolidated results. The unaudited condensed combined balance sheet gives effect to the merger as if it occurred on June 30, 2015 and the unaudited condensed combined statements of income give effect to the merger as if it happened on January 1, 2014.
The Merger will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations" ("ASC 805"), with Frontline 2012 selected as the accounting acquirer under this guidance.
The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of Frontline's identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Certain preliminary estimates were used which will be updated upon finalization of the purchase accounting in our historical financial statements for periods reflecting the acquisition. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement.
The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the Combined Company will experience after the merger. In addition, the accompanying unaudited pro forma condensed combined statement of income does not include any expected cost savings or operating synergies, which may be realized subsequent to the merger or the impact of any non-recurring activity and one-time transaction-related or integration-related items.
This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the above referenced audited and unaudited financial statements of both Frontline and Frontline 2012.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of June 30 , 2015

in USD thousands	Historic Frontline 2012	Historic Frontline	Pro Forma Adjs.	Note 3	Pro Forma Combined
Assets
Current Assets
Cash and equivalents	167,978	78,159	―		246,137
Restricted cash	14,700	411	―		15,111
Marketable securities	10,123	23,423	―		33,546
Trade receivables, net	20,261	29,277	―		49,538
Related party receivables	8,570	13,810	(9,861)	(2)	12,519
Other receivables	26,528	14,320	―		40,848
Inventories	18,241	21,661	(1,201)	(1)	38,701
Voyages in progress	20,611	35,851	―		56,462
Prepaid expenses and accrued income	2,038	4,331	―		6,369
Investment in finance lease	―	3,304	―		3,304
Derivative instruments receivable	―	18	―		18
Other current assets	727	―	―		727
Total current assets	289,777	224,565	(11,062)		503,280
Newbuildings	187,930	―	―		187,930
Vessels and equipment, net	1,076,960	111,382	20,618	(1)	1,208,960
Vessels under capital lease, net	―	450,952	364,344	(1)	815,296
Goodwill	―	―	157,910	(1)	157,910
Investments in associated companies	―	41,168	(41,168)	(1)	―
Deferred charges	4,666	442	(442)	(1)	4,666
Other long term assets	1,046	―	―		1,046
Investment in finance lease	―	44,077	(5,115)	(1)	38,962
Total assets	1,560,379	872,586	485,085		2,918,050
Liabilities and shareholders' equity
Current liabilities
Short term debt and current portion of long-term debt	52,882	4,006	―		56,888
Current portion of obligations under capital lease	―	79,588	43,808	(1)	123,396
Related party payables	5,588	49,483	(9,861)	(2)	45,210
Trade accounts payable	5,155	11,353	―		16,508
Accrued expenses	13,957	22,861	―		36,818
Deferred charter revenue	―	2,982	―		2,982
Unfavorable time charter contracts	―	―	4,738	(1)	4,738
Other current liabilities	75,531	2,087	―		77,618
Total current liabilities	153,113	172,360	38,685		364,158
Long-term debt	600,893	54,018	―		654,911
Related party payables	―	103,579	―		103,579
Obligations under capital lease	―	324,994	178,889	(1)	503,883
Other long term liabilities	―	2,042	―		2,042
Total liabilities	754,006	656,993	217,574		1,628,573
Shareholders' equity
Share capital	498,200	198,376	85,362	(1)	781,938
Other shareholders' equity	308,173	16,814	182,552	(1)	507,539
	806,373	215,190	267,914		1,289,477
Non-controlling interest	―	403	(403)	(1)	―
Total shareholders' equity	806,373	215,593	267,511		1,289,477
Total liabilities and shareholders' equity	1,560,379	872,586	485,085		2,918,050

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months ended June 30, 2015
in USD thousands	Historic Frontline 2012	Historic Frontline	Pro Forma Adjs.	Note 4	Pro Forma Combined
Operating revenue
Time charter revenue	51,425	40,514	3,364	(1)	95,303
Voyage charter revenue	143,793	218,284	―		362,077
Other income	2,237	20,356	(5,481)	(2)	17,112
Total operating revenue	197,455	279,154	(2,117)		474,492
Gain on cancellation and sale of newbuilding contracts	63,735	―	―		63,735
Operating expenses
Voyage expenses and commissions	51,963	75,719	―		127,682
Ship operating expenses	28,673	42,047	(917)	(2)	69,803
Charter hire expense	17,076	―	―		17,076
Contingent rental expense	―	34,470	―		34,470
Administrative expenses	2,786	20,363	(4,564)	(2)	18,585
Depreciation	18,980	34,064	26,380	(1)	79,424
Total operating expenses	119,478	206,663	20,899		347,040
Net operating income (loss)	141,712	72,491	(23,016)		191,187
Interest income	8	25	―		33
Interest expense	(6,023)	(26,882)	(5)	(1)	(32,910)
( Loss ) gain on derivatives financial instruments	(2,258)	18	―		(2,240)
Share of results from associated companies	2,727	2,271	(2,271)	(1)	2,727
Impairment loss on shares	(1,138)	―	―		(1,138)
Gain on redemption of debt	―	333	―		333
Dividends received, net	―	397	―		397
Foreign currency exchange (loss) gain	(57)	57	―		―
Other financial items	(72)	7	―		(65)
Income (loss) before income taxes and non-controlling interest	134,899	48,717	(25,292)		158,324
Income taxes	―	(2)	―		(2)
Income (loss) from continuing operations	134,899	48,715	(25,292)		158,322
Income from continuing operations attributable to non-controlling interest	―	(221)	―		(221)
Income (loss) from continuing operations attributable to common shareholders	134,899	48,494	(25,292)		158,101
Weighted-average number of common shares outstanding (000s)
Basic and diluted	242,308	136,869			720,431
Earnings from continuing operations attributable to common shareholders ($)
Basic and diluted	0.55	0.35			0.22

Unaudited Pro Forma Condensed Combined Statement of Operations
 For the Year ended December 31, 2014
in USD thousands	Historic Frontline 2012	Historic Frontline	Pro Forma Adjs.	Note 5	Pro Forma Combined
Operating revenue
Time charter revenue	37,928	15,601	2,528	(1)	56,057
Bare boat charter revenue	―	9,289	―		9,289
Voyage charter revenue	202,283	497,023	―		699,306
Other income	1,615	37,775	(10,102)	(2)	29,288
Total operating revenue	241,826	559,688	(7,574)		793,940
Gain on cancellation and sale of newbuilding contracts	68,989	24,620	―		93,609
Operating expenses
Voyage expenses and commissions	103,708	286,367	―		390,075
Ship operating expenses	49,607	89,674	(1,476)	(2)	137,805
Contingent rental expense	―	36,900	―		36,900

Administrative expenses	4,943	40,787	(8,626)	(2)	37,104
Vessel impairment loss	―	97,709	―		97,709
Depreciation	31,845	81,471	41,084	(1)	154,400
Total operating expenses	190,103	632,908	30,982		853,993
Net operating income (loss)	120,712	(48,600)	(38,556)		33,556
Interest income	118	47	―		165
Interest expense	(7,421)	(75,825)	(441)	(1)	(83,687)
Gain on sale of shares	16,850	―	―		16,850
Loss on interest rate swaps	(8,779)	―	―		(8,779)
Share of results from associated companies	16,064	3,866	(4,571)	(1)	15,359
Gain on redemption of debt	―	1,486	―		1,486
Debt conversion expense	―	(41,067)	―		(41,067)
Loss from de-consolidation of subsidiaries		(12,415)	―		(12,415)
Dividends received, net	―	296	―		296
Foreign currency exchange gain (loss)	18	(179)	―		(161)
Other financial items	(148)	1,190	―		1,042
Income (loss) before income taxes and non-controlling interest	137,414	(171,201)	(43,568)		(77,355)
Income taxes	―	(459)	―		(459)
Income (loss) from continuing operations	137,414	(171,660)	(43,568)		(77,814)
Income from continuing operations attributable to non-controlling interest	―	8,722	―		8,722
Income (loss) from continuing operations attributable to common shareholders	137,414	(162,938)	(43,568)		(69,092)
Weighted-average number of common shares outstanding (000s)
Basic and diluted	245,468	99,939			683,501
Earnings (loss) from continuing operations attributable to common shareholders ($)
Basic and diluted	0.56	(1.63)			(0.10)

1.  Description of Transaction

 On July 1, 2015, Frontline Ltd., or Frontline, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of Frontline, and Frontline 2012 Ltd., or Frontline 2012, entered into an agreement and plan of merger, or the Merger Agreement, pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, with Frontline 2012 as the surviving legal entity, or the Surviving Company, and thus becoming a wholly-owned subsidiary of Frontline. Subsequent to the merger, the Surviving Company is expected to merge into Frontline, or the Combined Company, which will retain Frontline's name. Shareholders in Frontline 2012 at the time the merger is completed will receive shares in Frontline as merger consideration. One share in Frontline 2012 gives the right to receive 2.55 shares in Frontline, and Frontline expects to issue approximately 584 million shares to shareholders in Frontline 2012. This is based on the total number of Frontline 2012 shares at June 30, 2015 of 249.1 million less the treasury shares held by Frontline 2012 of 6.8 million and the 13.46 million Frontline 2012 shares held by Frontline, both of which will be cancelled upon completion of the merger and will not qualify for consideration shares. Frontline had approximately 198.4 million  common shares in issue at June 30, 2015.  Upon completion of the merger, existing shareholders in Frontline and Frontline 2012 are expected to own approximately 25.4% and 74.6%, respectively, of the Combined Company.

Prior to the merger announcement, the Hemen Shareholder, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, and certain of its affiliates, owned approximately 13% of the  common shares in Frontline, approximately 59% of the ordinary shares in Frontline 2012, and approximately 37% of the ordinary shares in  Ship Finance. Prior to the merger announcement, Ship Finance owned approximately 28% of the  common shares in Frontline.  Approval of the merger requires that a minimum of 75% of the voting Frontline 2012 shareholders and 50% of the voting Frontline shareholders vote in favour of the merger. In connection with the special general meetings of Frontline and Frontline 2012, the Hemen Shareholder and Ship Finance have entered into voting agreements to vote all of their respective shares in favour of the merger.

Following completion of the merger, the Combined Company will have approximately 782 million shares outstanding and it is expected that its two largest shareholders, the Hemen Shareholder and Ship Finance, will own approximately 52% and 7%, respectively.

2.  Accounting for the Merger

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations" and is based on the historical financial information of Frontline and Frontline 2012. The acquisition method of accounting, based on ASC 805, uses the fair value concepts defined in ASC 820, "Fair Value Measurement". Acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma condensed combined financial information and the combined company's future consolidated financial statements. The unaudited pro forma condensed combined financial information has been prepared on the basis that the required bank consents for the merger are obtained, such that the short term and long term classification of debt does not change.

The merger of Frontline and Frontline 2012 will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance. The factors that were considered in determining that Frontline 2012 should be treated as the accounting acquirer in the merger transaction were the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company and the controlling interest of the Hemen Shareholder, the relative sizes of Frontline and Frontline 2012, the composition of senior management of the Combined Company, the name of the Combined Company, the  terms of exchange of equity interests and the continued stock exchange listings of the Combined Company. Management believes that the relative voting rights in the Combined Company, the composition of the board of directors in the Combined Company and the controlling interest of the Hemen Shareholder and the relative sizes of Frontline and Frontline 2012 were the most significant factors in determining Frontline 2012 as the accounting acquirer.

With respect to the relative voting rights, it is noted that after the completion of the merger, the Frontline shareholders and the shareholders of Frontline 2012 will own approximately 198.4 million and 583.6 million shares, respectively, or approximately 25.4% and 74.6%, respectively. The analysis of the relative voting rights in a business combination involving entities with common shareholders should consider the former shareholder groups of the combining entities and not the individual owners that are common to the combining entities. The former shareholder group that retains or receives the largest portion of the voting rights in the combined entity would be the accounting acquirer, absent the consideration of any of the other factors provided in ACS 805. In this transaction, the Frontline 2012 shareholders, including the Hemen Shareholder, will own approximately 74.6% of the resulting company and shareholders of Frontline, including the Hemen Shareholder, will own approximately 25.4% of the resulting company and so the Frontline 2012 shareholder group will receive the largest voting percentage. This points to Frontline 2012 as the accounting acquirer.

While there are no changes to the board of directors of the Combined Company as compared to Frontline as a result of this transaction, it is noted that three of the five members of the board are also directors of Frontline 2012 and that the Hemen Shareholder, the controlling shareholder of Frontline 2012 will become the controlling shareholder of the Combined Company following the merger. This will give the Hemen Shareholder the ability to determine the composition of the board of directors of the Combined Company and this points to Frontline 2012 as the accounting acquirer.

Frontline 2012 does not have any employees and, under the supervision of its Board of Directors, and contracts all day-to-day management of Frontline 2012 to a subsidiary of Frontline. The absence of a Frontline 2012 management team and the continuation of Frontline's existing management in the Combined Company points to Frontline as the accounting acquirer.

While Frontline had larger revenues in 2014 it is noted that Frontline 2012 has been in growth phase following its creation in December 2011. Due to this, and the fact that Frontline 2012 is significantly larger in terms of total assets, net book value of equity and market capitalization, Frontline 2012 is considered to be the larger company and this points to Frontline 2012 as the accounting acquirer.

Due to the long history of Frontline in the oil tanker business, management believes that Frontline's name is more widely known and decided to take advantage of this when deciding on the name of the Combined Company. While this points to Frontline as the accounting acquirer, it is not considered to be an important factor in the determination compared with the various factors discussed above.

It is noted that Frontline's current listings on the New York Stock Exchange  and the Oslo Stock Exchange will continue after the merger of Frontline Acquisition and Frontline 2012 and the latter's Norwegian OTC listing will disappear. While this points to Frontline as the accounting acquirer, it is not considered to be an important factor in the determination compared with the various factors discussed above.

The following represents the preliminary purchase calculation (in thousands, total amounts may not recalculate due to rounding):

Number of shares in thousands
Total number of Frontline 2012 shares	249,100
Cancellation of treasury shares	(6,792)
Cancellation of Frontline 2012 shares held by Frontline	(13,460)
Total number of Frontline 2012 shares	228,848
Frontline 2012 shares that would be issued to maintain Combined Company shareholdings (1)	77,794
Total number of Frontline 2012 shares if it was the legal acquirer	306,642

(1)	As Frontline 2012 shareholders will own approximately 74.6% of the Combined Company, it is calculated that Frontline 2012 would issue approximately 77,794,000 shares in order to retain a 74.6% shareholding if it was the legal acquirer.

in USD thousands
Frontline 2012 shares that would be issued to maintain Combined Company shareholdings	77,794
Closing Frontline 2012 share price on September 23 , 2015	$6.21
Total estimated purchase price consideration	$483,104

While the closing share price of Frontline 2012 on October 2, 2015 was $6.45, the calculation of the estimated purchase price consideration has not been updated for this share price as it is not considered to have a significant impact on the unaudited pro forma condensed combined financial information. If the share price of Frontline 2012 increases or decreases by $0.01, the purchase price consideration and amount of goodwill will increase or decrease, respectively, by approximately $778,000.

The following represents the calculation of the goodwill arising and the allocation of the total purchase price based on management's preliminary valuation (in thousands, total amounts may not recalculate due to rounding):

in USD thousands
Total estimated purchase price consideration	483,104
Fair value of net assets acquired and liabilities assumed	(325,194)
Goodwill	157,910

Current assets	222,953
Restricted cash	411
Vessels and equipment, net	132,000
Vessels held under capital lease, net	815,296

Investments in finance lease	38,962

Current liabilities	(220,906)
Non-current liabilities	(663,522)
Fair value of net assets acquired and liabilities assumed	325,194

Frontline's stock options are not considered to have a material impact on the purchase price consideration and their effect is not included in the estimated purchase price consideration for purposes of these pro forma financial statements.

3.  Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of June 30 , 2015

            Pro Forma Adjustments for the Merger

The following table and subsequent notes describe the purchase accounting fair value adjustments. The table also includes the elimination of historical transactions between Frontline and Frontline 2012.

in USD thousands	Pro Forma Adjustments(1)		Eliminations(2)	Total
Assets
Current assets
Related party receivables	―		(9,861)	(9,861)
Inventories	( 1,201	) (a)	―	(1,201)
Total current assets	(1,201)		(9,861)	(11,062)

Vessels and equipment, net	20,618	(b)	―	20,618
Vessels under capital lease, net	364,344	(c)	―	364,344
Goodwill	157,910	(d)	―	157,910
Investments in associated companies	( 41,168	) (e)	―	(41,168)
Deferred charges	( 442	) (f)	―	(442)
Investments in finance lease	( 5,115	) (g)	―	(5,115)
Total assets	494,946		(9,861)	485,085
Liabilities and shareholders' equity
Current liabilities
Current portion of obligations under capital lease	43,808	(h)	―	43,808
Related party payables	―		(9,861)	(9,861)
Unfavorable time charter contracts	4,738	(i)	―	4,738
Total current liabilities	48,546		(9,861)	38,685
Obligations under capital lease	178,889	(h)	―	178,889
Total liabilities	227,435		(9,861)	217,574
Shareholders' equity
Share capital	85,362	(j)	―	85,632
Other shareholders' equity	182,552	(j)	―	182,552
	267,914		―	267,914
Non-controlling interest	( 403	) (j)	―	(403)
Total shareholders' equity	267,511		―	267,511
Total liabilities and shareholders' equity	494,946		(9,861)	485,085

(1)	Pro Forma Adjustments
a)	Inventories – This fair value adjustment is based on management's estimate of the difference in the carrying value of bunker inventory compared to its market value. There is no impact on the condensed combined statement of operations as this item is non-recurring in nature.
b)
Vessels and equipment, net – The estimated fair value and the book value of Frontline's vessel is $ 132.0 million and $ 111.4 million, respectively, giving rise to a preliminary purchase price allocation adjustment of $ 20.6 million. The estimated fair value is based on management's estimates after considering market values obtained from independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile; as such, these estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were sold.

c)
Vessels held under capital lease, net – The preliminary purchase price allocation has been made on the basis of the fair value of the leasehold interest, which has been calculated based on the expected future cash flows from the leased vessels over the remaining terms of the lease and discounted at 7.5%. Management has used this interest rate as it believes that it is a reasonable estimate of the required rate of return in the market.

d)	Goodwill – This adjustment is the goodwill arising on consolidation from the difference between the estimated purchase price consideration and the fair value of the assets and liabilities assumed.
e)	Investments in associated companies – This fair value adjustment relates to the shares in Frontline 2012 held by Frontline, which are cancelled as a result of the merger.
f)	Deferred charges – This fair value adjustment relates to the deferred charges in Frontline, which were assessed to have a fair value of nil.
g)	Investment in finance lease – The preliminary purchase price allocation has been made on the basis of the fair value of the leasehold interest, which has been calculated based on the expected future cash flows derived from the time charter out of the vessel over the remaining term of the lease. These cash flows have been discounted at 7.5% compared with the implicit rate in the lease of 11.5%, which resulted in an increase in value of $ 4.4 million. This was offset by the present value of estimated dry docking costs of $ 9.5 million.
h)	Current and long term obligations under capital lease – The preliminary purchase price allocation has been made on the basis of the fair value attributed to the obligations under capital leases at June 30 , 2015 , which were valued based on the renegotiated lease terms agreed with Ship Finance in June 2015. The fair value is based on management's estimate of discounted contractual lease obligations based on equivalent lease terms as assumed for the capital lease assets (see c ) above). For the vessels chartered in from Ship Finance the fair value of the obligation includes the estimated fair value of the 50% profit share due under the terms of the renegotiated leases. The contractual lease obligations and estimated profit share expense have been discounted at 7.5%.
i)	Unfavorable time charter contracts – The adjustment relates to five time charter contracts and is the difference between the estimated current market rate for a similar contracts and the rate specified in the contracts . The adjustment has been discounted at 7.5% .

j)	Equity – The following adjustments have been made to equity;

in USD thousands	Share Capital	Other Shareholders' Equity	Sub total	Non-controlling interest	Shareholders' Equity
Issuance by Frontline 2012 of 77.8 million shares at $ 6.21 per share being the closing share price on September 23 , 2015	155,589	327,515	483,104	―	483,104
Re-allocation (see below)	128,149	(128,149)	―	―	―
Elimination of Frontline's historic balances	(198,376)	(16,814)	(215,190)	(403)	(215,593)

The re-allocation of $ 128.1 million between share capital and other shareholders' equity is due the fact that Frontline 2012 is the accounting acquirer and Frontline is the legal acquirer. Consequently, Frontline 2012 historic balances have been used and need to be adjusted in order to correlate with the number of Frontline shares in issue.
(2)	Pro Forma Eliminations
Relates to transactions between Frontline and Frontline 2012 and will be considered intercompany transactions once the merger is consummated.
4.  Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Six Months Ended June 30 , 2015
            Pro Forma Adjustments for the Merger

The following notes describe the pro forma adjustments made to Frontline's audited financial statements and the elimination of historical transactions between Frontline and Frontline 2012.
in USD thousands	Pro Forma Adjustments(1)		Eliminations(2)	Total
Operating revenue
Time charter revenue	3,364	(a)	―	3,364
Other income	―		(5,481)	(5,481)
Total operating revenue	3,364		(5,481)	(2,117)
Operating expenses
Ship operating expenses	―		(917)	(917)
Administrative expenses	―		(4,564)	(4,564)
Depreciation	26,380	(b)	―	26,380
Total operating expenses	26,380		(5,481)	20,899
Net operating loss	(23,016)		―	(23,016)
Interest expense	(5	)(c)	―	(5)
Share of results from associated companies	(2,271	)(d)	―	(2,271)
Loss before income taxes and non-controlling interest	(25,292)		―	(25,292)

(1)	Pro Forma adjustments
a)	Time charter revenues – The adjustment comprises two elements:
(i)	The amortization of the unfavorable time charter contracts, which increased revenues by $2.9 million, and
(ii)	An increase in time charter revenues of $0.5 million as a consequence of the fair value adjustment to the investment in the finance lease. The interest revenue related to the investment in capital lease has been recognized as time charter revenue in Frontline's financial statements.
b)	Depreciation – This adjustment comprises two elements:
(i)	The depreciation expense for owned vessels for the period has been increased by $0.3 million as a consequence of the fair value adjustment to the carrying balance of two vessels for which the remaining estimated useful lives are 24 years and 24.5 years, as part of the preliminary purchase price allocation, and
(ii)	The depreciation expense related to 21 vessels held under capital lease has been increased by $26.0 million as a consequence of the fair value adjustment to the carrying balance of vessels held under capital lease as part of the preliminary purchase price allocation. The estimated useful lives of the capital lease assets range from approximately one to 12 years.
c)	Interest expense –This adjustment comprises two elements:
(i)	Interest expense has been reduced by $0.3 million to reflect the fair value of nil assigned to deferred finance costs, as such there will be no amortization charge.

(ii)	Interest expense related to 21 vessels held under capital lease has been increased by $0.3 million as a consequence of the fair value adjustment to the obligations under capital lease as part of the preliminary purchase price allocation.

d)	Share of results from associated companies - This adjustment relates to the shares in Frontline 2012 held by Frontline, which are cancelled as a result of the merger and as such no share of results will be recognized.
(2)	Pro Forma Eliminations
These eliminations relate to administrative costs, newbuilding supervision fees and technical management fees, which are charged by Frontline to Frontline 2012, and will be considered intercompany transactions once the merger is consummated.

5.  Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Year Ended December 31, 2014

Pro Forma Adjustments for the Merger

The following notes describe the pro forma adjustments made to Frontline's audited financial statements and the elimination of historical transactions between Frontline and Frontline 2012.
in USD thousands	Pro Forma Adjustments(1)		Eliminations(2)	Total
Operating revenue
Time charter revenue	2,528	(a)	―	2,528
Other income	―		(10,102)	(10,102)
Total operating revenue	2,528		(10,102)	(7,574)
Operating expenses
Ship operating expenses	―		(1,476)	(1,476)
Administrative expenses	―		(8,626)	(8,626)
Depreciation	41,084	(b)	―	41,084
Total operating expenses	41,084		(10,102)	30,982
Net operating loss	(38,556)		―	(38,556)
Interest expense	( 441	) (c)	―	(441)
Share of results from associated companies	(4,571	) (d)	―	(4,571)
Loss before income taxes and non-controlling interest	(43,568)		―	(43,568)

(3)	Pro Forma adjustments

a)	Time charter revenues – The adjustment comprises two elements:
(i)	The amortization of an unfavorable time charter contract, which increased revenues by $ 2.0 million , and
(ii)	An increase in time charter revenues of $0.5 million as a consequence of the fair value adjustment to the investment in the finance lease. The interest revenue related to the investment in capital lease has been recognized as time charter revenue in Frontline's financial statements.
b)	Depreciation – This adjustment comprises two elements:
(ii)	The depreciation expense for owned vessels for the period has been increased by $0.2 million as a consequence of the fair value adjustment to the carrying balance of one vessel for which the remaining estimated useful lives is 24.5 years, as part of the preliminary purchase price allocation, and
(ii)	The depreciation expense related to 21 vessels held under capital lease has been increased by $ 40.9 million as a consequence of the fair value adjustment to the carrying balance of vessels held under capital lease as part of the preliminary purchase price allocation. The estimated useful lives of the capital lease assets range from approximately one to 12 years.
c)	Interest expense –This adjustment comprises two elements:
(i)	Interest expense has been reduced by $0.6 million to reflect the fair value of nil assigned to deferred finance costs, as such there will be no amortization charge.

(ii)	Interest expense related to 21 vessels held under capital lease has been increased by $ 1.1 million as a consequence of the fair value adjustment to the obligations under capital lease as part of the preliminary purchase price allocation.

d)	Share of results from associated companies - This adjustment relates to the shares in Frontline 2012 held by Frontline, which are cancelled as a result of the merger and as such no share of results will be recognized.
(4)	Pro Forma Eliminations
These eliminations relate to administrative costs, newbuilding supervision fees and technical management fees, which are charged by Frontline to Frontline 2012, and will be considered intercompany transactions once the merger is consummated.

6 .  Earnings per Share
The unaudited pro forma condensed combined basic earnings per share calculation is based on the consolidated basic weighted average shares of the Combined Company. The pro forma basic weighted average shares outstanding is a combination of historic Frontline shares and the shares issued as part of the merger to Frontline 2012 shareholders at an exchange ratio of 2.55 Frontline shares per Frontline 2012 share.
The weighted average numbers of common shares outstanding for the six months ended June 30, 2015 was calculated as follows:
(number of shares in thousands)	Frontline	Frontline 2012	Pro Forma Combined
Weighted-average number of common shares outstanding:
Basic	136,869	583,562	720,431

The weighted average numbers of common shares outstanding for the year ended December 31, 2014 was calculated as follows:
(number of shares in thousands)	Frontline	Frontline 2012	Pro Forma Combined
Weighted-average number of common shares outstanding:
Basic	99,939	583,562	683,501

There are no dilutive securities outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FRONTLINE 2012
The following discussion and analysis should be read in conjunction with the "Selected Historical Consolidated Financial Data of Frontline 2012" and the accompanying financial statements and related notes included elsewhere in this joint proxy statement/prospectus. The following discussion and analysis is being provided up to June 30, 2015. The following discussion contains forward-looking statements that reflect Frontline 2012's future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside Frontline 2012's control. Frontline 2012's actual results could differ materially from those discussed in these forward-looking statements. Please read the sections entitled "Risk Factors" and "Cautionary Statement Concerning Forward-Looking Statements."
Overview
Frontline 2012 was incorporated in Bermuda on December 12, 2011. On December 16, 2011, Frontline 2012 completed a private placement of 100 million new ordinary shares of $2.00 par value at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the NOTC in Oslo on December 30, 2011. The Hemen Shareholder was allocated 50 million shares representing 50% of the share capital of Frontline 2012. Frontline was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of Frontline 2012.
On December 30, 2011, Frontline 2012 acquired five VLCC newbuilding contracts, six modern VLCCs, including one on time charter, and four modern Suezmax tankers from Frontline at fair market value of $1,120.7 million. Frontline 2012 paid $128.9 million in cash and assumed $666.3 million in bank debt and assumed $325.5 million in remaining new building commitments. Frontline 2012 accounted for the purchase of assets from Frontline as a business combination after determining that it had acquired a business and not a group of assets.
Frontline 2012 is a crude and product transportation company with a modern fleet in the core tanker segments. As of June 30, 2015, Frontline 2012's fleet consisted of 22 vessels and comprised six VLCCs, six Suezmax tankers, six Medium Range, or MR, product tankers and four Long Range 2, or LR2, product tanker. As of June 30, 2015, Frontline 2012's fleet had total tonnage of approximately 3.5 million dwt, and an average age of approximately 3.0 years. Frontline 2012's newbuilding program, excluding newbuildings agreed to be sold and MR and Capesize newbuilding contracts with STX Dalian and STX Korea, comprises 12 LR2 newbuildings, four VLCC newbuildings and six Suezmax tanker newbuildings.
As of June 30, 2015, Hemen is the largest shareholder of Frontline 2012, owning approximately 61%, and Frontline has an ownership of approximately 6%.
Newbuildings
In 2012 and 2013, Frontline 2012 cancelled all of its five newbuilding contracts at Jinhaiwan ship yard, which were acquired from Frontline in December 2011, and has received an aggregate refund of $321.0 million in respect of installments paid on these five contracts and accrued interest. Frontline 2012 has no outstanding claims from Jinhaiwan.
In June 2015, the Company cancelled the final two MR newbuilding contracts (hulls D2175 and D2176) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment of installments paid and accrued interest from STX Dalian and the refund guarantee bank. At June 30, 2015, the Company had entered into arrangements for resolving the disputes with STX Korea in respect of the failure to construct four Capesize newbuildings and hulls D2175 and D2176 originally ordered from STX Korea but subcontracted to STX Dalian. Such arrangements include entering into an agreement with STX Korea for two VLCC newbuildings to be delivered in the period from March to June 2017, securing options for a further four VLCC newbuildings and receiving a refund of the installments paid and interest in respect of hulls D2175 and D2176. Of the eight vessels ordered solely from STX Dalian, three of the newbuildings (hulls D2172, D2173 and D2174) have been cancelled with installments and interest paid to the Company, one newbuilding (hull D2171) has been cancelled is the subject of arbitration proceedings (in respect of which the Company expects to recover installments and interest) and claims in respect of four Capesize vessels have been registered with the administrator handling STX Dalian's bankruptcy which was declared in March 2015. With respect to the claims for the four Capesize vessels, there may be limited prospects of any significant recovery due to the huge debt at the yard. In August 2015, the Company received $14.6 million in respect of newbuilding contracts D2175 and D2176 and expects to record a gain of $3.0 million in the third quarter of 2015. Frontline 2012 has received an aggregate refund of $44.3 million in respect of installments paid on five newbuilding contracts at STX Dalian (including accrued interest). Frontline 2012 has an outstanding claim of approximately $11 million against STX Dalian for one newbuilding contract, which has been cancelled is the subject of arbitration proceedings.

As of June 30, 2015, Frontline 2012's newbuilding program, excluding newbuildings agreed to be sold and MR tankers and Capesize newbuilding contracts with STX Dalian and STX Korea, comprises 12 LR2 newbuildings, four VLCC newbuildings and six Suezmax tanker newbuildings. As of June 30, 2015 total installments of approximately $131 million have been paid and the remaining installments to be paid amounted to $1,169.2 million. Subsequent to June 30, 2015, Frontline 2012 exercised options for two LR2 newbuilding contracts and Frontline 2012's newbuilding program currently comprises 24 newbuildings.
Avance Gas
On October 2, 2013, Frontline 2012 entered into an agreement with Stolt-Nielsen Limited, a public company incorporated in Bermuda and listed on the Oslo Stock Exchange and Sungas Holdings Ltd., a private company incorporated in the British Virgin Islands, whereby Frontline 2012 became a 37.5% shareholder in Avance Gas Holdings Limited, or AGHL, for a purchase consideration of $70.7 million. Frontline 2012 also provided AGHL with a loan of $33.4 million comprising a $10.0 million equity shareholder loan and a $23.4 million debt shareholder loan. In October 2013, Frontline 2012 declared the distribution of a dividend consisting of 12.5% of the capital stock of AGHL to its shareholders. All non-U.S. shareholders holding 12,500 shares or more, received one share in AGHL for every 124.55 shares they held in Frontline 2012, rounded down to the nearest whole share.  All U.S. shareholders holding 12,500 shares or more and all shareholders with less than 12,500 shares and fractional shares were paid in cash. In addition, shareholder loans in the amount of $33.4 million were converted to equity in AGHL.
AGHL registered on the over-the-counter market in Oslo on October 17, 2013 and completed a private placement of 5,882,352 new shares on November 28, 2013, which generated gross proceeds of approximately $100 million to AGHL. Frontline 2012 did not participate in this private placement. Following the dividend distribution, the conversion of shareholder loans to equity and the private placement in AGHL, Frontline 2012 owned 6,955,975 shares in AGHL at December 31, 2013 representing 22.89% of the total number of shares outstanding.
In November 2013, Frontline 2012 entered into an agreement with AGHL whereby AGHL shall acquire eight, fuel efficient 83,000 cbm VLGC newbuildings from Frontline 2012 immediately following their delivery from the yard. These newbuildings have been ordered by Frontline 2012 from the Jiangnan Changxing Shipyard in China.  AGHL will pay $75.0 million for each newbuilding. AGHL paid $139.2 million (being $17.4 million per newbuilding) to Frontline 2012 in January 2014 and the balance of $460.8 million (being $57.6 million per vessel) will be paid upon delivery from the yard. As of June 30, 2015, four vessels have been delivered in 2015 and the remaining vessels are expected to be delivered in the second half of 2015.
On April 9, 2014, AGHL completed an initial public offering, or IPO, of 4,894,262 new ordinary shares. Frontline 2012 did not participate in the IPO. Also on April 9, 2014, Frontline 2012 sold 2,854,985 shares in AGHL, following which, it owned 4,100,990 shares in AGHL at December 31, 2014 representing 11.62% of the total number of shares outstanding.
In March 2015, Frontline 2012 paid a stock dividend consisting of its full holding of AGHL shares. All shareholders holding 60.74 shares or more, received one share in AGHL for every 60.74 shares they held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash.
Knightsbridge
On April 3, 2014, Frontline 2012 and Knightsbridge Shipping Limited (NASDAQ: VLCCF), renamed Golden Ocean Group Limited, or Knightsbridge, entered into an agreement pursuant to which Frontline 2012 sold all of the shares of five SPCs, each owning a cash balance and a Capesize newbuilding, to Knightsbridge. On April 23, 2014, the closing date of the transaction, Knightsbridge issued 15.5 million newly issued common shares to Frontline 2012 as consideration and Knightsbridge assumed $150.0 million in remaining newbuilding installments in connection with the SPCs. Frontline 2012 also agreed to continue the performance guarantees given in favor of the yard until the delivery of each newbuilding for no consideration and, Knightsbridge agreed to hold Frontline 2012 harmless against any claim under the performance guarantee after the closing date of the transaction. Knightsbridge also had the right but not the obligation to sell the SPC back to Frontline 2012 if it reached a point whereby the newbuilding contract could be cancelled. All five newbuildings were delivered to Knightsbridge during 2014. Frontline 2012 owned approximately 31.6% of the total shares outstanding in Knightsbridge with a market value of $194.4 million as a consequence of this transaction and commenced equity accounting for this investment.
In April 2014, Frontline 2012 also agreed to sell twenty-five SPCs to Knightsbridge, each owning a fuel efficient dry bulk newbuilding. Thirteen of the SPCs were sold in September 2014 at which time Knightsbridge issued 31.0 million shares to Frontline 2012 and assumed $490.0 million in respect of remaining newbuilding installments. Frontline 2012 owned approximately 58% of the total shares outstanding in Knightsbridge as a consequence of this transaction and accounted for it as a business combination achieved in stages with Frontline 2012 selected as the accounting acquirer.

Frontline 2012 sold the remaining twelve SPCs in March 2015 and received 31.0 million shares as consideration. Knightsbridge assumed $404.0 million in respect of remaining newbuilding installments, net of a cash payment from Frontline 2012 of $108.6 million. Frontline 2012 owned approximately 70% of the total shares outstanding in Knightsbridge as a consequence of this transaction.
On October 7, 2014, Knightsbridge and Golden Ocean Group Limited, entered into an agreement and plan of merger, or the Knightsbridge Merger, pursuant to which the two companies agreed to merge, with Knightsbridge as the surviving legal entity. The Knightsbridge Merger was completed on March 31, 2015, at which time Knightsbridge acquired 100% of Golden Ocean Group Limited's outstanding shares and the name of Knightsbridge was changed to Golden Ocean Group Limited. Shareholders in Golden Ocean Group Limited received shares in Knightsbridge as merger consideration. Pursuant to the Knightsbridge Merger Agreement, one share in Golden Ocean Group Limited gave the right to receive 0.13749 shares in Knightsbridge, and Knightsbridge issued a total of 61.4 million shares to shareholders in Golden Ocean Group Limited as merger consideration. Frontline 2012 de-consolidated Knightsbridge as of March 31, 2015, as its shareholding in Knightsbridge fell to approximately 45% as a result of the Knightsbridge Merger and commenced equity accounting for its investment in Knightsbridge.
In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Knightsbridge shares. All shareholders holding 3.2142 shares or more, received one share in Knightsbridge for every 3.2142 shares held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. Frontline 2012 held 77.5 million Knightsbridge shares prior to this stock dividend and retained 2.1 million Knightsbridge shares in respect of the treasury shares held by Frontline 2012. This stock dividend triggered discontinued operations presentation of Frontline 2012's results of operations from Knightsbridge.
Market overview and trend information
Crude
The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the fourth quarter of 2014 was WS 52, representing an increase of WS 7 points from the third quarter of 2014 and WS 1 point lower than the fourth quarter of 2013. The flat rate decreased by 6.7 percent from 2013 to 2014. The average rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the second quarter of 2015 was WS 64, representing an increase of 5 WS points from the first quarter of 2015.
The market rate for a Suezmax trading on a standard 'TD5' voyage between West Africa and Philadelphia in the fourth quarter of 2014 was WS 87, representing an increase of WS 16 points from the third quarter of 2014 and an increase of WS 21 points from the fourth quarter of 2013. The flat rate decreased by 6 percent from 2013 to 2014. The market rate for a Suezmax trading on a standard 'TD20' voyage between West Africa and Rotterdam in the second quarter of 2015 was WS 88, representing a decrease of 2 WS points from the first quarter of 2015.
Bunkers at Fujairah averaged $447/mt in the fourth quarter of 2014 compared to $598/mt in the third quarter of 2014. Bunker prices varied between a high of $568/mt on the 1st of October and a low of $320/mt on December 19th.
The International Energy Agency's ("IEA") February 2015 report stated an OPEC crude production of 30.5 million barrels per day (mb/d) in the fourth quarter of 2014. This was unchanged from third quarter of 2014.
The IEA estimates that world oil demand averaged 93.5 mb/d in the fourth quarter of 2014, which is an increase of 0.4 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2015 will be 93.4 mb/d, representing an increase of 1.1 percent or 1 mb/d from 2014.
The VLCC fleet totalled 638 vessels at the end of the fourth quarter of 2014, four vessels up from the previous quarter. Five VLCCs were delivered during the quarter, one was removed. The order book counted 82 vessels at the end of the fourth quarter, which represents approximately 13 percent of the VLCC fleet.
The Suezmax fleet totalled 450 vessels at the end of the fourth quarter, same as at the end of the previous quarter. Two vessels were delivered during the quarter whilst two were removed. The order book counted 63 vessels at the end of the fourth quarter, which represents approximately 14 percent of the Suezmax fleet.
As of June 30, 2015, the VLCC fleet totalled 639 vessels at the end of the quarter, whilst the Suezmax fleet counted 449 vessels at the end of the quarter. As of that date, the order book for tankers represented about 16% of the overall tanker fleet.
Product
The market rate for an MR trading on a standard "TC2" voyage between Rotterdam and New York in the fourth quarter of 2014 was WS 164, representing an increase of WS 67 points from the third quarter of 2014 and an increase of WS 72 points from the fourth quarter of 2013. The flat rate decreased by 5.3 percent from 2013 to 2014. For MR's trading on a standard 'TC2' voyage between Rotterdam and New York the market rates for the second quarter of 2015 was WS 155, representing an increase of 12 points from the first quarter of 2015. Average market rates for an LR2 trading on a standard "TC1" voyage between Middle East and Japan in the second quarter of 2015 was WS 110, representing an increase of 11 points from the first quarter of 2015.

Bunkers in Rotterdam averaged $417/mt in the fourth quarter of 2014 compared to $561/mt in the third quarter of 2014. Bunker prices varied between a high of $549/mt on the 1st of October and a low of $299/mt on December the 18th. Bunkers in Rotterdam averaged $326/mt in the second quarter of 2015 compared to $280/mt in the first quarter of 2015.
The MR product fleet totalled 1,698 vessels at the end of the fourth quarter of 2014, up from 1,673 vessels at the end of the previous quarter. The order book counted 355 vessels at the end of the fourth quarter, which represents approximately 20 percent of the MR fleet.
The LR2 fleet totalled 232 vessels at the end of the fourth quarter of 2014, up six from the previous quarter. The order book is at 61 vessels at the end of the fourth quarter, which represents approximately 26 percent of the LR2 fleet.
Critical Accounting Policies and Estimates
The preparation of Frontline 2012's financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Management believes that the following accounting policies are the most critical in fully understanding and evaluating Frontline 2012's reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See Note 2 to Frontline 2012's audited Consolidated Financial Statements included herein for details of all of its material accounting policies.
Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charters and time charters. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter revenues are recorded over the term of the charter as a service is provided. If the time charter is based on an index, Frontline 2012 recognizes revenue when the index has been determined.  Frontline 2012 uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, Frontline 2012 does not recognize revenue if a charter has not been contractually committed to by a customer and Frontline 2012, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.
Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula on the basis of the number of days a vessel operates in the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. Pool revenues are reported net of voyage expenses as voyage charter revenue for all periods presented.
Claims for unpaid charter hire and damages for early termination of time charters are recorded upon receipt of cash when collectability is not reasonably assured. Such amounts related to services previously rendered are recorded as time charter revenue. Amounts in excess of services previously rendered are classified as other operating income.
Other income comprises rebates received from the ship yard for newbuildings sold to Knightsbridge prior to the consolidation of Knightsbridge, and is recognized when such rebates are contractually due to the Company.
Gain on cancellation and sale of newbuilding contracts
Gain on cancellation and sale of newbuilding contracts relate to gains arising on (i) the cancellation of newbuilding contracts, which are considered to be contingent gains, and are recognized when the gain is virtually certain which is generally on a cash basis, and (ii) the sale of newbuilding contracts, which are recognized when Frontline 2012 is reasonably assured that substantially all of the risks of the newbuilding contract have been transferred.

Vessels and Depreciation
The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of Frontline 2012's vessels is 25 years. The residual values are calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price for scrap per tonne is calculated as the ten year average, up to the date of purchase of the vessel, across the three main recycling sites (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually.
Vessel Impairment
The carrying values of Frontline 2012's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels held and used by Frontline 2012 and newbuildings are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. Such indicators may include depressed spot rates and depressed second hand tanker values. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. The impairment charge is measured as the amount by which the carrying value exceeds the estimated fair value. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.
In developing estimates of future cash flows, Frontline 2012 must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value, the estimated remaining useful lives of the vessels and the probability of lease terminations for vessels held under capital lease. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) time charter forecasts, and (ii) the trailing 25-year historical average rates, based on quarterly average rates published by an independent third party maritime research service. Recognizing that the transportation of crude oil and oil products is cyclical and subject to significant volatility based on factors beyond Frontline 2012's control, management believes the use of estimates based on the combination of internally forecast rates and 25-year historical average rates calculated as of the reporting date to be reasonable.
Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.
The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and oil products, (iii) changes in production of or demand for oil and oil products, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as IMO and the EU or by individual countries. Although Frontline 2012's management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future.
Frontline 2012 (excluding Knightsbridge) did not prepare undiscounted cash flow forecasts at December 31, 2014 for the purposes of impairment testing as it determined that no trigger events had occurred. Frontline 2012 (excluding Knightsbridge) has not recorded any vessel impairment losses up to March 31, 2015 in respect of its own vessels and did not record a vessel impairment loss in the three months ended June 30, 2014. Each of the carrying values of Frontline 2012's vessels as of June 30, 2015 was lower than the estimated fair value based on independent ship broker reports. Frontline 2012 recorded a vessel impairment loss of $62.5 million in the three months ended March 31, 2015 in relation to five dry bulk vessels owned by Knightsbridge, which has been included within income (loss) from discontinued operations.
Newbuildings
The carrying value of the vessels under construction, or Newbuildings, represents the accumulated costs to the balance sheet date which Frontline 2012 has had to pay by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. No charge for depreciation is made until the vessel is available for use.

Business Combinations and Goodwill Impairment
Frontline 2012 is required to allocate the purchase price of an acquired company to the tangible and intangible assets acquired and liabilities assumed based on their fair values. Such a valuation requires its management to make significant estimates and assumptions. Management's assumptions about fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur, which may affect management's estimates.
Goodwill arising from a business combination is subject to annual review for impairment (or more frequently should indications of impairment arise). Impairment of goodwill is determined using a two-step approach, initially based on a comparison of the reporting unit's fair value to its carrying value; if the fair value is lower than the carrying value, then the second step compares the asset's fair value (implied fair value for goodwill) with its carrying value to measure the amount of the impairment. Any excess of carrying value over fair value is recognized as an impairment loss. The full amount of the goodwill arising on consolidation of Knightsbridge, which operated in the dry bulk sector, was written off in the fourth quarter of 2014 following Frontline 2012's impairment assessment at December 31, 2014, which was triggered by the significant fall in rates per the Baltic Dry Index and the significant fall in Knightsbridge's share price in the fourth quarter.
Factors Affecting Frontline 2012's Results
The principal factors which affect Frontline 2012's results of operations and financial position include:
•	the earnings from its vessels;
•	gain on cancellation and sale of newbuilding contracts;
•	vessel operating expenses;
•	administrative expenses;
•	goodwill impairment losses;
•	depreciation;
•	interest expense;
•	gains and on sale shares;
•	share of results from associated companies and gain on equity interest; and
•	mark to market gains (losses) on derivatives.
Frontline 2012 derives earnings from time charters, voyage charters and pool arrangements. As of December 31, 2014, 2013 and 2012, 14 of its 17 vessels, 9 of its 12 vessels and 6 of its 10 vessels, respectively, operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil and refined products transportation services.
Gains on the cancellation of newbuilding contracts are considered to be contingent gains and are recognized when the gain is virtually certain, which is generally on a cash basis. Gains on the sale of newbuilding contracts are recognized when Frontline 2012 is reasonably assured that substantially all of the risks of the newbuilding contract have been transferred.
Vessel operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.
Administrative expenses are comprised of recharges from Frontline for personnel and property costs, legal and professional fees and other general administrative expenses.

The goodwill impairment loss , which is recorded in discontinued operations,  relates to the write off of goodwill originally recognized on the consolidation of Knightsbridge.
Depreciation, or the periodic costs charged to income for the reduction in usefulness and long-term value of Frontline 2012's vessels, is related to the number of vessels Frontline 2012 owns lease. Frontline 2012 depreciates the cost of vessels it owns, less their estimated residual value, over their estimated useful life on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.
Interest expense relates to vessel specific debt facilities. Interest expense depends on Frontline 2012's overall borrowing levels and may significantly increase when Frontline 2012 acquires vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments.
The gain on sale of shares relates solely to the disposal of AGHL shares.
Share of results from associated companies and gain on equity interest includes Frontline 2012's share of the investees' earnings, gains arising on the dilution of Frontline 2012's shareholding in AGHL and a revaluation gain of Frontline 2012's interest in Knightsbridge at the time it commenced consolidation, which has been included within income (loss) from discontinued operations.
Mark to market gains (losses) relate to Frontline 2012's interest rate swap agreements.
Lack of Historical Operating Data for Vessels before their Acquisition
Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when Frontline 2012 acquires vessels. Accordingly, Frontline 2012 does not obtain the historical operating data for the vessels from the sellers because that information is not material to its decision to make acquisitions, nor does it believe it would be helpful to potential investors in its common shares in assessing its business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.
Consistent with shipping industry practice, Frontline 2012 treats the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, Frontline 2012 has agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When Frontline 2012 purchases a vessel and assumes a related time charter, Frontline 2012 must take all or some of the following steps before the vessel will be ready to commence operations:
•	obtain the charterer's consent to us as the new owner;
•	obtain the charterer's consent to a new technical manager;
•	in some cases, obtain the charterer's consent to a new flag for the vessel;
•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through its insurance brokers;
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.
Inflation
Although inflation has had a moderate impact on Frontline 2012's vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise moderately over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.
Six months ended June 30, 2015 compared with the six months ended June 30, 2014

Amounts included in the following discussion are derived from Frontline 2012's unaudited condensed consolidated financial statements for the six months ended June 30, 2015 and June 30, 2014.

Total operating revenues and voyage expenses and commissions
	Six months ended June 30,
(in thousands of $)	2015	2014
Time charter revenues	51,425	20,424
Voyage charter revenues	143,793	93,124
Other income	2,237	—
Total operating revenues	197,455	113,548

Voyage expenses and commissions	51,963	49,950

Time charter revenues increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:

•	an increase of $11.8 million due to three LR2 tankers chartered-in in January 2015 on existing time charters,
•	an increase of $7.9 million due to an increase in market rates,
•	an increase of $7.6 million due to the purchase of two Suezmax tankers in March 2015,
•	an increase of $6.2 million due to the delivery of two LR2 tanker newbuildings in January and March 2015, and
•	an increase of $2.1 million due to the delivery of one MR tanker onto time charter in April 2015.
These factors were partially offset by a decrease of $4.6 million due to the delivery of four MR tankers onto voyage charters (in January, March, April and June 2014) and one VLCC onto voyage charter in January 2014.

Voyage charter revenues increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:

•	an increase of $13.4 million due to the delivery of four MR tankers onto voyage charters (in January, March, April and June 2014) and one VLCC onto voyage charter in January 2014,
•	an increase of $12.2 million due to Frontline 2012 chartering in four MR tankers in March, April and May 2015,
•	an increase of $11.6 million due to the delivery of three LR2 tankers in January, March and June 2015,
•	an increase of $12.4 million due to an increase in market rates, and
•	an increase of $2.5 million due to a decrease in off-hire and commercial waiting time.
These factors were partially offset by a decrease of $1.4 million due to the delivery of one MR tanker onto time charter in April 2015.

Other income in the six months ended June 30, 2015 relates to yard commissions received in the period following the de-consolidation of Knightsbridge Shipping Limited (renamed Golden Ocean Group Limited on March 31, 2015), or Knightsbridge, relating to newbuildings sold to Knightsbridge.
Voyage expenses and commissions increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due:
•	an increase of $5.0 million in costs due to Frontline 2012 chartering in four MR tankers between March and May 2015, and
•	an increase of $5.0 million due to the delivery of four LR2 tanker newbuildings between September 2014 and June 2015.
•	an increase of $2.0 million due to the reduction in off-hire and waiting days, an increase in consumption due to an increase in vessel speed, plus additional commissions as a result of higher charter rates,

These factors were partially offset by a decrease of $10.2 million due to a reduction in bunker costs.

Gain on cancellation and sale of newbuilding contracts
	Six months ended June 30,
(in thousands of $)	2015	2014
Gain on sale of newbuilding contracts	38,778	—
Gain on cancellation of newbuilding contracts;
- hull J0026	—	35,913
- hull D2174	1,735	—
- hull J0106	23,222	—
	63,735	35,913

The gain on sale of newbuilding contracts in the six months ended June 30, 2015 comprises (i) a gain of $19.1 million in January 2015 on the first two VLGC newbuildings, Front Mistral and Front Monsoon, sold and delivered to Avance Gas Holdings Limited, or AGHL, and (ii) gains of $9.7 million and $9.9 million in April and June 2015, respectively, on the third and fourth VLGC newbuildings, Front Breeze and Front Passat, sold and delivered to AGHL

In January 2015, Frontline 2012 recorded a gain of $1.7 million following the receipt of $7.6 million in connection with the cancellation of hull D-2174.

In June 2015, Frontline 2012 recorded a gain of $23.2 million following the receipt of $24.7 million in connection with the cancellation of hull J0106.

In April 2014, Frontline 2012 recorded a gain of $35.9 million following the receipt of $99.3 million in connection with the cancellation of its first newbuilding contract (hull J0025) at Jinhaiwan. $44.9 million of the amount received was used to repay bank debt, which was secured on the cancelled newbuilding contract.

Ship operating expenses
	Six months ended June 30,
(in thousands of $)	2015	2014
VLCC	8,819	12,872
Suezmax	11,618	5,805
MR	5,623	4,634
LR2	2,613	—
Total ship operating expenses	28,673	23,311

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

VLCC operating costs decreased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to a $3.0 million decrease in dry docking costs as a result of two vessels docking in the six months ended June 30, 2015 as compared to four vessels in the six months ended June 30, 2014 and a decrease of $1.0 million due to a general decrease in other operating expenses.

Suezmax operating costs increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to an increase in dry docking costs of $3.4 million due to four vessels docking in the six months ended June 30, 2015 compared with no vessels in the six months ended June 30, 2014 and an increase of $2.2 million due to the purchase of two Suezmax tankers in March 2015.

MR operating costs increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to the delivery of four MR tankers between January and March 2014.

LR2 operating costs increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to the delivery of four LR2 tankers between September 2014 and June 2015.

Charter hire expense
	Six months ended June 30,
(in thousands of $)	2015	2014
Charter hire expense	17,076	—

Charter hire expense in the six months ended June 30, 2015 comprises (i) $11.7 million relating to three LR2 tankers chartered-in in January 2015, (ii) $3.5 million relating to two MR tankers chartered-in in March 2015, and (iii) $1.9 million relating to two MR tankers chartered-in in April and May 2015.

Administrative expenses
	Six months ended June 30,
(in thousands of $)	2015	2014
Administrative expenses	2,786	2,826

Administrative expenses in the six months ended June 30, 2015 are at a similar level as in the six months ended June 30, 2014.

Depreciation
	Six months ended June 30,
(in thousands of $)	2015	2014
Depreciation	18,980	15,385

Depreciation expense increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:
•	an increase of $1.9 million due to the delivery of four LR2 tanker newbuildings between September 2014 and June 2015,
•	an increase of $1.2 million due to the purchase of two Suezmax tankers in March 2015, and
•	an increase of $0.4 million due to the delivery of four MR tanker newbuildings between January and March 2014.

Interest income
	Six months ended June 30,
(in thousands of $)	2015	2014
Interest income	8	105

Interest income in the six months ended June 30, 2015 primarily comprises bank interest income. Interest income in the six months ended June 30, 2014 primarily comprises interest received on a loan to AGHL.
Interest expense
	Six months ended June 30,
(in thousands of $)	2015	2014
Interest expense	(6,023)	(4,081)

Interest expense increased in the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to:
•	a $1.0 million decrease in the capitalization of interest on newbuildings,
•	an increase of $0.9 million due to increased borrowings, and
•	an increase of $0.2 million on the amortization of deferred charges, primarily as a result of the increase in the $136.5 million loan facility to $466.5 million.
These factors were partially offset by a decrease of $0.4 million following the cancellation of newbuilding contract J0106 and repayment of the related debt.

Gain on sale of shares
	Six months ended June 30,
(in thousands of $)	2015	2014
Gain on sale of shares	—	16,850

Gain on sale of shares in the six months ended June 30, 2014 relates to the sale of 2,854,985 shares in AGHL in April 2014 for $57.1 million.

Share of results from associated companies
	Six months ended June 30,
(in thousands of $)	2015	2014
Share of results from associated companies	2,727	9,114

Share of results from associated companies in the six months ended June 30, 2015 relates to Frontline 2012's share of results of AGHL. Share of results from associated companies in the six months ended June 30, 2014 comprises (i) a gain of $5.9 million on the dilution of Frontline 2012's ownership in AGHL following a private placement by AGHL in April 2014, and (ii) $3.2 million for share of results of AGHL.
Impairment loss on shares
	Six months ended June 30,
(in thousands of $)	2015	2014
Impairment loss on shares	(1,138)	—

The impairment loss on shares in the six months ended June 30, 2015 relates to the shares held in Knightsbridge and was incurred in the period from March 31, 2015 (being the date of de-consolidation of Knightsbridge) and June 26, 2015 (being the date of Frontline 2012's stock dividend of Knightsbridge shares). The total impairment loss in this period was $41.7 million, of which $1.1 million was allocated to continuing operations and $40.6 million was allocated to discontinued operations based on the number of Knightsbridge shares that were dividended and retained. The impairment loss was recognized as it was determined that the loss was other than temporary in view of the significant fall in rates in the Baltic Dry Index.

Mark to market loss on derivatives
	Six months ended June 30,
(in thousands of $)	2015	2014
Mark to market loss on derivatives	(2,258)	(5,575)

The mark to market loss on derivatives in the six months ended June 30, 2015 and the six months ended June 30, 2014 relates to interest rate swap agreements.

Other non-operating items
	Six months ended June 30,
(in thousands of $)	2015	2014
Other non-operating items	(72)	(76)

Other non-operating items in the six months ended June 30, 2015 and the six months ended June 30, 2014 primarily relate to general bank charges and fees.

Net (loss) income from discontinued operations
	Six months ended June 30,
(in thousands of $)	2015	2014
Net (loss) income from discontinued operations	(131,006)	76,764

The net (loss) income from discontinued operations in the six months ended June 30, 2015 and the six months ended June 30, 2014 relates to the operations of Knightsbridge.

In June 2015, the Company paid a stock dividend consisting of 75.4 million Knightsbridge shares. This stock dividend was deemed to trigger discontinued operations presentation of the results of Knightsbridge as it represented a strategic shift that has a major effect on the Company's financial and operational results. The results of operations and balance sheet of Knightsbridge were included within the dry bulk segment in prior periods. See Note 4 to the interim financial statements for an analysis of the results from discontinued operations.

The loss in the six months ended June 30, 2015 primarily relates to:

•	a $62.5 million impairment loss on five vessels owned by Knightsbridge,
•	a $40.6 million impairment loss on the shares held in Knightsbridge,
•	a $14.9 million share of Knightsbridge's losses between March 31, 2015, being the date of de-consolidation of Knightsbridge and June 26, 2015 being the date of the stock dividend,
•	a net loss of $13.2 million for Knightsbridge in the period it was consolidated between January 1 and March 31, 2015.

The income in the six months ended June 30, 2014 comprises a gain of $74.8 million resulting from the sale of newbuilding contracts to Knightsbridge in April 2014, and (ii) Frontline 2012's share of results in Knightsbridge in the period from April to June 2014.

Net loss attributable to non-controlling interest
	Six months ended June 30,
(in thousands of $)	2015	2014
Net loss attributable to non-controlling interest	30,305	—

Net loss attributable to non-controlling interest relates to the non-controlling interest in the results of Knightsbridge.

Year ended December 31, 2014 compared with the year ended December 31, 2013
Total operating revenues and voyage expenses and commissions
			Change
(in thousands of $)	2014	2013	$	%
Time charter revenues	37,928	39,517	(1,589)	(4.0)
Voyage charter revenues	202,283	94,383	107,900	114.3
Other income	1,615	-	1,615	100.0
Total operating revenues	241,826	133,900	107,926	80.6

Voyage expenses and commissions	103,708	63,438	40,270	63.5

Time charter revenues decreased in 2014 as compared to 2013 primarily due to:
•	A decrease of $13.1 million due to the redelivery of two VLCCs in January 2014 and December 2013 from short term time charters.
•	A decrease of $1.3 million due to the redelivery of two MR product tankers in January 2014 and November 2013 from short term time charters.
These factors were partially offset by:
•	An increase of $7.4 million due to increased earnings on indexed linked time charters on two Suezmax tankers.
•	An increase of $5.5 million due to the delivery of four newbuilding MR product tankers between January and March 2014, which commenced trading on short term time charters.
Voyage charter revenues increased in 2014 as compared to 2013 primarily due to:
•	An increase of $30.9 million due to the delivery of four newbuilding MR product tankers between January and March 2014, which commenced trading on short term time charters in 2014 and subsequently traded in the spot market.
•	An increase of $30.0 million due to the redelivery of two VLCCs in January 2014 and December 2013 from short term time charters.
•	An increase of $22.2 million, net of a decrease of $4.2 million due to off-hire days, due to an increase in market rates in 2014.
•	An increase of $20.3 million due to the redelivery of two MR product tankers in January 2014 and November 2013 from short term time charters.
•	An increase of $3.3 million due to the delivery of one LR2 product tanker newbuilding, in September 2014, which commenced trading in the spot market.
The increase in other income in 2014 as compared to 2013 is primarily due to an increase in rebates earned for newbuildings.

Voyage expenses and commissions increased in 2014 as compared to 2013 primarily due to the following reasons:
•	The delivery of six MR product tankers between September 2013 and March 2014 and one LR2 product tanker in September 2014 resulting in an increase of $25.8 million.
•	An increase of $16.2 million due to the redelivery of two VLCCs in January 2014 and December 2013 from short term time charters.
These factors were partially offset by a decrease of $1.7 million primarily due to lower bunker costs.
Gain on cancellation and sale of newbuilding contracts
			Change
(in thousands of $)	2014	2013	$	%
Gain on cancellation and sale of newbuilding contracts	68,989	57,271	11,718	20.5

The gain on cancellation and sale of newbuilding contracts in 2014 comprises gains (i) $35.9 million in connection with the cancellation of hull J0025 at Jinhaiwan, ( ii ) $28.9 million in connection with the cancellation of hull J0028 at Jinhaiwan, ( iii ) $2.2 million in connection with the cancellation of hull D2172 at STX Dalian, and ( iv ) $2.0 million in connection with the cancellation of hull D2173 at STX Dalian.
In 2013, Frontline 2012 recorded gains of $30.3 million and $27.0 million, respectively, in connection with the cancellation of hulls J0026 and J0027, respectively, at Jinhaiwan.
Ship operating expenses
			Change
(in thousands of $)	2014	2013	$	%
VLCC	24,652	20,207	4,445	22.0
Suezmax	12,697	11,877	820	6.9
LR2	585	-	585	100.0
MR	11,673	899	10,774	1,198.4

Total ship operating expenses	49,607	32,983	16,624	50.4

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

VLCC operating costs increased in 2014 as compared to 2013 primarily due a $4.9 million increase in dry docking costs (four vessels were dry docked in 2014 compared to one vessel in 2013) .

Suezmax operating costs increased in 2014 as compared to 2013 primarily due a $1.0 million increase in dry docking costs (one vessel was dry docked in 2014 compared to none in 2013).

LR2 product tanker operating costs increased by $0.7 million due to the delivery of one vessel from shipyard in September 2014.

MR product tanker operating costs increased by $11.5 million due to the delivery of six newbuilding vessels from the shipyard between September 2013 and March 2014.

Administrative expenses
			Change
(in thousands of $)	2014	2013	$	%
Administrative expenses	4,943	3,851	1,092	28.4

Administrative expenses increased in 2014 as compared to 2013 primarily due to:
•	An increase of $0.7 million due to additional recharges from Frontline following the growth of Frontline 2012's fleet in 2014.
•	An increase of $0.4 million due to an increase in transactional and other related administrative expenses due to the growth of Frontline 2012.
Depreciation
			Change
(in thousands of $)	2014	2013	$	%
Depreciation	31,845	25,144	6,701	26.7

Depreciation expense increased by $6.7 million in 2014 as compared to 2013 primarily due to the delivery of six MR product tankers between November 2013 and March 2014, plus one LR2 product tanker in November 2014.

Interest income
			Change
(in thousands of $)	2014	2013	$	%
Interest income	118	29	89	306.9

Interest income 2014 and 2013 relates solely to interest received on bank deposits.

Interest expense
			Change
(in thousands of $)	2014	2013	$	%
Interest expense	(7,421)	(12,044)	4,623	38.4

Interest expense decreased in 2014 as compared to 2013 primarily due to :
•	A decrease of $5.8 million due to lower levels of debt throughout 2014 as a result of loan repayments.
•	A decrease in the amortization of deferred charges primarily due to the fact that the $5.0 million fee paid to Hemen for its assistance in the financing of the pre- and post-delivery funding requirements for five VLCC newbuilding contracts purchased from Frontline was fully amortized in 2013 following the cancellation of the newbuilding contracts. This reduced the amortization charge by $1.4 million in 2014.
•	A decrease of $0.6 million due to increased capitalization of interest on newbuildings.
This was partially offset by a $3.2 million increase as a result of additional financing secured on newly delivered vessels.
Gain on sale of shares
			Change
(in thousands of $)	2014	2013	$	%
Gain on sale of shares	16,850	-	16,850	100.0

The gain on sale of shares resulted from the disposal of 2,854,985 AGHL shares in April 2014.
Share of results from associated companies
			Change
(in thousands of $)	2014	2013	$	%
Share of results from associated companies and gain on equity interest	16,064	8,783	7,281	82.9

In 2014, Frontline 2012 recognized earnings of $10.1 million from its investment in AGHL  and a gain of $5.9 million on dilution of its ownership in AGHL following a private placement in April 2014, in which Frontline 2012 did not participate.
In 2013, Frontline 2012 recognized earnings of $2.3 million from its investment in AGHL  and a gain of $6.5 million on dilution of its ownership in AGHL following a private placement in November 2013, in which Frontline 2012 did not participate.

Mark to market (loss) gain on derivatives
			Change
(in thousands of $)	2014	2013	$	%
Mark to market (loss) gain on derivatives	(8,779)	7,083	(15,862)	(223.9)

Mark to market of derivatives relate to a loss on interest rate swap agreements in 2014 of $8.8 million compared to a gain of $7.1 million in 2013.
Other non-operating expenses
			Change
(in thousands of $)	2014	2013	$	%
Other non-operating expenses	(148)	(101)	(47)	(46.5)
Other non-operating expenses relate primarily to bank fees and other financial expenses.
Net loss from discontinued operations
			Change
(in thousands of $)	2014	2013	$	%
Net loss from discontinued operations	(51,159)	-	(51,159)	100.0

Net loss from discontinued operations relates to the operations of Knightsbridge, which are classified as discontinued operations following the stock dividend of 75.4 million Knightsbridge shares in June 2015. The loss in 2014 primarily relates to (i) a $149.5 million goodwill impairment loss following Frontline 2012's impairment assessment at December 31, 2014, which was triggered by the significant fall in rates per the Baltic Dry Index and the significant fall in Knightsbridge's share price in the fourth quarter, and (ii) $1.0 million of operating losses of Knightsbridge, net of finance costs, in the period it was consolidated between September and December 2014. These items were partially offset by (i) a $74.8 million gain on sale of newbuilding contracts to Knightsbridge in April 2014, (ii) a gain of $24.4 million arising on the revaluation of the investment in Knightsbridge upon the commencement of consolidation, and (iii) a $0.3 million share of results of Knightsbridge when equity accounted for between April and September 2014.

Net loss attributable to non-controlling interest
			Change
(in thousands of $)	2014	2013	$	%
Net loss attributable to non-controlling interest	63,214	-	63,214	100.0

Net loss attributable to non-controlling interest relates to the non-controlling interest in the results of Knightsbridge.

Year ended December 31, 2013 compared with the year ended December 31, 2012
Total operating revenues and voyage expenses and commissions
			Change
(in thousands of $)	2013	2012	$	%
Time charter revenues	39,517	41,901	(2,384)	(5.7)
Voyage charter revenues	94,383	98,948	(4,565)	(4.6)
Total operating revenues	133,900	140,849	(6,949)	(4.9)

Voyage expenses and commissions	63,438	58,440	4,998	8.6

Total operating revenues in 2013 and 2012 do not include any revenues from the dry bulk segment.
Time charter revenues decreased in 2013 as compared to 2012 primarily due to:
•	A decrease of $8.7 million due to the termination of the time charters on two Suezmax tankers in December 2012.
•	A decrease of $0.7 million due to lower earnings on index linked time charters
•	A decrease of $0.4 million due to the redelivery of one VLCC from time charter in December 2014
These factors were partially offset by:
•	An increase of $5.6 million due to one VLCC commencing a short term time charter in April 2013.
•	An increase of $1.8 million due to the delivery of two MR product tankers, which commenced short term time charters in September and December 2013.
Voyage charter revenues decreased in 2013 as compared to 2012 primarily due to the following reasons:
•	A decrease of $17.8 million due to the delivery of one VLCC on to short term time charter in March 2013.
•	A decrease of $15.3 million due to lower market rates.
These factors were partially offset by:
•	An increase of $25.5 million due to the redelivery of two Suezmax tankers from time charters at the end of 2012.
•	An increase of $1.9 million due to the redelivery of one MR product tanker from short term time charter in November 2013.
•	An increase of $1.2 million due to the redelivery of one VLCC from time charter in December 2013.
Voyage expenses and commissions increased in 2013 as compared to 2012 primarily due to the following reasons:
•	An increase of $17.4 million due to the redelivery of two Suezmax tankers from time charters at the end of 2012.
•	An increase of $1.1 million due to the redelivery of one MR product tanker from short term time charter in November 2013.
•	An increase of $0.3 million due to the redelivery of one VLCC from time charter in December 2013.

These factors were partially offset by:
•	A decrease of $9.4 million due to the delivery of one VLCC on to short term time charter in March 2013.
•	A decrease of $4.5 million due to lower bunker costs and commissions.
Gain on cancellation and sale of newbuilding contracts

			Change
(in thousands of $)	2013	2012	$	%
Gain on cancellation and sale of newbuilding contracts	57,271	-	57,271	100.0
In 2013, Frontline 2012 recorded gains of $30.3 million and $27.0 million, respectively, in connection with the cancellation of hulls J0026 and J0027, respectively, at Jinhaiwan.
Ship operating expenses
			Change
(in thousands of $)	2013	2012	$	%
VLCC	20,207	17,666	2,541	14.3
Suezmax	11,877	10,980	897	8.2
MR	899	-	899	100.0
Total ship operating expenses	32,983	28,646	4,327	15.1
Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.
VLCC operating expenses increased in 2013 as compared to 2012 primarily due to a $2.2 million increase in drydocking costs (one vessel was dry docked in 2013 compared to none in 2012) and an increase of $0.8 million due to a general increases in other operating expenses. This was partially offset by a $0.5 million settlement received from a claim in October 2013.
Suezmax operating expenses increased in 2013 as compared to 2012 primarily due a $0.9 million general increase in operating expenses.
MR product tanker operating expenses increased by $0.9 million due to the delivery of two newbuilding vessels in September and December 2013.
Administrative expenses
			Change
(in thousands of $)	2013	2012	$	%
Administrative expenses	3,851	3,347	504	15.1

Administrative expenses increased in 2013 as compared to 2012 primarily due additional company and professional fees resulting from the growth of Frontline 2012.
Depreciation
			Change
(in thousands of $)	2013	2012	$	%
Depreciation	25,144	24,743	401	1.6
Depreciation expense increased in 2013 as compared to 2012 primarily due to the delivery of two newbuilding vessels in September 2013 and December 2013.
Interest income
			Change
(in thousands of $)	2013	2012	$	%
Interest income	29	198	(169)	(85.4)
Interest income 2013 and 2012 relates solely to interest received on bank deposits.

Interest expense
			Change
(in thousands of $)	2013	2012	$	%
Interest expense	(12,044)	(17,504)	(5,460)	(31.2)

Interest expense decreased in 2013 as compared to 2012 primarily due:
•	A decrease of $0.7 million due to lower levels of debt throughout 2013 as a result of loan repayments.
•	A decrease in the amortization of deferred charges primarily due to the fact that the $5.0 million fee paid to the Hemen Shareholder for its assistance in the financing of the pre- and post-delivery funding requirements for five VLCC newbuilding contracts purchased from Frontline was fully amortized in 2013 following the cancellation of the newbuilding contracts. This reduced the amortization charge by $1.7 million in 2013.
•	A decrease of $3.0 million due to increased capitalization of interest on newbuildings.
Share of results from associated companies and gain on equity interest
			Change
(in thousands of $)	2013	2012	$	%
Share of results from associated companies and gain on equity interest	8,783	-	8,783	100.0
In 2013, Frontline 2012 recognized earnings of $2.3million from its investment in AGHL, along with a further gain of $6.5 million on dilution of its ownership in AGHL following a private placement in November 2013, in which Frontline 2012 did not participate.
Mark to market gain on derivatives
			Change
(in thousands of $)	2013	2012	$	%
Market to market gain on derivatives	7,083	-	7,083	100.0
The mark to market gain on derivatives of $7.1 million in 2013 relates to interest rate swap agreements.
Other non-operating expenses
			Change
(in thousands of $)	2012	2013	$	%
Other non-operating expenses	(101)	(317)	216	68.1

Other non-operating expenses relate primarily to bank fees and other financial expenses.

Recent Accounting Pronouncements

Accounting Standards Update No. 2014-08-Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in this Update change the requirements for reporting discontinued operations in Subtopic 205-20. Under the amendments in this Update only those disposals of components of an entity that represent a strategic shift that has (or will have) a major effect on an entity's operations and financial results will be reported as discontinued operations in the financial statements. The Amendments in this Update will become effective for Frontline 2012 for 2015 and interim periods within 2015. Frontline 2012 commenced discontinued operations presentation of its results of operations relating to Knightsbridge in the second quarter of 2015.

Accounting Standards Update No. 2014-09-Revenue from Contracts with Customers (Topic 606). The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. To meet those objectives, the FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for Frontline 2012 for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted for periods beginning after December 15, 2016. Frontline 2012 is currently considering the impact of these amendments on its consolidated financial statements.
Accounting Standards Update No. 2014-15-Presentation of Financial Statements-Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Frontline 2012 is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2015-02-Consolidation (Topic 810). The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to re-evaluation under the revised consolidation model. Specifically, the amendments (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. The amendments in this Update are effective for Frontline 2012 for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Frontline 2012 is currently considering the impact of these amendments on its consolidated financial statements.
Accounting Standards Update No. 2015-03 Interest-Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs. This Update was issued as part of an initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. The amendments in this Update will affect Frontline 2012 for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Frontline 2012 had debt issuance costs of $ 4.8 million at December 31, 2014, which will be required to be presented as a deduction from the carrying amount of its debt.
Accounting Standards Update No. 2015-11-Inventory (Topic 330)-Simplifying the Measurement of Inventory. The FASB issued this Update as part of its Simplification Initiative. The amendments in this Update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in IFRS. The amendments in this Update will affect Frontline 2012 for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Frontline 2012 is currently considering the impact of these amendments on its consolidated financial statements.
Accounting Standards Update 2015-14 Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date. On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) for which the effective date for Frontline 2012 was for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year.

Accounting Standards Update 2015-15 Interest-Imputation of Interest (Subtopic 835-30) Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015. This Update made certain amendments to Subtopic 835-30 concerning Interest-Imputation of Interest and Other Presentation Matters. The amendments in this Update will affect Frontline 2012 for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.
Liquidity and Capital Resources

Liquidity

Frontline 2012 operates in a capital intensive industry and has historically financed its purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Frontline 2012's ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of its vessels in the market. Historically, market rates for charters of its vessels have been volatile. Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. Frontline 2012 expects continued volatility in market rates for its vessels in the foreseeable future with a consequent effect on its short and medium term liquidity.
Frontline 2012's funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for its requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian Kroner and Singapore dollars.
Frontline 2012's short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
Frontline 2012's medium and long-term liquidity requirements include payment of newbuilding installments, funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for Frontline 2012's medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Net cash provided by operating activities in the year ended December 31,  2014 was $ 58.6 million compared with $22.9 million in the year ended December 31,  2013. Net cash provided by operating activities in the six months ended June 30, 2015 was $88.1 million compared with $37.2 million in the six months ended June 30, 2014. Frontline 2012's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average time charter equivalent, or TCE, rates earned by Frontline 2012's vessels in periods subsequent to December 31, 2014, compared with the actual TCE rates achieved during 2014 and for the six months ended June 30, 2015, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.   As of June 30, 2015, Frontline 2012 estimates average total cash cost breakeven rates for the remainder of 2015 on a TCE basis for VLCCs, Suezmax tankers, MR product tankers and LR2 tankers of approximately $24,000 , $19,100 , $13,400 and $13,700, respectively. These are the daily rates Frontline 2012's vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs in the remainder of 2015. These rates do not take into account capital expenditures.
As of December 31, 2014, 2013 and 2012 and June 30, 2015 , Frontline 2012 had cash and cash equivalents of $ 235.8 million, $347.7 million, $132.7 million and $168.0 million , respectively. As of December 31, 2014, 2013 and 2012 and June 30, 2015 , Frontline 2012 had restricted cash balances of $35.8 million, nil, nil and $14.7 million , respectively. In January 2014, Frontline 2012 received $139.2 million from AGHL, an equity method investee. This was in connection with the agreed sale of eight VLGC newbuildings to AGHL immediately following their delivery to Frontline 2012 from the yard. This restricted cash is to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and also includes a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. Four of the newbuildings were delivered to AGHL in the six months ended June 30, 2015 and $21.1 million was transferred to cash and cash equivalents. The restricted cash balance as of June 30, 2015 will be transferred to cash and cash equivalents when the newbuildings are delivered. As of December 31, 2014, $103.4 million has been used for the payment of related newbuilding instalments and the balance of $35.8 million is recorded as short term restricted cash.
In 2012 and 2013, Frontline 2012 cancelled all of its five newbuilding contracts at Jinhaiwan ship yard, which were acquired from Frontline in December 2011, and has received an aggregate refund of $321.0 million in respect of installments paid on these five contracts and accrued interest. $144.6 million was received in 2013 and $151.7 was received in 2014 of which, $89.8 million was used to repay debt. $24.7 million was received in 2015. Frontline 2012 has no outstanding claims from Jinhaiwan.
 Frontline 2012 has cancelled all six of its MR tanker newbuilding contracts at STX Dalian. $22.1 million was received in 2014 in respect of installments paid on two of these contracts and accrued interest and an aggregate refund of $22.2 million was received in 2015 in respect of three contracts. Frontline 2012 has an outstanding claim of $11.5 million against STX Dalian in respect of the remaining contract.
As of June 30, 2015, the remaining commitments for Frontline 2012's 22 newbuilding contracts, which excludes the newbuildings agreed to be sold and MR tankers and Capesize newbuilding contracts with STX Dalian and STX Korea, amounted to $1,169.2 million with expected payments of $ 376.6 million due in less than one year and $792.5 million due in one to three years . As of June 30, 2015, Frontline 2012 had obtained commitments for $198 million of debt financing for six newbuilding vessels, which have outstanding commitments of $109.0 million and $108.2 million in 2015 and 2016, respectively. Frontline 2012 intends to finance the remaining 16 newbuilding vessels to be delivered in the period between the second half of 2016 and the end of 2017 with a combination of proceeds from debt and cash on hand. There can be no assurance that Frontline 2012 will be able to obtain such financings on a timely basis or on terms it deems reasonable or acceptable. If such financing is not available when Frontline 2012 capital commitments are due, it may be unable to meet such obligations and finance its other and future obligations.
Frontline 2012 believes that cash on hand, internally generated cash flow and borrowings under its credit facilities will be sufficient to fund its working capital for, at least, the 12 months from June 30, 2015 .
On July 1, 2015, Frontline, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of Frontline, and Frontline 2012 entered into an agreement and plan of merger, or the Merger Agreement, pursuant to which Frontline Acquisition and Frontline 2012 agreed to enter into a merger transaction, with Frontline 2012 as the surviving legal entity, or the Surviving Company, and thus becoming a wholly-owned subsidiary of Frontline. Subsequent to the merger, the Surviving Company is expected to merge into Frontline, or the Combined Company, which will retain Frontline's name. After the merger is completed the Combined Company expects to become one of the world's leading tanker companies. Pursuant to the Merger Agreement, one share in Frontline 2012 will give the holder the right to receive 2.55 shares in Frontline. The exchange ratio is based on June 30, 2015 net asset value broker estimates for Frontline and Frontline 2012. Frontline is expected to issue a total of approximately 584 million shares to shareholders in Frontline 2012 following cancellation of treasury shares held by Frontline 2012 and Frontline 2012's shares held by Frontline (subject to rounding for fractional shares). Completion of the merger is subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals. The merger is also subject to approval by the shareholders of Frontline and Frontline 2012 in special general meetings expected to be held in the fourth quarter of 2015 and the merger is expected to close as soon as possible thereafter. Following completion of the merger, Frontline will (subject to rounding for any fractional shares) have approximately 782 million shares outstanding. This transaction will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Frontline 2012 selected as the accounting acquirer under this guidance.
Equity Issues
In January 2013, Frontline 2012 issued 59.0 million new ordinary shares of $2.00 par value at a subscription price of $5.25 and in September 2013, Frontline 2012 issued 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. These share issuances generated net proceeds of $527.8 million.
Between March and August 2014, Frontline 2012 acquired 6,792,117 of its own shares at an average price of $7.42 per share for total consideration of $50.4 million. These shares are recorded as treasury shares.
Borrowing Activities
$420.0 million term loan facility
This loan facility was assumed by Frontline 2012 in December 2011 when it acquired the assets from Frontline. This facility bears interest at LIBOR plus a margin. In February 2014, Frontline 2012 agreed with the banks to amend various covenants and restrictions and made a voluntary prepayment of $67.6 million. Repayments are made on a semi-annual basis, each in an amount $9.4 million, with a balloon payment on the final maturity date in October 2017. As of June 30, 2015, Frontline 2012 had $181.4 million of outstanding borrowings under this facility and no available, undrawn amount.

$146.4 million term loan facility
This loan facility was assumed by Frontline 2012 in December 2011when it acquired the assets from Frontline.  This facility bears interest at LIBOR plus a margin. In February 2014, Frontline 2012 agreed with the banks to amend various covenants and restrictions and made a voluntary prepayment of $22.8 million. Repayments are made on a quarterly basis, each in an amount $1.9 million, with a balloon payment on the final maturity date in August 2020. As of June 30, 2015, Frontline 2012 had $78.8 million of outstanding borrowings under this facility and no available, undrawn amount.
$200.0 million term loan facility
This loan facility was assumed by Frontline 2012 in December 2011when it acquired the assets from Frontline.  This facility bears interest at LIBOR plus a margin and originally matured in July 2015. In February 2014, an amendment to initial loan agreement was made whereby the loan maturity date was changed to July 2016 and Frontline 2012 agreed with the banks to amend various covenants and restrictions and made a voluntary prepayment of $21.4 million. Repayments are made on a quarterly basis, each in an amount $1.7 million, with a balloon payment on the final maturity date in July 2016. As of June 30, 2015, Frontline 2012 had $137.7 million of outstanding borrowings under this facility and no available, undrawn amount.
$147.0 million term loan facility
This loan facility was assumed by Frontline 2012 in December 2011when it acquired the assets from Frontline and relates to two of the five newbuilding contracts (hulls J0025 and J0026) that were acquired. This facility bore interest at LIBOR plus a margin. The newbuilding contract for hull J0026 was cancelled in January 2013, and the debt related to this newbuilding contract of $44.9 million was repaid in 2013. The newbuilding contract for J0025 was cancelled in September 2012, and the remaining debt of $44.9 million was repaid in April 2014 following the receipt of $99.3 million from the refund guarantee bank.
$466.5 million term loan facility
In July 2013, Frontline 2012 entered into a $136.5 million term loan facility, which was to be used to partially fund the six MR product tankers. This facility had an original maturity date of November 2018. This facility bore interest at LIBOR plus a margin and commitment fee on the undrawn facility. Repayments were to be made on a quarterly basis, in an amount $2.350 million, with a balloon payment on the final maturity date in November 2018. During 2013, $45.5 million was drawn down on delivery of two of the MR product tankers. During December 2014, the facility was increased to $466.5 million such that a further ten tranches of $33.0 million, each for a LR2 vessel, could be drawn down. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each LR2 tanker with a balloon payment on the final maturity date in April 2021. During 2014, $124.0 million was drawn down on delivery of four of the MR product tankers and one LR2 tanker. Frontline 2012 drew down three tranches of $33.0 million each to part finance the second, third and fourth LR2 newbuildings delivered in January, March and June 2015, respectively. As of June 30, 2015, Frontline 2012 had $255.9 million of outstanding borrowings under this facility and the available, undrawn amount was $198 million.
$60.6 million term loan facility
In March 2015, Frontline 2012 entered into, and fully drew down, a $60.6 million term loan facility in order to part finance the purchase of two Suezmax tankers, Front Balder (ex Roxen Star) and Front Brage (ex Chapter Genta). This facility has a maturity date of March 2021 and bears interest of LIBOR plus a margin of 1.80%. Repayments are to be made on a quarterly basis, in an amount $0.9 million, with a balloon payment on the final maturity date.
Frontline 2012's loan agreements contain loan-to-value clauses, which could require it to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. With regards to free cash, Frontline 2012 has covenanted to retain at least $28.1 million of cash and cash equivalents at December 31, 2014 (2013: $26.8 million). Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, Frontline 2012 might not have sufficient funds or other resources to satisfy its obligations. Frontline 2012 was in compliance with all of the financial covenants contained in its loan agreements as of June 30, 2015.
Research and Development, Patents and Licenses, etc.
Frontline 2012 does not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.
Off-Balance Sheet Arrangements
One vessel was on a fixed rate time charter at June 30, 2015 (December 31, 2014: one). Six vessels were on index linked time charters at June 30, 2015 (December 31, 2014: five). All leases are classified as operating leases.

Tabular Disclosure of Contractual Obligations
At June 30, 2015, Frontline 2012 had the following contractual obligations and commitments:
	Payment due by period
(in thousands of $)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Bank debt (1)	653,775	52,882	288,199	71,043	241,651
Newbuilding instalments	1,169,167	376,645	792,522	-	-
Operating leases	27,203	27,000	203	-	-
Total contractual cash obligations	1,850,145	456,527	1,080,924	71,043	241,651

(1)	All of Frontline 2012's loan facilities are at floating interest rates based on LIBOR plus a margin and Frontline 2012 has entered into various interest rate swaps. While these swaps are associated with one loan facility, hedge accounting is not being followed. The amounts included above do not include interest payments.
Qualitative and Quantitative Disclosure about Market Risk
Interest Rate Risk
Frontline 2012 is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require Frontline 2012 to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. Frontline 2012 uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. Frontline 2012 is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
As of June 30, 2015, all of Frontline 2012's outstanding debt was at variable interest rates and the outstanding debt, net of the amount subject to interest rate swap agreements, was $419.6 million.  Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $0.4 million, excluding the effects of capitalization of interest.
Currency Risk
The majority of Frontline 2012's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in Norwegian Kroner or Singapore Dollars and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.
Inflation
Inflation has only a moderate effect on Frontline 2012's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.
Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. As of June 30, 2015, Frontline 2012 had borrowed $255.9 million (December 31, 2014: $162.5 million) in this respect. Frontline 2012 recorded a mark to market loss on these interest swaps of $2.7 million in the six months ended June 30, 2015 (2014 full year: loss of $8.8 million).

RELATED PARTY TRANSACTIONS
Set forth below are related party transactions of Frontline 2012 and Frontline. The following should be read in conjunction with the other information in this joint proxy statement/prospectus and the information incorporated by reference into this joint proxy statement/prospectus.
The Relationship with the Hemen Related Companies
Frontline has or had contractual relationships with the following related parties: Frontline 2012, Ship Finance International Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited, or Arcadia, Deep Sea Supply Plc, or Deep Sea, Archer Limited, Farahead Holdings Limited, or Farahead, Seatankers Management Co. Ltd, North Atlantic Drilling Ltd, CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited.
Frontline 2012 has or had contractual relationships with the following related parties: Frontline and its subsidiaries (Frontline Management (Bermuda) Ltd, ICB Shipping (Bermuda) Ltd and Seateam Management Pte Ltd) and Ship Finance International Limited. The Hemen Shareholder is a principal shareholder for all of the companies listed above. In addition, in November 2014, Highlander Tankers AS, or Highlander Tankers, a post fixture manager for the Frontline 2012 became a related party of both Frontline and Frontline 2012 as Robert Hvide Macleod, the owner and director of Highlander Tankers, was appointed the Chief Executive Officer of Frontline Management AS. None of Frontline, Frontline 2012 or the Combined Company can provide assurance that it will realize any benefits from its relationship with the Hemen Related Companies. Also, members of the Frontline Board and the Frontline 2012 Board may face conflicts of interest due to their relationship with other Hemen Related Companies and this may result in conflicts that could be resolved in a manner that is adverse to Frontline, Frontline 2012 or the Combined Company. See the risk factor entitled "Some of the directors of the Frontline Board and the Frontline 2012 Board are affiliated with other Hemen Related Companies, which could result in conflicts of interest that may not be resolved in our favor."
Related Party Transactions of Frontline
The majority of Frontline's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of Frontline's earnings on these vessels under a Charter Ancillary Agreement. This profit share was increased from 20% to 25% with effect from January 1, 2012. A summary of leasing transactions with Ship Finance during the years ended December 31, 2014, 2013 and 2012 is as follows:

(in thousands of $)	2014	2013	2012
Charter hire paid (principal and interest): continuing operations	123,225	150,891	161,840
Charter hire paid (principal and interest): discontinued operations	—	434	14,492
Lease termination fees (expense) income: continuing operations	—	(5,204)	22,766
Lease termination fees expense: discontinued operations	—	—	(24,543)
Contingent rental expense: continuing operations	32,663	—	20,020
Contingent rental expense: discontinued operations	—	—	32,156
Remaining lease obligation	593,998	726,717	875,670

A summary of net amounts earned (incurred) from related parties, excluding the Ship Finance lease related balances above, for the years ended December 31, 2014, 2013 and 2012 are as follows:

(in thousands of $)	2014	2013	2012
Seatankers Management Co. Ltd	2,320	1,416	1,009
Golar LNG Limited	1,631	2,119	1,820
Ship Finance International Limited	6,281	5,094	4,261
Golden Ocean Group Limited	5,393	3,166	5,566
Bryggegata AS	(2,013)	(1,982)	(1,455)
Arcadia Petroleum Limited	646	7,962	5,423
Seadrill Limited	2,348	1,475	2,574
Archer Limited	466	410	390
Deep Sea Supply Plc	149	69	41
Aktiv Kapital ASA	—	40	21
Orion Tankers Ltd	—	—	343
Frontline 2012 Ltd	10,102	7,410	(4,004)
North Atlantic Drilling Ltd	1,128	60	—
CalPetro Tankers (Bahamas I) Limited	80	54	51
CalPetro Tankers (Bahamas II) Limited	80	54	51
CalPetro Tankers (IOM) Limited	80	54	51
Windsor group	287	—	—
Knightsbridge Shipping Limited	2,341	—	—

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space. In addition, Frontline chartered in two vessels from Frontline 2012 on floating rate time charters during 2012 under which the charter hire expense was equal to the time charter equivalent earnings of the vessels. Both charters were terminated in December 2012.

A summary of short term balances due from related parties as at December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
Receivables
Ship Finance International Limited	3,444	2,272
Seatankers Management Co. Ltd	320	394
Archer Ltd	100	8
Golar LNG Limited	—	942
Northern Offshore Ltd	13	13
Golden Ocean Group Limited	1,490	1,219
Seadrill Limited	557	1,478
Frontline 2012 Ltd	3,672	2,860
CalPetro Tankers (Bahamas I) Limited	—	14
CalPetro Tankers (Bahamas II) Limited	—	14
CalPetro Tankers (IOM) Limited	—	14
Deep Sea Supply Plc	61	4
Aktiv Kapital Ltd	—	6
Arcadia Petroleum Limited	124	174
North Atlantic Drilling Ltd	817	75
Knightsbridge Shipping Limited	2,039	—
	12,637	9,487
A summary of short term balances due to related parties as at December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
Payables
Ship Finance International Limited	(45,244)	(8,528)
Seatankers Management Co. Ltd	(343)	(506)
Golar LNG Limited	—	(155)
Golden Ocean Group Limited	(914)	(1,047)
Frontline 2012 Ltd	(3,048)	(1,183)
Knightsbridge Shipping Limited	(320)	—
Windsor group	(5,844)	—
	(55,713)	(11,419)

Receivables and payables with related parties comprise unpaid management, technical advisory, newbuilding supervision and technical management, administrative service and rental charges and charter hire payments. In addition, certain payables and receivables arise when Frontline pays an invoice, or receives a supplier rebate, on behalf of a related party and vice versa. The payable with Ship Finance at December 31, 2014 includes unpaid contingent rental expense. Receivables and payables with related parties are generally settled quarterly in arrears with the exception of profit share due to Ship Finance which is settled annually.

The long term related party balance is due to Ship Finance and is the remaining termination fee payable for Front Champion, Golden Victory, Front Commerce, Front Comanche and Front Opalia the balance is being repaid using similar repayment terms to the original lease and incurs interest at 7.250%. Interest expense of $5.9 million has been recorded in 2014.

In July 2014, Frontline agreed with Ship Finance to terminate the long term charter parties for the 1999 VLCCs Front Commerce, Front Comanche and Front Opalia with Ship Finance simultaneously selling the vessels to unrelated third parties. The charter parties were terminated in November 2014 upon the redelivery of the vessels to Ship Finance. Frontline recorded an impairment loss of $85.3 million in the third quarter of 2014 and a net gain of $40.4 million in the fourth quarter of 2014 on the termination of these leases. Frontline agreed to a compensation payment to Ship Finance of $58.8 million for the early termination of the charter parties, of which $10.5 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations. The long term related party balance at December 31, 2014 is as follows:

(in thousands of $)
7.254% loan note payable due 2021 and 2022	78,616
7.25% loan note payable due 2022 and 2023	48,385
Loan note repayments	(6,018)
Total loan note	120,983
Less: current portion of loan note (included in short term related party balance)	(11,031)
109,952

The note balance at December 31, 2014 is repayable as follows:

(in thousands of $)
Year ending December 31,
2015	11,031
2016	14,070
2017	15,107
2018	16,197
2019	17,366
Thereafter	47,212
120,983

Frontline transacts business with the following related parties, being companies in which the Hemen Related Companies have a significant interest: Ship Finance International Limited, Northern Offshore Ltd, Seadrill Limited, Bryggegata AS, Golden Ocean Group Limited, Arcadia Petroleum Limited, or Arcadia, Deep Sea Supply Plc, or Deep Sea, Archer Limited, Farahead Holdings Limited, or Farahead, Seatankers Management Co. Ltd, North Atlantic Drilling Ltd, Frontline 2012 Ltd, CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited, and CalPetro Tankers (IOM) Limited . Frontline 2012 Ltd was equity accounted for during the full period. CalPetro Tankers (Bahamas I) Limited, CalPetro Tankers (Bahamas II) Limited and CalPetro Tankers (IOM) Limited were equity accounted up to October 1, 2014 and consolidated from that date. Golar LNG Limited ceased to be a related party in September 2014.

On July 15, 2014, several of the subsidiaries and related entities in the Windsor group, which owned four VLCCs, filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court in Wilmington, Delaware. Frontline had been consolidating the Windsor group under the variable interest entity model and de-consolidated the group on July 15, 2014 as it lost control of the group as a consequence of the Chapter 11 filing. The Windsor group emerged from Chapter 11 in January 2015 at which time all of the debt in the Windsor group was converted into equity and ownership was transferred to the then current bondholders.

Frontline earned freights on chartering vessels to Arcadia in the year ended December 31, 2013 of $7.5 million.

In January 2013, Frontline received termination payments from Ship Finance in the aggregate amount of $7.8 million in respect of the lease terminations for Titan Aries (now renamed Edinburgh) and recorded a gain on $7.6 million in the first quarter of 2013.

In January 2013, Frontline paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, Frontline's ownership in Frontline 2012 was reduced from 7.9% to 6.3%. Frontline recognized a gain on the dilution of its ownership of $5.2 million in the first quarter of 2013.

In February 2013, Frontline agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and the charter party terminated on February 15, 2013. Frontline made a compensation payment to Ship Finance of $2.1 million in March 2013 for the early termination of the charter and recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. Frontline did not buy any of the shares and its ownership decreased from 6.3% to 5.4%. Frontline recognized a gain on the dilution of its ownership of $4.7 million in the third quarter of 2013.

In October 2013, Frontline 2012 paid a stock dividend of one share in Avance Gas for every 124.55 shares held in Frontline 2012. Frontline received 108,069 shares valued at $1.3 million, which was credited against the investment and recorded as a marketable security in the fourth quarter of 2013.

In October 2013, Frontline agreed with Ship Finance, to terminate the long term charter parties for the VLCCs Front Champion and Golden Victory, and Ship Finance simultaneously sold the vessels to unrelated third parties. The charter parties were terminated in November 2013 upon the redelivery of the vessels to Ship Finance. Frontline recorded an impairment loss of $88.1 million in 2013 and a net gain of $13.8 million in the fourth quarter of 2013 on the termination of these leases. Frontline agreed to a compensation payment to Ship Finance of $89.9 million for the early termination of the charter parties, of which $10.9 million was paid upon termination and the balance was recorded as notes payable, with similar amortization profiles to the current lease obligations, with reduced rates until 2015 and full rates from 2016. Front Champion and Golden Victory had the highest charter rates among the vessels chartered in from Ship Finance and the level of compensation is a reflection of this.

In 2012, Frontline received termination payments from Ship Finance in the aggregate amount of $22.2 million in respect of the lease terminations for Titan Orion (ex-Front Duke) and Ticen Ocean (now renamed Front Lady). Frontline made lease termination payments to Ship Finance in 2012 in the aggregate amount of $32.6 million in respect of the lease terminations for the OBO vessels Front Striver, Front Rider, Front Climber, Front Viewer and Front Guider which have been included in discontinued operations.

In May 2012, Frontline paid $13.3 million for 3,546,000 shares in a private placement by Frontline 2012 of 56 million new ordinary shares at a subscription price of $3.75 per share. Following the private placement, Frontline's ownership in Frontline 2012 was reduced from 8.8% to 7.9%. Frontline recognized a gain on the dilution of its ownership of $0.7 million in the second quarter of 2012.

Related Party Transactions of Frontline 2012

Frontline 2012 transacts business with the following related parties, being companies in which the Hemen Related Companies have a significant interest: Frontline Ltd. and its subsidiaries (Frontline Management (Bermuda) Ltd, ICB Shipping (Bermuda) Ltd and Seateam Management Pte Ltd) and Ship Finance. In November 2014, Highlander Tankers AS, or Highlander Tankers, post fixture managers for the Company became a related party as Robert Hvide Macleod, the owner and director of Highlander Tankers, was appointed the Chief Executive Officer of Frontline Management AS.

The Hemen Shareholder Transactions

In December 2011, Frontline 2012 paid $5.0 million to the Hemen Shareholder for its assistance to be provided in the financing of the pre- and post-delivery funding requirements for the newbuildings acquired from Frontline at that time. This fee was recorded in deferred charges and was fully amortized in 2013 following the cancellation of the final newbuilding contract to which it related.

In May 2012, Frontline 2012 completed a private placement of 56 million new ordinary shares of $2.00 par value at a subscription price of $3.75 per share. In May 2012, Frontline 2012 also concluded an agreement to acquire 16 newbuilding contracts and eight fixed price option contracts from the Hemen Shareholder. These newbuilding contracts were within the crude oil and petroleum product markets and were arranged, financed and originally entered into by the Hemen Shareholder, with a contract value of $578 million. The contracts were transferred to Frontline 2012 at original contracting terms. These contracts included in some cases address commissions payable to the Hemen Shareholder. All of these benefits were assigned to Frontline 2012. The Hemen Shareholder remained responsible for any performance guarantees towards the yards on these contracts. An aggregate amount of $48.2 million was paid to the Hemen Shareholder as consideration for these newbuilding contracts, being the installments paid by the Hemen Shareholder at that time. Further, $10.0 million was paid to the Hemen Shareholder as consideration for underwriting the private placement, for costs incurred by the Hemen Shareholder in connection with the contracts and agreeing that it, or a company affiliated with it, would provide performance guarantees on behalf of Frontline 2012 for its respective obligations under the contracts at such time as a request is received from the counterparties. The transaction was recorded at historical carrying values as it was determined to be between entities under common control and the difference of $10.0 million between the aggregate consideration paid by Frontline 2012 and the historic carrying values recognized in the Hemen Shareholder was recorded as a reduction of Retained Earnings to the extent retained earnings were available and as a reduction of Additional Paid In Capital.

Knightsbridge Transactions

On April 3, 2014, Frontline 2012 and Knightsbridge, entered into an agreement pursuant to which Frontline 2012 sold all of the shares of five SPCs, each owning a Capesize newbuilding, to Knightsbridge. On April 23, 2014, the closing date of the transaction, Knightsbridge issued 15.5 million newly issued common shares to Frontline 2012 as consideration and Knightsbridge assumed $150.0 million in remaining newbuilding installments in connection with the SPCs. Frontline 2012 disposed of cash of $43.4 million on the sale of the SPCs. Frontline 2012 owned approximately 31.6% of the total shares outstanding in Knightsbridge as a consequence of this transaction and commenced equity accounting for this investment.

In April 2014, Frontline 2012 also agreed to sell twenty-five SPCs to Knightsbridge, each owning a fuel efficient dry bulk newbuilding. Thirteen of the SPCs were sold in September 2014 at which time Knightsbridge issued 31.0 million shares to Frontline 2012 and assumed $490.0 million in respect of remaining newbuilding installments. Cash of $25.1 million was disposed of on the sale of the SPCs. Frontline 2012 owned approximately 58% of the total shares outstanding in Knightsbridge as a consequence of this transaction and accounted for it as a business combination achieved in stages.

Frontline 2012 sold the remaining twelve SPCs in March 2015 and received 31.0 million shares as consideration. Knightsbridge assumed $404.0 million in respect of remaining newbuilding installments, net of a cash payment from Frontline 2012 of $108.6 million.

On June 26, 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Knightsbridge shares. All shareholders holding 3.2142 shares or more, received one share in Knightsbridge for every 3.2142 shares held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. Frontline 2012 held 77.5 million Knightsbridge shares prior to this stock dividend and retained 2.1 million Knightsbridge shares in respect of the treasury shares held by Frontline 2012. This stock dividend triggered discontinued operations presentation in the second quarter of 2015 of Frontline 2012's results of operations from Knightsbridge.

General Management Agreement

Knightsbridge was provided with general administrative services up to March 31, 2015, at which time the General Management Agreement was terminated, by ICB Shipping (Bermuda) Limited, or ICB, a subsidiary of Frontline. ICB was entitled to a management fee of $2.3 million per annum, plus a commission of 1.25% on gross freight revenues from Knightsbridge's tanker vessels, 1% of proceeds on the sale of any of Knightsbridge's vessels, and 1% of the cost of the purchase of vessels. In addition, Knightsbridge, in its discretion, has awarded equity incentives to ICB based upon its performance. Such awards were subject to the approval the Knightsbridge Board.

Technical Management

The technical management of the Knightsbridge's vessels was provided by ship mangers subcontracted by its General Manager.

General Management Agreement fees, Technical Management fees, newbuilding commission and newbuilding supervision fees earned by Frontline were $0.7 million, $0.2 million, $0.2 million and $1.5 million, respectively, for the period September 15, 2014 to December 31, 2014.

Commercial Management with Golden Ocean Group Limited

Pursuant to a commercial management agreement, or the Dry Bulk Commercial Management Agreement, Golden Ocean Group Limited managed Knightsbridge's dry bulk carriers. The Dry Bulk Manager was able to subcontract some or all of the services provided to Knightsbridge and its subsidiaries to its affiliates or third parties. Pursuant to the Dry Bulk Commercial Management Agreement, the Dry Bulk Manager was entitled to receive a commission of 1.25% of all gross freight earned by Knightsbridge's dry bulk carriers. In addition, Knightsbridge, in its discretion, awarded equity incentives to the Dry Bulk Manager based on its performance. Such awards were subject to the approval of the Knightsbridge Board.

Golden Ocean Group Limited was considered a related party from September 15, 2014 when Knightsbridge became a majority-owned subsidiary of the Company. Management fees earned by Golden Ocean Group Limited were $0.4 million for the period September 15, 2014 to December 31, 2014.

Frontline Transactions
Frontline Management (Bermuda) Limited, a wholly owned subsidiary of Frontline is providing all management services to Frontline 2012 and management fees of $3.2 million, $2.5 million and $2.4 million were incurred in the years ended December 31, 2014, 2013 and 2012, respectively.

During 2014, newbuilding supervision fees of $5.4 million (2013: $4.1 million and 2012: $1.6 million) were charged to Frontline 2012 by Frontline.

During 2014, technical management fees of $1.6 million (2013: $0.7 million and 2012: $0.8 million) were charged to Frontline 2012 by SeaTeam Management Pte Ltd, a majority owned subsidiary of Frontline.

Frontline 2012 chartered two vessels to Frontline until the fourth quarter of 2012 on floating rate time charters under which the charter hire income is equal to the earnings of the vessels in the Orion Suezmax tankers pool. Revenues earned in 2012 in relation to these two vessels totaled $8.7 million.

Ship Finance Transactions
In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers (Front Odin and Front Njord) and two Ship Finance vessels (Glorycrown and Everbright).

In 2013, Frontline 2012 and Ship Finance entered into a joint project between four of Frontline 2012's vessels (Front Odin, Front Njord, Front Thor, Front Loki) and two Ship Finance vessels (Glorycrown and Everbright). All costs in relation to the conversion will be shared on a pro rata basis. At December 31, 2014 Frontline 2012 is owed $0.7 million from Ship Finance in respect of this project.

Highlander Tankers Transactions

Highlander Tankers was the post fixture manager for six of Frontline 2012's MR tankers during 2014. Highlander Tankers ceased to act as post fixture manager for three vessels in December 2014 and the remaining three vessels in January and February 2015. Post fixture fees of $0.3 million were charged to Frontline 2012 by Highlander Tankers in 2014.

AGHL Transactions

In January 2014, Frontline 2012 received $139.2 million from AGHL, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to AGHL immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs. It also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. The balance on this account at December 31, 2014, is classified as short-term as all vessels are expected to be delivered in 2015. $6.4 million of this amount is to be used for a newbuilding installment and the remaining balance will be transferred to cash and cash equivalents when the newbuildings are delivered.

Related party balances
A summary of short term balances due from related parties as at December 31, 2014 and 2013 is as follows:
(in thousands of $)	2014	2013
Ship Finance	691
Frontline group companies	2,801	1,181
	3,492	1,181

A summary of short term balances due to related parties as at December 31, 2014 and 2013 is as follows:
(in thousands of $)	2014	2013
Frontline group companies	(5,621)	(2,860)
Golden Ocean Group Limited	(356)	—
	(5,977)	(2,860)

THE MERGER
Background and Reasons for the Merger
Each of Frontline and Frontline 2012 periodically monitor the shipping and financial markets for opportunities that may be available to achieve their long-term operational and financial goals and to enhance shareholder value through potential strategic transactions, including business combinations, divestitures, acquisitions and similar transactions. Since the Hemen Shareholder and companies affiliated with the Hemen Shareholder have been major shareholders in both Frontline and Frontline 2012 since the inception of Frontline 2012, Mr. Fredriksen, being Chairman of Frontline and Frontline 2012, requested in June 2015 from the management of Frontline 2012 and Frontline, Mr. Macleod and Ms. Klemp, to consider whether it would be in the shareholders' best interest to consider a merger between Frontline 2012 and Frontline.
The rationale for considering the merger was that both Companies operate in the tanker market and the Companies are exposed to the same market dynamics. In addition, Frontline is the manager for the Frontline 2012 fleet. The Companies believe that the consolidation of two companies in the same industry with similar management will create a more efficient investment vehicle for shareholders and lenders as well as remove any concerns regarding conflicts of interest for management.
Following the initial request to consider a merger, the Companies' management teams discussed the structure for a merger and the valuations of the two Companies. Frontline 2012 engaged Advokatfirmaet BA-HR DA, or BA-HR, to act as legal advisor in connection with the merger. Frontline engaged Seward & Kissel LLP, or Seward & Kissel, to act as legal advisor in connection with the merger. MJM Limited, or MJM, was engaged to act as Bermuda counsel.
The Companies management teams considered various structures for merging the Companies in accordance with Bermuda law. The Companies ' priorities were to find a structure that (i) was fair to all shareholders and properly valued the Companies; (ii) could maintain the NYSE listing, (iii) could maintain all contracts, loans and bonds within the Combined Company, and (iv) was simple to execute from a transactional point. Each of the Companies did not at the time consider any merger structure involving entities other than Frontline and Frontline 2012 and no other entities have contacted or have been contacted by either Frontline or Frontline 2012 about a possible merger .
On June 22, 2015, Ms. Klemp, Ms. Blankenship and Mr. Aage Østern , Vice President, Finance, of Frontline Management AS, attended a telephonic meeting with attorneys from Seward & Kissel and BA-HR to discuss the various structures for merging the Companies from a legal perspective.  Following the meeting, MJM was consulted as well.  On June 23, 2015, Ms. Klemp, Ms. Blankenship and Mr. Østern attended another telephonic meeting with attorneys from Seward & Kissel, BA-HR and MJM to discuss additional legal details on structuring the merger of the Companies.
Following the meetings the management teams continued to prepare for a possible merger, including preparing a merger agreement for the possible merger.
In considering the relative valuation and corresponding exchange ratio between Frontline and Frontline 2012, Frontline 2012 engaged Danske Bank A/S, Norwegian Branch, or Danske Bank, on June 22, 2015, and Frontline engaged Pareto Securities Inc., or Pareto, also on June 22, 2015, to prepare fairness opinions for a proposed transaction based on NAV. Management of Frontline 2012 did not provide a range of potential exchange ratios to Danske Bank and management of Frontline did not provide a range of potential exchange ratios to Pareto.  In connection with the possible merger, the Companies ordered the vessel appraisals as of June 30, 2015 and distributed them to each of the advisors.
On July 1, 2015, the Frontline management received the fairness opinion from Pareto, which was reviewed by management and distributed to the Frontline Board. On the same day, the Frontline 2012 management received the fairness opinion from Danske Bank, which was reviewed by management and distributed to the Frontline 2012 Board. The NAV estimates and fairness opinion from Pareto for both Companies as of June 30, 2015 supported an exchange ratio between 2.41 and 2.90.  The NAV estimates and fairness opinion from Danske Bank for both Companies as of June 30, 2015 supported an exchange ratio of 2.43; however, Danske Bank noted that the valuation of the SFL Leases is highly sensitive to changes in the assumptions of prevailing market conditions and charter rates going forward and, utilizing assumptions set forth in a "low case" scenario, would support an exchange ratio of 3.33.
The Companies called for board meetings to be held on July 1, 2015.

Frontline held a board meeting on July 1, 2015, where Pareto presented its fairness opinion to the Frontline Board. This meeting was attended by members of the Frontline Board, including Mr. Lorentzon, Ms. Blankenship, Mr. Macleod, and Ms. Sousa; executive management of Frontline represented by Ms. Klemp of Frontline Management AS; Mr. Jim Abbott of Seward & Kissel , Frontline's U.S. counsel; and Mr. Peter Martin of MJM, Frontline's Bermuda counsel. Mr. Abbott presented the main terms in the Merger Agreement and Mr. Martin discussed the legal requirements for a board of directors to consider under Bermuda law.
At this meeting, the members of the Frontline Board, after the presentation of the fairness opinion by Pareto and the legal requirements of the Merger Agreement, discussed the merits of the Merger and the potential exchange ratio of Frontline shares to Frontline 2012 shares.  The Board considered a number of factors, including but not limited to the following:
•	The valuations of Frontline and Frontline 2012;
•	Each Company's business prospects;
•	The fact that Frontline shares have historically traded at a premium to net asset value;
•	The impact low trading volumes may have had on the trading price of Frontline 2012 shares on the NOTC;
•	The exchange ratio range presented in Pareto's presentation;
•	The expected benefits of operating a larger company in the tanker market;
•	The fact that Frontline 2012 operates in the same market as Frontline, and that Frontline already is the manager for Frontline 2012's fleet;
•	That a merger with Frontline 2012 would be expected to improve Frontline's fleet quality, with Frontline 2012 having a relative modern fleet of wholly-owned vessels; and
•	That the existing familiarity between the Companies is expected to support a smooth transition as a result of the Merger.
The Board also heard from management of Frontline, who expressed their general agreement with the conclusions of Pareto's fairness opinion and provided additional background on the proposed structure and expected benefits of the Merger.
After considering the factors described above, it was deemed to be in the shareholders' best interest to combine the Companies, which would result in a Combined Company with a large fleet and a strong balance sheet which puts the Combined Company in a position to gain further market share through acquisitions and consolidation opportunities and to regain Frontline's position as a leading tanker company. The Disinterested Directors of the Frontline Board then determined to enter into the Merger Agreement, whereby Frontline 2012 would merge into Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline, with Frontline 2012 continuing as the surviving company and as wholly-owned subsidiary of Frontline.  Based on the information presented to and considered by the Disinterested Directors of Frontline's Board, the Disinterested Directors determined to propose an exchange ratio of 2.55 shares of Frontline for each share of Frontline 2012 as fair consideration, which was at the lower end of the exchange ratio range between 2.41 and 2.90 presented in Pareto's fairness opinion.  Using this exchange ratio, Frontline would issue approximately 583.6 million shares to the Frontline 2012 shareholders as consideration.
Frontline 2012 held a board meeting on July 1, 2015, where Danske Bank presented its fairness opinion to the Frontline 2012 Board. This meeting was attended by members of the Frontline 2012 Board, including Ms. Blankenship, Mr. Jensen, Mr. Leand, Mr. Aas and Ms. Sousa; executive management of Frontline 2012 represented by Mr. Macleod and Ms. Klemp; and Mr. Martin, Bermuda counsel to Frontline 2012. Management of Frontline 2012 presented the terms of the offer made by the Frontline Board. Mr. Martin discussed the legal requirements for a board of directors to consider under Bermuda law.

At this meeting, the members of the Frontline 2012 Board, after the presentation of the fairness opinion by Danske Bank, the parameters of the offer from Frontline and the legal requirements of the Merger Agreement, discussed the merits of the Merger and the exchange ratio of 2.55 Frontline shares for each Frontline 2012 share proposed by the Frontline Board.
The Board also heard from management of Frontline 2012, who expressed their general agreement with the conclusions of Danske Bank's presentation and conclusion and provided additional background on the proposed structure and expected benefits of the Merger.   The Disinterested Directors of the Frontline 2012  Board then determined that if Frontline 2012 engaged in the Merger, it would benefit from being part of a larger company with a large fleet and that it was in the best interest of Frontline 2012 and its shareholders to enter into the Merger Agreement, whereby Frontline 2012 would merge into Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline, with Frontline 2012 continuing as the surviving company and as a wholly-owned subsidiary of Frontline.  Based on the information presented to and considered by the Disinterested Directors of Frontline 2012's Board , the Disinterested Directors agreed that the exchange ratio of 2.55 shares of Frontline for each share of Frontline 2012 represented fair consideration , noting that this exchange ratio was higher than estimated exchange ratio determined by Danske Bank of 2.43 and the exchange ratio based on then-current market prices for Frontline and Frontline 2012 shares of 1.97, though it was below the ratio determined by Danske Bank utilizing the low case scenario in determining the NAV of Frontline, which was 3.33.  Based on the agreed-upon exchange ratio, Frontline would issue approximately 583.6 million shares to the Frontline 2012 shareholders as consideration.
With the current strong tanker market and attractive cash break-even rates, the Companies believe the Combined Company will generate significant cash flow. The intention is to pay out excess cash as dividends at the discretion of the board of directors of the Combined Company.
Recommendations of the Frontline 2012 Board and the Frontline Board
On July 1, 2015, the Disinterested Directors of the Frontline 2012 Board and the Frontline Board, respectively, after carefully considering the factors described above, including the fairness opinions of their respective financial advisors, unanimously determined that the Merger Transactions were fair to and in the best interests of Frontline 2012 and Frontline, respectively, and their shareholders, including its Unaffiliated Shareholders, and approved the Merger Transactions, including the submission of the Merger Transactions to their shareholders for adoption.

Opinion of Frontline 2012's Financial Advisor, Danske Bank, Norwegian Branch
On July 1, 2015, at a meeting of the Frontline 2012 Board held to evaluate the Merger, Danske Bank delivered to the Frontline 2012 Board a draft opinion, which opinion was confirmed by delivery of a final written opinion dated July 1, 2015, to the effect that, as of that date and based upon and subject to various assumptions, reservations, qualifications, matters considered and limitations, or Qualifications, described in its opinion, the Merger Consideration to be received by the holders of Frontline 2012 common shares was fair from a financial point of view to such holders. Holders of Frontline 2012 common shares are urged to read Danske Bank's opinion carefully and in its entirety. The Frontline 2012 Board engaged Danske Bank to provide its opinion based on its Qualifications, experience, and reputation. Danske Bank and its affiliates form one of the leading financial enterprises in Northern Europe with an active investment banking group covering a wide range of industries across the Nordic countries, including all aspects of maritime business including ship finance. Danske Bank and its affiliates are regularly engaged in the valuation of businesses in connection with mergers and acquisitions, private and public equity and debt placements, and valuations for corporate and other purposes.
The scope of Danske Bank's engagement was to review the Merger from a financial point of view and Frontline 2012 did not provide instructions to Danske Bank regarding its opinion, nor did Frontline 2012 impose any limitations on the scope of Danske Bank's investigation and or analysis. Danske Bank's opinion was authorized for issuance pursuant to its internal procedures, including review by qualified personnel not involved with the Merger.
The full text of Danske Bank's opinion, including supporting information delivered to the Frontline 2012 Board in connection with the opinion, describes certain assumptions made, procedures followed, matters considered and Qualifications and limitations of the review undertaken by Danske Bank. This opinion is attached as Appendix D to this joint proxy statement/prospectus and is incorporated herein by reference. Danske Bank's opinion was provided solely for the benefit of the Frontline 2012 Board in connection with, and for the purpose of, its evaluation of the Merger, and addresses only the fairness of the Merger Consideration to be received by the holders of Frontline 2012 common shares from a financial point of view. The opinion does not address any other aspect of the Merger, and does not constitute a recommendation as to how any holder of Frontline 2012 common shares should vote with respect to the Merger or any matter related thereto. The summary of Danske Bank's opinion set forth below is qualified in its entirety by reference to the full text of the opinion.
In arriving at its opinion, Danske Bank has, among other things:
•	Reviewed two vessel valuations prepared by industry recognized shipbrokers Nordic and Fearnley's, both as provided by Frontline 2012, which are referred to in this joint proxy statement/prospectus as the Appraisals, as well as certain other third party information such as third party equity research value considerations;
•	Analysed and evaluated such financial information, press releases, share trading history and other publicly available business and financial information regarding Frontline, Frontline 2012 and others as it deemed relevant;
•	Familiarized itself with the business, operations, properties, financial condition, capitalization and prospects of Frontline and Frontline 2012;
•	Reviewed and analysed certain documents and information provided by Frontline 2012 to assist Danske Bank with its analysis;
•	Conferred with the management team of Frontline 2012 with respect to the proposed Merger; and
•	Performed such other analysis and had such discussions as it deemed customary, or that it deemed otherwise appropriate, for the purposes of its opinion.

In connection with its review and analysis and in rendering its opinion, Danske Bank relied upon, and assumed, without independent verification, the accuracy and completeness of the information provided to it or publicly available, and that no information was misleading or withheld. Danske Bank assumed that third party research reports, analysis pertaining to the vessels that are subject of the Appraisals, or the Vessels, and other third party information, as well as the Appraisals, which were produced by Nordic and Fearnley's on behalf of Frontline 2012 and Frontline and which were of material importance to Danske Bank's opinion, were independently and reasonably prepared. Danske Bank assumed that any assumptions made in such third party reports and analysis pertaining to the Vessels (including, but not limited to, the Appraisals), were correct as of the date thereof and remained correct as of the date of its opinion. Danske Bank also assumed that there was no material change in the value of the Vessels since the date of the valuations, which was as of June 30, 2015. Danske Bank did not conduct any independent verification as to the status or value of Frontline 2012's and Frontline's assets and liabilities, including the Vessels, nor did Danske Bank conduct any physical inspection of the properties or assets of Frontline 2012 and Frontline, including the Vessels or consider the condition of the Vessels, or review all charter contracts applicable to the Vessels, but instead relied upon representations and information provided it by Frontline 2012 and Frontline, or third parties. Danske Bank did not assess the underlying calculations of the numbers and other data on which third party information used by it was based upon, nor evaluate any tax, accounting, legal, regulatory, solvency, technical or similar issues relating to the Merger or the business of the companies participating in the Merger. No financial, legal, technical or other due diligence reviews were reviewed or conducted by Danske Bank.

Danske Bank's opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of the opinion. Danske Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which it became aware after the date of the opinion.
Danske Bank made no independent investigation of any legal or accounting matters affecting Frontline 2012 or Frontline, and Danske Bank assumed the correctness in all respects material to its analysis of all legal and accounting advice given to the Frontline 2012 Board, including, without limitation, advice as to the legal, accounting, regulatory, governmental or other consent and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Frontline 2012 and to the holders of Frontline 2012 common shares. In addition, in preparing its opinion, Danske Bank did not take into account any tax consequences of the transaction to any holder of Frontline 2012 common shares. Danske Bank also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Frontline 2012, Frontline or the contemplated benefits of the Merger.
Danske Bank's opinion does not address the relative merits of the transactions contemplated by the agreement and plan of Merger as compared to any alternative transaction or opportunity that might be available to Frontline 2012, nor does it address the underlying business decision by Frontline 2012 to engage in the Merger or the terms of the relevant merger agreements or the documents referred to therein. In addition, Danske Bank was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Frontline 2012, other than the holders of Frontline 2012 common shares. Danske Bank expressed no opinion as to the price at which Frontline 2012 common shares or Frontline common shares would trade at any time. Furthermore, Danske Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Frontline 2012's officers, directors or employees, or any class of such persons, in connection with the Merger.
As specified in its opinion, Danske Bank disclaims all and any legal or financial liability related to its assessment or for any consequences resulting from acting to or relying on statements made in its opinion; and any reader of its opinion specifically agrees to have accepted such disclaimer.
In arriving at its opinion, Danske Bank assumed, among other things, that:
•	the Merger will be consummated in accordance with the terms of the Merger Agreement and the Bermuda Merger Agreement;
•	any representations and warranties made in the Merger Agreement and the Bermuda Merger Agreement were accurate and complete at the time of the opinion;
•	there was no change in the assets, liabilities, financial condition, results of operations, business, or prospects of Frontline 2012 or Frontline since the date of the most recent information made available to Danske Bank that would be material to the analyses conducted by Danske Bank, and that there was no information or facts that would make the information reviewed by Danske Bank incomplete or misleading; and
•	all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Frontline 2012 or Frontline or the contemplated benefits expected to be derived from the Merger Transactions.
The following is a brief summary of the material financial analyses presented to the Frontline 2012 Board in connection with Danske Bank's opinion on July 1, 2015, and the methodology used by Danske Bank. The financial analyses summarized below include some of the information presented in greater detail to the Frontline 2012 Board in supporting materials to Danske Bank's opinion.

Analysis and Methodology
In arriving at Danske Bank's opinion as to the fairness to holders of common shares in Frontline 2012, from a financial point of view, of the consideration to be paid by Frontline in the Merger, Danske Bank have prepared and analysed a relative contribution analysis of the exchange ratio between Frontline 2012 and Frontline in the Merger. Pursuant to this analysis, Danske Bank assessed the fair consideration to be paid by Frontline resulting from various calculation metrics, expressed as the number of new Frontline shares issued as consideration for each Frontline 2012 share. Danske Bank focused on the NAV valuation methodology, for each of Frontline 2012 and Frontline relying on, inter alia, the following data:
(i)	the Appraisals prepared by Nordic and Fearnley's
(ii)	discounted cash flow analysis of Frontline's capital leases
(iii)	estimated normalized working capital as of June 30, 2015 for both Frontline 2012 and Frontline
(iv)	estimated cash balance as of June 30, 2015 for both Frontline 2012 and Frontline
(v)	estimated capital commitments and debt outstanding as of June 30, 2015 for Frontline 2012, and the estimated debt outstanding as of June 30, 2015 for Frontline; and
(vi)	estimated market value of treasury shares and shares owned by Frontline and Frontline 2012 in other companies.

As both Frontline and Frontline 2012 are shipping companies with similar assets and exposure to the same underlying markets, the NAV methodology was chosen as this compares the value of the underlying assets and liabilities of the two companies. Under these particular circumstances, a market-value based valuation approach may have limited utility due to the different trading volumes of the merger entities, risk and asset return profiles, and variable or limited coverage by equity research analysts. Also, a per vessel discounted cash flow valuations are highly sensitive to charter rates which historically have been volatile and therefore this method may be more accurate only for those periods during which charter rates are fully contracted and less relevant for modern ships with a long remaining useful life. Taking into account these limitations, Danske Bank did also consider these and other valuation methodologies as it deemed relevant and appropriate for the transactions, including assessing equity research analyst's valuations and prevailing and historical market trading and historical purchase and sale valuations.  Danske Bank also assessed the sensitivities to its assumptions.
Frontline NAV
1)	Appraisals
Danske Bank reviewed the Appraisals prepared by the industry recognized independent shipbrokers Nordic and Fearnley's. The Appraisals were based on a charter-free basis, free of liens and encumbrances and ready for prompt delivery. The fair market value estimates contained in such Appraisals were, as is customary in ship valuation, based on an assessment of the values that could be achieved in transactions involving a willing buyer and a willing seller.
Based on the information and the assumptions mentioned above, Danske Bank estimated a fair valuation of the vessels Front Ull and Front Idun to be approximately $132 million as of June 30, 2015.
2)	Outstanding debt
 Danske Bank estimated the gross outstanding debt in Frontline to be approximately $173 million as of June 30, 2015, comprising of approximately $58 million in debt related to Front Ull and Front Idun and approximately $115 million related to the notes outstanding to Ship Finance.
3)	SFL leases
A subsidiary of Frontline has 17 vessels on charter from Ship Finance (the "SFL Leases"), an affiliate of Frontline, with an average remaining charter period of 7.7 years. As disclosed on May 29, 2015, Frontline and Ship Finance agreed on an amended charter structure, with the following terms:

•	Charter rates for VLCC vessels: $20,000 per day
•	Charter rates for Suezmax vessels: $15,000 per day
•	Operating expenditures for all vessels: $9,000 per day, payable by Ship Finance
•	Profit split between Frontline and Ship Finance: 50%/50% above the new time charter rates
•	55 million Frontline common shares to be issued to Ship Finance

Danske Bank used a Net Present Value Approach to assign a value to the SFL Leases. When assessing the prevailing market rates through the remaining charter period, Danske Bank applied prevailing timecharter rate estimates obtained from independent market providers as a proxy for the state of the shipping market over the next five years. Thereafter, a steady decrease in rates was applied to reflect amongst other things the age profile of the vessels. The near-term freight market was assumed to be in accordance with the rates observable in the market today.

Based on the above as well as other appropriate assumptions with regards to, inter alia, dry-docking, earnings utilization and a weighted average cost of capital of 8.23%, Danske Bank estimated the value of the SFL Leases to be approximately $198 million as of June 30, 2015.

Danske Bank noted that the valuation of the SFL Leases is highly sensitive to changes in the assumptions of prevailing market conditions and charter rates going forward. As an illustration, Danske Bank also presented to the Frontline 2012 Board a "low case" where the market rates decreased more rapidly. In the "low case", the value of the SFL Leases was estimated to be approximately $83 million as of June 30, 2015.

4)	KG leases

Frontline has four vessels chartered in from German kommanditgesellschaften, or KGs, with a profit sharing mechanism pursuant to which Frontline may be required to pay approximately $16 million to the KGs at the end of the charter-in period, based on prevailing market rates through the period. Based on the same assumptions as applied in assessing the value of the SFL Leases, as well as other appropriate assumptions, Danske Bank estimated the value of the KG leases to be approximately zero as of June 30, 2015.

5)	Separate valuation of MT Dewi Maeswara

Frontline has chartered out MT Dewi Maeswara on a timecharter until January 6, 2020. Based on the same assumptions as applied in assessing the Ship Finance leases, as well as other appropriate assumptions, Danske Bank estimated the value of MT Dewi Maeswara to be approximately $39 million as of June 30, 2015.

6)	Cash balance

Danske Bank estimated the Frontline cash balance to be approximately $74 million as of June 30, 2015.

7)	Shareholdings in other listed entities

Frontline owns shares in other listed entities and based on prevailing market prices and a USD/NOK exchange rate of 7.88. Danske Bank estimated the value of Frontline's shareholdings to be approximately $93 million as at June 30, 2015.

8)	Net Working Capital

Danske Bank estimated the normalized applicable Net Working Capital in Frontline to be approximately $62 million as of June 30, 2015.

Based on 198.4 million shares outstanding, the above assumptions yielded a NAV of $2.14 per Frontline share. Noting that the valuation of the SFL Leases is highly sensitive to changes in the assumptions of prevailing market conditions and charter rates going forward, Danske Bank noted that, utilizing the "low case" scenario, the value of the SFL Leases was estimated to be approximately $83 million as of June 30, 2015, which yielded a NAV of $1.56 per Frontline share.

Frontline 2012 NAV

1)	Appraisals

Danske Bank reviewed Appraisals prepared by the industry recognized independent shipbrokers Nordic and Fearnley's. The Appraisals were based on a charter-free basis, free of liens and encumbrances and ready for prompt delivery. The fair market value estimates contained in such Appraisals were, as is customary in ship valuation, based on an assessment of the values that could be achieved in transactions involving a willing buyer and a willing seller.

Based on the information and the assumptions mentioned above, Danske Bank estimated a fair valuation of the fleet, including newbuildings, of approximately $2.77 billion as of June 30, 2015.

2)	Outstanding debt

Danske Bank estimated the gross outstanding debt in Frontline 2012 to be approximately $654 million as of June 30, 2015.

3)	Remaining commitments

Danske Bank estimated the remaining net capital expenditure commitments related to the Frontline 2012 newbuildings to be approximately $1.16 billion as of June 30, 2015.

4)	Cash balance

Danske Bank estimated the Frontline 2012 cash balance to be approximately $176 million as of June 30, 2015.

5)	Treasury shares and shareholdings in other listed entities

Frontline 2012 holds treasury shares and shares held in other listed entities. Based on prevailing market prices and a USD/NOK exchange rate of 7.88, Danske Bank estimated the value of Frontline 2012's shareholdings to be approximately $45 million as at June 30, 2015.

6)	Net Working Capital

Danske Bank estimated the normalized applicable Net Working Capital in Frontline 2012 and other assets to be approximately $48 million as of June 30, 2015.

7)	Claim from STX Dalian

Frontline 2012 is a party to ongoing arbitration proceedings related to the construction of vessels at STX Dalian Shipyard. Danske Bank estimated the value of the refund claim to be approximately $26 million as of June 30, 2015.

8)	VLGC profits

Frontline 2012 will receive immediate profits from the agreed sales of four Very Large Gas Carriers, or VLGCs, to Avance Gas Holding Limited in the second half of 2015. Danske Bank estimated the value of the VLGC agreements to be approximately $32 million as of June 30, 2015.

Based on the abovementioned items, Danske Bank arrived at a fair NAV for Frontline 2012 of approximately $1.29 billion, or approximately $5.19 per common share (based on 249.1 million Frontline 2012 common shares outstanding).

Exchange ratio

An estimated Frontline NAV per share of approximately $2.14 and an estimated Frontline 2012 NAV per share of approximately $5.19 yields an exchange ratio (defined as number of shares in Frontline issued per share in Frontline 2012) of 2.43.

Noting that the valuation of the SFL Leases is highly sensitive to changes in the assumptions of prevailing market conditions and charter rates going forward, Danske Bank noted that utilizing the "low case" scenario yielded an estimated Frontline NAV of approximately $1.56 per share and an estimated Frontline 2012 NAV of approximately $5.19 per share yields an exchange ratio of 3.33.

Danske Bank further noted that market trading as of July 1, 2015 implied an exchange ratio of 1.97 (based on a share price of $2.58 in Frontline common shares, a share price of NOK 40.00 in Frontline 2012 common shares, and a USD/NOK exchange rate of 7.88).

Additionally, Danske Bank noted a number of factors that, in its opinion, support a premium valuation being given to Frontline 2012, including, among other things, the factors set out below:

•
Market valuations of Frontline 2012 reflect its OTC listing and limited trading volumes. The investor universe able to or willing to invest in OTC traded vehicles may also be smaller than the investor universe able to or willing to invest in companies listed on regulated markets.

•
Market trading in Frontline may reflect a value of the SFL Leases (and potentially the KG leases) well beyond what Danske Bank has calculated with its NPV based approach. Building a proper NAV for Frontline is, as Danske Bank noted, demanding, and Danske Bank noted the spread in, and discrepancies among, the assessment of the various elements of Frontline's NAV by equity analysts.

•
Frontline appears to trade at higher Price / NAV levels than the majority of the applicable crude tanker peer group, while Frontline 2012 seems to trade below the majority of its applicable peer group, in particular taking its product tanker exposure into account.

•
An older fleet and higher operating leverage due to the profit sharing agreement with Ship Finance underpin a higher inherent financial risk profile in the Frontline fleet, compared to the Frontline 2012 fleet.

•	Substantial upside in Frontline 2012's NAV remains as asset prices continues to rise, while limited direct ownership exposure limits the asset value sensitivity in Frontline's NAV.
•	Frontline 2012 has over time delivered a superior market performance evidenced by rates achieved in both the crude and product markets.

Miscellaneous

Under the terms of Danske Bank's engagement, Frontline 2012 has agreed to pay Danske Bank for its financial advisory services in connection with the proposed transaction an aggregate fee of $500,000. In addition, Frontline 2012 has agreed to reimburse Danske Bank for its reasonable and documented out-of-pocket expenses up to $25,000 and to indemnify Danske Bank and related parties against liabilities relating to or arising out of its engagement.

During the two year period prior to the date of its fairness opinion, and other than the engagement to provide its opinion to the Frontline 2012 Board, no material relationship existed between Danske Bank and either Frontline 2012 or Frontline. Danske Bank and its affiliates have in the past, and may in the future, lend to and provide banking and other services to Frontline or Frontline 2012, for which it or its affiliates have received, and expect to receive, compensation and fees.  During 2013, 2014 and 2015 (to June 30, 2015), Frontline 2012 paid affiliates of Danske Bank $0.11 million in total and Frontline paid affiliates of Danske Bank $0.05 million. Danske Bank may provide financial or other services to Frontline 2012, Frontline, and other companies affiliated with Mr. Fredriksen in the future, and in connection with any such services Danske Bank may receive compensation.

In the ordinary course of its business, Danske Bank and its affiliates may trade or hold securities of Frontline 2012, Frontline and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Danske Bank may seek to, in the future, provide financial advisory and financing services to Frontline 2012, Frontline or entities that are affiliated with Frontline 2012 or Frontline, for which Danske Bank would expect to receive compensation.

Opinion of Frontline's Financial Advisor, Pareto Securities Inc.
On July 1, 2015, at a meeting of the Frontline Board held to evaluate the Merger, Pareto Securities Inc. delivered to the Frontline Board an oral opinion, which opinion was subsequently confirmed by a written opinion dated as of July 1, 2015 , to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the Merger Consideration to be paid by Frontline in connection with the Merger was fair from a financial point of view to Frontline and its unaffiliated shareholders. Holders of Frontline common shares are urged to read Pareto's opinion carefully and in its entirety.
The Frontline Board engaged Pareto to provide its opinion based on Pareto's qualifications, experience, and reputation in shipping and financial services. The Pareto group is a large and internationally recognized investment banking firm headquartered in Oslo, Norway, with a long track record in providing financial services and research for maritime and energy related industries. The Pareto group regularly prepares financial research and market analysis on the shipping markets, and has a long track-record in capital raisings and mergers and acquisitions in the shipping industry.

The scope of Pareto's engagement was to review the Merger from a financial point of view and Frontline did not provide instructions to Pareto regarding its opinion, nor did Frontline impose any limitations on the scope of Pareto's investigation.
The full text of Pareto's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Pareto. This opinion is attached as Appendix E to this joint proxy statement/prospectus and is incorporated herein by reference. Pareto's opinion was provided for the benefit of the Frontline Board in connection with, and for the purpose of, its evaluation of the Merger, and only addresses the fairness, as of the date of such opinion, of the Merger Consideration to be paid by Frontline from a financial point of view to Frontline and its unaffiliated shareholders. The opinion does not address any other term or aspect of the Merger, and does not constitute a recommendation as to how any holder of Frontline common shares should vote with respect to the merger or any matter related thereto. Pareto's opinion was necessarily based upon economic, monetary, market and other conditions as in effect on, and the information made available to Pareto as of, the date of its opinion. Pareto's opinion did not predict or take into account any changes or events which may occur, or information which may become available, after July 1, 2015. Subsequent developments may affect the conclusion expressed in Pareto's opinion and Pareto has not undertaken to update or revise its opinion based on circumstances or events occurring after the date of its opinion.
The summary of Pareto's opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Frontline common shares are urged to read Pareto's opinion carefully and in its entirety.
In arriving at its opinion, Pareto, among other things:

•	reviewed valuations of the Vessels prepared by Nordic and Fearnley's as provided by Frontline;
•	analyzed and evaluated relevant financial information regarding Frontline and Frontline 2012;
•	familiarized itself with the business, operations, properties, financial condition, capitalization and prospects of Frontline and Frontline 2012;
•	reviewed and analysed documents provided by Frontline, to assist Pareto with its analysis;
•	conferred with the management team of Frontline with respect to the proposed Merger; and
•	performed such other analyses and diligence as are customary, or that Pareto has deemed otherwise appropriate for the purposes of the opinion expressed therein.

In arriving at its opinion, no due diligence review or other verification exercises were performed by Pareto in connection with the Merger and the Merger Transactions, nor did Pareto conduct any analysis concerning the solvency of Frontline and Frontline 2012 or obtain any evaluations or appraisals, other than the Appraisals, of any of the assets and liabilities of Frontline or Frontline 2012. In rendering its opinion, Pareto relied on and assumed, with Frontline's consent, the accuracy and completeness of all of the financial, accounting, tax and other information that was available to Pareto from public sources, that was provided to Pareto by Frontline or its representatives, or that was otherwise reviewed by Pareto, and did not independently verify such information. In arriving at its opinion, Pareto assumed that:

•	the Merger will be consummated in accordance with the terms of the Merger Agreement and the Bermuda Merger Agreement;
•	any representations and warranties made in the Merger Agreement and the Bermuda Merger Agreement were accurate and complete;
•
there was no change in the assets, liabilities, financial condition, results of operations, business, or prospects of Frontline or Frontline 2012 since the date of the most recent information made available to Pareto that would be material to the analyses conducted by Pareto, and that there was no information or facts that would make the information reviewed by Pareto incomplete or misleading; and

•	all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Frontline or Frontline 2012 or the contemplated benefits expected to be derived from the Merger Transactions.

The following is a brief summary of the material financial analyses presented to the Frontline Board in connection with Pareto's opinion on July 1, 2015. The financial analyses summarized below include information presented in tabular format. In order to fully understand Pareto's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Pareto's financial analyses.

Analysis and Methodology

In arriving at Pareto's opinion as to the fairness to Frontline and its Unaffiliated Shareholders, from a financial point of view, of the consideration to be paid by Frontline in the Transaction, Pareto conducted a relative contribution analysis of the exchange ratio between Frontline and Frontline 2012, under which Pareto calculated the fair consideration to be paid by Frontline resulting from various calculation metrics, expressed as the number of new Frontline shares issued as consideration for each Frontline 2012 share. Pareto focused on the Net Asset Value valuation methodology, or NAV, for each of Frontline and Frontline 2012 utilizing the following data:

(i)	the Appraisals
(ii)	discounted cash flow analysis of Frontline's capital leases
(iii)	estimated working capital as of June 30, 2015 for both Frontline and Frontline 2012
(iv)	estimated cash balance as of June 30, 2015 for both Frontline and Frontline 2012
(v)	estimated capital commitments and debt outstanding as of June 30, 2015 for Frontline 2012 and the estimated debt outstanding as of June 30, 2015 for Frontline, and
(vi)	estimated market value of shares owned by Frontline and Frontline 2012 in other companies.

As both Frontline and Frontline 2012 are shipping companies with similar assets and exposure to the same market, the NAV methodology was chosen as this compares the value of the underlying assets and liabilities of the two companies.

Frontline NAV

Appraisals

In arriving at NAV for Frontline, Pareto reviewed the Appraisals prepared by the independent ship brokers Nordic and Fearnley's. The Appraisals were based on a charter-free basis, free of liens and encumbrances and ready for prompt delivery. The fair market value estimates contained in such Appraisals were, as is customary in ship valuation, based on an assessment of the values that could be achieved in transactions involving a willing buyer and a willing seller.

Discounted cash flow analysis of Frontline's capital leases

A subsidiary of Frontline has 17 vessels on charter from Ship Finance, an affiliate of Frontline, with an average remaining charter period of 7.7 years. On May 29, 2015 Frontline and Ship Finance announced that the two parties had reached an agreement on an amended charter structure with the following terms:

•	Charter rates for VLCC vessels: $20,000 per day
•	Charter rates for Suezmax tankers: $15,000 per day
•	Operating expenditures for all vessels: $9,000 per day, payable by Ship Finance
•	Profit split between Frontline and Ship Finance: 50%/50% above new time charter rates
•	55 million Frontline shares will be issued to Ship Finance

Based on the above terms, Pareto estimated the fair value of the remaining life of the leases through three different scenarios; i) a High Case, ii) a Base Case and iii) a Low Case.

In the High Case scenario spot rates of $60,000 and $40,000 per day for VLCC vessels and Suezmax vessels, respectively, were applied for the next 12 months. Following the initial 12 months, rates reflecting a steady state return on capital of 10% were then assumed throughout the life of the leases.

In the Base Case scenario spot rates of $47,000 and $30,000 per day for VLCC vessels and Suezmax vessels, respectively, were applied for the next 12 months. Following the initial 12 months, rates reflecting a steady state return on capital of 10% were then assumed throughout the life of the leases.

In the Low Case scenario rates of $40,000 and $30,000 per day for VLCC vessels and Suezmax vessels, respectively, were applied for the next 3 years. Following the three year period, rates were set to equal cost of operating the vessel, i.e. yielding zero profit to Frontline.

In all 3 scenarios, a discount rate of 10% for future cash earnings was applied.

The below table summarizes the main assumptions.

ASSUMPTIONS
High Case		VLCC	Suezmax
Rates next 12 months	USD/d	60,000	40,000
Rates thereafter	"	32,300	21,600

Base Case
Rates next 12 months	USD/d	47,000	30,000
Rates thereafter	"	32,300	21,600

Low Case
Rates next 3 years	USD/d	40,000	30,000
		Equal to cost of	Equal to cost of
Rates thereafter	"	lease	lease

Discount rate	%	10%	10%

The High Case, Base Case and Low Case scenarios returned values of $219 million, $202 million and $146 million, respectively.

In addition, future dry dock provisions and off-hire expenses throughout the 17 leases were set to $20 million, yielding the following net value of the Ship Finance leases.

		High Case	Base Case	Low Case
Value of leases	USDm	219	202	146
DD provisions	"	‐20	‐20	‐20
Net value	"	199	182	126

Other items included in the estimated Frontline NAV

•	Frontline has four vessels chartered in from German kommanditgesellschaften, or KGs, with a profit sharing/sweep mechanism. Frontline may be required to pay approximately $16 million to the KGs by the end of the charter-in period based on prevailing market rates through the charter-in period. Based on the same assumptions as applied in assessing the value of the SFL Leases, as well as other appropriate assumptions, Pareto has estimated the value of the KG leases to be on or about $0 million, as of June 30, 2015
•	Frontline has chartered out the MT Dewi Maeswara vessel until January 2020. The value of this charter was set to $44 million
•	Outstanding bank debt as of June 30, 2015 was estimated to $58 million
•	Outstanding notes issued to Ship Finance as of June 30, 2015 was estimated to $115 million
•	Frontline owns shares in other listed entities and based prevailing market prices and a USD/NOK exchange rate of 7.82, the total value of these shares was estimated to be $94 million as of June 30, 2015.
•	Estimated normalized working capital and estimated adjusted cash balance as of June 30, 2015 was set to $62 million and $70 million, respectively.

Based on 198 million shares outstanding, the above assumptions yielded NAV of $2.15 to $1.79 per Frontline share.

Frontline NAV		High	Base	Low
Value of lease	USDm	219	202	146
Additional DD provisions	"	(20)	(20)	(20)
Value of vessels	"	132	132	132
Value of MT Dewi	"	44	44	44
Less: bank debt on owned vessels pr Q2	"	(58)	(58)	(58)
Less: SFL notes as per Q2 2015	"	(115)	(115)	(115)
Add: Shares held	"	94	94	94
Add: Other (WC)	"	62	62	62
Add: Adjusted cash balance	"	70	70	70
Sum	"	427	410	355
Shares	Mil	198	198	198
Value per share	USD	2.15	2.07	1.79

Frontline 2012 NAV

Appraisals

In arriving at NAV for Frontline 2012, Pareto reviewed the Appraisals prepared by the independent ship brokers Nordic and Fearnley's. The Appraisals were based on a charter-free basis, free of liens and encumbrances and ready for prompt delivery. The fair market value estimates contained in such Appraisals were, as is customary in ship valuation, based on an assessment of the values that could be achieved in transactions involving a willing buyer and a willing seller.

Other items included in the estimated Frontline 2012 NAV

•	Frontline 2012 has arbitration proceedings ongoing related to construction of vessels at STX Dalian Shipyard. The value of the refund claims has been set to $26 million.
•	Frontline 2012 owns shares in Golden Ocean and Avance Gas in addition to Treasury shares. The total value of the shares in Golden Ocean and Avance Gas was estimated to be $46 million using a USD/NOK exchange rate of 7.82.
•	Estimated normalized working capital and other assets and estimated adjusted cash balance for Frontline 2012 as of June 30, 2015 were estimated to be $48 million and $175 million, respectively.
•	Frontline 2012 will receive immediate profits from the agreed sales of four VLGCs to Avance Gas Holding Limited in the second half of 2015. The profit on these four VLGC vessels was estimated to be $33 million.
•	Estimated remaining net capital expenditures related to Frontline 2012's newbuilding program and estimated bank debt as of June 30, 2015 were estimated to be $1,155 million and $654 million, respectively.

Based on 249 million shares outstanding, the above assumptions yielded a NAV of $5.19 per Frontline 2012 share.

Frontline 2012 NAV
VLCC	USDm	881
Suezmax	"	750
LR2	"	928
MR	"	216
Value of fleet	USDm	2,774
Adjusted cash balance	"	175
STX Dalian Refund not received	"	26
Shares held	"	46
4 VLGC's sold to Avance	"	33
Other assets	"	48
Gross values	"	3,102
Remaining CAPEX	"	‐1,155
Bank debt	"	‐654
Net asset values	"	1,293
Shares outstanding	Mil	249
NAV per share	USD/s	5.19

Exchange ratio

An estimated NAV per Frontline share of $1.79 to 2.15 and an estimated NAV per Frontline 2012 share of $5.19 yields an exchange rate of 2.41 to 2.90 Frontline shares for each Frontline 2012 share.

Frontline		High	Base	Low
NAV	USDm	427	410	355
NAV	USD/s	2.15	2.07	1.79

Frontline 2012
NAV	USDm	1,293	1,293	1,293
NAV	USD/s	5.19	5.19	5.19

Exchange ratio1)		2.41	2.51	2.90

1) Frontline shares to be issued per Frontline 2012 share

Miscellaneous
The preparation of financial analyses and a fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Pareto believes that its analyses (and the summary set forth above) must be considered as a whole and that selecting portions of such analyses and factors considered by Pareto, without considering all of such analyses and factors, could create an incomplete view of the processes and judgments underlying the analyses performed and conclusions reached by Pareto and its opinion. Pareto did not attempt to assign specific weights to particular analyses.  Any estimates contained in Pareto's analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold.
Pareto's opinion was addressed to the Frontline Board in connection with and for the purpose of its evaluation of the Merger.  Pareto's opinion does not constitute a recommendation as to what course of action Frontline or the Frontline Board should pursue in connection with the Merger or Merger Transactions, or otherwise address the merits of the underlying decision by Frontline to engage in the Merger or Merger Transactions.  Pareto did not express any opinion as to the price at which any securities of Frontline or Frontline 2012 will trade either before or after the consummation of the Merger and the Merger Transactions.  Pareto did not express any opinion about the fairness of any compensation payable to any of Frontline's insiders in connection with the Merger Transactions.  Pareto's opinion did not constitute a recommendation to any shareholder of Frontline as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger and the Merger Transactions. In addition, Pareto was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Frontline, other than the unaffiliated holders of Frontline common shares. Pareto's analyses were prepared solely as part of Pareto's analysis of the fairness of the Merger Consideration, from a financial point of view, to Frontline and its unaffiliated shareholders and were provided to the Frontline Board in that capacity. Under the terms of Pareto's engagement, Frontline has agreed to pay Pareto for its financial advisory services in connection with the proposed transaction an aggregate fee of $600,000. No portion of such fee was contingent upon either the conclusion expressed in the opinion or whether the Merger Transactions are successfully completed.  In addition, Frontline has agreed to reimburse Pareto for its reasonable and documented out-of-pocket expenses up to $25,000, and to indemnify Pareto and related parties against liabilities relating to or arising out of its engagement.
In September 2013 Pareto acted as co-lead manager and book-runner for a private placement of Frontline 2012 ordinary shares and Pareto received $576,000 in compensation for its role in the private placement. Other than such private placement, during the last two years, neither Pareto nor any of its affiliates has had any material relationship with the Frontline, Frontline 2012 or any other party to the contemplated Merger Transaction in which compensation was received or is intended to be received by Pareto as a result of such relationship, except that certain affiliates of Pareto have provided certain financial services, including advising with respect to equity and debt transactions and mergers and acquisitions and shipbrokering and chartering services to certain companies affiliated with Mr. Fredriksen.  Such affiliates of Pareto have received customary compensation for such services.  Pareto may provide financial or other services to Frontline, Frontline 2012, their affiliates and other companies affiliated with Mr. Fredriksen in the future, and in connection with any such services Pareto may receive compensation. As of the date hereof, Pareto does not have any ownership of equity securities in the Frontline.

As part of its investment banking business, Pareto is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. The Pareto group has from time to time provided investment banking and related services to various entities, including Frontline and Frontline 2012, which might enter into a transaction with Frontline and for which Pareto has received customary fees, and it is contemplated that Pareto may provide investment banking and related services to such entities in the future. In addition, in the ordinary course of its business, affiliates of Pareto may have long or short positions, either on a discretionary or nondiscretionary basis, for their own account or for those of its clients, in the debt and equity securities (or related derivative securities) of Frontline.
Vessel Valuations of the Appraisers
The Appraisers, Fearnley's and Nordic provided valuations of the vessels contained in the fleets of both Frontline and Frontline 2012. These valuations were used as basis for the NAV calculations by the management team of each company and to assist the independent financial advisors in drafting their fairness opinions.  A copy of the valuations is attached to the joint proxy statement/prospectus as Appendix F.
The Appraisers are engaged every quarter end to provide the valuations based on their qualifications, experience, and reputations and because they are approved appraisers from the lenders, and the companies report the valuations to their lenders.
The valuations were based on comparable reference sales. Shipbrokers are able to refer to actually concluded sales of comparable tonnage for most types, sizes and ages of standard ship types, typically standard bulk carriers, and crude or product tankers. The Appraisers then make adjustments based on differences between the ships sold and the one to be valued. These adjustments are made based on quantitative or qualitative differences. Quantitative differences include size, age, capacities, cargo handling equipment, and class survey positions of the vessels. Qualitative differences, which are more difficult to assess, include reputation of building yard, the main engine manufacturers and ship designs of the vessels. These characteristics are hard to quantify, and there will be different opinions on such issues between Appraisers. Furthermore, these factors may vary in importance depending on the market situation, and the value each Appraiser puts on such issues. However, one or several reference sales will give a fairly good indication of the value the market puts on similar vessels with similar tonnage.
Miscellaneous
The Companies obtained the appraisals in the ordinary course of business in relation to the fleet valuation and did not pay any fees for the appraisals.
Certain Effects of the Merger
Conversion of Issued and Outstanding Frontline 2012 Common Shares
Upon the Merger Agreement being adopted by the Frontline 2012 shareholders and the Frontline shareholders in accordance with the Merger Transactions and the other conditions to the closing of the Merger being satisfied or waived, Frontline 2012 will be merged with and into Merger Sub, a wholly-owned subsidiary of Frontline, with Frontline 2012 continuing as the surviving company and as wholly-owned subsidiary of Frontline. Each issued and outstanding Frontline 2012 common share, other than shares cancelled pursuant to the Merger Transactions and any Dissenting Shares, will be cancelled and will be converted automatically into the right to receive a number of Frontline common shares equal to the exchange ratio. See "The Merger Agreement" for a complete description of the Merger Agreement. Frontline 2012 may be absorbed into Frontline at some time after the completion of the Merger.
Effect on Ownership Structure of Frontline
At the time of the delivery of Frontline common shares as Merger Consideration, the shareholders of Frontline 2012 will have ownership interests in Frontline and rights as Frontline shareholders. Therefore, Frontline 2012's shareholders will participate alongside Frontline's shareholders in any earnings or growth of Frontline following the Merger and will benefit from any increase in the value of Frontline following the Merger.
Upon the consummation of the Merger, each Frontline common share issued and outstanding immediately prior to the Merger, other than any Frontline common shares owned by Frontline 2012 or any direct or indirect wholly-owned subsidiary of Frontline 2012, will remain issued and outstanding after the Merger without change or adjustment, and each Frontline common share owned by Frontline 2012 or any direct or indirect wholly-owned subsidiary of Frontline 2012 will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto.

Effect on Listing, Registration and Status of Frontline 2012 and Frontline 2012 Common Shares
Upon the completion of the Merger, Frontline 2012 will remain on the Register of Companies in Bermuda but will be a wholly-owned subsidiary of Frontline. All rights to Frontline 2012 common shares registered with the VPS will be deleted and Frontline 2012 will be deregistered from the NOTC.
Effect on Organization and Management of Frontline
Upon the completion of the Merger, the corporate management team and employees of Frontline will manage the Combined Company. Inger M. Klemp, who currently serves as the principal financial officer of Frontline 2012 and Frontline, will continue to serve as the principal financial officer of Frontline.
Plans for the Companies if the Merger is Not Completed
If the Merger is not completed, Frontline 2012 and Frontline will continue their respective businesses as separate companies. Frontline 2012 and Frontline may in such event continue to explore and pursue merger and growth opportunities together or with other companies.
Interests of Certain Persons in the Merger
In considering the recommendation of the Disinterested Directors of each of the Boards, you should be aware that certain of Frontline 2012's and Frontline's executive officers and directors may have interests in the transaction that are different from, or are in addition to, the interests of Frontline 2012's and Frontline's shareholders. The Frontline Board and Frontline 2012 Board were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend the Merger. See "The Merger—Background and Reasons for the Merger."
Frontline 2012 Directors
Certain members of the Frontline 2012 Board of Directors are affiliated with Frontline and have conflicts of interest in evaluating the Merger. Mr. Jensen and Ms. Georgina Sousa therefore recused themselves from the Frontline 2012 Board vote due to their financial interest in the Merger and their relationship or employment, as applicable, with Frontline or other Hemen Related Companies. For additional information on these members of the Frontline 2012 Board, see "Other Important Information Regarding the Companies ."
Frontline Directors
Certain members of the Frontline Board of Directors are affiliated with Frontline 2012 and have conflicts of interest in evaluating the Merger.  Each of Mr. Fredriksen, Mr. Macleod, Ms. Blankenship and Ms. Sousa therefore recused themselves from the Frontline Board vote due to their financial interest in the Merger and their relationship or employment, as applicable, with Frontline 2012 or other Hemen Related Companies. For additional information on these members of the Frontline Board, see "Other Important Information Regarding the Companies ."
Frontline 2012 Executive Officers
Three of the officers of Frontline 2012 are affiliated with Frontline. Mr. Macleod, Ms. Klemp and Ms. Sousa serve as the principal executive officer, principal financial officer and Company Secretary, respectively, of Frontline 2012. For additional information on Mr. Macleod, Ms. Klemp and Ms. Sousa, see "Other Important Information Regarding the Companies ."
Frontline Executive Officers
Certain executive officers of Frontline are affiliated with Frontline 2012.  Ms. Klemp and Ms. Sousa serve as principal financial officer and Company Secretary, respectively, of Frontline and Frontline 2012. For additional information on these executive officers, see "Other Important Information Regarding the Companies ."
Treatment of Grants Under Frontline 2012 and Frontline Equity Plans
Frontline 2012 Equity Plans.  Frontline 2012 does not have, and has not had since its inception, any equity plans in place.
Frontline Equity Plan. The Merger Transactions will have no effect on the options issued under the Frontline equity incentive plan.

Directors of the Companies Post-Merger
The Board of Directors of Frontline will not change as result of the Merger.  After the Merger, the Board of Directors of Frontline 2012 will consist of Mses. Kate Blankenship, Inger M. Klemp and Georgina Sousa, until their successors are duly elected and qualified.
Security Ownership by Frontline 2012 Management
Robert Hvide Macleod currently owns 326,488 common shares in Frontline 2012, and will accordingly have the right to receive approximately 832,544 common shares of Frontline at the time of the completion of the Merger.
Inger M. Klemp currently owns 284,115 common shares in Frontline 2012, and will accordingly have the right to receive approximately 724,493 common shares of Frontline at the time of the completion of the Merger.
Jens Martin Jensen currently owns 80,191 common shares in Frontline 2012, and will accordingly have the right to receive approximately 204,487 common shares of Frontline at the time of the completion of the Merger.
Hans Petter Aas currently owns 20,000 common shares in Frontline 2012, and will accordingly have the right to receive approximately 51,000 common shares of Frontline at the time of the completion of the Merger.
Kate Blankenship currently owns 3,810 common shares in Frontline 2012, and will accordingly have the right to receive approximately 9,715 common shares of Frontline at the time of the completion of the Merger.
Security Ownership by Frontline Management
Inger M. Klemp owns 16,000 Frontline common shares, and Kate Blankenship owns 2,000 Frontline common shares.  Their share ownership will not change as result of the Merger. Trusts established by Mr. Fredriksen, Frontline's Chairman, for the benefit of his immediate family, indirectly control the Hemen Shareholder, a Cyprus holding company that owns 26,304,053 common shares of Frontline. Mr. Fredriksen disclaims beneficial ownership of the 26,304,053 Common Shares held by the Hemen Shareholder, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by the Hemen Shareholder.
Indemnification and Insurance
Frontline has agreed to cause the Combined Company to, out of the assets of the Combined Company, indemnify and hold harmless each individual who at the effective time of the Merger is, or at any time prior to the effective time of the Merger was, a director or officer of Frontline 2012 or any of its subsidiaries with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses in connection with any action whenever asserted based on, arising out of, in whole or in part, (i) the fact that an indemnitee was a director or officer of Frontline 2012 or any of its subsidiaries and (ii) acts or omissions by an indemnitee in the indemnitee's capacity as a director, officer, employee or agent of Frontline 2012 or any of its subsidiaries or taken at the request of Frontline 2012 or one of its subsidiaries, at, or at any time prior to, the effective time of the Merger, to the fullest extent that Frontline 2012 or its subsidiaries would be required to indemnify the indemnitees under the Frontline 2012 charter documents or those of any of its subsidiaries. For the six (6) year period commencing immediately after the effective time of the Merger, the Combined Company will maintain in effect Frontline 2012's current directors' and officers' liability insurance covering acts or omissions occurring at or prior to the Merger with respect to those individuals who are currently covered by Frontline 2012's directors' and officers' liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of the Merger Transactions provided, however, that, if the aggregate premium for such "tail" policy will exceed 200% of the annual premium paid by Frontline 2012 in its last completed fiscal year, then Frontline will provide or cause to be provided a policy for the applicable individuals with the greatest coverage as will then be available for a cost not exceeding 200% of the annual premium paid by Frontline 2012 in its last completed fiscal year.
In the event that Frontline, Frontline 2012 or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or Combined Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Frontline or Frontline 2012 will assume all of the indemnification and insurance obligations set forth herein.

Nothing in the Merger Agreement is intended to, will be construed to or will release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to Frontline 2012, or any of its subsidiaries, for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided in the Merger Agreement is not prior to or in substitution for any such claims under such policies.
Listing of Frontline Common Shares
Frontline has agreed to use its reasonable best efforts to cause the Frontline common shares issuable in the Merger to be approved for listing on NYSE and the Oslo Stock Exchange as promptly as practicable after the date of the Merger Transactions and in any event prior to the consummation of the Merger, and Frontline 2012 will cooperate with Frontline with respect to such approval.
Exchange Agent
Prior to the effective time of the Merger, and in any case not later than the date on which Frontline 2012 will mail the joint proxy statement/prospectus to the holders of Frontline 2012 common shares, Frontline plans to enter into an agreement with an exchange agent reasonably acceptable to Frontline 2012 for the payment of the Merger Consideration described in the Merger Agreement.
Dissenters' Rights
The appraisal remedy available to shareholders who are dissenters is contained in Section 106(6A) of the Companies Act 1981 of Bermuda, which provides, among others things:
•	The appraisal right is a right to be cashed out of the company at 'fair value', as determined by the Supreme Court of Bermuda (the "Court");
•	Only a person who is a registered shareholder may invoke the appraisal remedy;
•	Only a person who did not vote in favor of the merger may make an application to the Court;
•	The boards of Frontline and Frontline 2012 are required to state the "the fair value" each board has determined for the shares in the notice of the respective special general meetings;
•	The right to apply to the Court MUST be exercised within ONE (1) MONTH after the date of the notice convening the special general meeting to consider the resolution to approve the merger is deemed to have been received;
•	In the event that a dissenter is successful in his appraisal proceedings, only a person who is a party to that appraisal application may benefit from the Court's judgment that the fair value is greater than the price offered by the issuer. Each dissenter has to make its own application under Section 106(6A).
Fair Value of the Frontline 2012 shares under the terms of the Merger Transactions
Under Bermuda law, in the event of a merger of a Bermuda company with another company or corporation, any shareholder of the Bermuda company is entitled to receive fair value for its shares. Frontline 2012's board of directors considers the fair value for each Frontline 2012 common share to be the Merger Consideration (2.55 common shares of Frontline) providing Frontline 2012 shareholders with a value of approximately $6.579 for each Frontline 2012 common share, based on the closing price of the Frontline common shares on July 1, 2015, the day before the public announcement of the proposed merger.

THE FRONTLINE SPECIAL GENERAL MEETING
This section contains information for Frontline's shareholders about the Special General Meeting that Frontline has called to allow its shareholders to consider and authorize and approve the Merger Transactions. Together with this joint proxy statement/prospectus, Frontline is sending a notice of the Special General Meeting and a form of proxy that Frontline's Board is soliciting for use at the Special General Meeting.
Date, Time and Place
The Special General Meeting of Frontline's shareholders will be held on       , at 9:30 a.m., local time, at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road Hamilton, HM 08 Bermuda, unless adjourned or postponed to a later date.
Matters to be Considered
At the Special General Meeting, Frontline shareholders will be asked to:
1.	To consider and vote upon a proposal to authorize and approve the Merger Transactions by and among Frontline, Frontline 2012 and Merger Sub, pursuant to which Frontline 2012 will merge into Merger Sub, a wholly-owned subsidiary of Frontline, pursuant to which Frontline 2012 Ltd. will become a wholly-owned subsidiary of Frontline.
Proxies
If you are a shareholder of record (that is, you hold share certificates registered in your own name) on                          , 2015, you may attend the Special General Meeting and vote in person, or you may vote by proxy. You may vote by proxy by completing and returning the proxy card accompanying this joint proxy statement/prospectus or by telephone or through the Internet by following the instructions described on your proxy card. If your shares are held through a bank, broker, trustee or other nominee (that is, if your shares are held beneficially in "street name"), you will receive separate voting instructions from your bank, broker, trustee or other nominee with your proxy materials. Although most banks, brokers, trustees and other nominees offer telephone and Internet voting, availability and specific processes will depend on their voting arrangements. You can revoke a proxy at any time before the vote is taken at the Special General Meeting by submitting a properly executed proxy of a later date by mail, telephone or Internet, or by attending the Special General Meeting and voting in person. Communications about revoking Frontline proxies should be addressed to:
If your shares are held beneficially in street name, you should follow the instructions of your bank, broker, trustee or other nominee regarding the revocation of proxies.
All shares represented by valid proxies that Frontline receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" the approval of the Merger Transactions. The Frontline Board is currently unaware of any other matters that may be presented for action at the Special General Meeting. If other matters properly come before the Special General Meeting, or at any adjournment or postponement of the Special General Meeting, Frontline intends that shares represented by properly submitted proxies will be voted, or not voted, by and in accordance with the best judgment of the persons named as proxies on the proxy card.
Record Date
The Frontline Board has fixed the close of business on                              , 2015 as the Record Date for determining the Frontline shareholders entitled to receive notice of and to vote at the Special General Meeting.
Vote Required
Authorization and approval of the Merger Transactions requires the affirmative vote of more than 50% of the votes cast by the holders of the common shares of Frontline on the Record Date present, in person or by proxy, and voting at the Special General Meeting. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of Frontline on the Record Date be in attendance in person or by proxy at such Special General Meeting. Only Frontline shareholders of record on the Record Date will be entitled to vote at the Special General Meeting. You are entitled to one vote for each full share of Frontline common shares you held as of the Record Date.

The Frontline Board urges Frontline shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage paid envelope, or to vote by telephone or through the Internet.
A non-vote generally occurs when a bank, broker, trustee or other nominee holding shares on your behalf does not vote on a proposal because the bank, broker, trustee or other nominee has not received your voting instructions and lacks discretionary power to vote the shares.
Voting of Shares Owned by Directors and Officers
As of the date of this proxy statement/prospectus, directors and executive officers of Frontline, other than Mr. Fredriksen, and their affiliates owned (directly or indirectly) and had the right to vote approximately 0.01% of the issued and outstanding common shares of Frontline entitled to be voted at the Special General Meeting. Frontline currently expects that its directors and executive officers will vote such shares "FOR" the authorization and approval of the Merger Transactions.
The Hemen Shareholder and certain of its affiliates, including Frontline, and the directors and officers of Frontline 2012, own approximately 67.0% of the issued and outstanding common shares of Frontline 2012. The Hemen Shareholder and certain of its affiliates, including Ship Finance, and the directors and officers of Frontline, own approximately 41.0% of the issued and outstanding common shares of Frontline. The Hemen Shareholder, Frontline 2012 and certain directors and officers of Frontline 2012 and Frontline have entered into the Voting Agreement with the Companies for the shares they own in Frontline 2012 and Frontline, respectively, pursuant to which, among other things and subject to certain conditions, the Hemen Shareholder, Frontline 2012 and certain directors and officers of Frontline 2012 and Frontline have agreed to vote their shares in favor of approval of the Merger.
Voting by Telephone or Through the Internet
Many shareholders of Frontline have the option to submit their proxies or voting instructions by telephone or electronically through the Internet instead of submitting proxies by mail on the enclosed proxy card. Please note that there are separate arrangements for using the telephone and the Internet depending on whether your share certificates are registered in your name or in the name of a brokerage firm or bank. You should check your proxy card or the voting instruction form forwarded by your broker, bank, trustee or other nominee of record to see which options are available.
Frontline shareholders of record may submit proxies:
•	By telephone: Use any touch tone telephone to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you call. You will be prompted to enter your control number(s), which is located on your proxy card, and then follow the directions given.
•	Through the Internet: Use the Internet to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you access the website. You will be prompted to enter your control number(s), which is located on your proxy card, to create and submit an electronic ballot.
Please note that although there is no charge to you for voting by telephone or electronically through the Internet, there may be costs associated with electronic access such as usage charges for Internet service providers and telephone companies. Frontline does not cover these costs; they are solely your responsibility.
Delivery of Proxy Materials
To reduce the expenses of delivering duplicate proxy materials to Frontline shareholders, Frontline is relying upon SEC rules that permit us to deliver only one joint proxy statement/prospectus to multiple shareholders who share an address unless it receives contrary instructions from any shareholder at that address. If you share an address with another shareholder and have received only one joint proxy statement/prospectus, you may contact our information agent as specified below to request a separate copy of this document and it will promptly send it to you at no cost to you:
Recommendations of the Frontline Board
The Frontline Board's Disinterested Directors have determined that the Merger Transactions are in the best interests of Frontline's shareholders. The Frontline Board's Disinterested Directors unanimously recommend that Frontline shareholders vote "FOR" the authorization and approval of the Merger Transactions.

THE FRONTLINE 2012 SPECIAL GENERAL MEETING
This section contains information for Frontline 2012's shareholders about the Special General Meeting that Frontline 2012 has called to allow its shareholders to consider and authorize and approve the Merger Transactions. Together with this joint proxy statement/prospectus, Frontline 2012 is sending a notice of the Special General Meeting and a form of proxy that Frontline 2012's Board is soliciting for use at the Special General Meeting.
Date, Time and Place
The Special General Meeting of Frontline 2012's shareholders will be held on       , 2015, at 10:00 a.m., local time, at Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road Hamilton, HM 08 Bermuda, unless adjourned or postponed to a later date.
Matters to be Considered
At the Special General Meeting, Frontline 2012 shareholders will be asked to:
1.	To consider and vote upon a proposal to authorize and approve the Merger Transactions by and among Frontline, Frontline 2012 Ltd. and Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline, pursuant to which Frontline 2012 Ltd. will become a wholly-owned subsidiary of Frontline.
Proxies
If you are a shareholder of record on                               , 2015, you may attend the Special General Meeting and vote in person, or you may vote by proxy. No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarized certified copy of that power of attorney, is sent to DNB Bank ASA (for holders of shares registered in the VPS) or Frontline 2012's Company Secretary, to reach the DNB Bank ASA or Frontline 2012's Company's Secretary by no later than 48 hours before the time for holding the meeting.
Holders of common shares in Frontline 2012 registered on the NOTC and held through VPS should return their proxy form to:
DNB Bank ASA
Registrars Department
P.O. Box 1600 Sentrum
0021 Oslo
Norway
Or via e-mail to: vote@dnb.no

You may vote by proxy by completing and returning the proxy card accompanying this joint proxy statement/prospectus by following the instructions described on your proxy card. If your shares are held through a bank, broker, trustee or other nominee (that is, if your shares are held beneficially in "street name"), you will receive separate voting instructions from your bank, broker, trustee or other nominee with your proxy materials. You can revoke a proxy at any time before the vote is taken at the Special General Meeting by submitting a properly executed proxy of a later date by e-mail, telefax or postal mail.
If your shares are held beneficially in street name, you should follow the instructions of your bank, broker, trustee or other nominee regarding the revocation of proxies.
All shares represented by valid proxies that Frontline 2012 receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" the approval of the Merger Transactions. The Frontline 2012 Board is currently unaware of any other matters that may be presented for action at the Special General Meeting. If other matters properly come before the Special General Meeting, or at any adjournment or postponement of the Special General Meeting, Frontline 2012 intends that shares represented by properly submitted proxies will be voted, or not voted, by and in accordance with the best judgment of the persons named as proxies on the proxy card.

Record Date
The Frontline 2012 Board has fixed the close of business on                          , 2015 as the Record Date for determining the Frontline 2012 shareholders entitled to receive notice of and to vote at the Special General Meeting.
Vote Required
Authorization and approval of the Merger Transactions requires the affirmative vote of 75% or more of the votes cast by the holders of the common shares of Frontline 2012 as of the Record Date present, in person or by proxy, and voting at the Special General Meeting. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of Frontline 2012 as of the Record Date are in attendance in person or by proxy at such Special General Meeting. Only Frontline 2012 shareholders of record as of the Record Date will be entitled to vote at the Special General Meeting. You are entitled to one vote for each full share of Frontline 2012 common shares you held as of the Record Date.
The Frontline 2012 Board urges Frontline 2012 shareholders to complete, date and sign the accompanying proxy card and return it promptly in accordance with the instructions set out in the proxy card.
A non-vote generally occurs when a bank, broker, trustee or other nominee holding shares on your behalf does not vote on a proposal because the bank, broker, trustee or other nominee has not received your voting instructions and lacks discretionary power to vote the shares.
Voting of Shares Owned by Directors and Officers
As of the date of this proxy statement/prospectus, directors and executive officers of Frontline 2012, other than Mr. Fredriksen, and their affiliates owned (directly or indirectly) and had the right to vote approximately 0.29% of the issued and outstanding common shares of Frontline 2012 entitled to be voted at the Special General Meeting. Frontline 2012 currently expects that its directors and executive officers will vote such shares "FOR" the authorization and approval of the Merger Transactions and "FOR" the proposal to adjourn or postpone the Special General Meeting, if necessary or appropriate, including to solicit additional proxies.
The Hemen Shareholder and certain of its affiliates, including Frontline, and the directors and officers of Frontline 2012, own approximately 67.0% of the issued and outstanding common shares of Frontline 2012. The Hemen Shareholder and certain of its affiliates, including Ship Finance, and the directors and officers of Frontline, own approximately 41.0% of the issued and outstanding common shares of Frontline. The Hemen Shareholder, Frontline 2012 and certain directors and officers of Frontline 2012 and Frontline have entered into the Voting Agreement with the Companies for the shares they own in Frontline 2012 and Frontline, respectively, pursuant to which, among other things and subject to certain conditions, the Hemen Shareholder, Frontline 2012 and certain directors and officers of Frontline 2012 and Frontline have agreed to vote their shares in favor of approval of the Merger.
Recommendations of the Frontline 2012 Board
The Frontline 2012 Board's Disinterested Directors have determined that the Merger Transactions is in the best interests of Frontline 2012's shareholders and has unanimously approved the Merger. The Frontline 2012 Board's Disinterested Directors unanimously recommend that Frontline 2012 shareholders vote "FOR" the authorization and approval of the Merger Transactions.

INFORMATION ABOUT THE COMPANIES
Frontline Ltd.
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08 Bermuda
1 (441) - 295 6935
Frontline is an international shipping company that was incorporated in Bermuda in 1992. Its principal offices are located in Hamilton, Bermuda. Frontline is engaged primarily in the ownership and operation of crude oil tankers, and is also involved in the charter, purchase and sale of vessels. As of June 30, 2015 Frontline's tanker fleet consists of 23 vessels and is comprised of 14 Very Large Crude Carriers, or VLCCs, and nine Suezmax tankers. Two Suezmax tankers are owned by Frontline and the remaining 21 vessels are chartered in. Frontline also has 10 VLCCs, 8 Suezmax tankers, 10 LR2/Aframax tankers and 16 MR/Handysize tankers under commercial management, including the Frontline 2012 vessels.  Frontline's common shares began trading on the NYSE on August 6, 2001, and since that date, Frontline's common shares are listed on the New York Stock Exchange  and the Oslo Stock Exchange under the symbol "FRO." Frontline's common shares are currently also listed on the London Stock Exchange under the symbol "FRO , " but Frontline has begun proceedings to delist its shares from the London Stock Exchange.
Frontline 2012 Ltd.
Par-la-Ville Place, 14 Par-la-Ville Road
Hamilton, HM 08 Bermuda
1 (441) - 295 6935
Frontline 2012 is an international shipping company that was incorporated in Bermuda in 2011. Its principal offices are located in Hamilton, Bermuda. Frontline 2012 is engaged primarily in the ownership and operation of crude oil and product tankers. As of June 30, 2015 Frontline 2012 owns or controls 44 vessels, including six modern VLCCs, six modern Suezmax tankers, six MR tankers, four LR2 tankers, and newbuilding contracts consisting of four VLCC newbuildings, six Suezmax tanker newbuildings and 12 LR2 newbuildings. Frontline 2012's common shares are registered on the Norwegian Over-The-Counter list.

OTHER IMPORTANT INFORMATION REGARDING THE COMPANIES
Directors and Officers of the Companies
Frontline currently has five Directors. In accordance with Frontline's Bye-laws the number of Directors shall be such number not less than two as Frontline's shareholders by Ordinary Resolution may from time to time determine, and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. There will be no change to the Board of Directors of Frontline as a result of the Merger.
Frontline's directors and officers are currently as follows:
Name	Age	Position
John Fredriksen	71	Chairman and Director
Kate Blankenship	50	Director and Audit Committee Chairman
Georgina Sousa	65	Director
Ola Lorentzon	65	Director
Robert Hvide Macleod *	36	Principal Executive Officer and Director
Inger M. Klemp*	51	Principal Financial Officer
*	Mr. Macleod and Ms. Klemp are the Chief Executive Officer and the Chief Financial Officer , respectively, of Frontline Management AS and serve as principal officers of Frontline under an arrangement with Frontline Management AS.
Frontline's directors and officers after the completion of the Merger are expected to be as follows:
Name	Age	Position
John Fredriksen	71	Chairman and Director
Kate Blankenship	50	Director and Audit Committee Chairman
Georgina Sousa	65	Director
Ola Lorentzon	65	Director
Robert Hvide Macleod *	36	Principal Executive Officer and Director
Inger M. Klemp*	51	Principal Financial Officer
*	Mr. Macleod and Ms. Klemp are the Chief Executive Officer and the Chief Financial Officer , respectively, of Frontline Management AS and will serve as principal officers of Frontline under an arrangement with Frontline Management AS.
Frontline 2012 currently has six Directors. In accordance with Frontline 2012's Bye-laws the number of Directors shall be such number not less than two as Frontline 2012's shareholders by Ordinary Resolution may from time to time determine, and each Director shall hold office until the next annual general meeting following his election or until his successor is elected. It is expected that the current directors of Frontline 2012 will resign effective as of the Merger, and that the sole shareholder of Frontline 2012 after the Merger, Frontline, will appoint Mses. Kate Blankenship, Inger M. Klemp and Georgina Sousa as directors of Frontline 2012.
Frontline 2012's directors and executive officers are currently as follows:
Name	Age	Position
John Fredriksen	71	Chairman and Director
Kate Blankenship	50	Director
Georgina Sousa	65	Director and Secretary
Jens Martin Jensen	51	Director
Paul Leand	48	Director
Hans Petter Aas	69	Director
Robert Hvide Macleod*	36	Principal Executive Officer
Inger M. Klemp*	51	Principal Financial Officer

*	Mr. Macleod and Ms. Klemp are the Chief Executive Officer and the Chief Financial Officer, respectively, of Frontline Management AS and serve as principal officers of Frontline 2012 under an arrangement with Frontline Management AS.

Frontline 2012's directors and executive officers after the Merger are expected to be as follows:
Name	Age	Position
Kate Blankenship	50	Director
Georgina Sousa	65	Director and Secretary
Robert Hvide Macleod*	36	Principal Executive Officer
Inger M. Klemp*	51	Principal Financial Officer and Director
*	Mr. Macleod and Ms. Klemp are the Chief Executive Officer and the Chief Financial Officer , respectively, of Frontline Management AS and will serve as principal officers for Frontline 2012 under an arrangement with Frontline Management AS.
Biographies of Directors and Officers of the Frontline Before and After the Merger
John Fredriksen has served as Chairman of the Board and a director of Frontline since November 3, 1997 , and served as its Chief Executive Officer and President from 1997 to 2015 .  Mr. Fredriksen has established trusts for the benefit of his immediate family which indirectly control the Hemen Shareholder, the largest shareholder of Frontline 2012.  Mr. Fredriksen is Chairman, President and a director of a related party Seadrill Limited, a Bermuda company listed on the Oslo Stock Exchange and New York Stock Exchange. He is also Chairman and a director of Frontline 2012 Ltd., whose principal shareholder is the Hemen Shareholder. He is also Chairman, President and a director of a related party Golden Ocean Group Limited, a Bermuda company listed on NASDAQ and the Oslo Stock Exchange whose principal shareholder is Hemen.
Kate Blankenship has been a director of Frontline since August 2003. Ms. Blankenship joined Frontline in 1994 and served as Frontline's Chief Accounting Officer and Company Secretary until October 2005. Ms. Blankenship has been a Director of Ship Finance International Limited since October 2003.  Ms. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Independent Tankers Corporation Limited since February 2008, Frontline 2012 Ltd. since December 2011, Seadrill Partners LLC since June 2012 and Avance Gas Holdings Limited, or Avance Gas, since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.
Georgina E. Sousa has been a director of Frontline since April 2013 and has been employed by Frontline since February 2007. Ms. Sousa is also a director of Frontline 2012 Ltd., Golar LNG Limited and Golden Ocean Group Limited and has served as Secretary of Frontline Shipping Limited since March 2007. Prior to joining Frontline, Ms. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration. From 1976 to 1982, she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.
Ola Lorentzon has been a director of Frontline since May 29, 2015. Mr. Lorentzon is also a director and Chairman of Golden Ocean Group Limited, Erik Thun AB and Laurin Shipping AB.  Mr. Lorentzon was the Managing Director of Frontline Management AS from April 2000 until September 2003.
Robert Hvide Macleod has been a director of Frontline since May 29, 2015 and has served as Chief Executive Officer of Frontline Management AS since November 2014. He currently serves as principal executive officer for both Frontline and Frontline 2012. Mr. Macleod was employed by the A.P. Moller Group from 2002 to 2004 and Glencore-ST Shipping from 2004 to 2011. He is the founder of Highlander Tankers AS. Mr. Macleod holds a Maritime Business (Hons) degree from Plymouth University.
Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006. She currently serves as principal financial officer for both Frontline and Frontline 2012. Ms. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008 and served as Chief Financial Officer of Golden Ocean Group Limited from September 2007 to March 2015. Ms. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Ms. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Prior to joining Frontline, Ms. Klemp was Assistant Director Finance in Color Group ASA and Group Financial Manager in Color Line ASA, an OSE listed company and before that was Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market and a lending officer of Fokus Bank ASA.

Biographies of Directors and Officers of Frontline 2012 After the Merger
Kate Blankenship has been a director of Frontline 2012 Ltd. since December 2011. Ms. Blankenship joined Frontline in 1994 and served as its Chief Accounting Officer and Company Secretary until October 2005. Ms. Blankenship has been a director of Frontline since August 2003. Ms. Blankenship has been a Director of Ship Finance International Limited since October 2003.  Ms. Blankenship has served as a director of Golar LNG Limited since July 2003, Golden Ocean Group Limited since November 2004, Seadrill Limited since May 2005, Archer Limited since August 2007, Golar LNG Partners LP since September 2007, Independent Tankers Corporation Limited since February 2008, Seadrill Partners LLC since June 2012 and Avance Gas Holdings Limited, or Avance Gas, since October 2013. She is a member of the Institute of Chartered Accountants in England and Wales.
Georgina E. Sousa has been a director of Frontline 2012 since 2011.  She has been a director of Frontline since April 2013 and has been employed by it since February 2007. Ms. Sousa is also a director of Golar LNG Limited and Golden Ocean Group Limited. Prior to joining Frontline, Ms. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration. From 1976 to 1982, she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.
Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006. She currently serves as principal financial officer of both Frontline and Frontline 2012. Ms. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008 and has served as Chief Financial Officer of Golden Ocean Group Limited from September 2007 to March 2015. Ms. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Ms. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Prior to joining Frontline, Ms. Klemp was Assistant Director Finance in Color Group ASA and Group Financial Manager in Color Line ASA, an OSE listed company and before that was Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market and a lending officer of Fokus Bank ASA.
Robert Hvide Macleod has been a director of Frontline since May 29, 2015 and has served as Chief Executive Officer of Frontline Management AS since November 2014. He currently serves as principal executive officer for both Frontline and Frontline 2012. Mr. Macleod was employed by the A.P. Moller Group from 2002 to 2004 and Glencore-ST Shipping from 2004 to 2011. He is the founder of Highlander Tankers AS. Mr. Macleod holds a Maritime Business (Hons) degree from Plymouth University.
Security Ownership of Certain Beneficial Owners and Management of Frontline
The following table presents certain information as of the date of this joint proxy statement/prospectus and certain information after giving effect to the Merger regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than five percent of our issued and outstanding common shares, and our directors and officers.
As of July 31, 2015, the beneficial interests of Frontline's Directors and officers in Frontline's Common Shares were as follows:

Director or Officer	Common Shares of $1.00 each	Options to acquire Common Shares which have vested	Percentage of Common Shares Outstanding
John Fredriksen*	*	—	*
Kate Blankenship	2,000	—		**
Inger M. Klemp	16,000	20,000		**

*	Trusts established by Mr. Fredriksen, Frontline's Chairman, for the benefit of his immediate family, indirectly control the Hemen Shareholder, a Cyprus holding company that owns 26,304,053 common shares of Frontline. Mr. Fredriksen disclaims beneficial ownership of the 26,304,053 Common Shares held by the Hemen Shareholder, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by the Hemen Shareholder.
**	Less than 1%.

Share Option Scheme

In November 2006, Frontline's board of directors approved a share option plan, which was replaced in 2009 with the Frontline Ltd. Share Option Scheme, or the Frontline Share Option Scheme. The Frontline Share Option Scheme permits the board of directors, at its discretion, to grant options to acquire shares in Frontline to employees and directors of Frontline or its subsidiaries. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by Frontline in the period from the date of grant until the date the option is exercised, provided the subscription price is never reduced below the par value of the share. The options granted under the plan vest equally over three years and have a five year term. There is no maximum number of shares authorized for awards of equity share options and authorized, un-issued or treasury shares of Frontline may be used to satisfy exercised options.

In April 2011, Frontline granted 145,000 share options to directors and employees. No options have been granted since then. See Note 25 to Frontline's audited Consolidated Financial Statements incorporated by reference herein for more details on the Frontline Share Option Scheme.

Details of options to acquire Frontline's Common Shares by Frontline's Directors and officers as of July 31, 2015, were as follows:

	Number of options
Director or Officer	otal	Vested	Exercise price	Expiration Date

Inger M. Klemp	20,000	20,000	NOK 130.46	April 2016

The following table presents certain information as of July 31, 2015, regarding the ownership of Frontline's Common Shares with respect to each shareholder whom Frontline knows to beneficially own more than 5% of its outstanding Common Shares.

Owner	Common Shares Amount	%
Hemen Holding Ltd.	26,304,053	13.26
Ship Finance International Limited	55,000,000	27.73

As of July 31, 2015, 198,375,854 of Frontline's Common Shares were issued and outstanding.

Frontline's major shareholders have the same voting rights as its other shareholders. No corporation or foreign government owns more than 50% of Frontline's outstanding Common Shares. Frontline is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Frontline.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
Unless the context otherwise indicates or requires, in this section, references to "we", "us" and "our" and to the "Combined Company" are references to this combined company resulting from the Merger.
In the opinion of Seward & Kissel LLP, the Company's U.S. counsel, the following are the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of Frontline 2012 or Frontline common shares. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.
This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only those U.S. Holders and Non-U.S. Holders, each as defined below, of Frontline 2012 or Frontline common shares that hold their shares of Frontline 2012 or Frontline and will hold their shares of Frontline as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•	a financial institution;
•	a real estate investment trust;
•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);
•	an insurance company;
•	a regulated investment company or a mutual fund;
•	a "controlled foreign corporation" or a "passive foreign investment company";
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a holder of common shares subject to the alternative minimum tax provisions of the Code;
•	a holder of common shares that received Frontline 2012 or Frontline common shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;
•	a holder of common shares that has a functional currency other than the U.S. dollar;
•	a holder of common shares that holds Frontline 2012 or Frontline common shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or
•	a U.S. expatriate.
In addition, this discussion does not address tax consequence to any U.S Holder of Frontline 2012 common shares (a "10 Percent U.S. Shareholder") that owned, directly or indirectly, or constructively, at least ten (10) percent of the voting stock of Frontline 2012 or was otherwise a "United States shareholder" within the meaning of Section 951(b) of the Code at any time during the five year period ending on the date of the merger. Such 10 Percent U.S. Shareholder are encouraged to consult their own tax advisors with respect to the tax consequences of the merger to them.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Frontline 2012 or Frontline common shares, the U.S. federal income tax consequences of the transactions of a partner in such partnership (or owner of such entity) generally will depend on the status of the partner and the activities of the partnership (or entity). Any entity treated as a partnership for U.S. federal income tax purposes that holds Frontline 2012 or Frontline common shares, and any partners in such partnership, are encouraged to consult their own tax advisors with respect to the tax consequences of the merger in their specific circumstances.
The tax consequences of the transactions will depend on your specific situation. You are encouraged to consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.
Tax Characterization of the Merger
The parties intend for the Merger to be treated as a tax-free "reorganization" for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. This determination will not be binding on the Internal Revenue Service or any court. Frontline and Frontline 2012 have not sought and will not seek any ruling from the Internal Revenue Service regarding any matters relating to the transactions, and as a result, there can be no assurance that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.
Tax Consequences to Frontline 2012 and Frontline
Assuming that the Merger constitutes a "reorganization" within the meaning of Section 368(a) of the Code, we do not expect Frontline 2012 or Frontline to realize any taxable gain or loss for U.S. federal income tax purposes as a result of the Merger.
Taxation of the Company Following the Merger
After the Merger, we will derive substantially all of our gross income from the use and operation of vessels in international commerce which we refer to collectively as "shipping income." Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States and may be subject to U.S. federal income tax unless an exemption applies under Section 883 of the Code. Shipping income attributable to transportation exclusively between non-U.S. ports is not be subject to U.S. federal income tax.
Frontline currently qualifies for exemption from U.S. federal income tax on its U.S. source shipping income under Section 883 of the Code. However, Frontline 2012 does not so qualify.  In order to qualify for this exemption following the Merger, we must satisfy (among other requirements) a stock ownership requirement. Under this requirement, our shares must be "primarily traded" and "regularly traded" on an "established securities market" in the United States or certain foreign countries.
The Treasury Regulations provide that stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Frontline's common shares are currently "primarily traded" on the New York Stock Exchange, and following the Merger, our common shares will be "primarily traded" on the New York Stock Exchange.
Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an "established securities market" if one or more classes of our common shares representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the "listing requirement." Since our common shares will be listed on the New York Stock Exchange, we will satisfy the listing requirement.
The Treasury Regulations further require that with respect to each class of common shares relied upon to meet the listing requirement: (i) such class is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which we refer to as the "trading frequency test;" and (ii) the aggregate number of common shares traded on such market is at least 10% of the average number of shares of such class outstanding during such year, or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test." We believe that our common shares will satisfy the trading frequency and volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common shares, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, our common shares would not be considered to be "regularly traded" on an "established securities market" if 50% or more of the outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares (a "5% Stockholder"), which we refer to as the "5% Override Rule."
In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that within the group of 5% Stockholders there are sufficient "qualified shareholders" for purposes of Section 883 of the Code to preclude "non-qualified shareholders" in such group from owning actually or constructively 50% or more of our common shares for more than half the number of days during the taxable year.
Prior to the Merger, Frontline was were not subject to the 5% Override Rule and, therefore, believed that it satisfied the Publicly-Traded Test. After the Merger, it is expected that our common shares may be owned by one or more 5% Shareholders (each of whom are non-qualified shareholders) for more than half the number of days during our taxable year. If this were to be the case, then we may not be able to qualify for exemption from U.S. federal income tax on our U.S.-source shipping income under Section 883.
To the extent the benefits of Section 883 of the Code are unavailable with respect to any item of U.S. source shipping income, our U.S. source shipping income, to the extent not considered to be "effectively connected" with a U.S. trade or business, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. For example, based on the activity of Frontline and Frontline 2012 for the 2014 taxable year, if the Combined Company had been subject to U.S. federal income tax, it would have had an aggregate tax liability of approximately $1 million.
Tax Consequences to U.S. Holders of Frontline 2012 Common Shares
For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of Frontline 2012 or Frontline common shares that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
Assuming that Merger constitutes a "reorganization" within the meaning of Section 368(a) of the Code, upon the exchange of Frontline 2012 common shares for Frontline common shares or cash in lieu of a fractional share thereof, a U.S. Holder of Frontline 2012 common shares will not recognize gain or loss upon exchanging its Frontline 2012 common shares for Frontline common shares, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Frontline common shares, as described below. The aggregate tax basis of Frontline common shares that received pursuant to the Merger (including any fractional share deemed received and sold as described below) will equal the U.S. Holder's aggregate adjusted tax basis in the Frontline 2012 common shares surrendered in the Merger. Such aggregate adjusted tax basis will be allocated between the Frontline common shares received in the Merger and any fractional share based on their relative fair market values. A U.S. Holder's holding period for Frontline common shares that received pursuant to the Merger (including any fractional share deemed received and sold as described below) will include the U.S. Holder's holding period for Frontline 2012 common shares surrendered in the Merger.
A U.S. Holder who receives cash in lieu of a fractional share of Frontline common shares will be treated as having received the fractional share of Frontline common shares pursuant to the exchange and then as having sold that fractional share of Frontline common shares for cash. As a result, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received and the basis in the U.S. Holder's fractional share of Frontline common shares as set forth above. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the closing date, the holding period for such fractional share (as described above) is greater than one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

A U.S. Holder that acquired different blocks of Frontline 2012 common shares at different times or different prices is encouraged to consult his or her tax advisor regarding the manner in which gain or loss should be determined in his or her specific circumstances.
Tax Consequences to Frontline U.S. Holders of Frontline Common Shares
We do not expect U.S. Holders of Frontline common shares to recognize any taxable gain or loss for U.S. federal income tax purposes as a result of the merger.
Tax Consequences to Non-U.S. Holders
As used herein "Non-U.S. Holders" means any person (other than a partnership) who is not a U.S. Holder, as defined above.
We do not expect Non-U.S. Holders of Frontline 2012 or Frontline common shares to recognize any taxable gain or loss for U.S. federal income tax purposes as a result of the Merger.
Holders of Frontline 2012 or Frontline common shares are urged to consult their tax advisors with respect to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.
Backup Withholding
If you are a U.S. non-corporate holder of Frontline 2012 common shares you may be subject, under certain circumstances, to backup withholding at a rate of 28% on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:
•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal you will receive and otherwise comply with all the applicable requirements of the backup withholding rules; or
•	provide proof acceptable to Frontline and the exchange agent that you are otherwise exempt from backup withholding.
Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the Internal Revenue Service.
You may be subject to various U.S. information reporting obligations with respect to the merger. Each holder is encouraged to consult his or her tax advisors regarding the application of any information reporting obligations.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus, and the documents to which we refer you in this joint proxy statement /prospectus , as well as information included in oral statements or other written statements made or to be made by either Frontline 2012 or Frontline, contain statements that, in our opinion, may constitute forward-looking statements. Statements containing words such as "expect," "anticipate," "believe," "estimate," "likely" or similar words that are used herein or in other written or oral information conveyed by or on behalf of the Companies, are intended to identify forward-looking statements. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Companies. Such forward-looking statements are not guarantees of future events. Actual results may differ, even materially, from those contemplated by the forward-looking statements due to, among others, the following factors:
•	the shareholders of Frontline or Frontline 2012 may not adopt the Merger Transactions;
•	litigation in respect of the Merger could delay or prevent the closing of the Merger;
•	the Companies may be unable to obtain third party, governmental or regulatory approvals required for the Merger, or required third party, governmental and regulatory approvals may delay the Merger or result in the imposition of conditions that could cause the parties to abandon the Merger;
•	the parties may be unable to complete the Merger because, among other reasons, conditions to the closing of the Merger may not be satisfied or waived;
•	developments beyond the parties' control, including but not limited to, changes in political, economic, and competitive conditions;
•	we may not be able to incur additional debt;
•	the possibility that alternative acquisition proposals will or will not be made; or
•	the risk factors and other factors referred to in Frontline's reports filed with or furnished to the SEC.
Consequently, all of the forward-looking statements the Companies make in this document are qualified by the information contained or referred to herein, including, but not limited to, (i) the information contained under this heading and (ii) the information contained under the heading "Risk Factors" and that is otherwise disclosed in the annual report of Frontline on Form 20-F for the fiscal year ended 2014, filed with the SEC on March 16, 2015.
You should carefully consider the cautionary statements contained or referred to in this section in connection with any subsequent written or oral forward-looking statements that may be issued by the Companies or persons acting on their behalf. Except as required by law, the Companies undertake no obligation to update any of these forward-looking statements.

THE MERGER AGREEMENT
The following is a summary of material terms of the Merger Agreement. While Frontline and Frontline 2012 believe this description covers the material terms of the Merger Agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Merger Agreement, which is included as Appendix A to, and is incorporated by reference in, this joint proxy statement/prospectus. We urge you to read the Merger Agreement carefully.
The Merger
The Merger Agreement provides for the Merger of Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline, with and into Frontline 2012.  As a result of the Merger, Frontline 2012, as the surviving company in the Merger, will become a wholly-owned subsidiary of Frontline.
Closing
The closing will occur no later than three (3) Business Days following the satisfaction or waiver of the conditions set forth in the Merger Agreement, or on such other date as Frontline 2012 and Frontline may mutually agree.
Effective Time
Frontline 2012 and Frontline have agreed to (i) on or prior to the closing of the Merger, execute and deliver the Bermuda Merger Agreement; (ii) on or prior to the closing of the Merger, cause an application for registration of the surviving company to be executed and delivered to the Registrar of the Companies in Bermuda; and (iii) cause to be included in the merger application a request that the Registrar of the Companies in Bermuda issue the certificate of merger with respect to the Merger on the closing of the Merger.  The Merger will be effective upon the issuance of such certificate of Merger by the Registrar of the Companies.
Effects of the Merger
Upon completion of the Merger, Frontline 2012 will become a wholly-owned subsidiary of Frontline.  At some time after the Merger, Frontline may determine to merge Frontline 2012 into Frontline.
Board of Directors of Frontline and Frontline 2012
The Board of Directors of Frontline is not expected to change as result of the Merger.  It is expected that the current directors of Frontline 2012 will resign effective as of the Merger, and that the sole shareholder of Frontline 2012 after the Merger, Frontline, will appoint Mses. Kate Blankenship, Inger M. Klemp and Georgina Sousa as directors of Frontline 2012.
Effect on Share Capital; Merger Consideration; Exchange of Certificates
Effect on Share Capital
Upon completion of the Merger:
No Effect on Frontline Common Shares. The Merger will have no effect on issued and outstanding Frontline common shares.
Conversion of Frontline 2012 Common Shares. Each share of Frontline 2012 common shares (other than Dissenting Shares and any shares to be cancelled as described below) will be cancelled and converted automatically into 2.55 shares of Frontline common shares.
Cancellation of Treasury Shares and Frontline-Owned Shares. Each Frontline 2012 common share held in the treasury of Frontline 2012, and each Frontline 2012 common share owned by Frontline or any direct or indirect wholly-owned subsidiary of Frontline immediately prior to the Merger, will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto.
Dissenting Shares. Any Dissenting Shares will be cancelled, but will not entitle their holders to receive any Frontline common shares, and will be converted into the right to receive the fair value (provided that if a dissenting shareholder fails to perfect effectively, withdraws or waives or loses such dissenters' rights action, such dissenting shareholder will be entitled to receive Frontline common shares).

Exchange of Certificates or Non-Certificated Shares
Exchange Agent. Prior to the Merger, and in any case not later than the date on which Frontline 2012 has agreed to mail the joint proxy statement/prospectus to the holders of Frontline 2012 common shares, Frontline has agreed to enter into an agreement or arrangement with an exchange agent in connection with the conversion of Frontline 2012 common shares. At or immediately after the Merger, Frontline has agreed to authorize the exchange agent to issue an aggregate number of Frontline common shares equal to the Merger Consideration, as well as certificates or non-certificated Frontline common shares in book-entry form evidencing such shares.  Any of such Merger Consideration shares not required to be issued to the holders of Frontline 2012 common shares will be sold by the Exchange Agent on Frontline's behalf and the proceeds used to pay cash in lieu of fractional shares to holders of Frontline 2012 common shares.  Frontline has agreed to also make available from time to time to the exchange agent additional cash, if needed, sufficient to pay cash in lieu of fractional shares.
Exchange Procedures for holders of Frontline 2012 Common Shares registered on NOTC. The holders of Frontline 2012 common shares registered on NOTC as of the date of the closing of the Merger, which will be registered as holders of shares in Frontline 2012 in Frontline 2012's register of shareholders with the VPS on the second trading day after the date of the closing of the Merger, the VPS Record Date, will automatically receive common shares in Frontline as Merger Consideration without any further action on the part of the shareholder. For each share recorded as held in Frontline 2012 as of expiry of the VPS Record Date, each holder of such Frontline 2012 share will receive 2.55 common shares in Frontline, rounded down to the nearest whole common share. Frontline will not issue any fractional common shares and each holder of a fractional share interest will be paid an amount in cash (without interest). Holders of Frontline 2012 shares cancelled pursuant to the Merger Agreement and any Dissenting Shares will not receive Merger Consideration.
For the purposes of determining the right to Merger Consideration, Frontline 2012 will look solely to its register of shareholders with the VPS as of the expiry of the VPS Record Date, which will show Frontline 2012 shareholders as of expiry of the date of the closing of the Merger.
No Fractional Shares. Frontline has agreed not to issue any fractional shares of Frontline common shares upon the completion of the Merger, and fractional share interests will not entitle the owner to any rights of a shareholder of Frontline. Instead, each holder of a fractional share interest will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the closing price of a share of Frontline common shares on the NYSE on the last trading day immediately preceding the effective time of the Merger.
No Further Ownership Rights. The Merger Consideration issued and paid upon conversion of any Frontline 2012 common shares will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Frontline 2012 common shares subject, however, to Frontline's obligation to pay any dividends or other distributions with a record date prior to the Merger that have been declared or made by Frontline 2012 on such Frontline 2012 common shares in accordance with the Merger Agreement and which remain unpaid at the effective time of the Merger.
Adjustments to Exchange Ratio. The exchange ratio has been agreed to be adjusted to reflect the effect of any stock split, reverse stock split, stock subdivision, stock bonus issue, stock dividend (including any dividend or distribution of securities convertible into Frontline common shares or Frontline 2012 common shares), reorganization, recapitalization, reclassification, share consolidation, combination, exchange of share or other like change with respect to Frontline common shares or Frontline 2012 common shares after execution of the Merger Agreement and before the Merger.
Termination of Exchange Fund. Any portion of the exchange fund made available to the exchange agent in respect of any Dissenting Shares has been agreed to be returned to Frontline, upon demand. In addition, any portion of the exchange fund remaining undistributed to the Frontline 2012 shareholders for six months after the Merger has been agreed to be delivered to Frontline, upon demand, and any Frontline 2012 shareholders may look only to Frontline for the Merger Consideration and any dividends or distributions with respect to Frontline common shares to which they are entitled. Any portion of the exchange fund that remains unclaimed by Frontline 2012 shareholders immediately prior to the time such amounts would otherwise escheat to or become property of any governmental authority will, to the extent permitted by law, become Frontline's property free and clear of any claims or interest of any person previously entitled thereto.
No Liability. Frontline has agreed to not be liable to any Frontline 2012 shareholders for any Frontline common shares (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to any abandoned property, escheat or similar law.
Withholding Rights. Frontline is entitled to deduct and withhold from the Merger Consideration otherwise payable to any Frontline 2012 shareholder the amounts it is required to deduct and withhold under any provision of tax law, or any provision of state, local or foreign tax law, if any. If withheld, those amounts will be treated for purposes of the Merger Agreement as having been paid to the Frontline 2012 shareholder.

Transfer Books
At the effective time of the Merger, the register of members of Frontline 2012 has agreed to be closed and there will be no further registration of transfers of Frontline 2012 common shares thereafter on the records of Frontline 2012. From and after the effective time of the Merger, the holders of Frontline 2012 common shares issued and outstanding immediately prior to the effective time of the Merger will cease to have any rights with respect to such Frontline 2012 common shares, except as otherwise provided by law.
Representations and Warranties of Frontline 2012
Under the Merger Agreement, Frontline 2012 has made various representations and warranties to Frontline, which are qualified by reference to a confidential disclosure letter to be delivered to Frontline and by other disclosures Frontline 2012 has filed with the NOTC on or after January 1, 2014, and, in many instances, by "Material Adverse Effect," materiality or similar qualifications. The representations and warranties relate to the following:
•	Organization, Qualification and Corporate Power
•	Authorization
•	Noncontravention
•	Capitalization
•	Frontline 2012 Subsidiaries
•	Financial Statements
•	Disclosure Documents
•	Taxes
•	Compliance with Laws, Governmental Authorizations
•	Absence of Certain Changes; No Undisclosed Liabilities
•	Tangible Personal Assets
•	Vessels; Maritime Matters
•	Contracts
•	Litigation
•	Employee Benefits
•	Labor and Employment Matters
•	Environmental
•	Insurance
•	Fees
•	Takeover Statutes
•	Interested Party Transactions
•	Certain Business Practices
For purposes of conditions to closing the Merger, the representations and warranties of Frontline 2012 must be true and correct in all respects (without giving effect to materiality or "Material Adverse Effect" (as described below) qualifications) except when the failure to be true and correct would not have a Material Adverse Effect.

Representations and Warranties of Frontline
Under the Merger Agreement, Frontline has made various representations and warranties to Frontline 2012, which are qualified by reference to a confidential disclosure letter to be delivered to Frontline 2012 and by publicly available documents Frontline has filed with the SEC, the London Stock Exchange and the Oslo Stock Exchange prior to the date of the Merger Agreement, and, in many instances, by "Material Adverse Effect," materiality or similar qualifications. The representations and warranties relate to the following:
•	Organization, Qualification and Corporate Power
•	Authorization
•	Noncontravention
•	Capitalization
•	Frontline Subsidiaries
•	Frontline SEC Filings
•	Financial Statements
•	Taxes
•	Compliance with Laws, Governmental Authorizations
•	Absence of Certain Changes; No Undisclosed Liabilities
•	Tangible Personal Assets
•	Vessels; Maritime Matters
•	Contracts
•	Litigation
•	Employee Benefits
•	Labor and Employment Matters
•	Environmental
•	Insurance
•	Fees
•	Takeover Statutes
•	Interested Party Transactions
•	Certain Business Practices
For purposes of conditions to closing the Merger, the representations and warranties of Frontline must be true and correct in all respects (without giving effect to materiality or "Material Adverse Effect" (as described below) qualifications) except when the failure to be true and correct would not have a Material Adverse Effect.

Frontline 2012 Material Adverse Effect
With respect to Frontline 2012, "Material Adverse Effect" means a material adverse effect on the financial condition, business, assets (including Frontline 2012's owned or leased vessels, save for ordinary wear and tear), liabilities or results of operations of Frontline 2012 and its subsidiaries, taken as a whole, or any event, circumstance or effect that materially impairs the ability of the parties to perform their respective obligations under the Merger Agreement or materially delays the consummation of the Merger.
However, any change arising from the following events will not be considered a Material Adverse Effect:
•	changes in applicable law or GAAP;
•	changes in the global financial or securities markets or general global economic or political conditions;
•	changes or conditions generally affecting the industry in which Frontline 2012 and its subsidiaries operate;
•	acts of war, sabotage or terrorism or natural disasters; or
•	the announcement or consummation of the Merger;
provided that the effect of any of the above exceptions (other than the announcement or consummation of the merger) does not disproportionately affect Frontline 2012 and its subsidiaries, taken as a whole, relative to other entities operating in the industry in which Frontline 2012 and its subsidiaries operate.
Frontline Material Adverse Effect
With respect to Frontline, "Material Adverse Effect" means a material adverse effect on the financial condition, business, assets, liabilities or results of operations of Frontline and its subsidiaries or any event, circumstance or effect that materially impairs the ability of the parties to perform their respective obligations under this Merger Agreement or materially delays the consummation of the Merger.
However, any change arising from the following events will not be considered a Material Adverse Effect:
•	changes in applicable law or GAAP;
•	changes in the global financial or securities markets or general global economic or political conditions;
•	changes or conditions generally affecting the industry in which Frontline and its subsidiaries operate;
•	acts of war, sabotage or terrorism or natural disasters; or
•	the announcement or consummation of the Merger;
provided that the effect of any matter referenced above (other than the announcement or consummation of the merger) will only be excluded to the extent that such matter does not disproportionately affect Frontline and its subsidiaries, taken as a whole, relative to other entities operating in the industry in which Frontline and its subsidiaries operate.
Conduct Pending the Merger
Operation of the Businesses of the Parties
The Merger Agreement requires Frontline 2012 and Frontline to conduct their respective businesses (and the businesses of their respective subsidiaries) in the ordinary course and in a manner consistent with past practice and to use its reasonable best efforts to (i) preserve their business organization, goodwill and material assets, (ii) maintain in effect all governmental authorizations required to carry on its business as now conducted; (iii) keep available the services of current officers and other employees and maintain its present relationships with customers, suppliers and other persons with which it has a business relationship.

Limitations on Conduct
The Merger Agreement also places limitations (subject to exceptions or the consent of the Frontline or Frontline 2012, as the case may be) on Frontline 2012 and Frontline (and their respective subsidiaries) taking the following actions:
•	amending its certificate of formation, limited liability company agreement, memorandum or articles of association or incorporation, bye-laws or other charter or organizational documents;
•	declaring, setting aside or paying any dividends;
•	splitting, subdividing, combining, consolidating or reclassifying any of its share or convertible securities;
•	issuing or authorizing the issuance of any other securities;
•	purchasing, redeeming or otherwise acquiring any of its shares or convertible securities;
•	taking any action that would result in any amendment, modification or change of any term of, or material default under, any indebtedness;
•	issuing, delivering, selling, granting, pledging, charging, transferring, subjecting to any lien or otherwise encumbering or disposing of any of its share or convertible securities, or amending any term of any of its share or convertible securities;
•	accelerating or delaying the payment of any accounts payable or other liability or the collection of notes or accounts receivable, other than in the ordinary course of business;
•	incurring more than $5,000,000 of capital expenditures, in the aggregate, other than in connection with the currently scheduled dry docking of vessels and currently scheduled payments under newbuilding contracts;
•	acquiring or committing to acquire all or any substantial portion of a business or person or division thereof or any assets or properties involving a price in excess of $1,000,000 individually or $5,000,000 in the aggregate;
•	entering into or materially amending, modifying, extending or terminating any material contract or any interested party transaction;
•	selling, leasing, licensing, pledging, transferring, subjecting to any lien or otherwise disposing of, any of its assets or properties except sales of used equipment in the ordinary course of business and permitted liens incurred in the ordinary course of business;
•	adopting a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization or entering into an agreement with respect to the voting of its shares or other securities;
•	except in the ordinary course of business consistent with past practice, granting to any current or former director, officer, employee or consultant of Frontline 2012 or Frontline, or any of their respective subsidiaries, as the case may be, any increase or enhancement in compensation;
•	except in the ordinary course of business consistent with past practice, granting to any current or former director or executive officer or employee of Frontline 2012 or Frontline, or any of their respective subsidiaries, as the case may be, any severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course of any such person to the extent required under applicable law or existing benefit plans or existing policy;

•	except in the ordinary course of business consistent with past practice, adopting, entering into or amending or committing to adopt, enter into or amend any benefit plan except for amendments as required under applicable law or pursuant to the terms of such plan;
•	except as required by GAAP, rules or regulations of the SEC or SEC interpretations and pronouncements, making any change in any method of accounting principles, method or practices;
•	incurring or issuing any indebtedness, making any loans, advances or capital contributions to, or investments in, any other person, or repaying or satisfying any indebtedness;
•	changing any method of tax accounting, making or changing any material tax election, filing any material amended return, settling or compromising any material tax liability, failing to complete and file, consistent with past practice, all tax returns required to be filed, failing to pay all amounts shown due on such tax returns, agreeing to an extension or waiver of the statute of limitations with respect to the assessment or determination of material taxes, entering into any closing agreement with respect to any material tax, surrendering any right to claim a material tax refund, offsetting or otherwise reducing tax liability or taking into account on any tax return required to be filed prior to the Merger any adjustment or benefit arising from the Merger;
•	instituting, settling, or agreeing to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other governmental authority;
•	disclosing, or consenting to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;
•	waiving, releasing or assigning any claims or rights having a value of $200,000 individually or $1,000,000 in the aggregate;
•	failing to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect;
•	knowingly or intentionally taking, or agreeing to take, any action that would or is reasonably likely to result in any of the conditions to the Merger not being satisfied, or would make any representation or warranty of the parties contained herein inaccurate in any material respect at or prior the Merger, or that would materially impair the ability of the parties to consummate the Merger or delay such consummation;
•	directly or indirectly (i) purchasing or constructing any vessel or entering into any contract for the purchase or construction of any vessel, (ii) selling or otherwise disposing of any vessel or entering into any contract for the sale or disposal of any vessel, (iii) entering into any contract for the bareboat charter-out of any vessel or for a time charter-out longer than two years of any vessel, (iv) deferring scheduled maintenance of any vessel, (v) departing from any normal drydock and maintenance practices or discontinuing replacement of spares in operating the vessels; or
•	authorizing or entering into a contract or arrangement to take any of the actions described above.
Access to Information
Each of Frontline 2012 and Frontline has agreed to (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of Frontline 2012 and Frontline, and their respective subsidiaries, as applicable and (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request.

Notice of Developments
Each of Frontline 2012 and Frontline has agreed to give prompt written notice to the other of any event that has had or would reasonably be expected to, individually or in the aggregate, give rise to a Material Adverse Effect.
No Solicitation by Frontline
Frontline has agreed to (and Frontline has agreed to cause its subsidiaries or any of its subsidiaries' representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations with any third party and its representatives and its financing sources conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below) or efforts to obtain an Acquisition Proposal. During the period between the date of the Merger Agreement and the earlier of the termination of the Merger Agreement or the effective time of the Merger, Frontline has agreed not to (and Frontline has agreed to cause it or its subsidiaries' representatives not to), directly or indirectly:
•	solicit, initiate, or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to the submission of any Acquisition Proposal;
•	enter into or participate in any discussions or negotiations with, furnish any information relating to Frontline or any of its subsidiaries or afford access to the business, properties, assets, books or records of Frontline or any of its subsidiaries to any third party with respect to inquiries regarding, or the making of, an Acquisition Proposal;
•	fail to make, withdraw, or modify and amend in a manner adverse to Frontline 2012 the recommendation of the Frontline Board or recommend any other Acquisition Proposal; or
•	approve, endorse, recommend, enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, with the exception of a confidentiality agreement with a third party to whom Frontline is permitted to provide information in accordance with the Merger Agreement.
Notwithstanding these restrictions:
•	Prior to (but not at any time after) obtaining the approval of the Merger Transactions from Frontline's shareholders, if Frontline receives a bona fide, written Acquisition Proposal from a third party after the date of the Merger Agreement (that has not been withdrawn) that did not result from a breach or violation of the provisions of the Merger Agreement and, prior to taking any action described below, (x) the Frontline Board reasonably believes in good faith, after consultation with outside legal counsel that (i) such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below) and (ii) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to its shareholders under applicable law and (y) Frontline shall have complied with certain requirements in the Merger Agreement, then Frontline may, in response to such Acquisition Proposal, directly or indirectly through its representative thereafter furnish to such third party or its representatives or financing sources non-public information relating to Frontline or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Frontline 2012) provided that all such information provided or made available to such third party (to the extent that such information has not been previously provided or made available to Frontline 2012) is provided or made available to Frontline 2012, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party); and
•	Prior to obtaining the approval of the Merger Transactions from Frontline's shareholders, if a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of Frontline and occurring or arising after the date of the Merger Agreement that was not known or reasonably foreseeable by the Frontline Board as of or prior to the date of the Merger Agreement (such material fact, event, change development or set of circumstances affecting the business, assets or operations of the Company, an "Intervening Event"), becomes known to the Frontline Board and Frontline Board determines in good faith, after consultation with its financial advisors, that in light of such Intervening Event, the failure of the Frontline Board, as applicable, to fail to make, withdraw, or modify or amend its recommendation (an "Adverse Recommendation Change") is reasonably likely to result in a breach of its fiduciary duties under applicable law, the Frontline Board may affect an Adverse Recommendation Change; however, Frontline must give Frontline 2012 at least three (3) calendar days prior written notice advising Frontline 2012 that the Frontline Board intends to take such action and specifying the facts underlying the Frontline Board's determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and during such three (3) day calendar period, if requested by Frontline 2012, Frontline will engage in good faith negotiations with Frontline 2012 to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change, and following such three (3) calendar day period the Frontline Board will have considered in good faith any proposed amendments to the Merger Agreement and any related agreements and determined in good faith, after consultation with its financial advisors, taking into account any changes to the Merger Agreement or any related agreements made or proposed in writing by Frontline 2012, that such amendments would not obviate the need for an Adverse Recommendation Change in response to such Intervening Event.

In addition, prior to (but not at any time from or after) obtaining approval of the Merger Transactions from Frontline's shareholders, the Frontline Board may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of the Merger Agreement and the Frontline Board determines in good faith, after consultation with its financial advisors, that in light of such Superior Proposal, the failure of the Frontline Board to take such action is reasonably likely to result in a breach of its fiduciary duties to its shareholders under applicable law, provided that:
•	the Frontline Board promptly notifies Frontline 2012, in writing within three (3) calendar days before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that Frontline has received an Acquisition Proposal that the Frontline Board has determined to be a Superior Proposal and that the Frontline Board intends to make an Adverse Recommendation Change;
•	the Frontline Board attaches to such notice a copy of the most current version of the proposed transaction agreements relating to the Superior Proposal and discloses the identity of the third party making such superior proposal;
•	during such three (3) calendar day period, if requested by Frontline 2012, the Frontline Board has, and directed its representatives to, engaged in negotiations with Frontline 2012 in good faith to amend the Merger Agreement or any related agreement in such a manner that the Superior Proposal ceases to constitute a Superior Proposal; and
•	following such three (3) calendar day period, the Frontline Board shall have considered in good faith any proposed amendments to the Merger Agreement and any related agreements and determines in good faith, after consultation with its financial advisors, taking into account any changes to the Merger Agreement or any related agreement proposed by Frontline 2012, that such Superior Proposal continues to be a Superior Proposal; (provided, that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal would require the Frontline Board to provide a new written notice to Frontline 2012 and a new period of three (3) calendar days and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any such three (3) calendar day period).
No Solicitation by Frontline 2012
Frontline 2012 has agreed to (and Frontline 2012 has agreed to cause its subsidiaries or any of its subsidiaries' representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations with any third party and its representatives and its financing sources conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below) or efforts to obtain an Acquisition Proposal. During the period between the date of the Merger Agreement and the earlier of the termination of the Merger Agreement or the effective time of the Merger, Frontline 2012 has agreed not to (and Frontline 2012 has agreed not to (and Frontline 2012 has agreed to cause it or its subsidiaries' representatives not to), directly or indirectly:
•	solicit, initiate, or knowingly take any action to facilitate or encourage or assist any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to the submission of any Acquisition Proposal;
•	enter into or participate in any discussions or negotiations with, furnish any information relating to Frontline 2012 or any of its subsidiaries or afford access to the business, properties, assets, books or records of Frontline 2012 or any of its subsidiaries to any third party with respect to inquiries regarding, or the making of, an Acquisition Proposal;
•	fail to make, withdraw, or modify and amend in a manner adverse to Frontline the recommendation of the Frontline 2012 Board or recommend any other Acquisition Proposal; or
•	approve, endorse, recommend, enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, with the exception of a confidentiality agreement with a third party to whom Frontline 2012 is permitted to provide information in accordance with the Merger Agreement.

Notwithstanding these restrictions:
•	Prior to (but not at any time after) obtaining the approval of the Merger Transactions from Frontline 2012's shareholders, if Frontline 2012 receives a bona fide, written Acquisition Proposal from a third party after the date of the Merger Agreement (that has not been withdrawn) that did not result from a breach or violation of the provisions of the Merger Agreement and, prior to taking any action described in clauses (A) and (B) below, (x) the Frontline 2012 Board reasonably believes in good faith, after consultation with outside legal counsel that (i) such Acquisition Proposal constitutes or could reasonably be expected to lead to a superior proposal (as defined below) and (ii) the failure to take such action is reasonably likely to result in a breach of its fiduciary duties to its stockholders under applicable law and (y) Frontline 2012 shall have complied with certain requirements in the Merger Agreement, then the Company may, in response to such Acquisition Proposal, directly or indirectly through its representative thereafter furnish to such third party or its representatives or financing sources non-public information relating to Frontline 2012 or any of its subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Frontline) provided that all such information provided or made available to such third party (to the extent that such information has not been previously provided or made available to Frontline) is provided or made available to Frontline, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such third party); and
•	Prior to obtaining the approval of the Merger Transactions from Frontline 2012's shareholders, if a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of Frontline 2012 and occurring or arising after the date of the Merger Agreement that was not known or reasonably foreseeable by the Frontline 2012 Board as of or prior to the date of the Merger Agreement (such material fact, event, change development or set of circumstances affecting the business, assets or operations of the Company, an "Intervening Event"), becomes known to the Frontline 2012 Board and Frontline 2012 Board determines in good faith, after consultation with its financial advisors, that in light of such Intervening Event, the failure of the Frontline 2012 Board, as applicable, to fail to make, withdraw, or modify or amend its recommendation (an "Adverse Recommendation Change") is reasonably likely to result in a breach of its fiduciary duties under applicable law, the Frontline 2012 Board may affect an Adverse Recommendation Change; however, Frontline 2012 must give Frontline at least three (3) calendar days prior written notice advising Frontline that the Frontline 2012 Board intends to take such action and specifying the facts underlying the Frontline 2012 Board's determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and during such three (3) day calendar period, if requested by Frontline, Frontline 2012 will engage in good faith negotiations with Frontline to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change, and following such three (3) calendar day period the Frontline 2012 Board will have considered in good faith any proposed amendments to the Merger Agreement and any related agreements and determined in good faith, after consultation with its financial advisors of nationally recognized reputation, taking into account any changes to the Merger Agreement or any related agreements made or proposed in writing by Frontline, that such amendments would not obviate the need for an Adverse Recommendation Change in response to such Intervening Event.
In addition, prior to (but not at any time from or after) obtaining approval of the Merger Transactions from Frontline 2012's shareholders, the Frontline 2012 Board may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of the Merger Agreement and the Frontline 2012 Board determines in good faith, after consultation with its financial advisors, that in light of such Superior Proposal, the failure of the Frontline 2012 Board to take such action is reasonably likely to result in a breach of its fiduciary duties to its shareholders under applicable law, provided that:
•	the Frontline 2012 Board promptly notifies Frontline, in writing within three (3) calendar days before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that Frontline 2012 has received an Acquisition Proposal that the Frontline 2012 Board has determined to be a Superior Proposal and that the Frontline 2012 Board intends to make an Adverse Recommendation Change;

•	the Frontline 2012 Board attaches to such notice a copy of the most current version of the proposed transaction agreements relating to the Superior Proposal and discloses the identity of the third party making such superior proposal;
•	during such three (3) calendar day period, if requested by Frontline Ocean, the Frontline 2012 Board has, and directed its representatives to, engaged in negotiations with Frontline in good faith to amend the Merger Agreement or any related agreement in such a manner that the Superior Proposal ceases to constitute a Superior Proposal; and
•	following such three (3) calendar day period, the Frontline 2012 Board shall have considered in good faith any proposed amendments to the Merger Agreement and any related agreements and determines in good faith, after consultation with its financial advisors, taking into account any changes to the Merger Agreement or any related agreement proposed by Frontline, that such Superior Proposal continues to be a Superior Proposal; (provided, that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal would require the Frontline 2012 Board to provide a new written notice to Frontline and a new period of three (3) calendar days and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any such three (3) calendar day period).
Litigation
Frontline has agreed to promptly advise Frontline 2012 of any pending or threatened action against it or any of its subsidiaries or any of their respective officers or directors relating to the Merger Transactions and has agreed to keep Frontline 2012 informed and consult with Frontline 2012 regarding the status of the action on an ongoing basis. Frontline has also agreed to cooperate with and give Frontline 2012 the opportunity to consult with respect to the defense or settlement of any such action.
Frontline 2012 has agreed to promptly advise Frontline of any pending or threatened action against it or any of its subsidiaries or any of their respective officers or directors relating to the Merger Transactions and has agreed to keep Frontline informed and consult with Frontline regarding the status of the action on an ongoing basis. Frontline 2012 has also agreed to cooperate with and give Frontline the opportunity to consult with respect to the defense or settlement of any such action.
Shareholders' Meetings
Each of Frontline 2012 and Frontline have agreed under the Merger Agreement to duly call, give notice of and hold a meeting of their respective shareholders as promptly as practical for the purpose of voting upon the approval of the Merger Transactions. Each of Frontline 2012 and Frontline are required to use reasonable best efforts to hold these shareholders' meetings on the same day as soon as practical after the date on which the Registration Statement becomes effective. Each of Frontline 2012 and Frontline must use reasonable best efforts to solicit from its shareholders proxies in favor of the Merger Transactions and must take all other action necessary or advisable to secure the required vote or consent of its shareholders.
Further Assurances
After the Merger, the officers and directors of the Combined Company have agreed to be authorized to execute and deliver, in the name and on behalf of Frontline 2012 or Frontline, any deeds, bills of sale, assignments or assurances, and to take and do any other actions and things to vest, perfect or confirm of record or otherwise in the Combined Company any right, title and interest in the properties or assets of Frontline 2012 and Frontline acquired or to be acquired by the Combined Company in connection with the Merger.
Notices of Certain Events
Each of Frontline 2012 and Frontline has agreed to promptly notify the other of:
•	any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Merger;

•	any notice or other communication from any governmental authority in connection with the Merger;
•	any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Frontline 2012, Frontline or any of their respective subsidiaries, as the case may be, that, if pending on the date of the Merger Agreement, would have been required to have been disclosed pursuant to the Merger Agreement;
•	any inaccuracy of any representation or warranty contained in the Merger Agreement at any time that could reasonably be expected to cause any of the conditions to the Merger not to be satisfied; and
•	any failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement.
Indemnification and Insurance
Frontline has agreed to cause the Combined Company to, out of the assets of the Combined Company, indemnify and hold harmless each individual who at the effective time of the Merger is, or at any time prior to the effective time of the Merger was, a director or officer of Frontline 2012 or any of its subsidiaries with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses in connection with any action whenever asserted based on, arising out of, in whole or in part, (i) the fact that an indemnitee was a director or officer of Frontline 2012 or any of its subsidiaries and (ii) acts or omissions by an indemnitee in the indemnitee's capacity as a director, officer, employee or agent of Frontline 2012 or any of its subsidiaries or taken at the request of Frontline 2012 or one of its subsidiaries, at, or at any time prior to, the effective time of the Merger, to the fullest extent that Frontline 2012 or its subsidiaries would be required to indemnify the indemnitees under the Frontline 2012 charter documents or those of any of its subsidiaries. For the six (6) year period commencing immediately after the effective time of the Merger, the Combined Company will maintain in effect Frontline 2012's current directors' and officers' liability insurance covering acts or omissions occurring at or prior to the Merger with respect to those individuals who are currently covered by Frontline 2012's directors' and officers' liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of the Merger Agreement provided, however, that, if the aggregate premium for such "tail" policy will exceed 200% of the annual premium paid by Frontline 2012 in its last completed fiscal year, then Frontline will provide or cause to be provided a policy for the applicable individuals with the greatest coverage as will then be available for a cost not exceeding 200% of the annual premium paid by Frontline 2012 in its last completed fiscal year.
In the event that Frontline, the Combined Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or Combined Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Frontline or the Combined Company will assume all of the indemnification and insurance obligations set forth herein.
Nothing in the Merger Agreement is intended to, will be construed to or will release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to Frontline 2012, or any of its subsidiaries, for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided in the Merger Agreement is not prior to or in substitution for any such claims under such policies.
Exchange Listings
Frontline has agreed to use its reasonable best efforts to cause the common shares issuable in the Merger to be approved for listing on NYSE, subject to official notice of issuance to NYSE, as promptly as practicable after the date of the Merger Agreement and prior to the consummation of the Merger, and Frontline 2012 has agreed to cooperate with Frontline with respect to such approval. Frontline has also agreed to use its reasonable best efforts to file all necessary documents and take all necessary actions to cause the common shares to be listed on the Oslo Stock Exchange on or prior to the consummation of the Merger.

Conditions to the Merger
Conditions to the Obligations of Each Party
The respective obligations of each Party to effect the Merger are subject to the satisfaction of the following conditions:
•	approval of the Merger Transactions by the shareholders of Frontline 2012 and Frontline;
•	absence of any applicable law preventing or prohibiting the consummation of the Merger;
•	the Registration Statement having been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and no proceedings for that purpose having been initiated by the SEC;
•	listing of the Frontline common shares for trading and approval of listing of any Frontline common shares to be issued in connection of the Merger on NYSE and the Oslo Stock Exchange; and
•	not more than 5% of the aggregate number of Frontline common shares otherwise issuable to holders of Frontline 2012 common shares as a result of the Merger having taken all actions necessary to become dissenting shareholders.
Conditions to the Obligations of Frontline 2012
The obligations of Frontline 2012 to effect the Merger are further subject to the satisfaction by Frontline of the following conditions:

•	accuracy of the representations and warranties of Frontline, except where the failure to be accurate does not individually or in the aggregate have a Material Adverse Effect on Frontline;
•	receipt or completion of all consents, authorizations, waivers, orders, approvals, notices, expirations, filings and registrations;
•	performance by Frontline 2012 of all its covenants and obligations; and
•	absence of Material Adverse Effect on Frontline.
Conditions to the Obligations of Frontline
The obligations of Frontline to effect the Merger are further subject to the satisfaction by Frontline 2012 of the following conditions:
•	the accuracy of the representations and warranties of Frontline 2012, except where the failure to be accurate does not individually or in the aggregate have a Material Adverse Effect on Frontline 2012;
•	receipt or completion of all consents, authorizations, waivers, orders, approvals, notices, expirations, filings and registrations;
•	performance by Frontline of all its covenants and obligations;
•	absence of Material Adverse Effect on Frontline 2012.
Termination
The Merger Agreement may be terminated at any time prior to the completion of the Merger, notwithstanding the requisite approval of the Merger Transactions by the shareholders of Frontline 2012 and Frontline, as follows:
•	by mutual written agreement of Frontline 2012 and Frontline duly authorized by the Frontline 2012 Board and the Frontline Board; or

•	by either Frontline 2012 or Frontline if the Merger has not occurred on or before December 31, 2015; or
•	by either Frontline 2012 or Frontline if there is any applicable law that prohibits or prevents Frontline or Frontline 2012 from consummating the Merger and such prohibition will have become final and nonappealable; or
•	by Frontline 2012, upon Frontline's breach or failure to perform any of its covenants or obligations required, any representation or warranty of Frontline becoming untrue or any other event, change, circumstance, occurrence, effect or state of facts occurs, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate results or would reasonably be expected to result in a material breach and such material breach cannot be or, to the extent curable by Frontline, has not been cured by the earlier of (i) December 31, 2015 and (ii) twenty (20) days after the giving of written notice to Frontline of such breach or failure; or
•	by Frontline upon Frontline 2012's breach or failure to perform any of its covenants or obligations, any representation or warranty of Frontline 2012 becoming untrue or any other event, change, circumstance, occurrence, effect or state of facts occurs, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate results or would reasonably be expected to result in a Material Frontline 2012 Breach and such Material Frontline 2012 Breach cannot be or, to the extent curable by Frontline 2012, has not been cured by the earlier of (i) December 31, 2015 or (ii) twenty (20) days after the giving of written notice to Frontline 2012 of such breach or failure; or
•	by either Frontline or Frontline 2012 if either (i) the Frontline shareholders fail to approve the Merger Transactions, or (ii) the Frontline 2012 shareholders fail to approve the Merger Transactions; or
•	by Frontline if the Frontline Board recommends to the shareholders an Acquisition Proposal other than the Merger or resolves to do so or has entered into any letter of intent or similar document or any agreement, contract or commitment accepting an Acquisition Proposal other than the Merger; (ii) a tender offer or exchange offer for 15% or more of the issued and issued and outstanding shares of Frontline is commenced and the Frontline Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders; or (iii) the Frontline Board withdraws, modifies or changes its recommendation of the Merger Transactions in a manner adverse to Frontline 2012 (a "Frontline Triggering Event"); or
•	by Frontline 2012 if the Frontline 2012 Board recommends to the shareholders another than the Merger or resolves to do so or has entered into any letter of intent or similar document or any agreement, contract or commitment accepting an Acquisition Proposal other than the Merger; (ii) a tender offer or exchange offer for 15% or more of the issued and issued and outstanding shares of Frontline 2012 is commenced and the Frontline 2012 Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders; or (iii) the Frontline 2012 Board withdraws, modifies or changes its recommendation of the Merger Transactions in a manner adverse to Frontline (a "Frontline 2012 Triggering Event"); or
•	by Frontline, upon approval of the Frontline Board, if the Frontline Board determines, in its good faith judgment after consultation with legal counsel, that it is required by its fiduciary duties under applicable law to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (a "Frontline Superior Proposal Determination"); or
•	by Frontline 2012, upon the approval of the Frontline 2012 Board, if the Frontline 2012 Board determines, in its good faith judgment after consultation with legal counsel, that it is required by its fiduciary duties under applicable law to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (a "Frontline 2012 Superior Proposal Determination").

For the purposes of the discussion above, "Acquisition Proposal" means any offer, proposal or indication of interest by a third party relating to any transaction or series of transactions involving (i) any acquisition or purchase, direct or indirect, of 50% or more of the consolidated assets of a party and its subsidiaries, assets of a party and/or any of its subsidiaries that represented, individually or in the aggregate, 50% or more of the consolidated net income or revenues of such party for the then most recently completed four quarter period, or 50% or more of any class of equity or voting securities of a party or any one or more of its subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 50% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 50% or more of any class of equity or voting securities of a party or any one or more of its subsidiaries whose assets (or net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 50% or more of the consolidated assets (or of the consolidated net income or revenues for the most recently completed four quarter period) of such party, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving a party or any of its subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 50% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such party.
For purposes of the discussion above, a "Superior Proposal" means, with respect to each of Frontline 2012 and Frontline, a bona fide, unsolicited written Acquisition Proposal that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the Frontline 2012 Board or Frontline Board, as the case may be, determines in good faith after considering the advice of its financial advisor is reasonably capable of being fully financed, (ii) the Frontline 2012 Board or Frontline Board, as the case may be, determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the person making the Acquisition Proposal, and (iii) the Frontline Board or Frontline 2012 Board, as the case may be, determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view to the shareholders than the Merger as provided under the Merger Agreement.
Frontline Termination Fee
If the Merger Agreement (a) is terminated by Frontline 2012 as a result of a Frontline Triggering Event or a Frontline Superior Proposal Determination, and (b) prior to the nine-month anniversary of such termination Frontline enters into a definitive agreement with respect to any Acquisition Proposal which gave rise to such termination, then Frontline has agreed to pay a $10,000,000 termination fee to Frontline 2012.
Frontline 2012 Termination Fee
If the Merger Agreement (a) is terminated by Frontline as a result of a Frontline 2012 Triggering Event or by Frontline 2012 as a result of a Frontline 2012 Superior Proposal Determination, and (b) prior to the nine-month anniversary of such termination Frontline 2012 enters into a definitive agreement with respect to any Acquisition Proposal which gave rise to such termination, then Frontline 2012 has agreed to pay a $10,000,000 termination fee to Frontline.
General Provisions
Governing Law
The Merger Agreement will be made in and in all respects interpreted, construed and governed by and in accordance with New York law without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda applies to the Merger.
Jurisdiction
Each of Frontline 2012 and Frontline has consented to the jurisdiction of any state or federal court sitting in Manhattan in New York City or in the federal Southern District in the state of New York and any appellate court therefrom located in New York, New York.

THE VOTING AGREEMENT
The following is a summary of material terms of the Voting Agreement, including the effects of those provisions. While Frontline and Frontline 2012 believe this description covers the material terms of the Voting Agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the Voting Agreement, which is included as Appendix B to, and are incorporated by reference in, this joint proxy statement/prospectus. We urge you to read the Voting Agreement carefully and in its entirety.
Concurrently with the execution of the Merger Agreement, Frontline and Frontline 2012 entered into a voting agreement with Hemen Holding Ltd., Ship Finance International Limited, Robert Hvide Macleod, Kate Blankenship, Hans Petter Aas, Inger M. Klemp and Jens Martin Arveschoug Jensen (each, a "Shareholder" and collectively, the "Shareholders") to facilitate the Merger of Frontline 2012 with and into Frontline (the "Voting Agreement").
Agreement to Vote. Pursuant to the Voting Agreement, each of the Shareholders agreed, among other things, to vote the common shares beneficially owned by such Shareholder in favor of the approval of the Merger Transactions; provided that, if in response to a Superior Proposal received by the Frontline Board or the Frontline 2012 Board, an Adverse Recommendation Change is made after the date of the Voting Agreement and prior to the Frontline Shareholders' Meeting or the Frontline 2012 Shareholders' Meeting, as applicable, in accordance with the terms of the Merger Agreement, such Shareholder's covered shares will not be required to vote in favor of the approval of the Merger Transactions; provided further that such Shareholder will not be required to vote or consent in favor of the Merger Transactions to the extent that the Merger Agreement has been amended in a manner that is materially adverse to the Shareholders.
Prohibition on Transfers. The Shareholders agreed that during the term of the Voting Agreement the Shareholders will not transfer any of the covered shares, beneficial ownership thereof or any other interest therein, unless such transfer is a permitted transfer under the Voting Agreement. Each Shareholder also agreed to comply with certain restrictions on the disposition of such shares, including requiring any transferee of a Shareholder's shares to assume all of the transferring Shareholder's obligations in respect of the securities and to be bound by the terms of the Voting Agreement.
Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares or other similar transactions, or if any share dividend or share distribution is declared, in each case affecting the covered shares and in each case occurring prior to the termination of the Voting Agreement, the terms "existing shares" and "covered shares" will be deemed to refer to and include such share as well as all such share dividends and distributions and any securities of Frontline or Frontline 2012 into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction. Each Shareholder agreed to promptly notify Frontline and/or Frontline 2012 of the number of any new Frontline common shares or Frontline 2012 common shares with respect to which beneficial ownership is acquired by such Shareholder, if any, after the date of the Voting Agreement and before the effective time of the Merger. Any such shares will automatically become subject to the terms of the Voting Agreement as covered shares as though owned by the Shareholder as of the date of the Voting Agreement.
No Solicitation. Pursuant to the Voting Agreement, each Shareholder agreed that during the voting period, it will not and will use its reasonable best efforts to cause its covered affiliates and its and their respective representatives not to, take any action that Frontline and Frontline 2012 are otherwise prohibited from taking under the Merger Agreement, including (i) soliciting, initiating or knowingly taking any action to facilitate or encourage the submission of any Acquisition Proposal; (ii) entering into or participating in any discussions or negotiations with, furnishing any information relating to Frontline or Frontline 2012 or any of their respective subsidiaries, as the case may be, or affording access to the business, properties, assets, books or records of Frontline or Frontline 2012 or their respective subsidiaries, as the case may be, to any third party with respect to inquiries regarding an Acquisition Proposal; (iii) failing to make, withdrawing, or modifying or amending, the Frontline or Frontline 2012 Board Recommendation, as the case may be; or (iv) approving, endorsing, recommending or entering into (or publicly proposing to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, other than a confidentiality agreement with a third party to whom Frontline or Frontline 2012 or their respective subsidiaries, as the case may be, are permitted to provide information.
Termination. The Voting Agreement will terminate upon and have no further force or effect on the earliest to occur of (i) the effective time of the Merger; (ii) the date on which the Merger Agreement has been terminated in accordance with its terms and (iii) the date of any modification, waiver, change or amendment of the Merger Agreement that is materially adverse to the Shareholders. Termination of the Voting Agreement shall not relieve any party from liability for any breach of the Voting Agreement prior to such termination.
Fees and Expenses. All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants) incurred in connection with the Voting Agreement will be paid by the party incurring such costs and expenses.
Governing Law. The Voting Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the applications of the laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda is mandatorily applicable to the Merger.

DESCRIPTION OF FRONTLINE SHARE CAPITAL
Purpose
The purposes and powers of Frontline are set forth in Items 7(2)-(4) and 8(2)-(4) of its Memorandum of Association and in the Second Schedule of the Bermuda Companies Act of 1981 which is attached as an exhibit to our Memorandum of Association. These purposes include acting as a group holding company, exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; the acquisition, ownership, chartering, selling, management and operation of ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.
Frontline's Bye-Laws
Bermuda law permits the Bye-laws of a Bermuda company to contain provisions excluding personal liability of a director, alternate director, officer, member of a committee authorized under Bye-law 104, resident representative or their respective heirs, executors or administrators to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors, alternate directors and officers of the company and any members of a committee authorized under Bye-law 96, resident representatives or their respective heirs, executors or administrators if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, alternate director or officer of the company or member of a committee authorized under Bye-law 96, resident representative or their respective heirs, executors or administrators or was serving in a similar capacity for another entity at the company's request.
The Companies Act and Frontline's Bye-Laws do not confer any pre-emptive, redemption, conversion or sinking fund rights attached to Frontline's Common Shares. Holders of Common Shares are entitled to one vote per share on all matters submitted to a vote of holders of Common Shares. Unless a different majority is required by law or by Frontline's Bye-laws, resolutions to be approved by holders of Common Shares require approval by a simple majority of votes cast at a meeting at which a quorum is present.
In the event of Frontline's liquidation, dissolution or winding up, the holders of Common Shares are entitled to share in Frontline's assets, if any, remaining after the payment of all of Frontline's debts and liabilities, subject to any liquidation preference on any outstanding preference shares.
Under Frontline's Bye-laws, annual shareholder meetings will be held in accordance with the Companies Act at a time and place (other than Norway) selected by Frontline's board of directors.  The quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the exercisable voting rights.  The meetings may be held at any place, in or outside of Bermuda that is not a jurisdiction which applies a controlled foreign company tax legislation or similar regime.  Special meetings may be called at the discretion of the board of directors and at the request of shareholders holding at least one-tenth of all outstanding shares entitled to vote at a meeting.  Annual shareholder meetings and special meetings must be called by not less than seven days' prior written notice specifying the place, day and time of the meeting.  The board of directors may fix any date as the record date for determining those shareholders eligible to receive notice of and to vote at the meeting.
Frontline's Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with Frontline or in which Frontline is otherwise interested. Frontline's Bye-laws provide that a director who has an interest in any transaction or arrangement with Frontline and who has complied with the provisions of the Companies Act and with its Bye-Laws with regard to disclosure of such interest shall be taken into account in ascertaining whether a quorum is present, and will be entitled to vote in respect of any transaction or arrangement in which he is so interested. Frontline's Bye-laws provide its board of directors the authority to exercise all of the powers of Frontline to borrow money and to mortgage or charge all or any part of Frontline's property and assets as collateral security for any debt, liability or obligation. Frontline's directors are not required to retire because of their age, and the directors are not required to be holders of Frontline's Common Shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

Frontline's Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in Frontline's formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of Frontline's monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of Frontline's funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted. Frontline is authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.
Authorized Capitalization
Under Frontline's Memorandum of Association, Frontline's authorized share capital consists of 1,000,000,000 shares, par value $1.00 per share, of which 198,375,854 shares were issued and outstanding as of the date of this prospectus.
Share History
In June 2013, Frontline entered into an equity distribution agreement with Morgan Stanley & Co. LLC, which was amended and restated in January 2014 and January 2015, for the public sale of Frontline's common shares in an at-the-market offering.  Frontline has sold 46,046,049 common shares for gross proceeds of $150.0 million under its ATM Program.  Frontline was able to sell up to $150.0 million worth of its common shares under the ATM Program.  Accordingly, the ATM Program has been fully utilized.  As announced on May 29, 2015, Frontline issued 55,000,000 common shares to Ship Finance in June 2015 in connection with entering into the heads of agreement.
Common Shares
Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders.  Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to receive ratably cash dividends, if any, declared by Frontline's Board of Directors out of funds legally available for dividends.  Upon Frontline's dissolution or liquidation or the sale of all or substantially all of Frontline's assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of Frontline's common shares will be entitled to receive pro rata Frontline's remaining assets available for distribution.  Holders of common shares do not have conversion, redemption or preemptive rights to subscribe to any of Frontline's securities.  The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares, which we may issue in the future.
Preferred Shares
The material terms of any series of preferred shares that we may offer through a prospectus supplement will be described in that prospectus supplement.  Frontline's Board of Directors is authorized to provide for the issuance of preferred shares in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred shares.  Frontline's Board of Directors will authorize the issuance of preferred shares only for a proper purpose and in Frontline's best interests.  At the time that any series of Frontline's preferred shares is authorized, Frontline's Board of Directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation.  Frontline's Board of Directors could, without shareholder approval cause us to issue preferred shares, which has voting, conversion and other rights that could adversely affect the holders of Frontline's common shares or make it more difficult to effect a change in control.  Frontline's preferred shares, depending on the specific terms pursuant to which they are issued, could have the effect of diluting the share ownership of shareholders, including persons seeking to obtain control of us, thereby hindering a possible takeover attempt.  In addition, Frontline's preferred shares could be issued with voting, conversion and other rights and preferences, which would adversely affect the voting power and other rights of holders of Frontline's common shares.

COMPARISON OF SHAREHOLDER RIGHTS
General
As a result of the Merger, Frontline 2012 shareholders will receive Frontline common shares in exchange for their Frontline 2012 common shares. Frontline and Frontline 2012 are incorporated under the laws of Bermuda and are subject to the laws of Bermuda, including the Companies Act. The rights of Frontline and Frontline 2012 shareholders are governed by Bermuda law and the memoranda of association and bye-laws of Frontline and Frontline 2012, respectively. Following the Merger, the rights of Frontline 2012 shareholders who become Frontline shareholders in the Merger will continue to be governed by Bermuda law, in addition to by Frontline's memorandum of association, as currently in effect and as will be in effect at the completion of the Merger, and by Frontline's bye-laws, as currently in effect.
The following is a summary comparison of material differences between the rights of a Frontline 2012 shareholder and the rights of a Frontline shareholder. This summary is qualified in its entirety by reference to the full text of Frontline's memorandum of association and bye-laws, both as currently in effect and as will be in effect at the completion of the Merger, and Frontline 2012's memorandum of association and bye-laws.
Authorized Share Capital
Frontline 2012
Frontline 2012's memorandum of association authorizes the issuance of up to 375,000,000 ordinary shares, $2.00 par value per share.
Frontline 2012's bye-laws authorize its board of directors, if the shareholders by a majority vote at a general meeting have not made such determination, to attach to Frontline 2012's undesignated shares such preferred, deferred, qualified or other special rights, privileges, conditions and restrictions. In such circumstances, the board of directors may allot Frontline 2012's undesignated shares in more than one series and attach particular rights and restrictions to any such shares by resolution; provided, however, that the company may not attach any rights or restrictions to Frontline 2012's undesignated shares that would alter or abrogate any of the special rights attached to any other class or series of shares without such sanction as is required for any such alteration or abrogation unless expressly authorized to do so by the rights attaching to or by the terms of the issue of such shares. Additionally, subject to the Companies Act, all or any of the special rights attached to any class of shares may only be altered or abrogated with the consent in writing of the holders of not less than 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of 75% of the votes cast at a separate general meeting of the holders of such shares voting in person or by proxy.
Frontline
Frontline's memorandum of association authorizes the issuance of up to 1,000,000,000 common shares, $1.00 par value per share.
Frontline's bye-laws authorize the attachment to Frontline's undesignated shares such preferred, deferred, qualified or other special rights, privileges, conditions and restrictions as may be determined by a majority vote of shareholders at a general meeting; provided, however, that no rights or restrictions may be attached to Frontline's undesignated shares that would alter or abrogate any of the special rights attached to any other class or series of shares without such sanction as is required for any such alteration or abrogation unless expressly authorized by the rights attaching to or by the terms of the issue of such shares. Additionally, subject to the Companies Act, all or any of the special rights attached to any class of shares may only be altered or abrogated with the consent in writing of the holders of not less than 75% of the issued shares of that class or with the sanction of a resolution passed by a majority of 75% of the votes cast at a separate general meeting of the holders of such shares voting in person or by proxy.
Voting Rights
Frontline 2012
Each of Frontline 2012's ordinary shares is entitled to one vote per share on all matters submitted to a vote of the shareholders. At any annual or special general meeting of shareholders where there is a quorum, a simple majority vote will generally decide any matter, unless a different vote is required by express provision of Frontline 2012's memorandum of association, bye-laws, or Bermuda law.

Frontline
The holders of Frontline common shares are entitled to one vote per share on each matter requiring the approval of the holders of the common shares. At any annual or special general meeting of shareholders where there is a quorum, a simple majority vote will generally decide any matter, unless a different vote is required by express provision of Frontline's memorandum of association, bye-laws, or Bermuda law.
Board of Directors
Frontline 2012
Frontline 2012's bye-laws provide that the board of directors must not be less than two members. Frontline 2012 shareholders may change the number of directors by a resolution adopted by a vote of a simple majority of votes cast at a general meeting or by written resolution. Each director is elected by a majority of votes at the annual meeting of shareholders to serve until the next annual general meeting of shareholders or until a successor is duly elected and qualified or until such director's resignation or removal. Frontline 2012's bye-laws do not permit cumulative voting for directors.
Frontline
Frontline's bye-laws provide that the board of directors shall consist of not less than two members. Frontline shareholders may change the number of directors by a resolution passed by a simple majority of votes cast at a general meeting. Each director is elected at an annual general meeting of shareholders for a term commencing upon election and expiring on the date of the next scheduled annual general meeting of shareholders. Frontline's bye-laws do not permit cumulative voting for directors.
Removal of Directors and Vacancies on the Board
Under the Companies Act, any director may be removed, with or without cause, by a vote of the majority of shareholders if the bye-laws so provide. A company may remove a director by specifically convening a special general meeting of the shareholders. The notice of any such special general meeting must be served on the director concerned no less than fourteen (14) days before the special general meeting. The affected director is entitled to be heard at that special general meeting.
Frontline 2012
Frontline 2012's bye-laws provide that any director may be removed from office by a vote of the shareholders representing a majority of votes cast at a special general meeting called for such purpose where a quorum is present. The notice of any such special general meeting must be served on the director concerned not less than fourteen (14) days before the special general meeting and he or she shall be entitled to be heard at that special general meeting.
Any director vacancy created by the removal of a director from the Frontline 2012 Board may be filled by a majority vote of the shareholders entitled to vote at a special general meeting called for such purpose or, in the absence of such election, by the Frontline 2012 Board. The Frontline 2012 Board may fill casual vacancies so long as quorum of directors remains in office. Each director elected to the board to fill a vacancy shall serve until the next annual meeting of shareholders or until a successor is duly elected and qualified or until such director's resignation or removal.
Frontline
Frontline's bye-laws provide that directors may be removed from office by a vote of the shareholders representing a majority of the votes cast at a special general meeting called for such purposes where a quorum is present. The notice of any such special general meeting must be served on the director concerned not less than fourteen (14) days before the special general meeting and he or she shall be entitled to be heard at that special general meeting.
Any director vacancy created by the removal of a director from the Frontline Board may be filled by a majority vote of the shareholders entitled to vote at a special general meeting called for such purpose or, in the absence of such election, by the Frontline Board. The Frontline Board may fill casual vacancies so long as quorum of directors remains in office. Each director elected to the board to fill a vacancy shall serve until the next annual general meeting of shareholders or until a successor is duly elected and qualified or until such director's resignation or removal.

Quorum and Action by the Board of Directors
Frontline 2012
Frontline 2012's bye-laws provide that a meeting of the board must be held outside the United Kingdom. The quorum necessary for the transaction of business by the Frontline 2012 Board, unless otherwise fixed by the Board, is the presence, in person or by proxy, of a majority of the Board, provided that a quorum shall not be present unless a majority of the directors present are neither physically located nor resident in the United Kingdom. When a quorum is present, the acts of a majority of the directors present at any meeting shall be the acts of the board of directors, except as may be otherwise specified by Bermuda law or Frontline 2012's bye-laws.
A resolution in writing signed by all directors for the time being entitled to receive notice of a meeting of the board of directors shall be as valid and effectual as a resolution passed at a meeting of the Board, provided that no such resolution shall be valid and effective unless the signatures of all directors are affixed outside of the United Kingdom.
Frontline
Frontline's bye-laws provide that a meeting of the board must be held outside Norway and the United Kingdom. The quorum necessary for the transaction of business by the Frontline Board, unless otherwise fixed by the Board, is the presence, in person or by proxy, of a majority of the Board, provided that a quorum shall not be present unless a majority of the directors present are not resident in Norway. When a quorum is present, the acts of a majority of the directors present at any meeting shall be the acts of the board of directors, except as may be otherwise specified by Bermuda law or Frontline's bye-laws.
A resolution in writing signed by all directors for the time being entitled to receive notice of a meeting of the board of directors shall be as valid and effectual as a resolution passed at a meeting of the Board.
Duties of Directors and Officers; Limitation of Liability
Under Bermuda law, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which reasonably prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers may rely upon financial statements of the company represented to them to be correct by the president or the officer having charge of its books or accounts or by independent accountants.
The Companies Act provides that a company's bye-laws may include a provision for the elimination or limitation of liability of a director to the company or its shareholders for any loss arising or liability attaching to him by virtue of any rule of law in respect to any negligence, default, breach of any duty or breach of trust of which the director may be guilty of; provided that such provision shall not eliminate or limit the liability of a director for any fraud or dishonesty he may be guilty of.
Frontline 2012
Frontline 2012's bye-laws limit the liability of directors and officers to the fullest extent permitted by the Companies Act.
Frontline
Frontline's bye-laws limit the liability of directors and officers to the fullest extent permitted by the Companies Act.
Director and Officer Indemnification
Bermuda law permits the bye-laws of a Bermuda company to contain a provision indemnifying the company's directors and officers for any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty, save with respect to fraud or dishonesty. Bermuda law also grants companies the power generally to indemnify directors and officers of a company, except in instances of fraud and dishonesty, if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of such company or was serving in a similar capacity for another entity at such company's request.

Frontline 2012
Frontline 2012's bye-laws provide that each director, alternate director, officer, member of a committee, if any, resident representative, and his or her heirs, executors or administrators, collectively, indemnitees, will be indemnified and held harmless out of Frontline 2012's funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including, but not limited to, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her or by reason of any act done, conceived in or omitted in the conduct of Frontline 2012's business or in the discharge of his or her duties, except in respect of fraud or dishonesty. In addition, each indemnitee shall be indemnified out of Frontline 2012's funds against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he or she is acquitted. Frontline 2012 may advance funds to an officer or director for the costs incurred in defending any civil or criminal proceedings, on the condition that the director or officer repay the advance if any allegation of fraud or dishonesty is proved against them.
Under Frontline 2012's bye-laws, shareholders have agreed to waive any claim or right of action they may have at any time against any indemnitee on account of any action taken by such indemnitee or the failure of such indemnitee to take any action in the performance of his or her duties with or for Frontline 2012 with the exception of any claims or rights of action arising out of fraud or dishonesty.
Frontline
Frontline's bye-laws provide that each director, alternate director, officer, member of a committee, if any, resident representative, and his or her heirs, executors or administrators, collectively, indemnitees, will be indemnified and held harmless out of Frontline's funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including, but not limited to, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her or by reason of any act done, conceived in or omitted in the conduct of Frontline's business or in the discharge of his or her duties, except in respect of fraud or dishonesty. In addition, each indemnitee shall be indemnified out of Frontline's funds against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he or she is acquitted. Frontline may advance funds to an officer or director for the costs incurred in defending any civil or criminal proceedings, on the condition that the director or officer repay the advance if any allegation of fraud or dishonesty is proved against them.
Under Frontline's bye-laws, shareholders have agreed to waive any claim or right of action they may have at any time against any indemnitee on account of any action taken by such indemnitee or the failure of such indemnitee to take any action in the performance of his or her duties with or for Frontline with the exception of any claims or rights of action arising out of fraud or dishonesty.
Shareholder Meetings
Under the Companies Act, an annual general meeting of the shareholders shall be held for the election of directors on any date or time as designated by or in the manner provided for in the bye-laws and held at such place within or outside Bermuda as may be designated in the bye-laws. Any other proper business may be transacted at the annual general meeting.
Under the Companies Act, any meeting that is not the annual general meeting is called a special general meeting, and may be called by the board of directors or by such persons as authorized by the company's memorandum of association or bye-laws. Under the Companies Act, holders of one-tenth of a company's issued common shares may also call special general meetings. At such special general meeting, only business that is related to the purpose set forth in the required notice may be transacted. Additionally, under Bermuda law, a company may, by resolution at a special general meeting, elect to dispense with the holding of an annual general meeting for (a) the year in which it is made and any subsequent year or years; (b) for a specified number of years; or (c) indefinitely.
Under the Companies Act, notice of any general meeting must be given not less than five (5) days before the meeting and shall state the place, date and hour of the meeting and, in the case of a special general meeting, shall also state the purpose of such meeting. Under Bermuda law, accidental failure to give notice will not invalidate proceedings at a general meeting.

Frontline 2012
Annual General Meetings. Frontline 2012's bye-laws provide that an annual general meeting of its shareholders for the election of the board of directors, and any other business that may properly come before the meeting, shall be at such place, date and time as fixed by the board of directors (except in no event shall any annual general meeting be held in the United Kingdom) and stated in the notice of such meeting.
Special General Meetings. Frontline 2012's bye-laws provide that special general meetings of shareholders may be called by the board of directors and in no event shall any special general meeting be held in the United Kingdom. In addition, the Companies Act provides that holders of one-tenth of a company's issued common shares may call special general meetings.
Notice Requirements. Frontline 2012's bye-laws provide that the Company must give not less than five (5) days' notice in writing before any annual or special general meeting.
Frontline
Annual General Meetings. Frontline's bye-laws provide that an annual general meeting of its shareholders for the election of the board of directors, and any other business that may properly come before the meeting, shall be at such place, date and time as fixed by the board of directors (except in no event shall any annual general meeting be held in Norway) and stated in the notice of such meeting.
Special General Meetings. Frontline's bye-laws provide that special general meetings of shareholders may be called by the board of directors and in no event shall any special general meeting be held in Norway. In addition, the Companies Act provides that holders of one-tenth of a company's issued common shares may call special general meetings.
Notice Requirements. Frontline's bye-laws provide that the Company must give not less than seven (7) days' notice before any annual or special general meeting.
Quorum of Shareholders
Under the Companies Act, where the bye-laws so provide, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied and, where a company has only one shareholder or only one holder of any class of shares, the shareholder present in person or by proxy constitutes a general meeting.
Frontline 2012
Under Frontline 2012's bye-laws, a quorum at any annual or general meeting is equal to at least two shareholders present in person or represented by proxy and entitled to vote, except that if Frontline 2012 has only one shareholder, then a quorum is one person.
Frontline
Under Frontline's bye-laws, a quorum at any annual or general meeting is equal to one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the exercisable voting rights at such meeting.
Shareholder Action Without a Meeting
Under the Companies Act, unless the company's bye-laws provide otherwise, any action required to or that may be taken at an annual or general meeting can be taken without a meeting if a written consent to such action is signed by the necessary majority of the shareholders entitled to vote with respect thereto.
Frontline 2012
Under Frontline 2012's bye-laws, except in the case of the removal of auditors and directors, anything which may be done by resolution of the company may, without an annual or special general meeting, be done by resolution in writing, signed by a simple majority of all the shareholders or their proxies (or such greater majority as is required by the Companies Act or the company's bye-laws).

Frontline
Under Frontline's bye-laws, except in the case of the removal of auditors and directors, anything which may be done by resolution of the company may, without an annual or special general meeting, be done by resolution in writing, signed by all the shareholders or their proxies (or such greater majority as is required by the Companies Act or the company's bye-laws).
Shareholders' Rights to Examine Books and Records
Under the Companies Act, any shareholder, during the usual hours of business, may inspect, for a purpose reasonably related to his or her interest as a shareholder, and make copies of extracts from the share register, and minutes of all general meetings.
Amendments to Memorandum of Association
Under Bermuda law, a company may, by resolution passed at an annual or special general meeting of shareholders, alter the provisions of the memorandum of association. An application for alteration can only be made by (i) holders of not less in the aggregate than 20% in par value of a company's issued share capital, (ii) by holders of not less in the aggregate that 20% of the company's debentures entitled to object to alterations to the memorandum, or (iii) in the case a company that is limited by guarantee, by not less than 20% of the shareholders.
Variation of Shareholder Rights
Under Bermuda law, if at any time a company has more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, the rights attached to any class of share may be varied with (i) the consent in writing of the holders of 75% in nominal value of the issued shares of that class, or (ii) the sanction of a resolution passed at a separate general meeting of holders of the shares of the class at which a quorum consisting of at least two persons holding or representing of one-third of the issued shares of the relevant class is present.
Frontline 2012
Frontline 2012's bye-laws may be amended from time to time in the manner provided for in the Companies Act.
Frontline
Frontline's bye-laws may be amended from time to time in the manner provided for in the Companies Acts, provided that any such amendment shall only become operative to the extent that it has been confirmed by a resolution passed by a simple majority of votes cast at a general meeting.
Vote on Amalgamations, Mergers, Consolidations and Sales of Assets
Under the Companies Act, unless otherwise provided for in the company's memorandum of association or bye-laws, any plan of merger or amalgamation must be authorized by the resolution of a company's shareholders and must be approved by a majority vote of three-fourths of those shareholders voting at such special general meeting. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of the company are in attendance in person or by proxy at such special general meeting.
Frontline 2012
There are no provisions in Frontline 2012's memorandum of association or bye-laws addressing mergers, consolidations and sales of assets.
Frontline
There are no provisions in Frontline's memorandum of association or bye-laws addressing mergers, consolidations and sales of assets. However, the board of directors may, with the sanction of a resolution passed by a simple majority of votes cast at a general meeting, amalgamate Frontline with another company.

Preemptive Rights
Bermuda law does not provide a shareholder with a preemptive right to subscribe for additional issues of a company's shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company.
Frontline 2012
Holders of Frontline 2012's common shares currently have no preemptive rights pursuant to Frontline 2012's memorandum of association and bye-laws.
Frontline
Holders of Frontline's common shares currently have no preemptive rights pursuant to Frontline's memorandum of association or bye-laws.
Dividends and Other Distributions
Under the Companies Act, a company may, subject to its bye-laws and by resolution of the directors, declare and pay a dividend, or make a distribution out of contributed surplus, provided there are reasonable grounds for believing that after any such payment (a) the company will be solvent and (b) the realizable value of its assets will be greater than its liabilities.
Frontline 2012
Frontline 2012's bye-laws provide that the board of directors may from time to time declare cash dividends or distributions out of contributed surplus to be paid to shareholders according to their rights and interests.
Frontline
Frontline's bye-laws provide that the board of directors may declare cash dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests.
Appraisal and Dissenters Rights
Under Bermuda law, in the event of an amalgamation or a merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder's shares may, within one month of notice of the special general meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. See the section entitled "The Merger—Dissenters' Rights."
Derivative Actions
Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company, or illegal, or would result in the violation of the company's memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it. However, generally a derivative action will not be permitted where there is an alternative action available that would provide an adequate remedy. Any property or damages recovered by derivative action go to the company, not to the plaintiff shareholders. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company or that the company be wound up.
A statutory right of action is conferred on subscribers to shares of a Bermuda company against persons (including directors and officers) responsible for the issue of a prospectus in respect of damage suffered by reason of an untrue statement contained in the prospectus, but this confers no right of action against the Bermuda company itself. In addition, subject to any limitations that may be contained in the company's bye-laws, a shareholder may bring a derivative action on behalf of the company to enforce a right of the company (as opposed to a right of its shareholders) against its officers (including directors) for breach of their statutory and fiduciary duty to act honestly and in good faith with a view to the best interests of the company.

Frontline 2012
Frontline 2012's bye-laws contain provisions whereby each shareholder (i) agrees that the liability of Frontline 2012's officers and directors shall be limited, (ii) agrees to waive any claim such shareholder may have, whether individually or derivatively, against Frontline 2012's officers and directors in respect to the officer's and director's performance of his or her duties, and (iii) agrees to allow Frontline 2012 to indemnify and hold harmless the company's officers and directors in respect of any liability attaching to such officer and director incurred by him or her as an officer or director of the Company. The restrictions on liability, indemnity and waiver do not extend to any liability of an officer or director for fraud or dishonesty.
Frontline
Frontline's bye-laws contain provisions whereby each shareholder (i) agrees that the liability of Frontline's officers and directors shall be limited, (ii) agrees to waive any claim such shareholder may have, whether individually or derivatively, against Frontline's officers and directors in respect to the officer's and director's performance of his or her duties, and (iii) agrees to allow Frontline to indemnify and hold harmless the company's officers and directors in respect of any liability attaching to such officer and director incurred by him or her as an officer or director of the company. The restrictions on liability, indemnity and waiver do not extend to any liability of an officer or director for fraud or dishonesty.
Anti-Takeover Provisions
Frontline 2012
Certain provisions of Frontline 2012's memorandum of association and bye-laws may have anti-takeover effects. For example, Frontline 2012's memorandum of association authorizes the issuance of up to 375,000,000 ordinary shares, $2.00 par value per share, with such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as Frontline 2012 by a resolution passed by a simple majority of votes cast at a general meeting of Frontline 2012 may determine. In addition, Frontline 2012's bye-laws do not provide for cumulative voting in the election of directors, which may impede a change of change of the company or the removal of management. Additionally, as required by the Companies Act, at least ten (10) percent of the voting power of the shareholders is required in order for a special general meeting of shareholder to be called at the request of shareholders, which may prevent a shareholder from forcing a special general meeting of shareholders and impede a change of control of the company or the removal of management.
Frontline
Certain provisions of Frontline's memorandum of association and bye-laws may have anti-takeover effects. For example, Frontline's memorandum of association authorizes the issuance of up to 1,000,000,000 common shares, $1.00 par value per share, with such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as Frontline by a resolution passed by a simple majority of votes cast at a general meeting of Frontline may determine. In addition, Frontline's bye-laws do not provide for cumulative voting in the election of directors, which may impede a change of control of the company or the removal of management. Additionally, as required by the Companies Act, at least ten (10) percent of the voting power of the shareholders is required in order for a special general meeting of shareholder to be called at the request of shareholders, which may prevent a shareholder from forcing a special general meeting of shareholders and impede a change of control of the company or the removal of management.
Shareholder Rights Plans
Frontline, Frontline 2012 and the Combined Company do not have, or currently anticipate adopting, a shareholder rights plan.

EXPERTS
The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 20-F of Frontline Ltd. for the fiscal year ended 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers AS, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers AS is a member of Den norske Revisorforening.
The consolidated financial statements of Frontline 2012 Ltd. as of December 31, 2014 and 2013 and for each of the three years in the period ended December 31, 2014, included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers AS, an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.  PricewaterhouseCoopers AS is a member of Den norske Revisorforening.
Each of the Appraisers, Fearnley's and Nordic, have provided vessel appraisal reports that are described in, and appear in Appendix F to this joint proxy statement/prospectus.
LEGAL MATTERS
Matters relating to United States law will be passed upon for Frontline by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. The validity of the common shares and certain other matters relating to Bermuda law will be passed upon for Frontline by MJM Limited, Thistle House 4 Burnaby Street, Hamilton HM 11, Bermuda.
OTHER MATTERS
As of the date of this joint proxy statement/prospectus, the Frontline Board and the Frontline 2012 Board know of no matters that will be presented for consideration at the Special General Meetings other than as described in this joint proxy statement/prospectus. If any other matters properly come before the Frontline shareholders or the Frontline 2012 shareholders at the Special General Meetings, or any adjournment or postponement of the meetings, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the Frontline Board and the Frontline 2012 Board.
WHERE YOU CAN FIND MORE INFORMATION
As required by the Securities Act of 1933, as amended, Frontline filed a registration statement relating to the securities offered by this joint proxy statement/prospectus with the SEC . This prospectus is a part of that registration statement, which includes additional information.
Government Filings
Frontline files annual and special reports with the SEC . You may read and copy any document that Frontline files and obtain copies at prescribed rates from the SEC 's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC . Further information about Frontline is available on our website at http://www.frontline.bm/. The information on the Frontline website does not constitute a part of this prospectus.
Information Incorporated by Reference
The SEC allows Frontline to "incorporate by reference" information that Frontline files with the SEC . This means that Frontline can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that Frontline files later with the SEC prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

Frontline incorporates by reference the documents listed below made with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act:
•	Our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 16, 2015, which contains our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed; and;
•	Our unaudited condensed consolidated financial statements as of and for the six months ended June 30 , 2015 and the related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations of Frontline contained in Exhibit 1 of our Current Report on Form 6-K, filed with the SEC on October 5 , 2015.
You may request a free copy of the above mentioned filing or any subsequent filing Frontline incorporated by reference to this prospectus by writing or telephoning us at the following address:
Frontline Ltd.
Attn: Georgina Sousa
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
1 (441) 295-6935

If you would like to request documents, please do so by                            , 2015 to receive them before the Special General Meetings. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.
Neither Frontline nor Frontline 2012 has authorized anyone to give any information or make any representation about the Merger that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated by reference in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to make these types of offers, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

Appendix A

Execution Copy

AGREEMENT AND PLAN OF MERGER,
DATED AS OF July 1, 2015,
among
FRONTLINE LTD.

 FRONTLINE ACQUISITION LTD.
and
FRONTLINE 2012 LTD.

TABLE OF CONTENTS
A-i

A-ii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of July 1, 2015 (this "Agreement"), between Frontline Ltd., a limited company incorporated in Bermuda and having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda ("Parent"), Frontline Acquisition Ltd., a limited company incorporated in Bermuda and a wholly owned subsidiary of  Parent having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road,  Hamilton HM08, Bermuda ("Merger Sub"), and Frontline 2012 Ltd., a limited company incorporated in Bermuda and having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda ("FRNT").  Parent, Merger Sub and FRNT are sometimes referred to herein individually as a "Party" and collectively as the "Parties."
RECITALS
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Parties wish to merge Merger Sub with FRNT (the "Merger") in accordance with Section 104H of the Bermuda Companies Act, with FRNT continuing as the surviving company;
WHEREAS, the disinterested members of FRNT's board of directors (the "FRNT Board") have unanimously (i) determined that the Merger is advisable and fair to, and in the best interests of, FRNT and the shareholders of  FRNT (other than the shareholders of  FRNT with an interest in Parent), (ii) approved the Merger and this Agreement and the Bermuda Merger Agreement (as hereinafter defined), and (iii) recommend the approval of the Merger, this Agreement and the Bermuda Merger Agreement to FRNT's shareholders;
WHEREAS, the disinterested members of Parent's board of directors (the "Parent Board") have unanimously (i) determined that the Merger is advisable and fair to, and in the best interests of, Parent and the shareholders of  Parent (other than the shareholders of Parent with an interest in FRNT), (ii) approved the Merger, this Agreement and the Bermuda Merger Agreement and (iii) recommend the approval of the Merger, this Agreement and the Bermuda Merger Agreement to Parent's shareholders;
WHEREAS, the members of Merger Sub's board of directors and Merger Sub's sole shareholder have unanimously approved the Merger, this Agreement and the Bermuda Merger Agreement;
WHEREAS, each of FRNT and Parent intend to convene meetings of their respective shareholders to vote on approval of the Merger, this Agreement and the Bermuda Merger Agreement; and
WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Parties to enter into this Agreement, certain shareholders of each of FRNT and Parent (the "Principal Shareholders") are entering into voting agreements (the "Voting Agreements") with the Parties pursuant to which, among other things, the Principal Shareholders have agreed, on the terms and subject to the conditions set forth in the Voting Agreements, to (a) vote their FRNT Common Shares or Parent Common Shares, as the case may be, in favor of approval of this Agreement, the Merger and (in the case of FRNT Common Shares) the Bermuda Merger Agreement, and (b) take other actions in furtherance of the Merger and the transactions contemplated hereby and thereby.
NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I
 CERTAIN DEFINITIONS
SECTION 1.1.       Certain Definitions.
(a)            When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):
"1933 Act" means the United States Securities Act of 1933, as amended.
"1934 Act" means the United States Securities Exchange Act of 1934, as amended.
"Acquisition Proposal" means any offer, proposal or indication of interest by a Third Party relating to any transaction or series of transactions involving (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of a Party and its Subsidiaries, assets of a Party and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of such Party for the then most recently completed four quarter period, or 15% or more of any class of equity or voting securities of a Party or any one or more of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party beneficially owning 15% or more of any class of equity or voting securities of a Party or any one or more of its Subsidiaries whose assets (or net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the most recently completed four quarter period) of such Party, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving a Party or any of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such Party.
"Action" means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative).

"Affiliate" means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person.  For purposes of this definition and as used otherwise in this Agreement, "Control" (including the terms "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise.
"Applicable Law" means, with respect to any Person, any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
"Benefit Plan" means a FRNT Benefit Plan or a Parent Benefit Plan.
"Bermuda Companies Act" means the Bermuda Companies Act of 1981, as amended.
"Bermuda Merger Agreement" means the Merger Agreement in the form attached hereto as Exhibit A to be executed and delivered by the Parties as contemplated by the terms of this Agreement.
 "Business Day" means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York or Hamilton, Bermuda or Oslo, Norway are authorized or required by Applicable Law to close.
"Code" means the United States Internal Revenue Code of 1986, as amended.
"Contract" means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.
"Dissenting Shareholder" means a holder of FRNT Common Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of FRNT Common Shares to require appraisal of their shares under the Bermuda Companies Act.
"Dissenting Shares" means any FRNT Common Share held by a Dissenting Shareholder.
"Environmental Laws" means Applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines relating to human health and safety, the protection of the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

"Equitable Exceptions" means the extent to which the enforceability of a Contract may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies; and (ii) general principles of equity.
"Exchange Fund" means the certificates representing whole Parent Common Shares issued in exchange for the Certificates, together with any dividends or distributions with respect thereto, plus cash in an amount sufficient to make payment of cash in lieu of fractional shares to holders of FRNT Common Shares in accordance with the terms of this Agreement.
"Exchange Ratio" means 2.55.
"FRNT Acquisition Proposal" means an Acquisition Proposal related to FRNT.
"FRNT Balance Sheet" means the consolidated balance sheet of FRNT and its Subsidiaries as of December 31, 2014, and the footnotes thereto.
"FRNT Benefit Plan" means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) share purchase, share option, severance pay, employment, change-in-control, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of any FRNT Company has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by any FRNT Company.
"FRNT Common Shares" means the ordinary shares, par value $2.00 per share, of FRNT.
"FRNT Companies" means FRNT and its Subsidiaries (and a "FRNT Company" shall mean any of the foregoing).
"FRNT Disclosure Letter" means the disclosure letter regarding this Agreement that will be delivered by FRNT to Parent as promptly as practicable after the date hereof and in no event later than three Business Days prior to the date on which FRNT shall mail the Joint Proxy Statement/Prospectus to the holders of FRNT Common Shares.
"FRNT Material Adverse Effect" means (i) a material adverse effect on the financial condition, business, assets (including Vessels, save for ordinary wear and tear), liabilities or results of operations of the FRNT Companies, taken as a whole, excluding any effect resulting from (A) changes in Applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the FRNT Companies operate, (D) acts of war, sabotage or terrorism or natural disasters, or (E) the announcement or consummation of the Merger; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the FRNT Companies, taken as a whole, relative to other entities operating in the industry in which the FRNT Companies operate, or (ii) any event, circumstance or effect that materially impairs the ability of  the Parties to perform their respective obligations under this Agreement or materially delays the consummation of the Merger.

"GAAP" means generally accepted accounting principles in the United States.
"Governmental Authority" means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including Bermuda), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization.
"Governmental Authorizations" means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.
"Indebtedness" means, with respect to any Person, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (iii) commitments of such Person for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker's acceptances or letters of credit), (iv) liability of such Person with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (v) responsibility or liability of such Person directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing of another Person.
"Knowledge of FRNT" or any similar phrase means the knowledge of the following persons:  Inger M. Klemp, Aage Østern, Graham Baker, Robert Hvide Macleod and Georgina Sousa.
"Knowledge of Parent" or any similar phrase means the knowledge of the following persons:  Inger M. Klemp, Aage Østern, Graham Baker, Robert Hvide Macleod and Georgina Sousa.
"Law" means any statute, law, ordinance, rule or regulation of any Governmental Authority.
"Lien" means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

"LSE" means the London Stock Exchange.
"Maritime Guidelines" means any United States, international or non-United States (including Bermuda, Liberia, Hong Kong and the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel, and to which a Vessel is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Vessel's classification society or the insurer(s) of such Vessel.
"Material Contracts" means each Contract set forth on, or required to be set forth on, Section 4.13(a) of the FRNT Disclosure Letter or Section 5.13(a) of the Parent Disclosure Letter, as the case may be.
"Newbuildings" means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, a Party or any of its Subsidiaries.
"NOTC" means the Norwegian Over-the-Counter information system for unlisted shares administered by the Norwegian Securities Dealers association.
"NYSE" means the New York Stock Exchange.
"Order" means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.
"Parent Acquisition Proposal" means an Acquisition Proposal related to Parent.
"Parent Balance Sheet" means the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2014, and the footnotes thereto.
"Parent Benefit Plan" means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) share purchase, share option, severance pay, employment, change-in-control, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of any Parent Company has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by any Parent Company.
"Parent Common Shares" means the common shares, par value $1.00 per share, of Parent.
"Parent Companies" means Parent and its Subsidiaries (and a "Parent Company" shall mean any of the foregoing).
"Parent  Disclosure Documents" means any form, report, schedule, statement or other document required to be filed or provided with or to the SEC by Parent or distributed or otherwise disseminated by Parent to Parent's shareholders or FRNT's shareholders in connection with the Merger, including the Joint Proxy Statements/Prospectus.

"Parent Disclosure Letter" means the disclosure letter regarding this Agreement that will be delivered by Parent to FRNT as promptly as practicable after the date hereof and in no event later than three Business Days prior to the date on which FRNT shall mail the Joint Proxy Statement/Prospectus to the holders of FRNT Common Shares.
"Parent Material Adverse Effect" means (i) a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Parent Companies, taken as a whole, excluding any effect resulting from (A) changes in Applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Parent Companies operate, (D) acts of war, sabotage or terrorism or natural disasters, or (E) the announcement or consummation of the Merger; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Parent Companies, taken as a whole, relative to other entities operating in the industry in which the Parent Companies operate, or (ii) any event, circumstance or effect that materially impairs the ability of the Parties to perform their respective obligations under this Agreement or materially delays the consummation of the Merger.
"Permitted Liens" means (i) Liens disclosed on the FRNT Balance Sheet or the Parent  Balance Sheet, as the case may be, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the FRNT Balance Sheet or the Parent  Balance Sheet, as the case may be), (iii) statutory Liens of landlords and workers', carriers' and mechanics' or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, or (v) other maritime liens, charges and encumbrances incidental to the conduct of the business of FRNT or Parent, as the case may be, the ownership of any such Person's property and assets and which do not in the aggregate materially detract from the value of each such party's property or assets or materially impair the use thereof in the operation of its business.
"Person" means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.
"Quorum" means two persons at least holding or representing by proxy more than one-third (1/3) of the issued and outstanding FRNT Common Shares.
"Representatives" means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors and other representatives of such Person.

"SEC" means the United States Securities and Exchange Commission.
"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity (whether recognized by statute or under the common law) of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the shares or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.
"Tax Returns" means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
"Taxes" means all federal, state, local and foreign income, profits, tonnage, franchise, gross receipts, environmental, customs duty, share capital, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
"Third Party" means any Person, including any Person or group of Persons as such terms are defined and used in Section 13 of the 1934 Act and the rules and regulations of the SEC thereunder, other than Parent or FRNT or any of their Affiliates.
"Triggering Event" with respect to a Party shall be deemed to have occurred if: (i) the Board of Directors of such Party shall have recommended to the shareholders of such Party an Acquisition Proposal other than the Merger or shall have resolved to do so or shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal other than the Merger; or (ii) a tender offer or exchange offer for 15% or more of the issued and outstanding shares of such Party is commenced, and the board of directors of such Party fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) or (iii) the board of directors of such Party withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to the other Party.
"Vessels" means Owned Vessels and Leased Vessels of the FRNT Companies or of the Parent Companies, as the case may be.
(b)            For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms "hereof", "herein", "hereunder", "hereby" and "herewith" and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph or Exhibit without reference to a document, such reference is to an Article, Section, paragraph or Exhibit to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word "include", "includes" or "including" when used in this Agreement will be deemed to include the words "without limitation", unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party's predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (x) any references in this Agreement to "dollars" or "$" shall be to U.S. dollars.

(c)            Additional Terms.  Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Adverse Recommendation Change	Section 6.4(a)/6.5(a)
Agreement	Preamble
Certificate of Merger	Section 2.1(c)
Certificates	Section 3.2(b)
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Effective Time	Section 2.1(c)
End Date	Section 10.1(b)
ERISA Exchange Agent	Section 4.15(e) Section 3.2(a)
FRNT	Preamble
FRNT Board FRNT Board Recommendation	Recitals Section 4.2(b)
FRNT Charter Documents	Section 4.1
FRNT Companies Charter Documents	Section 4.5(b)
FRNT Disclosure Information	Section 4.7
FRNT Public Disclosures	Article IV
FRNT Securities	Section 4.4(b)
FRNT Shareholder Approval	Section 4.2(a)
FRNT Shareholders' Meeting	Section 7.2
FRNT Subsidiaries	Section 4.5(a)
FRNT Subsidiaries Charter Documents	Section 4.5(b)
FRNT Subsidiary Securities	Section 4.5(c)
Indemnitee	Section 8.6(a)
Interested Party Transaction	Section 4.21/5.21
Intervening Event	Section 6.4(b)(ii)/6.5(b)(ii)
Joint Proxy Statement/Prospectus	Section 7.1(a)
Leased Vessels	Section 4.12(a)/5.12(a)
Material FRNT Breach	Section 10.1(e)
Material Parent Breach	Section 10.1(d)

Term	Section
Maximum Premium	Section 8.6(b)
Merger	Recitals
Merger Application	Section 2.1(c)
Merger Consideration	Section 3.1(b)
Notice Period	Section 6.4(b)(iii)/6.5(b)(iii)
Owned Vessels	Section 4.12(a)/5.12(a)
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	Section 5.2(b)
Parent Charter Documents	Section 5.1
Parent Companies Charter Documents	Section 5.5(b)
Parent OSE/LSE Documents	Section 5.6(b)
Parent Public Disclosures	Article V
Parent SEC Documents	Section 5.6(a)
Parent Securities	Section 5.4(b)
Parent Shareholder Approval	Section 5.2(a)
Parent Shareholders' Meeting	Section 7.2
Parent Subsidiaries	Section 5.5(a)
Parent Subsidiaries Charter Documents	Section 5.5(b)
Parent Subsidiary Securities	Section 5.5(c)
Party	Preamble
Policies	Section 4.18/5.18
Principal Shareholders	Recitals
Registrar	Section 2.1(c)
Registration Statement	Section 7.1(a)
Superior Proposal	Section 6.4(d)/6.5(d)
Surviving Company	Section 2.1(a)
Termination Fee	Section 11.4(b)
Voting Agreements	Recitals

ARTICLE II
 THE MERGER
SECTION 2.1.       The Merger.
(a)            The Merger.  At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with Section 104H of the Bermuda Companies Act, Merger Sub shall be merged with and into FRNT.  Following the Merger, the separate existence of Merger Sub will cease and FRNT will continue its existence under the Bermuda Companies Act as the surviving company in the Merger (as such, the "Surviving Company").
(b)            Closing.  Subject to the provisions of the Bermuda Merger Agreement and of Article IX of this Agreement, the closing of the Merger (the "Closing") shall take place at Parent's offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 11, Bermuda as soon as possible, but in any event no later than three (3) Business Days after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as the Parties may mutually agree.  The date on which the Closing actually takes place is referred to as the "Closing Date".

(c)            Effective Time.  Subject to the terms and conditions of this Agreement and the Bermuda Merger Agreement, the Parties will (i) on or prior to the Closing Date, execute and deliver the Bermuda Merger Agreement, (ii) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the "Merger Application") to be executed and delivered to the Registrar of the Companies in Bermuda (the "Registrar") as provided under Section 108 of the Bermuda Companies Act, and (iii) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the "Certificate of Merger") on the Closing Date.  The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar (such time, the "Effective Time").
(d)            Effects of the Merger.  The Merger will have the effects set forth in this Agreement and in the Bermuda Companies Act.  Without limiting the generality of the foregoing and subject thereto, from and after the Effective Time, all the undertaking and property of FRNT and Merger Sub shall vest in the Surviving Company and all liabilities and obligations of FRNT and Merger Sub shall become the liabilities and obligations of the Surviving Company.
(e)            Memorandum of Association and Bye-Laws of the Surviving Company.  Unless mutually agreed otherwise by the Parties prior to the mailing of the Joint Proxy Statement/Prospectus, at the Effective Time, the memorandum of association of  FRNT, as in effect immediately prior to the Effective Time, shall become the memorandum of association of the Surviving Company and the bye-laws of FRNT, as in effect immediately prior to the Effective Time, shall become the bye-laws of the Surviving Company, in each case until thereafter changed or amended as provided therein or pursuant to Applicable Law.
(f)            Board of Directors of the Surviving Company.  The Parties shall take all necessary actions (including seeking corporate board of directors or shareholders actions to be taken) such that, at the Effective Time, the board of directors of the Surviving Company shall be the Persons indicated on Exhibit B hereto, serving until their respective successors are duly elected and qualified, as the case may be.
ARTICLE III
 EFFECT ON THE SHARE CAPITAL OF THE PARTIES; EXCHANGE OF CERTIFICATES
SECTION 3.1.       Effect on Share Capital.  At the Effective Time, by virtue of the Merger:
(a)            Cancellation of Treasury Shares and Party-Owned Shares.  Each FRNT Common Share held in the treasury of FRNT, and each FRNT Common Share owned by Parent or any direct or indirect wholly-owned Subsidiary of Parent or of FRNT immediately prior to the Effective Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)            Conversion of  FRNT Common Shares.  Each issued and outstanding FRNT Common Share (other than any shares cancelled pursuant to Section 3.1(a) and any Dissenting Shares) shall be cancelled and shall be converted automatically, payable upon surrender in the manner provided in Section 3.2 of the certificate formerly evidencing such share,  into the right to receive a number of Parent Common Shares equal to the Exchange Ratio (such Parent Common Shares into which FRNT Common Shares are converted hereunder, in the aggregate, the "Merger Consideration").
(c)            Effect on Merger Sub Shares.  Each common share of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one (1) validly issued, fully paid and nonassessable common share of the Surviving Company.
SECTION 3.2.       Exchange of Certificates or Non-Certificated Shares.
(a)            Exchange Agent.  Prior to the Effective Time, and in any case not later than the date on which FRNT shall mail the Joint Proxy Statement/Prospectus to the holders of FRNT Common Shares, Parent shall enter into an agreement or arrangement with such bank, trust company or Person that may be designated by Parent and is reasonably acceptable to FRNT to serve as the exchange agent (the "Exchange Agent") in connection with the conversion of FRNT Common Shares contemplated by this Article III if an Exchange Agent is required in the circumstances.  At or immediately subsequent to the Effective Time, Parent shall authorize the Exchange Agent to issue or sell on its behalf as contemplated herein an aggregate number of Parent Common Shares equal to the full Merger Consideration (including fractional shares), as well as certificates or noncertificated Parent Common Shares in book-entry form evidencing such shares.  Any of such Parent Common Shares not required to be issued to holders of FRNT Common Shares (as a result of the non-issuance of fractional shares) shall be sold by the Exchange Agent on Parent's behalf and the proceeds thereof used to fund payments to holders of FRNT Common shares in lieu of fractional shares as contemplated hereby.  Parent shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 3.2(d) if cash received from the sale of Parent Common Shares contemplated by this Section 3.2(a) are is sufficient for such purpose.
(b)            Exchange Procedures.  As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of FRNT Common Shares entitled to receive Merger Consideration pursuant to Section 3.1: (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (together with any book entry shares, the "Certificates") shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal, including instructions for use in effecting surrender of Certificates (or attaching affidavits of loss in lieu thereof) or non-certificated shares represented by book-entry.  In addition, FRNT shall use its reasonable best efforts to make the letter of transmittal available to all Persons who become holders of FRNT Common Shares during the period between such record date and the date of the FRNT Shareholders' Meeting.  Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration to which such holder is entitled in the form of a certificate or in the form of noncertificated book-entry shares representing that number of whole Parent Common Shares which such holder has the right to receive in respect of the FRNT Common Shares formerly represented by such Certificate (after taking into account all FRNT Common Shares then held by such holder), and the Certificate so surrendered shall forthwith be cancelled.  Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon surrender the Merger Consideration in accordance with the terms of this Agreement with respect to the FRNT Common Shares formerly represented thereby.  In the event of a transfer of ownership of  FRNT Common Shares that is not registered in the register of members of FRNT, any cash to be paid upon, or Parent Common Shares to be issued upon due surrender of the Certificate formerly representing such FRNT Common Shares may be paid or issued, as the case may be, to the transferee if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer or similar Taxes have been paid or are not applicable.

(c)            Distributions with Respect to Unexchanged Parent Common Shares.  No dividends or other distributions declared or made after the Effective Time with respect to Parent  Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate the right of receipt of which is represented thereby, until the holder of such Certificate shall surrender such Certificate.  Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole Parent Common Shares issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional Parent Common Share to which such holder is entitled pursuant to this Article III and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole Parent Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole Parent Common Shares.
(d)            No Fractional Shares.  No certificates or scrip representing fractional Parent Common Shares shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof the right to vote or to any other rights of a shareholder of Parent.  Each holder of a fractional share interest shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the closing price of a Parent Common Share on the NYSE on the last trading day immediately preceding the Effective Time.  As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent as is necessary (together with cash received from the sale of Parent Common Shares contemplated by Section 3.2(a) above) for such purpose and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of this Article III.
(e)            No Further Ownership Rights.  The Merger Consideration issued (and paid) in accordance with the terms of this Article III upon conversion of any FRNT Common Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such FRNT Common Shares subject, however, to Parent's  obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by FRNT on such FRNT Common Shares in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.

(f)            Adjustments to Exchange Ratio.  The Exchange Ratio shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share subdivision, share bonus issue, share dividend (including any dividend or distribution of securities convertible into Parent  Common Shares or FRNT Common Shares), reorganization, recapitalization, reclassification, share consolidation, combination, exchange of shares or other like change with respect to Parent Common Shares or FRNT Common Shares occurring on or after the date hereof and prior to the Effective Time.
(g)            Termination of Exchange Fund.  Any portion of the Exchange Fund made available to the Exchange Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.  In addition, any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains undistributed to the holders of FRNT Common Shares for six months after the Effective Time shall be delivered to Parent, upon demand, and any holders of FRNT Common Shares who have not theretofore complied with this Article III shall thereafter look only to Parent for the Merger Consideration and any dividends or other distributions with respect to Parent Common Shares to which they are entitled pursuant to this Article III.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) remaining unclaimed by holders of FRNT Common Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.
(h)            No Liability.  Parent shall not be liable to any holder of FRNT Common Shares for any Parent Common Shares (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.
(i)            Withholding Rights.  Parent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of FRNT Common Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law, if any.  To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the FRNT Common Shares in respect of which such deduction and withholding was made by Parent.

(j)            Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional shares of Parent Common Shares to which the holders thereof are entitled and any dividends, other distributions or payments of principal or interest to which the holders thereof are entitled pursuant to this Article III.
(k)            Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall be cancelled (but shall not entitle their holders to receive Parent Common Shares pursuant to Section 3.1) and shall be converted into the right to receive the fair value thereof under Section 106 of the Bermuda Companies Act (provided that if a Dissenting Shareholder fails to perfect effectively, withdraws or waives or loses such dissenters' rights action, such Dissenting Shareholder shall be entitled to receive or retain Parent Common Shares pursuant to Section 3.1).  FRNT shall give Parent (a) prompt notice of (i) any demands for appraisal of Dissenting Shares or attempted negotiations to settle or attempted withdrawal or withdrawals of such demands received by FRNT and any other instruments served under the Bermuda Companies Act and received by FRNT relating to any Dissenting Shareholder's right to be paid the fair value of such Dissenting Shareholder's Dissenting Shares and (ii) any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (b) the right and opportunity to participate in any and all negotiations and proceedings with respect to any written demands for appraisal under the Bermuda Companies Act.  FRNT shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Bermuda Companies Act.
SECTION 3.3.       Transfer Books.  At the Effective Time, the register of members of FRNT shall be closed and there shall be no further registration of transfers of FRNT Common Shares thereafter on the records FRNT.  From and after the Effective Time, the holders of Certificates representing FRNT Common Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such FRNT Common Shares, except as otherwise provided in this Agreement or by Law.  If, after the Effective Time, any Certificates are presented to the Exchange Agent or Parent for any reason for transfer, they shall be cancelled and exchanged for the proper Merger Consideration subject to and in accordance with the terms and requirements of this Article III.

ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF FRNT
Except as will be set forth in reasonable detail in the FRNT Disclosure Letter or accurately disclosed in any report, document or other disclosures published by FRNT through the information system of the NOTC on or after January 1, 2014 (collectively, the "FRNT Public Disclosures"), FRNT represents and warrants to Parent and Merger Sub that:
SECTION 4.1.        Organization, Qualification and Corporate Power.  FRNT is duly organized, validly existing and in good standing under the Laws of Bermuda, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  FRNT is duly qualified or licensed to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a FRNT Material Adverse Effect.  FRNT has heretofore made available to Parent true and complete copies of the memorandum of association, bye-laws and other organization documents of FRNT (the "FRNT Charter Documents") as currently in effect.
SECTION 4.2.        Authorization.
(a)            The execution, delivery and performance by FRNT of this Agreement and the consummation by FRNT of the Merger are within the corporate powers of FRNT and, except for the FRNT Shareholder Approval, have been duly authorized by all necessary corporate action on the part of FRNT and no other proceedings, consent or authorization on the part of FRNT is necessary to authorize this Agreement or the consummation of the Merger.  The only vote of the holders of any of FRNT's share capital necessary in connection with the Merger is the affirmative vote of seventy-five percent (75%) or more of the votes cast by the holders of FRNT Common Shares present and voting, and constituting a Quorum, at the FRNT Shareholders' Meeting to approve the Merger and the adoption of this Agreement and the Bermuda Merger Agreement (such approval, the "FRNT Shareholder Approval").  This Agreement is a valid and binding agreement of FRNT enforceable against FRNT in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
(b)            At a meeting duly called and held, the FRNT Board (i) determined that this Agreement, the Bermuda Merger Agreement and the Merger are fair to and in the best interests of FRNT and FRNT's shareholders, (ii) approved, adopted and declared advisable this Agreement, the Bermuda Merger Agreement and the Merger, (iii) recommended that this Agreement, the Bermuda Merger Agreement and the Merger be submitted to the FRNT Shareholders' Meeting, and (iv) recommended the approval and adoption of this Agreement, the Bermuda Merger Agreement and the Merger by the shareholders of FRNT (such recommendation, the "FRNT Board Recommendation"), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.

(c)            The execution, delivery and performance by FRNT of this Agreement and the consummation by FRNT of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of appropriate merger or other documents (including the Merger Application) as required by the Bermuda Companies Act, and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities law and the rules and requirements of NYSE, the Oslo Stock Exchange, the LSE and the NOTC including the filing of the Registration Statement, the Joint Proxy Statement/Prospectus or any other Parent Disclosure Documents with the SEC.
SECTION 4.3.       Noncontravention.  Except as will be set forth in Section 4.3 of the FRNT  Disclosure Letter, the execution delivery and performance by FRNT of this Agreement, and the consummation by FRNT of the Merger do not and will not (i) violate any provision of the memorandum of association, bye-laws (or comparable organization documents, as applicable) of any FRNT Company, (ii) assuming compliance with the matters referred to in Section 4.2(b), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any FRNT Company under any provision of any Material Contract or any Governmental Authorization of any FRNT Company of (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens or Liens created by Parent or its Affiliates, on, any asset of any FRNT Company.
SECTION 4.4.       Capitalization.
(a)            The authorized share capital of FRNT consists of $750,000,000 divided into 375,000,000 FRNT Common Shares of $2.00 par value each.  As of the date of this Agreement 249,100,000 FRNT Common Shares are issued and outstanding, 6,792,117 of which are held in treasury by FRNT.  All issued and outstanding shares of FRNT are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the Bermuda Companies Act and the memorandum of association and bye-laws of FRNT or any agreement to which FRNT is a party or otherwise bound.
(b)            Except as will be set forth in Section 4.4(b) of the FRNT Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares or other voting securities of or ownership interests in FRNT (ii) securities of FRNT convertible into or exchangeable or exercisable for shares or other voting securities of, or ownership interests in FRNT, (iii) warrants, calls, options or other rights to acquire from FRNT , or other obligation of FRNT to issue, any shares or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for shares or other voting securities or ownership interests in, FRNT, or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of FRNT (the items in clauses (i) through (iv) being referred to collectively as the "FRNT Securities").  There are no outstanding obligations of FRNT to repurchase, redeem or otherwise acquire any of the FRNT Securities.  FRNT is not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of FRNT or other FRNT Securities.  Except as may be required by applicable securities Laws and regulations and other than the FRNT Charter Documents, FRNT is not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale or resale of, shares of FRNT or other FRNT Companies.

(c)            There is no outstanding indebtedness of  FRNT having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of  FRNT may vote.
(d)            FRNT does not have any class of equity securities that is registered, or required to be registered, under Section 12 of the 1934 Act and is not otherwise required to file or furnish reports under Section 13(a) or 15(d) of the 1934 Act.
SECTION 4.5.       FRNT Subsidiaries.
(a)            Section 4.5(a) of the FRNT Disclosure Letter will set forth a complete and correct list of each FRNT Company other than FRNT (individually a "FRNT Subsidiary" and collectively, the "FRNT Subsidiaries"), together with the jurisdiction of incorporation or formation of each such FRNT Subsidiary, the form of organization of each such Subsidiary, the authorized and issued shares, voting securities or other ownership interests of each such FRNT Subsidiary and the name of each holder thereof. All outstanding ownership interests of the FRNT Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the FRNT Subsidiaries Charter Documents (as defined below), or any agreement to which the FRNT Subsidiaries are a party or otherwise bound.
(b)            Each FRNT Subsidiary has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a FRNT Material Adverse Effect.  Each such FRNT Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a FRNT Material Adverse Effect.  FRNT has heretofore made available to Parent true and complete copies of the articles of association, bye-laws, certificate of formation, limited liability company agreement and other organization documents of each of the FRNT Subsidiaries (the "FRNT Subsidiaries Charter Documents," and, together with the FRNT Charters Documents, the "FRNT Companies Charter Documents") as currently in effect.

(c)            Except as will be set forth in Section 4.5(c) of the FRNT Disclosure Letter, all of the issued and outstanding shares of, or voting securities of, or other ownership interests in, each FRNT Subsidiary, are collectively owned by FRNT directly or indirectly, free and clear of any Liens (other than Permitted Liens).  There are no issued, reserved for issuance or outstanding (i) securities of any FRNT Subsidiary convertible into, or exchangeable or exercisable for, shares or other voting securities of, or ownership interests in, any FRNT Subsidiary, (ii) warrants, calls, options or other rights to acquire from any FRNT Subsidiary, or other obligations of any FRNT Subsidiary to issue, any shares or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any shares or other voting securities of, or ownership interests in, any FRNT Subsidiary, or (iii) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or other voting securities of, or ownership interests in, any FRNT Subsidiary (the items in clauses (i) through (iii), together with all of the issued and outstanding shares of, or other voting securities of, or ownership interests in, each FRNT Subsidiary, being referred to collectively as the "FRNT Subsidiary Securities").  None of the FRNT Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for other FRNT Subsidiaries as will be set forth in Section 4.5(a) of the FRNT Disclosure Letter.  There are no outstanding obligations of any FRNT Subsidiary to repurchase, redeem or otherwise acquire any of the FRNT Subsidiary Securities.  Except as will be set forth in Section 4.5(c) of the FRNT Disclosure Letter, neither FRNT nor the FRNT Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any FRNT Company or any other Person.
(d)            Except as will be set forth in Section 4.5(d) of the FRNT Disclosure Letter, there is no outstanding Indebtedness of the FRNT Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of the FRNT Subsidiaries may vote.
(e)            The FRNT Subsidiaries do not have any class of equity securities that is registered or required to be registered, under Section 12 of the 1934 Act.  At no time has any class of securities issued by the FRNT Subsidiaries been held of record by five hundred (500) or more Persons.
SECTION 4.6.       Financial Statements.
(a)            The audited consolidated balance sheets of FRNT, as of December 31, 2014 (the "FRNT Balance Sheet") and 2013, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2014 and 2013 (including the related notes and schedules) have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, shareholders' equity and cash flows of the FRNT Companies as of the indicated dates and for the indicated periods.
(b)            FRNT has previously furnished to Parent a true and correct copy of  the unaudited consolidated balance sheets of the FRNT Companies as of March 31, 2015, and the related unaudited interim consolidated statements of operations, shareholders' equity and cash flows of the FRNT Companies for the three (3) months then ended, which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, shareholders' equity and cash flows of the FRNT Companies as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 4.7.       Disclosure Documents.  The information with respect to the FRNT Companies that FRNT supplies in writing to Parent specifically for use in the Registration Statement, the Joint Proxy Statement/Prospectus or in any other Parent Disclosure Documents (the " FRNT Disclosure Information") at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Joint Proxy Statement/Prospectus or any other Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
SECTION 4.8.       Taxes.
(a)            All material Tax Returns required by applicable Law to have been filed by each FRNT Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects.  All material Taxes that are due and payable have been paid.
(b)            There is no audit or other proceeding pending against or with respect to any FRNT Company, with respect to any material amount of Tax.  There are no material Liens on any of the assets of any FRNT Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
(c)            Each FRNT Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.
(d)            None of the FRNT Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.
(e)            None of the FRNT Companies is a party to any Tax allocation or sharing agreement.
(f)            None of the FRNT Companies has been included in any "consolidated," "unitary" or "combined" Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the FRNT Companies are the only members).
(g)            None of the FRNT Companies has any liability for the Taxes of any Person (other than any of the FRNT Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h)            None of the FRNT Companies is or has been a party to any "listed transaction" as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(i)            None of the FRNT Companies has been either a "distributing corporation" or a "controlled corporation" in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.
(j)            Except as will be set forth in Section 4.8(j) of the FRNT Disclosure Letter, none of the FRNT Companies has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.
(k)            Each FRNT Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.
(l)            No written claim has ever been made by any Governmental Authority in a jurisdiction where any FRNT Company does not file Tax Returns that any FRNT Company is or may be subject to taxation by that jurisdiction.
SECTION 4.9.       Compliance with Laws; Governmental Authorizations.
(a)            Each FRNT Company is, and since January 1, 2014 has been, in compliance with all Laws and Governmental Authorizations to which such entity, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a FRNT Material Adverse Effect.
(b)            Each FRNT Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a FRNT Material Adverse Effect.
SECTION 4.10.    Absence of Certain Changes; No Undisclosed Liabilities.
(a)            Since March 31, 2014, (i) the FRNT Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a FRNT Material Adverse Effect.
(b)            Other than as expressly required by this Agreement, from March 31, 2015 until the date hereof, there has not been any action taken by any FRNT Company that, had such action occurred after the date of this Agreement without Parent's consent, would constitute a breach of Section 6.1.
(c)            There are no liabilities of any FRNT Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in March 31, 2015 FRNT consolidated balance sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since December 31, 2014 and which are not, individually or in the aggregate, material to the FRNT Companies, taken as a whole, (iii) liabilities incurred in connection with the Merger, and (iv) liabilities that would not have a FRNT Material Adverse Effect.  None of the FRNT Companies is a party to, nor do the FRNT Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any FRNT Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any FRNT Company.

SECTION 4.11.    Tangible Personal Assets.  The FRNT Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any FRNT Company to conduct its business as currently conducted.
SECTION 4.12.    Vessels; Maritime Matters.
(a)            Section 4.12(a) of the FRNT Disclosure Letter will contain a list of all vessels owned by any FRNT Company (the "Owned Vessels") or chartered-in by any FRNT Company pursuant to charter arrangements (the "Leased Vessels"), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Vessel is currently operating in the spot market or time chartered market, of each Owned Vessel and Leased Vessel.  Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a FRNT Material Adverse Effect.  Each FRNT Company is qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel's flag state, except where such failure to be qualified would not have a FRNT Material Adverse Effect.  Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a FRNT Material Adverse Effect.
(b)            Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of FRNT, (i) no event has occurred and no condition exists that would cause such Vessel's class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.
(c)            With respect to each of the Owned Vessels, one of the FRNT Companies, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens.

(d)            Prior to the date of this Agreement, the FRNT Companies have made available to Parent or its representatives accurate, complete and correct copies of the most recent inspection reports relating to each Vessel.
SECTION 4.13.     Contracts.
(a)            Section 4.13(a) of the FRNT Disclosure Letter will list the following Contracts to which any FRNT Company is a party that are in effect as of the date hereof:
(i)            each "material contract" (as such term is defined in Item 10.C and in instructions as to Exhibits of Form 20-F) to which any FRNT Company is a party to or bound;
(ii)            each Contract not contemplated by this Agreement that materially limits the ability of any FRNT Company to engage in its business or compete in any manner;
(iii)            each Contract that creates a partnership, joint venture or any strategic alliance with respect to any FRNT Company, other than the organizational documents of the FRNT Companies;
(iv)            each employment, consulting, services or similar Contract with any employee or independent contractor of a FRNT Company involving more than $25,000 of annual compensation;
(v)            each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness or Contract providing for indebtedness in excess of $1,000,000;
(vi)            each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of shares, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;
(vii)            each Contract that relates to an acquisition or disposition, directly or indirectly (whether by merger, sale of shares, sale of assets (including any Vessel) or otherwise), by any FRNT Company after the date of this Agreement of assets or any material business for consideration with a fair market value in excess of $1,000,000;
(viii)            any Contract related to an acquisition or disposition, directly or indirectly (by merger, sale of shares, sale of assets or otherwise), by any FRNT Company prior to the date of this Agreement that includes provisions that are in effect in respect of "earn-outs" or deferred or contingent consideration;
(ix)            each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by any FRNT Company and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;

(x)            each management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel involving annual payments in excess of $50,000;
(xi)            any Contract with a Third Party for the charter of any Vessel, other than any (A) voyage charter or (B) time charter with a duration of 12 months or less;
(xii)            each Contract that provides for indemnification by any FRNT Company to any Person other than a Contract entered into in the ordinary course of business or that is not material to any FRNT Company;
(xiii)            each Contract to which any FRNT Company is a party or otherwise bound that contains a so-called "most favored nations" provision or similar provisions requiring any FRNT Company or its Affiliates (including, after the Closing, Parent or any of its Affiliates) to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and
(xiv)            each Contract involving a standstill or similar obligation of any FRNT Company.
(b)            The FRNT Companies have heretofore made available to Parent true and complete copies of the Material Contracts as in effect as of the date hereof.  Except for breaches, violations or defaults which would not have a FRNT Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the FRNT Companies, and to the Knowledge of FRNT, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) none of the FRNT Companies, nor to the Knowledge of FRNT, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and none of the FRNT Companies has received written notice that it has breached, violated or defaulted under any Material Contract.
SECTION 4.14.     Litigation.  Except as will be set forth in Section 4.14 of the FRNT Disclosure Letter, there is no Action pending or, to the Knowledge of FRNT, threatened against any FRNT Company.  No officer or director of any FRNT Company is a defendant in any Action commenced by any equityholder of any FRNT Company with respect to the performance of his duties as an officer or a director of any FRNT Company under any applicable Law.  There is no material unsatisfied judgment, penalty or award against any FRNT Company.  None of the FRNT Companies is subject to any Orders.
SECTION 4.15.    Employee Benefits.
(a)            Section 4.15(a) of the FRNT Disclosure Letter will include a list of all FRNT Benefit Plans.  The FRNT Companies have delivered or made available to Parent copies of each FRNT Benefit Plan or, in the case of any unwritten FRNT Benefit Plans, a summary thereof.

(b)            Section 4.15(b) of the FRNT Disclosure Letter will include a list of all executives of any FRNT Company (e.g., chief executive officer, president, chief financial officer, chief operating officer, etc.) who perform substantially all of their personal services for any FRNT Company pursuant to agreements to which any FRNT Company is a party and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.
(c)            Each FRNT Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not have a FRNT Material Adverse Effect.
(d)            Except as would not have a FRNT Material Adverse Effect, (i) each FRNT Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of FRNT, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status.  Except as would not have an FRNT Material Adverse Effect, all benefits, contributions and premiums relating to each FRNT Benefit Plan have been timely paid or made in accordance with the terms of such FRNT Benefit Plan and the terms of all applicable Laws and any related agreement.
(e)            None of the FRNT Companies has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any "employee benefit plan," within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"), that is covered by ERISA.
(f)            None of the FRNT Companies has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of any FRNT Company under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.
(g)            Except as will be set forth in Section 4.15(g) of the FRNT Disclosure Letter, the execution of this Agreement, and performance of the Merger will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with any FRNT Company, or (ii) the triggering or imposition of any restrictions or limitations on the right of any FRNT Company to amend or terminate any FRNT Benefit Plan.
SECTION 4.16.    Labor and Employment Matters.  The FRNT Companies have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply would not have a FRNT Material Adverse Effect.  There are no material pending or, to the Knowledge of FRNT, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of any FRNT Company.  Since January 1, 2013, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of a FRNT Company, except where such strike, dispute, work stoppage, request, picket or work slow-down would not have a FRNT Material Adverse Effect.  None of the FRNT Companies is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers' representatives.  To the Knowledge of FRNT, there is not pending or underway any union, or any other type of workers' representatives, organizational activities or requests or elections for representation with respect to employees of any FRNT Company.

SECTION 4.17.    Environmental.  Except for any matter that would not have an FRNT Material Adverse Effect, (a) each FRNT Company is and has been in compliance with all Environmental Laws, (b) each FRNT Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any FRNT Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of FRNT, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each FRNT Company has provided to Parent all material documents in its possession related to compliance with or liability under Environmental Laws.
SECTION 4.18.    Insurance.  The FRNT Companies maintain (i) insurance policies and fidelity bonds covering the FRNT Companies or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessels in such amounts and types as are customary in the shipping industry (collectively, the "Policies").  Section 4.18 of the FRNT Disclosure Letter will include a list of all such Policies.  None of the FRNT Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have a FRNT Material Adverse Effect.  None of the FRNT Companies has received any written notice that any Policy has been cancelled.  There are no material claims individually or in the aggregate by any FRNT Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.
SECTION 4.19.    Fees.  Other than fees payable with respect to fairness opinions to be obtained in connection with the Merger, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf the FRNT Companies who might be entitled to any fee or commission in connection with this Agreement or the Merger.  FRNT has furnished to Parent true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.
SECTION 4.20.     Takeover Statutes.  The FRNT Companies have taken all actions required to be taken by them in order to exempt this Agreement and the Merger from the requirements of any "moratorium", "control share", "fair price", "affiliate transaction", "business combination" or other anti-takeover laws and regulations of any Governmental Authority or contained in the FRNT Companies Charter Documents, if any.

SECTION 4.21.     Interested Party Transactions.  Except as will be set forth in Section 4.21 of the FRNT Disclosure Letter, (a) there are no Contracts or arrangements between any FRNT Company, on the one hand, and any current or former officer or director of any FRNT Company or any of such officer's or director's immediate family members or Affiliates, or any current or former record or beneficial owners of any equity or equity-linked securities in any Company or any of such owner's Affiliates, on the other hand (any such Contracts or arrangement, an "Interested Party Transaction"), and (b) no Affiliate of any FRNT Company possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of any FRNT Company.
SECTION 4.22.    Certain Business Practices.  None of the FRNT Companies nor (to the Knowledge of FRNT), any director, officer, agent or employee of any FRNT Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of any FRNT Company, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of any FRNT Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, or (c) made any other unlawful payment.
ARTICLE V
 REPRESENTATIONS AND WARRANTIES OF PARENT
Except as will be set forth in the Parent Disclosure Letter, or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC or published through the information system of the NYSE, the LSE or the Oslo Stock Exchange by Parent and publicly available on or after January 1, 2014 (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms or documents) (collectively, the "Parent Public Disclosures"), Parent represents and warrants to FRNT that:
SECTION 5.1.       Organization, Qualification and Corporate Power.  Parent and Merger Sub are each duly organized, validly existing and in good standing under the Laws of Bermuda, and have all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate their properties and assets and to carry on its business as it is now being conducted.  Parent is duly qualified or licensed to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent has heretofore made available to FRNT true and complete copies of the memorandum of association, bye-laws and other organization documents of Parent (the "Parent Charter Documents") as currently in effect.

SECTION 5.2.       Authorization.
(a)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger are within the corporate powers of Parent and Merger Sub is and, except for the Parent Shareholder Approval (in order to comply with the condition set forth in Section 9.1(a)), have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other proceedings, consent or authorization on the part of Parent or Merger Sub is necessary to authorize this Agreement or the consummation of the Merger. The only vote of the holders of any of Parent's capital shares necessary in connection with the Merger (in order to comply with the condition set forth in Section 9.1(a)) is the affirmative vote of a majority or more of the votes cast by holders of Parent Common Shares present and voting, and constituting a quorum consisting of one or more shareholders, either present in person or by proxy, holding in the aggregate shares carrying 33 1/3% of the voting rights entitled to be exercised at such meeting, at the Parent Shareholders' Meeting to approve the Merger and the adoption of this Agreement (such approval, the "Parent Shareholder Approval").  This Agreement is a valid and binding agreement of Parent enforceable against Parent in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
(b)            At a meeting duly called and held, the Parent Board (i) determined that this Agreement and the Merger are fair to and in the best interests of Parent and Parent's shareholders, (ii) approved, adopted and declared advisable this Agreement, and the Merger, (iii) recommended that this Agreement and the Merger be submitted to the Parent Shareholders' Meeting, and (iv) recommended the approval and adoption of this Agreement and the Merger by the shareholders of Parent (such recommendation, the "Parent Board Recommendation"), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.
(c)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of appropriate merger or other documents (including the Merger Application) as required by the Bermuda Companies Act, and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities law and the rules and requirements of NYSE, the Oslo Stock Exchange, the LSE and the NOTC, including the filing of the Registration Statement, the Joint Proxy Statement/Prospectus or any other Parent  Disclosure Documents with the SEC.
SECTION 5.3.       Noncontravention.  Except as will be set forth in Section 5.3 of the Parent  Disclosure Letter, the execution delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Merger do not and will not (i) violate any provision of the memorandum of association, bye-laws (or comparable organization documents, as applicable) of any Parent Company, (ii) assuming compliance with the matters referred to in Section 5.2(c), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(c), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any Parent Company under any provision of any Material Contract or any Governmental Authorization of any Parent Company of (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens, on, any asset of any Parent Company.

SECTION 5.4.       Capitalization.
(a)            The authorized share capital of Parent consists of $1,000,000,000 divided into 1,000,000,000 Parent  Common Shares of $1.00 par value each.  As of the date of this Agreement 198,375,854 Parent Common Shares are issued and outstanding, none of which are held in treasury by Parent.  All issued and outstanding shares of Parent are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the Bermuda Companies Act and the memorandum of association and bye-laws of Parent or any agreement to which Parent is a party or otherwise bound.
(b)            Except as will be set forth in Section 5.4(b) of the Parent Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares or other voting securities of or ownership interests in Parent (ii) securities of the Parent convertible into or exchangeable or exercisable for shares or other voting securities of, or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent, or other obligation of Parent to issue, any shares or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for shares or other voting securities or ownership interests in, Parent, or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of Parent (the items in clauses (i) through (iv) being referred to collectively as the "Parent Securities").  There are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any of the Parent Securities.  Parent is not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Parent or other Parent Securities.  Except as may be required by applicable securities Laws and regulations and other than the Parent Charter Documents, Parent is not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, shares of Parent or other Parent Companies.
(c)            There is no outstanding Indebtedness of Parent having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of Parent may vote.
SECTION 5.5.       Parent Subsidiaries.
(a)            Section 5.5(a) of the Parent Disclosure Letter will set forth a complete and correct list of each Parent Company other than Parent (individually a "Parent Subsidiary" and collectively, the "Parent Subsidiaries"), together with the jurisdiction of incorporation or formation of each such Parent Subsidiary, the form of organization of each such Parent Subsidiary, the authorized and issued shares, voting securities or other ownership interests of each such Parent Subsidiary and the name of each holder thereof. All outstanding ownership interests of the Parent Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Parent Subsidiaries Charter Documents (as defined below), or any agreement to which the Parent Subsidiaries are a party or otherwise bound.

(b)            Each Parent Subsidiary has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Parent Material Adverse Effect.  Each such Parent Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Parent Material Adverse Effect.  Parent has heretofore made available to FRNT true and complete copies of the articles of association, bye-laws, certificate of formation, limited liability company agreement and other organization documents of each of the Parent Subsidiaries (the "Parent Subsidiaries Charter Documents", and, together with the Parent Charter Documents, the "Parent Companies Charter Documents") as currently in effect.
(c)            All of the outstanding shares of, or voting securities of, or other ownership interests in, each Parent Subsidiary, are collectively owned by Parent directly or indirectly, free and clear of any Liens (other than Permitted Liens).  There are no issued, reserved for issuance or outstanding (i) securities of any Parent Subsidiary convertible into, or exchangeable or exercisable for, shares or other voting securities of, or ownership interests in, any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from any Parent Subsidiary, or other obligations of any Parent Subsidiary to issue, any shares or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any shares or other voting securities of, or ownership interests in, any Parent Subsidiary, or (iii) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or other voting securities of, or ownership interests in, any Parent Subsidiary (the items in clauses (i) through (iii), together with all of the outstanding shares of, or other voting securities of, or ownership interests in, each Parent Subsidiary, being referred to collectively as the "Parent Subsidiary Securities").  None of the Parent Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Parent Subsidiaries as will be set forth in Section 5.5(a) of the Parent Disclosure Letter.  There are no outstanding obligations of any Parent Subsidiary to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities.  Except as will be set forth in Section 5.5(c) of the Parent Disclosure Letter, neither Parent nor the Parent Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Parent Company or any other Person.

(d)            There is no outstanding Indebtedness of the Parent Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of the Parent Subsidiaries may vote.
(e)            The Parent Subsidiaries do not have any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act.  At no time has any class of securities issued by the Parent Subsidiaries been held of record by five hundred (500) or more Persons.
SECTION 5.6.       Parent SEC, Oslo Stock Exchange and LSE Filings.
(a)            Parent has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "Parent SEC Documents"), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)            Parent has filed with or furnished to the Oslo Stock Exchange and the LSE all reports, statements, prospectuses and other documents required to be filed with or furnished to the Oslo Stock Exchange or the LSE by Parent since January 1, 2014 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "Parent OSE/LSE Documents"), except where such failure to file with or furnish to the OSE or the LSE such reports, prospectuses or other documents required to be filed with or furnished to the OSE or the LSE has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)            As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.
(d)            As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon written information furnished to Parent by FRNT or its Affiliates specifically for use therein.

(e)            As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent OSE/LSE Document having been filed, and each Parent OSE/LSE Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon written information furnished to Parent by FRNT or its Affiliates specifically for use therein.
(f)            Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon written information furnished to Parent by FRNT or its Affiliates specifically for use therein.
(g)            Except as will be set forth in Section 5.6(e) of the Parent Disclosure Letter, since January 1, 2014, Parent has complied in all material respects with the applicable listing and corporate governance rules and regulations of NYSE, the Oslo Stock Exchange and the LSE.
SECTION 5.7.       Financial Statements.
(a)            The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents (including the consolidated balance sheet of Parent as of December 31, 2014, herein referred to as the "Parent Balance Sheet") complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods.
(b)            The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved, subject to normal and recurring year-end adjustments, the effect of which will not be materially adverse (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience and the absence of full footnote disclosure.

SECTION 5.8.       Taxes.
(a)            All material Tax Returns required by applicable Law to have been filed by each Parent Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects.  All material Taxes that are due and payable have been paid.
(b)            There is no audit or other proceeding pending against or with respect to any Parent Company, with respect to any material amount of Tax.  There are no material Liens on any of the assets of any Parent Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
(c)            Each Parent Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.
(d)            None of the Parent Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.
(e)            None of the Parent Companies is a party to any Tax allocation or sharing agreement.
(f)            None of the Parent Companies has been included in any "consolidated," "unitary" or "combined" Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Parent Companies are the only members).
(g)            None of the Parent Companies has any liability for the Taxes of any Person (other than any of the Parent Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
(h)            None of the Parent Companies is or has been a party to any "listed transaction" as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(i)            None of the Parent Companies has been either a "distributing corporation" or a "controlled corporation" in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.
(j)            None of the Parent Companies has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.

(k)            Each Parent Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.
(l)            No written claim has ever been made by any Governmental Authority in a jurisdiction where any Parent Company does not file Tax Returns that any Parent Company is or may be subject to taxation by that jurisdiction.
SECTION 5.9.       Compliance with Laws; Governmental Authorizations.
(a)            Each Parent Company is, and since January 1, 2014 has been, in compliance with all Laws and Governmental Authorizations to which such entity, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a Parent Material Adverse Effect.
(b)            Each Parent Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a Parent Material Adverse Effect.
SECTION 5.10.    Absence of Certain Changes; No Undisclosed Liabilities.
(a)            Since March 31, 2015, (i) the Parent Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a Parent Material Adverse Effect.
(b)            Other than as expressly required by this Agreement, from March 31, 2015 until the date hereof, there has not been any action taken by any Parent Company that, had such action occurred after the date of this Agreement without FRNT's consent, would constitute a breach of Section 6.1.
(c)            There are no liabilities of any Parent Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the March 31, 2015 Parent consolidated balance sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since December 31, 2014 and which are not, individually or in the aggregate, material to the Parent Companies, taken as a whole, (iii) liabilities incurred in connection with the Merger, and (iv) liabilities that would not have a Parent Material Adverse Effect.  None of the Parent Companies is a party to, nor do the Parent Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any Parent Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Parent Company.

SECTION 5.11.    Tangible Personal Assets.  The Parent Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any Parent Company to conduct its business as currently conducted.
SECTION 5.12.    Vessels; Maritime Matters.
(a)            Section 5.12(a) of the Parent Disclosure Letter will contain a list of all vessels owned by any Parent Company (the "Owned Vessels") or chartered-in by any Parent Company pursuant to charter arrangements (the "Leased Vessels"), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Vessel is currently operating in the spot market or time chartered market, of each Owned Vessel and Leased Vessel.  Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a Parent Material Adverse Effect.  Each Parent Company is qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel's flag state, except where such failure to be qualified would not have a Parent Material Adverse Effect.  Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a Parent Material Adverse Effect.
(b)            Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of Parent, (i) no event has occurred and no condition exists that would cause such Vessel's class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.
(c)            With respect to each of the Owned Vessels, one of the Parent Companies, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens.
(d)            Prior to the date of this Agreement, the Parent Companies have made available to FRNT or its representatives accurate, complete and correct copies of the most recent inspection reports relating to each Vessel.
SECTION 5.13.    Contracts.
(a)            Section 5.13(a) of the Parent Disclosure Letter will list the following Contracts to which any Parent Company is a party that are in effect as of the date hereof:
(i)            each "material contract" (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which any Parent Company is a party to or bound;

(ii)            each Contract not contemplated by this Agreement that materially limits the ability of any Parent Company to engage in its business or compete in any manner;
(iii)            each Contract that creates a partnership, joint venture or any strategic alliance with respect to any Parent Company, other than the organizational documents of the Parent Companies;
(iv)            each employment, consulting, services or similar Contract with any employee or independent contractor of a Parent Company involving more than $25,000 of annual compensation;
(v)            each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness or Contract providing for indebtedness in excess of $1,000,000;
(vi)            each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of shares, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;
(vii)            each Contract that relates to the acquisition or disposition, directly or indirectly (whether by merger, sale of shares, sale of assets (including any Vessel) or otherwise), by any Parent Company after the date of this Agreement of assets or any material business for consideration with a fair market value in excess of $1,000,000;
(viii)            any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of shares, sale of assets or otherwise), by any Parent Company prior to the date of this Agreement that includes provisions that are in effect in respect of "earn-outs" or deferred or contingent consideration;
(ix)            each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by any Parent Company and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;
(x)            each management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel involving annual payments in excess of $50,000;
(xi)            any Contract with a Third Party for the charter of any Vessel, other than any (A) voyage charter or (B) time charter with a duration of 12 months or less;
(xii)            each Contract that provides for indemnification by any Parent Company to any Person other than a Contract entered into in the ordinary course of business or that is not material to any Parent Company;
(xiii)            each Contract to which any Parent Company is a party or otherwise bound that contains a so-called "most favored nations" provision or similar provisions requiring any Parent Company or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and

(xiv)            each Contract involving a standstill or similar obligation of any Parent Company.
(b)            The Parent Companies have heretofore made available to FRNT true and complete copies of the Material Contracts as in effect as of the date hereof.  Except for breaches, violations or defaults which would not have a Parent Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Parent Companies, and to the Knowledge of Parent, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) none of the Parent Companies, nor to the Knowledge of Parent, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and none of the Parent Companies has received written notice that it has breached, violated or defaulted under any Material Contract.
SECTION 5.14.    Litigation.  Except as will be set forth in Section 5.14 of the Parent Disclosure Letter, there is no Action pending or, to the Knowledge of Parent, threatened against any Parent Company.  No officer or director of any Parent Company is a defendant in any Action commenced by any equityholder of any Parent Company with respect to the performance of his duties as an officer or a director of any Parent Company under any applicable Law.  There is no material unsatisfied judgment, penalty or award against any Parent Company.  None of the Parent Companies is subject to any Orders.
SECTION 5.15.     Employee Benefits.
(a)            Section 5.15(a) of the Parent Disclosure Letter will include a list of all Parent Benefit Plans.  The Parent Companies have delivered or made available to FRNT copies of each Parent Benefit Plan or, in the case of any unwritten Parent Benefit Plans, a summary thereof.
(b)            Section 5.15(b) of the Parent Disclosure Letter will include a list of all executives of any Parent Company (e.g., chief executive officer, president, chief financial officer, chief operating officer, etc.) who perform substantially all of their personal services for any Parent Company pursuant to agreements to which any Parent Company is a party and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.
(c)            Each Parent Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not have a Parent Material Adverse Effect.
(d)            Except as would not have a Parent Material Adverse Effect, (i) each Parent Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of Parent, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status.  Except as would not have an Parent Material Adverse Effect, all benefits, contributions and premiums relating to each Parent Benefit Plan have been timely paid or made in accordance with the terms of such Parent Benefit Plan and the terms of all applicable Laws and any related agreement.

(e)            None of the Parent Companies has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any "employee benefit plan," within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"), that is covered by ERISA.
(f)            None of the Parent Companies has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of any Parent Company under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.
(g)            Except as will be set forth in Section 5.15(g) of the Parent Disclosure Letter, the execution of this Agreement, and performance of the Merger will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with any Parent Company, or (ii) the triggering or imposition of any restrictions or limitations on the right of any Parent Company to amend or terminate any Parent Benefit Plan.
SECTION 5.16.     Labor and Employment Matters.  The Parent Companies have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply would not have a Parent Material Adverse Effect.  There are no material pending or, to the Knowledge of Parent, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of any Parent Company.  Since January 1, 2013, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of a Parent Company, except where such strike, dispute, work stoppage, request, picket or work slow-down would not have a Parent Material Adverse Effect.  None of the Parent Companies is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers' representatives.  To the Knowledge of Parent, there is not pending or underway any union, or any other type of workers' representatives, organizational activities or requests or elections for representation with respect to employees of any Parent Company.

SECTION 5.17.    Environmental.  Except for any matter that would not have an Parent Material Adverse Effect, (a) each Parent Company is and has been in compliance with all Environmental Laws, (b) each Parent Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any Parent Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of Parent, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each Parent Company has provided to FRNT all material documents in its possession related to compliance with or liability under Environmental Laws.
SECTION 5.18.    Insurance.  The Parent Companies maintain (i) insurance policies and fidelity bonds covering the Parent Companies or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessels in such amounts and types as are customary in the shipping industry (collectively, the "Policies").  Section 5.18 of the Parent Disclosure Letter will include a list of all such Policies.  None of the Parent Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have a Parent Material Adverse Effect.  None of the Parent Companies has received any written notice that any Policy has been cancelled.  There are no material claims individually or in the aggregate by any Parent Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.
SECTION 5.19.    Fees.  Other than fees payable with respect to fairness opinions to be obtained in connection with Merger, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf the Parent Companies who might be entitled to any fee or commission in connection this Agreement or the Merger.  Parent has furnished to FRNT true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.
SECTION 5.20.    Takeover Statutes.  The Parent Companies have taken all actions required to be taken by them in order to exempt this Agreement and the Merger from the requirements of any "moratorium", "control share", "fair price", "affiliate transaction", "business combination" or other anti-takeover laws and regulations of any Governmental Authority or contained in the Parent Companies Charter Documents.
SECTION 5.21.    Interested Party Transactions.  Except as will be set forth in Section 5.21 of the Parent Disclosure Letter, (a) there are no Contracts or arrangements between any Parent Company, on the one hand, and any current or former officer or director of any Parent Company or any of such officer's or director's immediate family members or Affiliates, or any current or former record or beneficial owners of any equity or equity-linked securities in any Parent Company or any of such owner's Affiliates, on the other hand (any such Contracts or arrangement, an "Interested Party Transaction"), and (b) no Affiliate of any Parent Company possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of any Parent Company.

SECTION 5.22.     Certain Business Practices.  None of the Parent Companies nor (to the Knowledge of Parent), any director, officer, agent or employee of any Parent Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of any Parent Company, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of any Parent Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, or (c) made any other unlawful payment.
ARTICLE VI
 CONDUCT PENDING THE MERGER
SECTION 6.1.       Operation of the Businesses of the Parties.
(a)            Except (A) as expressly required by this Agreement, or (B) with the prior written consent of the other Party, from the date hereof until the Effective Time, each of the Parties shall, and shall cause each of their Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that they shall not be obligated to increase the compensation of, or make any other payments to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship.
(b)            Without limiting the generality of Section 6.1(a), except (A) as expressly required by this Agreement, or (B) with the prior written consent of the other Party, from the date hereof until the Effective Time, neither of the Parties shall, and they shall cause their Subsidiaries not to, do any of the following:
(i)            amend its certificate of formation, limited liability company agreement, memorandum or articles of association or incorporation, bye-laws or other comparable charter or organizational documents (including by merger, consolidation or otherwise);
(ii)            (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares, property or otherwise) in respect of, any of its shares or convertible securities, (B) split, subdivide, combine, consolidate or reclassify any of its shares or convertible securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its shares or convertible securities, (D) purchase, redeem or otherwise acquire any of its shares or convertible securities, or (E) take any action that would result in any amendment, modification or change of any term of, or material default under, any Indebtedness of any FRNT Company or any Parent Company, as the case may be;

(iii)            (A) issue, deliver, sell, grant, pledge, charge, transfer, subject to any Lien or otherwise encumber or dispose of any of its shares or convertible securities, or (B) amend any term of any of its shares or convertible securities, (in each case, whether by merger, consolidation or otherwise);
(iv)            accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;
(v)            incur more than $5,000,000 of capital expenditures, in the aggregate, other than in connection with currently scheduled dry docking of Vessels and currently scheduled payments under newbuilding Contracts;
(vi)            acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of shares, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $1,000,000 individually or $5,000,000 in the aggregate;
(vii)            enter into or materially amend, modify, extend or terminate any Material Contact or any Interested Party Transaction;
(viii)            sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, (B) Permitted Liens incurred in the ordinary course of business consistent with past practice;
(ix)            adopt a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of any FRNT Company or Parent Company, as the case may be, or enter into any agreement with respect to the voting of its shares or other securities held by any FRNT Company or Parent Company, as the case may be;
(x)            except in the ordinary course of business consistent with past practice: (A) grant to any current or former director, officer, employee or consultant of any FRNT Company or Parent Company, as the case may be, any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee of any FRNT Company or Parent Company, as the case may be, any severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course of any such Person to the extent required under Applicable Law or existing Benefit Plans or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Benefit Plan except for amendments as required under Applicable Law or pursuant to the terms of such plan;
(xi)            except as required by GAAP or Regulation S-X or other rules or regulations of the SEC under the 1934 Act or related SEC interpretations and pronouncements, make any change in any method of accounting principles, method or practices;

(xii)            (A) incur or issue any Indebtedness, (B) make any loans, advances or capital contributions to, or investments in, any other Person, or (C) repay or satisfy any Indebtedness;
(xiii)            change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by any FRNT Company or Parent Company, as the case may be, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Merger;
(xiv)            institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority;
(xv)            disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;
(xvi)            waive, release or assign any claims or rights having a value of $200,000 individually or $1,000,000 in the aggregate;
(xvii)            fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by any FRNT Company or Parent Company, as the case may be, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect;
(xviii)            knowingly or intentionally take, or agree in writing or otherwise to take, any action that would or is reasonably likely to result in any of the conditions to the Merger set forth in Article IX not being satisfied, or would make any representation or warranty of the Parties contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Parties to consummate the Merger in accordance with the terms hereof or materially delay such consummation;
(xix)            directly or indirectly (A) purchase or construct any Vessel or enter into any Contract for the purchase or construction of any Vessel, (B) sell or otherwise dispose of any Vessel or enter into any contract for the sale or disposal of any Vessel, (C) enter into any contract for the bareboat charter-out of any Vessel or for a time charter-out longer than two years of any Vessel, (D) defer scheduled maintenance of any Vessel, (E) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Vessels; or

(xx)            authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xix) of this Section 6.1.
SECTION 6.2.       Access to Information.  After the date hereof until the Effective Time and subject to Applicable Law, the Parties shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the FRNT Companies and the Parent Companies, as applicable, (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the FRNT Companies and the Parent Companies, as applicable, to cooperate with the other Party in the matters described in clauses (i) and (ii) above.
SECTION 6.3.       Notice of Developments.  Each of the Parties will give prompt written notice to the other Party of any event that has had or would reasonably be expected to give rise to, individually or in the aggregate, a FRNT Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.  The delivery of any notice pursuant to this Section 6.3 will not limit, expand or otherwise affect the remedies available hereunder (if any) to the party receiving such notice.
SECTION 6.4.        No Solicitation by Parent.
(a)            General Prohibitions.  Subject to Section 6.4(b) after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, Parent and its Subsidiaries shall not (and Parent shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Parent Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Parent or any of its Subsidiaries or afford access to the business, properties, assets, books or records of Parent or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, a Parent Acquisition Proposal, (iii) fail to make, withdraw, or modify or amend, in a manner adverse to FRNT, the Parent Board Recommendation (or recommend a Parent Acquisition Proposal) (any of the foregoing in this clause (iii) with respect to Parent, an "Adverse Recommendation Change"), or (iv) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Parent Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom Parent is permitted to provide information in accordance with Section 6.4(b)(i)).  Parent and its Subsidiaries shall (and Parent shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Parent Acquisition Proposal or efforts to obtain a Parent Acquisition Proposal.

(b)            Exceptions.
(i)            Prior to (but not at any time after) obtaining the Parent Shareholder Approval, Parent, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written Parent Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 6.4(a), and (y) the Parent Board reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to FRNT) with such Third Party containing provisions that expressly permit Parent to comply with the terms of this Section 6.4 if, in the case of either clause (A) or (B), the Parent Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to FRNT) is provided or made available to FRNT, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.
(ii)            At any time prior to obtaining the Parent Shareholder Approval, in response to a material fact, event, change, development, or set of circumstances (other than a Parent Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Parent Board as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances, an "Intervening Event"), if the Parent Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Intervening Event, the failure of the Parent Board to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under Applicable Law, the Parent Board may make an Adverse Recommendation Change; provided, however, that Parent shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 6.4(b)(ii) unless Parent has (A) provided to FRNT at least three (3) calendar days' prior written notice advising FRNT that the Parent Board intends to take such action and specifying the facts underlying the Parent Board's determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such three (3) calendar days' period, if requested by FRNT, engaged in good faith negotiations with FRNT to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.

(iii)            Prior to (but not at any time from or after) obtaining the Parent Shareholder Approval, the Parent Board may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of this Section 6.4 and the Parent Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Superior Proposal, the failure of the Parent Board to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided, however, the Parent Board shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Parent Board promptly notifies FRNT, in writing, at least three (3) calendar days (the "Notice Period") before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that Parent has received a Parent Acquisition Proposal that the Parent Board has determined to be a Superior Proposal and that the Parent Board intends to make an Adverse Recommendation Change; (B) the Parent Board attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested by FRNT, the Parent Board has engaged, and has directed its Representatives to engage, in negotiations with FRNT in good faith to amend this Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the Parent Board shall have determined in good faith, taking into account any changes to this Agreement made or proposed in writing by FRNT, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the Parent Board and a new Notice Period, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.
In addition, nothing contained herein shall prevent the Parent Board from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to a Parent Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.4; provided that any such action taken or statement made that relates to a Parent Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Parent Board reaffirms the Parent Board Recommendation in such statement or in connection with such action, or (ii) issuing a "stop, look and listen" disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute an Adverse Recommendation Change).
(c)            Required Notices.  Parent and the Parent Board shall not take any of the actions referred to in Section 6.4(b) unless Parent shall have first complied with the applicable requirements of this Section 6.4(c).  Parent shall notify FRNT promptly (but in no event later than 24 hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such Parent Acquisition Proposal and its proposed financing sources, and shall keep FRNT reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Parent Acquisition Proposal.  Parent shall also notify FRNT promptly (but in no event later than 24 hours) after receipt by Parent of any request for non-public information relating to Parent or any of its Subsidiaries or for access to the business, properties, assets, books or records of Parent or any of its Subsidiaries by any Third Party that has informed Parent that it is considering making, or has made, a Parent Acquisition Proposal.

(d)            Definition of Superior Proposal.  For purposes of this Agreement with respect to a Parent Acquisition Proposal, "Superior Proposal" means a bona fide, unsolicited written Parent Acquisition Proposal (provided that, for the purposes of this definition, references to "15%" in the definition of Parent Acquisition Proposal shall be deemed replaced with references to "50%") that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the Parent Board determines in good faith after considering the advice of its financial advisor is reasonably capable of being fully financed, (ii) the Parent Board determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the Person making the Parent Acquisition Proposal, and (iii) the Parent Board determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view to the Parent's shareholders (other than its shareholders who have an interest in FRNT) than the Merger provided hereunder (after taking into account any amendment to this Agreement proposed by FRNT).
SECTION 6.5.       No Solicitation by FRNT.
(a)            General Prohibitions.  Subject to Section 6.5(b) after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, FRNT and its Subsidiaries shall not (and FRNT shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any FRNT Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to FRNT or any of its Subsidiaries or afford access to the business, properties, assets, books or records of FRNT or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, a FRNT Acquisition Proposal, (iii) fail to make, withdraw, or modify or amend, in a manner adverse to Parent, the Parent Board Recommendation (or recommend a FRNT Acquisition Proposal) (any of the foregoing in this clause (iii) with respect to FRNT, an "Adverse Recommendation Change"), or (iv) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a FRNT Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom FRNT is permitted to provide information in accordance with Section 6.5(b)(i)).  FRNT and its Subsidiaries shall (and FRNT shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any FRNT Acquisition Proposal or efforts to obtain a FRNT Acquisition Proposal.
(b)            Exceptions.
(i)            Prior to (but not at any time after) obtaining the FRNT Shareholder Approval, FRNT, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written FRNT Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 6.5(a), and (y) the FRNT Board reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to FRNT or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party containing provisions that expressly permit FRNT to comply with the terms of this Section 6.5 if, in the case of either clause (A) or (B), the FRNT Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii)            At any time prior to obtaining the FRNT Shareholder Approval, in response to a material fact, event, change, development, or set of circumstances (other than a FRNT Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the FRNT Board as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances, an "Intervening Event"), if the FRNT Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Intervening Event, the failure of the FRNT Board to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under Applicable Law, the FRNT Board may make an Adverse Recommendation Change; provided, however, that FRNT shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 6.5(b)(ii) unless FRNT has (A) provided to Parent at least three (3) calendar days' prior written notice advising Parent that the FRNT Board intends to take such action and specifying the facts underlying the FRNT Board's determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such three (3) calendar days' period, if requested by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.
(iii)            Prior to (but not at any time from or after) obtaining the FRNT Shareholder Approval, the FRNT Board may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 6.5 and the FRNT Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Superior Proposal, the failure of the FRNT Board to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided, however, the FRNT Board shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the FRNT Board promptly notifies Parent, in writing, at least three (3) calendar days (the "Notice Period") before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that FRNT has received a FRNT Acquisition Proposal that the FRNT Board has determined to be a Superior Proposal and that the FRNT Board intends to make an Adverse Recommendation Change; (B) the FRNT Board attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested by Parent, the FRNT Board has engaged, and has directed its Representatives to engage, in negotiations with Parent in good faith to amend this Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the FRNT Board shall have determined in good faith, taking into account any changes to this Agreement made or proposed in writing by Parent, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the FRNT Board and a new Notice Period, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.

(c)            Required Notices.  FRNT and the FRNT Board shall not take any of the actions referred to in Section 6.5(b) unless FRNT shall have first complied with the applicable requirements of this Section 6.5(c).  FRNT shall notify Parent promptly (but in no event later than 24 hours) after receipt by FRNT (or any of its Representatives) of any FRNT Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such FRNT Acquisition Proposal and its proposed financing sources, and shall keep Parent reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such FRNT Acquisition Proposal.  FRNT shall also notify Parent promptly (but in no event later than 24 hours) after receipt by FRNT of any request for non-public information relating to FRNT or any of its Subsidiaries or for access to the business, properties, assets, books or records of FRNT or any of its Subsidiaries by any Third Party that has informed FRNT that it is considering making, or has made, a FRNT Acquisition Proposal.
(d)            Definition of Superior Proposal.  For purposes of this Agreement with respect to a FRNT Acquisition Proposal, "Superior Proposal" means a bona fide, unsolicited written FRNT Acquisition Proposal (provided that, for the purposes of this definition, references to "15%" in the definition of FRNT Acquisition Proposal shall be deemed replaced with references to "50%") that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the FRNT Board determines in good faith after considering the advice of its financial advisor is reasonably capable of being fully financed, (ii) the FRNT Board determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the Person making the FRNT Acquisition Proposal, and (iii) the FRNT Board determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view to the FRNT's shareholders (other than its shareholders who have an interest in Parent) than the Merger provided hereunder (after taking into account any amendment to this Agreement proposed by Parent).

SECTION 6.6.       Litigation.
(a)            Parent shall promptly advise FRNT of any pending or threatened Action involving Parent or any of the Parent Companies or any of their respective officers or directors relating to this Agreement or the Merger and shall keep FRNT informed and consult with FRNT regarding the status of the Action on an ongoing basis.  Parent shall cooperate with and give FRNT the opportunity to consult with respect to the defense or settlement of any such Action.
(b)            FRNT shall promptly advise Parent of any pending or threatened Action involving FRNT or any of the FRNT Companies or their respective officers or directors, relating to this Agreement or Merger and shall keep Parent informed and consult with Parent regarding the status of the Action on an ongoing basis.  FRNT shall cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of Parent.

ARTICLE VII
 SEC FILINGS AND SHAREHOLDERS' MEETINGS
SECTION 7.1.        SEC Filings.
(a)            As soon as reasonably practicable after the execution of this Agreement, (i) FRNT and Parent shall prepare a joint proxy statement relating to the FRNT Shareholders' Meeting and the Parent Shareholders' Meeting and (ii) FRNT and Parent shall prepare and file with the SEC a Registration Statement on Form F-4 (the "Registration Statement") in connection with the registration under the 1933 Act of Parent Common Shares issuable in the Merger.  The joint proxy statement furnished to FRNT's shareholders in connection with the FRNT Shareholders' Meeting and to Parent's shareholders in connection with the Parent Shareholders' Meeting shall be included as part of the prospectus (the "Joint Proxy Statement/Prospectus") forming part of the Registration Statement.  Each Party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to cooperate with each other in connection with the preparation and filing of the joint proxy statement, the Joint Proxy Statement/Prospectus and the Registration Statement.  Each Party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to respond to any comments of the SEC, to cause the Registration Statement to be declared effective under the 1933 Act as soon as reasonably practicable after such filing and to continue to be effective as of the Effective Time, to take any necessary action and obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement in connection with the Registration Statement and to cause the Joint Proxy Statement/Prospectus to be mailed to FRNT's and Parent's shareholders promptly after the Registration Statement is declared effective by the SEC, including providing all information about itself to the other Party as may be reasonably requested in connection with any such action.

(b)            The Joint Proxy Statement/Prospectus, the Registration Statement and such other filings shall comply in all material respects with all applicable requirements of Law.  If at any time prior to the Effective Time, any event occurs or either Party becomes aware of any information relating to either Party or its Subsidiaries or any of their respective officers or directors or Affiliates that should be described in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Registration Statement or any other related filings, the applicable Party shall inform the other Party promptly after becoming aware of such event or information and cooperate in filing with the SEC or its staff or any other Governmental Authority, and/or mailing to shareholders of FRNT or Parent, as applicable, such amendment or supplement.  The Parties shall cooperate and provide each other with a reasonable opportunity to review and comment on the Joint Proxy Statement/Prospectus, the Registration Statement, any related filings or amendment or supplement thereto and any responses or communications to the SEC staff or other Governmental Authority in connection therewith; provided that, with respect to documents filed by Parent that are incorporated by reference in the Joint Proxy Statement/Prospectus, or the Registration Statement, this right of review and comment shall apply only with respect to information relating to FRNT or its business, financial condition or results of operations.
(c)            Parent and FRNT each shall advise the other, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.
SECTION 7.2.       Shareholders' Meetings.  FRNT shall, in accordance with the Bermuda Companies Act and FRNT's organizational documents, duly call, give notice of and hold a meeting of FRNT's shareholders as promptly as practicable for the purpose of voting upon the approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement (the "FRNT Shareholders' Meeting").  Parent shall, in accordance with the Bermuda Companies Act and Parent's organizational documents, duly call, give notice of and hold a meeting of Parent's shareholders as promptly as practicable for the purpose of voting upon the approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement (the "Parent Shareholders' Meeting").  Each of FRNT and Parent shall use its reasonable best efforts to hold these shareholders' meetings on the same day as soon as practicable after the date on which the Registration Statement becomes effective.  Each of FRNT and Parent shall include in the Joint Proxy Statement/Prospectus the recommendation of their respective boards of directors that shareholders of each entity vote in favor of the approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement.  Each of FRNT and Parent shall use its reasonable best efforts to solicit from its shareholders proxies in favor of approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders.
ARTICLE VIII
 OTHER COVENANTS OF THE PARTIES
SECTION 8.1.       Regulatory Undertaking.  Subject to the terms and conditions of this Agreement, the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Merger; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by Parent or FRNT or their Subsidiaries permitted by Sections 6.4(b) or 6.5(b).

SECTION 8.2.       Certain Filings.  The parties hereto shall cooperate with one another (i) in connection with the preparation of the Registration Statement, the Joint Proxy Statement/Prospectus or any other Parent Disclosure Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Merger, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Joint Proxy Statement/Prospectus or any other Parent Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.
SECTION 8.3.        Public Announcements.  Subject to Sections 6.4 and 6.5 hereof, the Parties shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts (other than ordinary course communications with investors or analysts not occurring as a publicly announced event or presentation of such communications), with respect to this Agreement or the Merger and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, neither of the Parties shall issue any such press release or make any such other public statement (including statements to the employees of any FRNT Company or Parent Company, as the case may be), or schedule any such press conference or conference call without the consent of the other Party.  Notwithstanding the foregoing, the parties hereto each hereby consent to the filing of Parent's Form 6-K on the date of this Agreement in the form previously provided by Parent to FRNT.
SECTION 8.4.       Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the FRNT, Merger Sub or Parent, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the FRNT, Merger Sub or Parent, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the FRNT and Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.
SECTION 8.5.      Notices of Certain Events.  Each of FRNT and Parent shall promptly notify the other of:
(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger;

(b)    any notice or other communication from any Governmental Authority in connection with the Merger;
(c)    any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting any FRNT Company or any Parent Company, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;
(d)    any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied; and
(e)    any failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
SECTION 8.6.       Indemnification and Insurance.
(a)            From and after the Effective Time, Parent shall cause the Surviving Company to, out of the assets of the Surviving Company, indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to Effective Time was, a director or officer of a FRNT Company (each, an "Indemnitee" and, collectively, the "Indemnitees") with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of a FRNT Company or (B) acts or omissions by an Indemnitee in the Indemnitee's capacity as a director, officer, employee or agent of a FRNT Company or taken at the request of a FRNT Company (including in connection with serving at the request of a FRNT Company as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger), to the fullest extent that the FRNT Companies would be required to indemnify the Indemnitees under the FRNT Companies Charter Documents.
(b)            For the six-year period commencing immediately after the Effective Time, the Surviving Company shall maintain in effect FRNT's current directors' and officers' liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by FRNT's directors' and officers' liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a "tail" policy); provided, however, that, if the aggregate premium for such "tail" policy shall exceed 200% of the annual premium paid by FRNT in its last completed fiscal year (such 200% threshold, the "Maximum Premium"), then Parent shall provide or cause to be provided a policy for the applicable individuals with the greatest coverage as shall then be available for a cost not exceeding the Maximum Premium.

(c)            The provisions of this Section 8.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the FRNT Companies Charter Documents, by contract or otherwise.  The obligations of Parent and the Surviving Company under this Section 8.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 8.6 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 8.6 applies shall be third-party beneficiaries of this Section 8.6).
(d)            In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations thereof set forth in this Section 8.6.
(e)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the FRNT Companies for any of their respective directors, officers or other employees, in being understood and agreed that the indemnification provided for in this Section 8.6 is not prior to or in substitution for any such claims under such policies.
SECTION 8.7.       Exchange Listings.  Parent shall use its reasonable best efforts to cause the Parent Common Shares issuable in the Merger to be approved for listing on NYSE, subject to official notice of issuance to NYSE, as promptly as practicable after the date hereof and in any event prior to the Closing Date, and FRNT shall cooperate with Parent with respect to such approval.  Parent shall also use its reasonable best efforts to file all necessary documents and take all necessary actions to cause such Parent Common Shares issuable in the Merger to be listed on the Oslo Stock Exchange and the LSE on or prior to the Closing Date.

ARTICLE IX
 CONDITIONS TO THE MERGER
SECTION 9.1.       Conditions to Obligations of Each Party.  The respective obligations of each Party to effect the Merger are subject to the satisfaction of the following conditions:
(a)            the FRNT Shareholder Approval and the Parent Shareholder Approval shall have been obtained;
(b)            no Applicable Law preventing or prohibiting the consummation of the Merger shall be in effect;

(c)            the Registration Statement shall have been declared effective by the SEC under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC;
(d)            the Parent Common Shares to be issued in connection with the Merger shall have been approved for listing on NYSE, the Oslo Stock Exchange and the LSE, subject to the completion of the Merger; and
(e)            the holders of not more than an aggregate of 5% of the aggregate number of Parent Common Shares otherwise issuable to holders of FRNT Common Shares as a result of the Merger having taken all actions necessary to become Dissenting Shareholders.  If Dissenting Shares in excess of such 5% level shall occur, then (i) the Parties shall have the right to mutually waive this condition and close, (ii) either Party shall have the right to terminate this Agreement, or (iii) the Parties may mutually agree to adjourn the Closing to any date not later than the End Date to determine whether such percentage is reduced to 5% or less by holders who abandon or lose their right to appraisal pursuant to the Bermuda Companies Act.  At such time as such percentage is thus reduced to 5% or less, this condition shall be deemed satisfied.
SECTION 9.2.       Conditions to Obligations of FRNT.  The obligations of FRNT to effect the Merger are further subject to the satisfaction by Parent of the following conditions:
(a)            (i) the representations and warranties of Parent contained in Section 5.1, Section 5.2 and Section 5.4 of this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(b)            All the consents, authorizations, waivers, Orders, approvals, notices, expirations, filings and registrations set forth in Exhibit C shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to FRNT, on or prior to, and shall be in full force and effect on, the Closing Date;
(c)            Parent shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(d)            from the date hereof and through the Closing Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;
(e)            the facts, circumstances, matters and information contained in the Parent Disclosure Letter, when the same is delivered to FRNT, shall not (except for facts, circumstances, matters and information disclosed prior to the date hereof in any of the Parent Public Disclosures) in the aggregate be reasonably likely to constitute or to result in a Parent Material Adverse Effect; and
(f)            Parent shall have delivered to FRNT as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a), (b), (c), (d) and (e) of this Section 9.2 have been satisfied as of the Closing Date.
SECTION 9.3.       Conditions to Obligations of Parent.  The obligations of Parent to effect the Merger are further subject to the satisfaction by FRNT of the following conditions:
(a)            (i) the representations and warranties of FRNT contained Section 4.1, Section 4.2 and Section 4.4 of this Agreement (disregarding all materiality and FRNT Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of FRNT contained in this Agreement or in any certificate or other writing delivered by FRNT pursuant hereto (disregarding all materiality and FRNT Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a FRNT Material Adverse Effect;
(b)            all of the consents, authorizations, waivers, Orders, approvals, notices, expirations, filings and registrations set forth on Exhibit C shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to Parent, on or prior to, and shall be in full force and effect on, the Closing Date;
(c)            FRNT shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;
(d)            from the date hereof through the Closing Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a FRNT Material Adverse Effect;

(e)            the facts, circumstances, matters and information contained in the FRNT Disclosure Letter, when the same is delivered to Parent, shall not (except for facts, circumstances, matters and information disclosed prior to the date hereof in any FRNT Public Disclosures) in the aggregate be reasonably likely to constitute or to result in a FRNT Material Adverse Effect; and
(f)            FRNT shall have delivered to Parent as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of FRNT to the effect that the conditions set forth in clauses (a), (b), (c), (d), and (e) of this Section 9.3 have been satisfied.
ARTICLE X
 TERMINATION; AMENDMENT; WAIVER
SECTION 10.1.    Termination.  This Agreement may be terminated any time prior to the Effective Time (notwithstanding the receipt of the FRNT Shareholder Approval or the Parent Shareholder Approval):
(a)            by mutual written agreement of  FRNT and Parent duly authorized by the FRNT Board and the Parent Board; or
(b)            by either Party, if the Effective Time shall not have occurred on or before December 31, 2015 (the "End Date"); or
(c)            by either Party if there shall be any Applicable Law that prohibits or prevents Parent or FRNT from consummating the Merger and such prohibition shall have become final and nonappealable; or
(d)            by FRNT, if Parent shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of Parent shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.2 (such circumstance, a "Material Parent Breach"), and such Material Parent Breach cannot be or, to the extent curable by Parent, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; or
(e)            by Parent, if FRNT shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of FRNT shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.3 (such circumstance, a "Material FRNT Breach"), and such Material FRNT Breach cannot be or, to the extent curable by FRNT, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to FRNT of such breach or failure; or

(f)            by either Parent or FRNT if either (i) Parent shall fail to obtain the Parent Shareholder Approval at the Parent Shareholders' Meeting, or (ii) FRNT shall fail to obtain the FRNT Shareholder Approval at the FRNT Shareholders' Meeting; or
(g)            by Parent if a Triggering Event with respect to FRNT shall have occurred; or
(h)            by FRNT; if a Triggering Event with respect to Parent shall have occurred; or
(i)            by Parent, upon the approval of the Parent Board, if the Parent Board determines, in its good faith judgment after consultation with legal counsel, that it is required by its fiduciary duties under applicable Law to terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal; or
(j)            by FRNT, upon the approval of the FRNT Board, if the FRNT Board determines, in its good faith judgment after consultation with legal counsel, that it is required by its fiduciary duties under applicable Law to terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal.
The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other Party.
SECTION 10.2.    Effect of Termination.  If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party; provided that, if such termination shall result from the intentional breach by a Party of its obligations hereunder, such Party shall be fully liable for any and all liabilities and damages incurred or suffered by the other Party as a result of such failure.  For purposes hereof, an "intentional breach" means a material breach that is a consequence of an act undertaken by the breaching Party with the intention of breaching the applicable obligation.  The provisions of this Section 10.2 and Sections 11.2, 11.4, 11.7, 11.8, 11.9, 11.12, 11.13, and 11.15 shall survive any termination hereof pursuant to Section 10.1.

ARTICLE XI
 MISCELLANEOUS
SECTION 11.1.    No Survival of Representations, Warranties, Covenants and Agreements.  This Article XI and the covenants and agreements of the Parties contained in Article II and Sections 8.4 and 8.6 shall survive the Effective Time.  No other representations, warranties, covenants or agreements in this Agreement shall survive the Effective Time.
SECTION 11.2.     Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including digital transmission) and shall be given, if to Parent or Merger Sub, to:
Frontline Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention: Inger M. Klemp
 Email: inger.klemp@frontmgt.no
with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
Attention: Gary J. Wolfe / James E. Abbott
Email:  wolfe@sewkis.com/abbott@sewkis.com
if to FRNT, to:
Frontline 2012 Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention:  Inger M. Klemp
 Email: inger.klemp@frontmgt.com
with a copy to:
Advokatfirmaet BA-HR DA
P.O. Box 1524 Vika
NO-0117 Oslo
Norway
Attention:  Robin Bakken
Email:  rba@bahr.no

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to the local close of business of the recipient on a Business Day.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.
SECTION 11.3.    Amendments and Waivers.
(a)            Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that (i) after the Parent Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of Parent under the Bermuda Companies Act unless such amendment made is subject to such shareholder approval and (ii) after the FRNT Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of FRNT under the Bermuda Companies Act unless such amendment is made subject to such shareholder approval.
(b)            No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
SECTION 11.4.    Expenses.
(a)            General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.
(b)            Parent Termination Fee.  If (A) this Agreement is terminated by FRNT pursuant to Section 10.1(h) or by Parent pursuant to Section 10.1(i), and (B) prior to the nine-month anniversary of the date of such termination, Parent enters into a definitive agreement with respect to any Parent Acquisition Proposal which gave rise to such termination, or any such Parent Acquisition Proposal shall have been consummated, then Parent shall pay the Termination Fee to FRNT in immediately available funds concurrently with the Closing of such Parent Acquisition Proposal. "Termination Fee" means $10,000,000.
(c)            FRNT Termination Fee.  If (A) this Agreement is terminated by Parent pursuant to Section 10.1(g) or by FRNT pursuant to Section 10.1(j), and (B) prior to the nine-month anniversary of the date of such termination, FRNT enters into a definitive agreement with respect to any FRNT Acquisition Proposal which gave rise to such termination, or any such FRNT Acquisition Proposal shall have been consummated, then FRNT shall pay the Termination Fee to Parent in immediately available funds concurrently with the closing of such FRNT Acquisition Proposal.

(d)            Other Costs and Expenses.  The Parties acknowledge that the agreements contained in this Section 11.4 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement.  Accordingly, if a Party fails promptly to pay any amount due pursuant to this Section 11.4, it shall also pay any costs and expenses incurred by the other Party in connection with a legal action to enforce the obligation to pay the Termination Fee that results in a judgment against other Party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.
(e)            Each of the Parties agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by other Party pursuant to this Section 11.4 and such Termination Fee is paid in full, such Party shall be precluded from any other remedy against the other Party, at law or in equity or otherwise, and such Party shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.
SECTION 11.5.    Disclosure Letters.  The parties hereto agree that any reference in a particular Section of the FRNT Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent.  The mere inclusion of an item in the FRNT Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a FRNT Material Adverse Effect or Parent Material Adverse Effect, as applicable.
SECTION 11.6.    Waiver.  Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the Parent Shareholders' Meeting, Parent may (a) extend the time for the performance of any of the covenants, obligations or other acts of FRNT, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of FRNT or with any conditions to its own obligations.  Any agreement on the part of Parent to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer.  Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the FRNT Shareholders' Meeting, FRNT may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of Parent, or with any conditions to its own obligations.  Any agreement on the part of FRNT to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of FRNT by its duly authorized officer.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.  The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

SECTION 11.7.     Governing Law.  This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda is mandatorily applicable to the Merger.
SECTION 11.8.     Jurisdiction.  EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.
SECTION 11.9.    WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
SECTION 11.10.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto.  Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

SECTION 11.11. Entire Agreement.  This Agreement and the other agreements and documents contemplated hereby constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.
SECTION 11.12.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
SECTION 11.13. Specific Performance.  The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.
SECTION 11.14.  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.
SECTION 11.15.  Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
SECTION 11.16. Binding Effect; Benefit; Assignment.
(a)            The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.  Except as provided in Section 8.6, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

(b)            No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized directors as of the date first above written.

FRONTLINE LTD.

By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Director

FRONTLINE ACQUISITION LTD.

By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Director

FRONTLINE 2012 LTD.

By:	/s/ Hans Petter Aas
Name: Hans Petter Aas
Title: Director

EXHIBIT A

Bermuda Merger Agreement

Dated  _______________ 2015

FRONTLINE LTD.

FRONTLINE ACQUISITION LTD.

-AND-

FRONTLINE 2012 LTD.

_______________________________

MERGER AGREEMENT
_______________________________

THIS AGREEMENT is made the ____ day of _______________, 2015

B E T W E E N:

1.	Frontline Ltd., a limited company having its registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, ("Parent");

2.	Frontline Acquisition Ltd., a limited company having its registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda ("Merger Sub"); and

3.	Frontline 2012 Ltd., a limited company having its registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, ("FRNT");

W H E R E A S Merger Sub is a wholly-owned subsidiary of Parent.

W H E R E A S upon the terms and subject to the conditions set forth in this Agreement, the parties wish to merge Merger Sub with FRNT (the "Merger") in accordance with Section 104H of the Bermuda Companies Act, with FRNT continuing as the surviving company (the "Surviving Company").

W H E R E A S Parent, Merger Sub and FRNT entered into an agreement and plan of merger dated 1st July, 2015 (the "Plan of Merger") that provides for the transaction details in respect of the Merger.

W H E R E A S pursuant to the terms of the Plan of Merger, the Parent, as the sole shareholder of Merger Sub, has approved the Merger and this Agreement.

NOW IT IS HEREBY AGREED as follows:-

1.	DEFINITIONS

Words and expressions defined in the recitals to this Agreement have, unless the context otherwise requires, the same meanings in this Agreement.  Unless the context otherwise requires, the following words and expressions have the following meanings in this Agreement:

"Bermuda Companies Act" means the Bermuda Companies Act of 1981, as amended;
"Dissenting Shareholder" means a holder of FRNT Common Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of FRNT Common Shares to require appraisal of their shares under the Bermuda Companies Act;
"Dissenting Shares" means any FRNT Common Share held by a Dissenting Shareholder;
"Exchange Ratio" means 2.55;
"FRNT Common Shares" means the ordinary shares, par value $2.00 per share, of FRNT;

"Parent Common Shares" means the common shares, par value $1.00 per share, of Parent;
"Subsidiary" means, with respect to any party, any corporation, limited liability company, partnership, joint venture or other legal entity (whether recognized by statute or under the common law) of which such party (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the shares or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate party.
2.	EFFECTIVENESS OF THE MERGER

The parties hereby agree that the Merger shall occur upon the terms and conditions of the Plan of Merger and of this Agreement and that the Merger shall become effective upon the issuance of the certificate of merger with respect to the Merger (the "Certificate of Merger") by the Registrar of Companies in Bermuda (the "Effective Time").

3.	MEMORANDUM OF ASSOCIATION OF SURVIVING COMPANY

At the Effective Time, the memorandum of association of FRNT, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company.

4.	BYE-LAWS OF SURVIVING COMPANY

At the Effective Time, the bye-laws of FRNT, as in effect immediately prior to the Effective Time, shall be the bye-laws of the Surviving Company.

5.	DIRECTORS

The following individuals shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be:

Alexandra Kate Blankenship
Endon Hall
Wick, Pershore
Worcestershire WR 10 3JS
UK
Georgina E. Sousa
"Pepper Pot"
2, Salt House Lane
Harrington Hundreds
Smith's Parish FL 08
Bermuda
Inger M. Klemp
[Address]

At the Effective Time, the registered office of the Surviving Company shall be 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

6.	EFFECT ON SHARE CAPITAL

At the Effective Time, by virtue of the Merger:

(a)	Each FRNT Common Share held in the treasury of FRNT, and each FRNT Common Share owned by Parent or any direct or indirect wholly-owned Subsidiary of Parent or of FRNT immediately prior to the Effective Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)	Each issued and outstanding FRNT Common Share (other than any shares cancelled pursuant to Section 6(a) and any Dissenting Shares) shall be cancelled and shall be converted automatically into the right to receive a number of Parent Common Shares equal to the Exchange Ratio (such Parent Common Shares into which FRNT Common Shares are converted hereunder, in the aggregate, the "Merger Consideration").
(c)	Each common share of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one (1) validly issued, fully paid and nonassessable common share of the Surviving Company.
(d)	No certificates or scrip representing fractional Parent Common Shares shall be issued and each holder of a fractional share interest shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the closing price of a Parent Common Share on the New York Stock Exchange on the last trading day immediately preceding the Effective Time.
(e)	Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall be cancelled (but shall not entitle their holders to receive Parent Common Shares pursuant to Section 6(b)) and shall be converted into the right to receive the fair value thereof under Section 106 of the Bermuda Companies Act (provided that if a Dissenting Shareholder fails to perfect effectively, withdraws or waives or loses such dissenters` rights action, such Dissenting Shareholder shall be entitled to receive Parent Common Shares in accordance with this Section 6).

7.	MISCELLANEOUS

Parent, Merger Sub and FRNT each undertake to do, execute and perform such further acts, documents and things within their respective powers as may be necessary to effect the Merger, including, without limitation, (a) holding all necessary meetings of their shareholders, (b) passing all necessary resolutions of their directors, (c) procuring that their Subsidiaries pass all necessary resolutions of their shareholders, members or directors, and (d) filing all necessary notices or other documents with regulators, officials or other entities.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

8.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of Bermuda and the parties hereto submit to the exclusive jurisdiction of the courts of Bermuda.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

For and on behalf of
Frontline Ltd.

________________________
Signature
Name:
Authorised Signatory

For and on behalf of
Frontline Acquisition Ltd.

________________________
Signature
Name:
Authorised Signatory

For and on behalf of
Frontline 2012 Ltd.

________________________
Signature
Name:
Authorised Signatory

EXHIBIT B
Directors of the Surviving Company
Alexandra Kate Blankenship, Georgina E. Sousa and Inger M. Klemp

EXHIBIT C

Consents
FRNT Consents
The following consents must be obtained by FRNT on or prior to the Closing Date:
Lenders	Facility	Guarantor

The Export-Import Bank of China	$146.44m	Frontline 2012 Ltd./Frontfleet Ltd.

Deutsche Bank AG	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
DNB Bank ASA	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
Danske Bank (ex Fokus)	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
ABN AMRO Bank N.V.	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
HSH Nordbank AG	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
ING Bank N.V.	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
Nordea Bank Norge ASA	$420m	Frontline 2012 Ltd./Frontfleet Ltd.
Skandinaviske Enskilda Banken AB	$420m	Frontline 2012 Ltd./Frontfleet Ltd.

Nordea Bank Norge ASA	$200m	Frontline 2012 Ltd./Frontfleet Ltd.

Nordea Bank Norge ASA	$60.6m	Frontfleet Ltd.

Nordea Bank Norge ASA	$466.5m	Frontfleet II Ltd.
Skandinaviske Enskilda Banken AB	$466.5m	Frontfleet II Ltd.
DNB Bank ASA	$466.5m	Frontfleet II Ltd.
ABN AMRO Bank N.V.	$466.5m	Frontfleet II Ltd.
ING Bank N.V.	$466.5m	Frontfleet II Ltd.

Parent Consents
The following consent must be obtained by Parent on or prior to the Closing Date:

Lenders	Facility	Guarantor

Nordea Bank Norge ASA	$60m	Frontline Ltd.

September 28, 2015
Frontline 2012 Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, Bermuda HM 08
Attn:  Inger M. Klemp
Ladies and Gentlemen:
Reference is made to that certain Agreement and Plan of Merger, dated as of July 1, 2015 (the "Merger Agreement"), among Frontline Ltd., a corporation organized in Bermuda ("Parent"), Frontline Acquisition Ltd., a corporation organized in Bermuda and a wholly-owned subsidiary of Parent ("Merger Sub"), and Frontline 2012 Ltd., a corporation organized in Bermuda (the "Company").  All capitalized terms in this letter agreement not defined herein have the meanings ascribed to such terms in the Merger Agreement.
WHEREAS, at the time the Merger Agreement was executed, the Parent Common Shares were listed on the LSE;
WHEREAS, Parent has determined to de-list the Parent Common Shares from the LSE;
WHEREAS, under Section 8.7 of the Merger Agreement, Parent shall use its reasonable best efforts to file all necessary documents and take all necessary actions to cause the Parent Common Shares issuable in the Merger to be listed on the Oslo Stock Exchange and the LSE on or prior to the Closing Date; and
WHEREAS, the parties desire to amend Section 8.7 of the Merger Agreement to delete the requirement that the Parent Common Shares issuable in the Merger be listed on the LSE.
Accordingly, the parties agree and acknowledge:
1.      Section 8.7 of the Merger Agreement is hereby amended in its entirety to read as follows:
SECTION 8.7.       Exchange Listings.  Parent shall use its reasonable best efforts to cause the Parent Common Shares issuable in the Merger to be approved for listing on NYSE, subject to official notice of issuance to NYSE, as promptly as practicable after the date hereof and in any event prior to the Closing Date, and FRNT shall cooperate with Parent with respect to such approval.  Parent shall also use its reasonable best efforts to file all necessary documents and take all necessary actions to cause such Parent Common Shares issuable in the Merger to be listed on the Oslo Stock Exchange on or prior to the Closing Date.
2.      This letter agreement shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda is mandatorily applicable to the Merger.
3.      Except as set forth in this letter agreement, all provisions of the Merger Agreement shall remain unchanged and in full force and effect, and from and after the date of this letter agreement all references to the Merger Agreement shall be deemed to be references to the Merger Agreement as amended hereby.
Please acknowledge your agreement with the foregoing by signing and returning a copy of this letter to the undersigned (with a copy to Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, Attn: James Abbot, Esq./ Gary J. Wolfe, Esq.).

This letter agreement may be executed by facsimile signatures and in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.  Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto. All counterparts shall be construed together and shall constitute one and the same instrument.

*  *  *

Sincerely,

FRONTLINE LTD.

By:	/s/ Georgina E. Sousa
Name:	Georgina E. Sousa
Title:	Director

FRONTLINE ACQUISITION LTD.

By:	/s/ Kate Blankenship
Name:	Kate Blankenship
Title:	Director

Agreed and Accepted as of the date first written above:

FRONTLINE 2012 LTD.

By:	/s/ Paul Leand
Name:	Paul Leand
Title:	Director

Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
Attn:  James Abbott, Esq. / Gary J. Wolfe, Esq.
Email:  wolfe@sewkis.com / abbott@sewkis.com

Advokatfirmaet BA-HR DA
P.O. Box 1524 Vika
NO-0017  Oslo
Norway
Attn:  Robin Bakken
Email:  rba@bahr.no

Appendix B

VOTING AGREEMENT

by and among

 FRONTLINE LTD.,
FRONTLINE 2012 LTD.
and

THE SHAREHOLDERS PARTY HERETO

_________________________

Dated as of July 1, 2015

 _________________________

B-i

INDEX OF DEFINED TERMS
Term	Section
Adverse Amendment	2.1(b)
Agreement	Preamble
Beneficial Owner	1.1(a)
Beneficial Ownership	1.1(a)
Beneficially Own	1.1(a)
Beneficially Owned	1.1(a)
Common Shares	Recitals
control	1.1(b)
controlled by	1.1(b)
controlling	1.1(b)
Covered Affiliates	1.1(c)
Covered Shares	1.1(d)
Existing Shares	1.1(e)
FRNT P	Preamble
FRNT Common Shares Re	Recitals
FRO	Preamble
FRO Common Shares Pre	Recitals
Loan Shares	2.1
Merger	Recitals
Merger Agreement	Recitals
Organizational Documents	2.1(b)
Permitted Transfer	1.1(f)
Shareholder	Preamble
Transfer	1.1(g)
Voting Period	2.1

B-ii

VOTING AGREEMENT

VOTING AGREEMENT, dated as of July 1, 2015 (this "Agreement"), by and among Frontline Ltd., a Bermuda limited company ("FRO"), Frontline 2012 Ltd., a Bermuda limited company ("FRNT"), and each of the Persons listed on Schedule 1 hereto (each, a "Shareholder").
RECITALS
WHEREAS, concurrently with the execution and delivery of this Agreement, FRO, Frontline Acquisition Ltd., a limited company incorporated in Bermuda and a wholly-owned subsidiary of FRO (the "Merger Sub"), and FRNT are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which, among other things, Merger Sub will merge with FRNT, with FRNT continuing as the surviving company (the "Merger");
WHEREAS, as of the date of this Agreement, each Shareholder is the Beneficial Owner (as hereinafter defined) of the number of issued and outstanding common shares, par value $1.00 per share, of FRO (the "FRO Common Shares") and/or such number of issued and outstanding ordinary shares, par value $2.00 per share, of FRNT (the "FRNT Common Shares") as is set forth opposite such Shareholder's name on Schedule 1 hereto; and
WHEREAS, as a condition to the willingness of FRO and FRNT to enter into the Merger Agreement, FRO and FRNT have required that each Shareholder agree, and each Shareholder has agreed, to enter into this Agreement.
Accordingly, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound, agree as follows:
ARTICLE I

 GENERAL
Section 1.1                          Defined Terms.  The following capitalized terms, as used in this Agreement, shall have the meanings set forth below.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.
(a)            "Beneficial Ownership" by a Person of any security includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the SEC under the 1934 Act.  The terms "Beneficially Own," "Beneficially Owned" and "Beneficial Owner" shall have correlative meanings.

(b)            "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
(c)            "Covered Affiliates" means, with respect to each Shareholder, each Affiliate controlled by such Shareholder.
(d)            "Covered Shares" means the Existing Shares that are Beneficially Owned by the Shareholder, together with any other FRO Common Shares or FRNT Common Shares that the Shareholder acquires Beneficial Ownership of prior to the termination of this Agreement in accordance with this Agreement.
(e)            "Existing Shares" means, with respect to each Shareholder, the number of FRO Common Shares and/or FRNT Common Shares set forth opposite such Shareholder's name on Schedule 1 hereto.
(f)            "Permitted Transfer" means a Transfer by a Shareholder of Covered Shares (i) if agreed to by the Parties in writing in their sole discretion or (ii) provided such transfer is in the ordinary course of business and not for the purpose of evading the obligations established under this Agreement, a Transfer of Covered Shares by a Shareholder to one or more partners, subsidiaries or members of such Shareholder or to an affiliated corporation under common control with such Shareholder; provided that such transferee agrees in writing to assume all of such transferring Shareholder's obligations hereunder in respect of the securities subject to such Transfer and to be bound by, and comply with, the terms of this Agreement with respect to the Covered Shares that are subject to such Transfer, to the same extent as such transferring Shareholder is bound hereunder.
(g)            "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option, derivative or other agreement or understanding (including any profit or loss-sharing arrangement) with respect to any sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition.
ARTICLE II

 VOTING
Section 2.1                          Agreement to Vote.  Each Shareholder hereby agrees that during the period from the date hereof through the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms (the "Voting Period"), at the FRO Shareholders' Meeting and the FRNT Shareholders' Meeting and at any other meeting of the shareholders of either Party, however called, including any adjournment, recess or postponement thereof, and in connection with any written consent of the shareholders of either Party, it shall, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

(a)            appear at each such meeting or otherwise cause all of its Covered Shares to be counted as present thereat for purposes of calculating a quorum; and
(b)            except as expressly provided or permitted herein, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering all of its Covered Shares (i) in favor of the Merger, the approval of the Merger Agreement and of the Bermuda Merger Agreement, (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a material breach of any material representation, warranty, covenant or agreement of FRO or FRNT contained in the Merger Agreement, (iii) against any amendment of FRO's or FRNT's memorandum of association, bye-laws or other comparable charter or organizational documents, as applicable (collectively, the "Organizational Documents") (other than any amendments of either Party's Organizational Documents resulting from the Merger), which amendment would in any manner materially delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the Bermuda Merger Agreement or change in any manner the voting rights of the FRO Common Shares or FRNT Common Shares, and (iv) against any Acquisition Proposal; provided that if, in response to a Superior Proposal received by the FRO Board or the FRNT Board, an Adverse Recommendation Change is made after the date of this Agreement and prior to the FRO Shareholders' Meeting or the FRNT Shareholders' Meeting, as applicable, in accordance with the terms of the Merger Agreement, such Shareholder's Covered Shares shall not in such circumstances be subject to this Section 2.1; and provided further, that this Section 2.1 shall not require such Shareholder to vote or consent (or cause any Affiliate to vote or consent) in favor of the Merger Agreement, the Bermuda Merger Agreement or the Merger, to the extent that the Merger Agreement has been amended in a manner that is materially adverse to the Shareholders (an "Adverse Amendment").
No Shareholder has entered into, and no Shareholder shall enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause (a) and clause (b) of this Section 2.1; provided, however, that if the events described in the first proviso of clause (b) of this Section 2.1 have occurred, the limitations in this clause (c) shall not apply to any action with respect to FRO Common Shares or FRNT Common Shares Beneficially Owned by a Shareholder including the voting for or consenting by written consent to an Acquisition Proposal.
Notwithstanding the foregoing, each Shareholder shall remain free to vote (or execute consents or proxies with respect to) the Covered Shares with respect to any matter not covered by this Section 2.1 in any manner such Shareholder deems appropriate, including in connection with the election of directors.

Further, notwithstanding the foregoing, if any Covered Shares are lent out pursuant to share lending arrangements entered into prior to the date hereof ("Loan Shares"), and the Shareholder as a consequence does not have voting power to such Loan Shares, this shall not in any way constitute a breach of the Shareholders undertakings pursuant hereto.
ARTICLE III

 REPRESENTATIONS AND WARRANTIES
Section 3.1                          Representations and Warranties of the Shareholders.  Each Shareholder represents and warrants to FRO and FRNT as follows:
(a)            Organization; Authorization; Validity of Agreement; Necessary Action.  Such Shareholder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.  Such Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.  The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement.  This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of such Shareholder enforceable against it in accordance with its terms, subject to the Equitable Exceptions.
(b)            Ownership.  Such Shareholder is the owner of record or the Beneficial Owner of such Shareholder's Existing Shares, free and clear of any Liens, other than (i) any Liens pursuant to this Agreement, (ii) any transfer restrictions of general applicability as may be provided under the Securities Act and the "blue sky" laws of the various states of the United States and (iii) any Liens which do and will not affect such Shareholder's Beneficial Ownership of the Covered Shares.  As of the date of this Agreement, such Shareholder's Existing Shares constitute all of the shares of FRO Common Shares and FRNT Common Shares Beneficially Owned or owned of record by such Shareholder.  Except to the extent Covered Shares are Transferred after the date of this Agreement pursuant to a Permitted Transfer, such Shareholder is the Beneficial Owner and has and will have at all times during the term of this Agreement Beneficial Ownership, voting power (including the right to control such vote as contemplated herein), power of disposition, power to issue instructions with respect to the matters set forth in Article II hereof, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder's Existing Shares and with respect to all of the Covered Shares Beneficially Owned by such Shareholder at all times through the Closing Date.  Notwithstanding the foregoing, if any Covered Shares are Loan Shares, and the Shareholder as a consequence does not have voting power to such Covered Shares, or its rights over such Covered Shares are otherwise restricted as a result thereof, this shall not in any way constitute a breach of the Shareholder's undertakings, representations or warranties pursuant to this Agreement.

(c)            Non-Contravention.  The execution, delivery and performance of this Agreement by such Shareholder do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of Organizational Documents of such Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Shareholder or by which any of its assets or properties is bound or (iii) conflict with or result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which it or any of its assets or properties is bound, except for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder.
(d)            Consents and Approvals.  The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require such Shareholder to obtain any consent, approval, order, waiver, authorization or permit of, or any filing with or notification to,  any Governmental Authority or other Person, other than (i) such consents and approvals that have already been obtained, (ii) such consents and approvals that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder and (iii) as required under the 1934 Act.
ARTICLE IV

 OTHER COVENANTS
Section 4.1                          Prohibition on Transfers.  During the term of this Agreement, each Shareholder agrees not to Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, unless such Transfer is a Permitted Transfer.
Section 4.2                          Share Dividends, etc.  In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares or other similar transaction, or if any share dividend or share distribution is declared, in each case affecting the Covered Shares and in each case occurring prior to the termination of this Agreement, the terms "Existing Shares" and "Covered Shares" shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of FRO or FRNT into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.  Each Shareholder hereby agrees, while this Agreement is in effect, promptly to notify FRO and/or FRNT of the number of any new FRO Common Shares or FRNT Common Shares with respect to which Beneficial Ownership is acquired by such Shareholder, if any, after the date hereof and before the Effective Time (it being understood that such Shareholder shall be deemed to have satisfied the foregoing obligation if it amends its Schedule 13D in respect of such new FRO Common Shares within the time period required under Rule 13d-2 adopted by the SEC under the 1934 Act).  Any such shares shall automatically become subject to the terms of this Agreement as Covered Shares as though owned by the Shareholder as of the date hereof.

Section 4.3                          No Solicitation.  Each Shareholder hereby agrees that during the Voting Period, it shall not and shall use its reasonable best efforts to cause its Covered Affiliates and its and their respective Representatives not to, take any action that FRO or FRNT are otherwise prohibited from taking under Sections 6.4 and 6.5 of the Merger Agreement.
Section 4.4                          Waiver of Actions.  Each Shareholder hereby agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against FRO or FRNT or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or the Bermuda Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into this Agreement or the Merger Agreement or the Bermuda Merger Agreement.
ARTICLE V

 MISCELLANEOUS
Section 5.1                          Interpretation.  Unless the express context otherwise requires:
(a)            the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;
(b)            terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;
(c)            references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;
(d)            wherever the word "include," "includes" or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation";
(e)            references herein to any gender shall include each other gender;
(f)            references herein to any Person shall include such Person's heirs, executors, personal representatives, administrators, successors and assigns;

(g)            references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;
(h)            with respect to the determination of any period of time, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding";
(i)            the word "or" shall be disjunctive but not exclusive;
(j)            references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;
(k)            references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;
(l)            the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement;
(m)            with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence;
(n)            if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and
(o)            references herein to "as of the date hereof," "as of the date of this Agreement" or words of similar import shall be deemed to mean "as of immediately prior to the execution and delivery of this Agreement".
Section 5.2                          Termination.  This Agreement and all obligations of the parties hereunder shall automatically terminate on the earlier to occur of (a) the Effective Time, (b) the date of termination of the Merger Agreement in accordance with its terms and (c) the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date hereof that is an Adverse Amendment, and after the occurrence of any such applicable event this Agreement shall terminate and be of no further force; provided, however, that the provisions of this Article V shall survive any termination of this Agreement, and such termination shall not relieve any party hereto of any obligation for any breach of this Agreement occurring prior to such termination.
Section 5.3                          Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda is mandatorily applicable to the Merger.

Section 5.4                          Jurisdiction. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.
Section 5.5                          WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 5.6                          Notices.  All notices and other communications hereunder shall be in writing and shall be addressed as follows (or at such other address for a party as shall be specified by like notice):

If to FRO, to:
Frontline Shipping Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention:  Inger M. Klemp
 Email: inger.klemp@frontmgt.no
with a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
Attention: Gary J. Wolfe / James E. Abbott
 Email:  wolfe@sewkis.com/abbott@sewkis.com
If to FRNT, to:
Frontline 2012 Ltd.
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention:  Inger M. Klemp
 Email: inger.klemp@frontmgt.no
with a copy (which shall not constitute notice) to:
Advokatfirmaet BA-HR DA
P.O. Box 1524 Vika
NO-0117 Oslo
Norway
Attention:  Robin Bakken
 Email:  rba@bahr.no
(a)            If to any Shareholder: to such Shareholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto.
All such notices or communications shall be deemed to have been delivered and received (a) if delivered in person, on the day of such delivery, (b) if by electronic mail before the close of business of the recipient on the Business Day when transmitted and receipt is confirmed, the day on which such electronic mail was sent, (c) if by electronic mail after the close of business of the recipient on the Business Day when transmitted and receipt is confirmed, on the following Business Day after which such electronic mail was sent; provided in the case of clauses (b) and (c), that such receipt is personally confirmed by telephone, (d) if by certified or registered mail (return receipt requested), on the seventh Business Day after the mailing thereof or (d) if by reputable overnight delivery service, on the second Business Day after the sending thereof.

Section 5.7                          Amendment.  This Agreement may not be amended with respect to any Shareholder except by an instrument in writing signed by FRO, FRNT and such Shareholder.
Section 5.8                          Extension; Waiver.  At any time before the termination of this Agreement, FRO and FRNT, on the one hand, and the Shareholders, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party hereto contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement.  Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such party hereto.  The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.
Section 5.9                          Entire Agreement.  This Agreement (including the schedule hereto) and the Merger Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties hereto relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement.  No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.
Section 5.10                          No Third-Party Beneficiaries.  FRO, FRNT and the Shareholders hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
Section 5.11                          Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 5.12                          Construction.  The parties hereto have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.
Section 5.13                          Assignment.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns.  Except in connection with a Permitted Transfer (which Permitted Transfer shall not relieve any Shareholder of its obligations hereunder), no party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion.  Any purported assignment without such prior written consents shall be void.
Section 5.14                          Specific Performance(a)                                                      .  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith.  The parties hereto hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.
Section 5.15                          Shareholder Capacity.  Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Shareholder are made solely with respect to such Shareholder and the Covered Shares.  Each Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares.  Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties hereto as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties hereto are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.
Section 5.16                          No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in either FRO or FRNT any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares.  All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and FRO and FRNT shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

Section 5.17                          Fees and Expenses.  All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party hereto) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.
Section 5.18                          Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party hereto has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party hereto shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.
[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties to this Agreement as of the date first written above.
FRONTLINE LTD.

By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Director

FRONTLINE 2012 LTD.

By:	/s/ Hans Petter Aas
Name: Hans Petter Aas
Title: Director

SHAREHOLDERS:

HEMEN HOLDING LIMITED

By:	/s/ Dimitris Hannas
Name: Dimitris Hannas
Title: Director

SHIP FINANCE INTERNATIONAL LIMITED

By:	/s/ Ole Hjertaker
Name: Ole Hjertaker
Title: Attorney-in-fact

/s/ Inger M. Klemp
Inger M. Klemp

/s/ Robert Hvide Macleod
Robert Hvide Macleod

/s/ Kate Blankenship
Kate Blankenship

/s/ Jens Martin Arveschoug Jensen
Jens Martin Arveschoug Jensen

/s/ Hans Peter Aas
Hans Peter Aas

Schedule 1

SHAREHOLDER INFORMATION
Name and Contact Information	FRO Common Shares	FRNT Common Shares
Hemen Holding Limited John Kennedy Street, IRIS House, Office 740B, 3106 Limassol, Cyprus	26,304,053	148,122,769
Ship Finance International Limited 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda	55,000,000
Inger M. Klemp Damliveien 4, 0275 Oslo, Norway	16,000	284,115
Robert Hvide Macleod Madserud Alle 28, 0274 Oslo, Norway		326,488
Kate Blankenship Endon Hall,Wick, Pershore Worcestershire WR10 3JS, UK	2,000	3,810
Jens Martin Arveschoug Jensen 94 Chelsea Park Gardens, London SW3 6AE UK		80,191
Hans Petter Aas Høgseteveien 21, N-5244 Fana, Norway		20,000

Appendix C

Dated  _______________ 2015

FRONTLINE LTD.

FRONTLINE ACQUISITION LTD.

-AND-

FRONTLINE 2012 LTD.

_______________________________

MERGER AGREEMENT
_______________________________

THIS AGREEMENT is made the ____ day of _______________, 2015

B E T W E E N:

1.	Frontline Ltd., a limited company having its registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, ("Parent");

2.	Frontline Acquisition Ltd., a limited company having its registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda ("Merger Sub"); and

3.	Frontline 2012 Ltd., a limited company having its registered office at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, ("FRNT");

W H E R E A S Merger Sub is a wholly-owned subsidiary of Parent.

W H E R E A S upon the terms and subject to the conditions set forth in this Agreement, the parties wish to merge Merger Sub with FRNT (the "Merger") in accordance with Section 104H of the Bermuda Companies Act, with FRNT continuing as the surviving company (the "Surviving Company").

W H E R E A S Parent, Merger Sub and FRNT entered into an agreement and plan of merger dated 1st July, 2015 (the "Plan of Merger") that provides for the transaction details in respect of the Merger.

W H E R E A S pursuant to the terms of the Plan of Merger, the Parent, as the sole shareholder of Merger Sub, has approved the Merger and this Agreement.

NOW IT IS HEREBY AGREED as follows:-

1.	DEFINITIONS

Words and expressions defined in the recitals to this Agreement have, unless the context otherwise requires, the same meanings in this Agreement.  Unless the context otherwise requires, the following words and expressions have the following meanings in this Agreement:

"Bermuda Companies Act" means the Bermuda Companies Act of 1981, as amended;
"Dissenting Shareholder" means a holder of FRNT Common Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of FRNT Common Shares to require appraisal of their shares under the Bermuda Companies Act;
"Dissenting Shares" means any FRNT Common Share held by a Dissenting Shareholder;
"Exchange Ratio" means 2.55;
"FRNT Common Shares" means the ordinary shares, par value $2.00 per share, of FRNT;

"Parent Common Shares" means the common shares, par value $1.00 per share, of Parent;
"Subsidiary" means, with respect to any party, any corporation, limited liability company, partnership, joint venture or other legal entity (whether recognized by statute or under the common law) of which such party (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the shares or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate party.
2.	EFFECTIVENESS OF THE MERGER

The parties hereby agree that the Merger shall occur upon the terms and conditions of the Plan of Merger and of this Agreement and that the Merger shall become effective upon the issuance of the certificate of merger with respect to the Merger (the "Certificate of Merger") by the Registrar of Companies in Bermuda (the "Effective Time").

3.	MEMORANDUM OF ASSOCIATION OF SURVIVING COMPANY

At the Effective Time, the memorandum of association of FRNT, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company.

4.	BYE-LAWS OF SURVIVING COMPANY

At the Effective Time, the bye-laws of FRNT, as in effect immediately prior to the Effective Time, shall be the bye-laws of the Surviving Company.

5.	DIRECTORS

The following individuals shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be:

Alexandra Kate Blankenship
Endon Hall
Wick, Pershore
Worcestershire WR 10 3JS
UK
Georgina E. Sousa
"Pepper Pot"
2, Salt House Lane
Harrington Hundreds
Smith's Parish FL 08
Bermuda
Inger M. Klemp
[Address]
At the Effective Time, the registered office of the Surviving Company shall be 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

6.	EFFECT ON SHARE CAPITAL

At the Effective Time, by virtue of the Merger:

(a)	Each FRNT Common Share held in the treasury of FRNT, and each FRNT Common Share owned by Parent or any direct or indirect wholly-owned Subsidiary of Parent or of FRNT immediately prior to the Effective Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b)	Each issued and outstanding FRNT Common Share (other than any shares cancelled pursuant to Section 6(a) and any Dissenting Shares) shall be cancelled and shall be converted automatically into the right to receive a number of Parent Common Shares equal to the Exchange Ratio (such Parent Common Shares into which FRNT Common Shares are converted hereunder, in the aggregate, the "Merger Consideration").
(c)	Each common share of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one (1) validly issued, fully paid and nonassessable common share of the Surviving Company.
(d)	No certificates or scrip representing fractional Parent Common Shares shall be issued and each holder of a fractional share interest shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the closing price of a Parent Common Share on the New York Stock Exchange on the last trading day immediately preceding the Effective Time.
(e)	Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall be cancelled (but shall not entitle their holders to receive Parent Common Shares pursuant to Section 6(b)) and shall be converted into the right to receive the fair value thereof under Section 106 of the Bermuda Companies Act (provided that if a Dissenting Shareholder fails to perfect effectively, withdraws or waives or loses such dissenters` rights action, such Dissenting Shareholder shall be entitled to receive Parent Common Shares in accordance with this Section 6).

7.	MISCELLANEOUS

Parent, Merger Sub and FRNT each undertake to do, execute and perform such further acts, documents and things within their respective powers as may be necessary to effect the Merger, including, without limitation, (a) holding all necessary meetings of their shareholders, (b) passing all necessary resolutions of their directors, (c) procuring that their Subsidiaries pass all necessary resolutions of their shareholders, members or directors, and (d) filing all necessary notices or other documents with regulators, officials or other entities.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

8.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of Bermuda and the parties hereto submit to the exclusive jurisdiction of the courts of Bermuda.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

For and on behalf of
Frontline Ltd.

________________________
Signature
Name:
Authorised Signatory

For and on behalf of
Frontline Acquisition Ltd.

________________________
Signature
Name:
Authorised Signatory

For and on behalf of
Frontline 2012 Ltd.

________________________
Signature
Name:
Authorised Signatory

Appendix D

PERSONAL AND CONFIDENTIAL

Oslo 1 July, 2015

Frontline 2012 Ltd.
Board of Directors
PO Box HM 1593,
Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda

To the Members of the Board of Directors of Frontline 2012 Ltd:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares of Frontline 2012 Ltd., a Bermuda-based shipping company incorporated in Bermuda as a Bermuda exempted company ("Frontline 2012" or "FRNT") of the consideration to be provided by Frontline Ltd. ("Frontline" or "FRO"), in the form of consideration shares issued to the shareholders of Frontline 2012 (the "Consideration"), in connection with a contemplated merger (the "Merger") between Frontline 2012 and Frontline, with Frontline as the surviving entity in the Merger.

Background

Frontline 2012 is a Bermuda registered crude and product tanker shipping company traded on the Norwegian OTC market with a market cap of USD 1,264m1.

Frontline is a Bermuda registered crude tanker shipping company listed on the New York Stock Exchange, with secondary listings on the Oslo Stock Exchange and the London Stock Exchange with a market cap of USD 512m2.

Since Frontline 2012 was formed in late 2011, it has been a stated target to pursue a listing on the New York Stock Exchange and Frontline 2012 has informed us, Danske Bank, Norwegian Branch ("Danske Bank", or "we" or "us" or similar expressions) that a transaction where 2.55 new shares in FRO are issued as Consideration for each share in FRNT has been agreed between the parties. Frontline will be the surviving entity and hence provide Frontline 2012 shareholders with a listed security.

In connection with the Merger, Frontline 2012 has requested Danske Bank to provide the Board of Directors of Frontline 2012 with an opinion as to the fairness, from a financial point of view, to the holders of the common shares of Frontline 2012 of the Consideration to be provided by Frontline in connection with the Merger. Danske Bank was formally engaged by Frontline 2012 pursuant to that certain Mandate Agreement dated June 29, 2015 (the "Mandate Agreement"), and this opinion is provided pursuant to, and subject to the terms and conditions of, the Mandate Agreement.

Assessment

Based on public information and information made available to us by Frontline 2012 and subject to the terms and conditions set out in this opinion, it is our opinion, as of the date hereof, that the Consideration in the Merger is fair, from a financial point of view, to the holders of the common shares of Frontline 2012.
________________________________
1 Assuming 249m common shares outstanding and a USD/NOK exchange rate of 7.88 and a share price of NOK 40.00, as of July 1, 2015
2 Assuming 198m common shares outstanding and a share price of USD 2.58, as of July 1, 2015

Danske Bank	Danske Bank A/S
Holmens Kanal 2-12
Foretaksregisteret NO 977 074 010 MVA	Erhvervs- og Selskabsstyrelsen CVR-nr. 61 12 62 28 DK-1092 København K –
Danmark

Basis of Opinion

In connection with rendering our opinion set forth herein, we have, among other things:

•	Reviewed two vessel valuations prepared by industry recognized shipbrokers Nordic and Fearnley's, both as provided by Frontline 2012 (the "Appraisals") as well as certain other third party information such as third party equity research value considerations;
•	Analysed and evaluated such financial information, press releases, share trading history and other publicly available business and financial information regarding Frontline, Frontline 2012 and others as we deemed relevant;
•	Familiarized ourselves with the business, operations, properties, financial condition, capitalization and prospects of Frontline and Frontline 2012;
•	Reviewed and analysed certain documents and information provided by Frontline 2012;
•	Conferred with the management team of Frontline 2012 with respect to the proposed Merger; and
•	Performed such other analysis and had such discussions as we deemed customary, or that we deemed otherwise appropriate, for the purposes of this opinion.

In our review and analysis, we have relied upon, and assumed, without independent verification, the accuracy and completeness of the information provided to us or publicly available, and that no information is misleading or has been withheld. We have assumed that third party research reports, analysis pertaining to the Vessels that are subject of the Appraisals, and other third party information, as well as the Appraisals, which have been produced by Nordic and Fearnley's on behalf of Frontline 2012 and Frontline and which are material to our opinion, have been independently and reasonably prepared. We have assumed that any assumptions made in such third party reports and analysis pertaining to the Vessels (including, but not limited to, the Appraisals), were correct as of the date thereof and remain correct as of the date hereof. We have also assumed that there has been no material change in the value of the Vessels since the date of the valuations, which was at June 30, 2015. We have not conducted any independent verification as to the status or value of Frontline 2012's and Frontline's assets and liabilities, including the Vessels, nor have we made any physical inspection of the properties or assets of Frontline 2012 and Frontline, including the Vessels or considered the condition of the Vessels, or reviewed all charter contracts applicable to the Vessels, but have instead relied upon representations and information provided to us by Frontline 2012 and Frontline, or third parties. We have further not assessed the underlying calculations of the numbers and other data on which third party information is based, nor evaluated any tax, accounting, legal, regulatory, insolvency, technical or similar issues relating to the Merger or the business of the companies participating in the Merger. No financial, legal, technical or other due diligence reviews have been reviewed or conducted by us.

We have assumed that the Merger and related transactions will be consummated on the terms described in the joint public announcement dated July 1, 2015. We also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Frontline 2012, Frontline or the contemplated benefits of the Merger.

The evaluations supporting this opinion contain subjective elements and reflect our reasonable best estimates based on the assumptions set out herein. In our analysis, numerous assumptions were made with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of any party involved.

In rendering this opinion, we are acting as a financial adviser only. We have thus not evaluated, and do not express any opinion as to, any tax, accounting, regulatory, legal, technical or similar issues related to Frontline 2012, Frontline or the Merger or any transactions related thereto, as to which we understand that Frontline 2012 has obtained such advice as it deems necessary from qualified professionals. We assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Frontline 2012 Board, including, without limitation, advice as to the legal, accounting, regulatory, governmental or other consent and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to Frontline 2012 and to the holders of the common shares of Frontline 2012. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein, is necessarily based on economic, market, and other conditions as existed on, and could be evaluated as of, the date hereof, and on the information made available to us as of the date hereof. Events and developments occurring after the date hereof could materially affect the assumptions used in preparing this opinion and we expressly disclaim any undertaking or obligation to update, revise or reaffirm this opinion.

Subsequent developments (including but not limited to developments in the crude oil and product tanker market as well as the financial markets generally) may significantly affect this opinion.

Reservations, reliance and other disclosures

This opinion is provided solely for the benefit of the Frontline 2012 Board in connection with and for the purposes of its consideration of the Merger, and does not constitute a recommendation of the Merger to Frontline 2012 or as to how any holder of Frontline 2012 common shares should vote with respect to the Merger or any matter related thereto. This opinion is not provided on behalf of, shall not confer rights or remedies upon, may not be relied upon by, and does not constitute a recommendation to to any current or future holder of securities of Frontline 2012 or Frontline, any creditor of or contractual party to Frontline 2012 or Frontline, or to any other person.

Evaluations of the nature contained in this assessment will always contain elements of uncertainty, and although reasonable care and efforts have been exerted, we disclaim any legal or financial liability related to this assessment or for any consequences resulting from acting to or relying on statements made in this opinion, and, upon receiving this opinion, Frontline 2012 and any reader of this option specifically agree to have accepted such disclaimer.

Our opinion is based on the assumptions described and implied by the description set out above under the caption "Basis of Opinion". We cannot and do not provide any assurance that the content of the information on which we have based our opinion is correct or complete.

This opinion addresses only the adequacy, from a financial point of view, of the Consideration to be provided to Frontline 2012 pursuant to the terms of the Merger. Frontline 2012 has not asked us to, and our opinion does not address, the fairness of the terms of the Merger or related transactions (other than the fairness of the Consideration to the holders of the common shares of Frontline 2012, from a financial point of view), nor does it address the fairness of any contemplated benefits of the Merger. We express no opinion as to the merits of, or process involved with, the underlying business decision of Frontline 2012 to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternative that may be available to Frontline 2012. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the terms of any agreements in relation to the Merger or otherwise. We have not been engaged to prepare, and have not prepared, either an independent expert's report or a valuation or appraisal of the Vessels, and this opinion must not be construed as such.

This opinion may not be disclosed, summarized, referred to or communicated (in whole or in part) to any other person for any purpose whatsoever except with our prior written approval, provided that this opinion may be reproduced in full (but not in part).

Danske Bank was engaged by Frontline 2012 as a financial advisor to provide this opinion in connection with the Merger and will receive a fixed fee upon delivery of this opinion. Our fee is not contingent upon the closing of the Merger. We, and our affiliates, have in the past, and may in the future, make loans and provide banking and other services to Frontline 2012 and or Frontline, for which we and/or our affiliates have received, and expect to receive, compensation and fees. In the ordinary course of business, we and our affiliates may actively trade or hold debt or equity securities of Frontline 2012, Frontline and affiliates of Frontline and Frontline 2012 for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. Danske Bank is engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services.

* * * * *

Any dispute arising out of, or relating to, this Fairness Opinion or related documents shall be governed by the laws of Norway and shall be subject to the exclusive jurisdiction of the Norwegian courts.

Sincerely,

Danske Bank, Norwegian Branch

/s/ Andreas Røde
Andreas Røde
Director Corporate Finance

/s/ Karl D. Skjelbred
Karl D. Skjelbred
Head of Corporate Finance

Appendix E

1 July, 2015

The Board of Directors
of Frontline Ltd
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

Members of the Board of Directors:
Pareto Securities Inc. ("Pareto", "we", or "us") is pleased to deliver to the Board of Directors (the "Directors") of Frontline Ltd, collectively with its subsidiaries, "FRO" or the "Company"), this opinion.
We understand that the Company has agreed to enter into a merger pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 1, 2015, between FRO, Frontline Acquisition Ltd. ("Merger Sub") and Frontline 2012 Ltd ("FRNT"), whereby Merger Sub will merge with FRNT, with FRNT as the surviving entity, with shares in FRO issued to FRNT shareholders as merger consideration (the "Merger"). The main valuation principle for the Merger will be net asset values for each of FRO and FRNT, considering vessel values and value of capital leases.
We further understand that companies indirectly affiliated with trusts established by John Fredriksen for the benefit of his immediate family are the main shareholders of both the Company and FRNT, and FRNT currently has a contractual management relationship with FRO, which provides commercial management services to FRNT.
Pareto has been engaged by the Company to act as the financial advisor to the Directors in connection with the Merger. Pursuant to our engagement letter dated June 30 2015 (the "Engagement Letter"), you have asked us to render our opinion as to the fairness to the Company and its unaffiliated shareholders, from a financial point of view, of the consideration to be paid by the Company in the Merger. Pursuant to the Engagement Letter, Pareto will receive a fee of $600,0000 (the "Advisory Fee") upon delivery of this written opinion to the Directors. No portion of the Advisory Fee is contingent upon either the conclusion expressed in this opinion or whether the Merger is successfully completed. The Company has also agreed to reimburse Pareto's expenses and indemnify Pareto against certain liabilities arising out of such engagement.
Pareto, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and related financings, bankruptcy reorganizations and similar recapitalizations, negotiated underwritings, secondary distributions of listed and unlisted securities, and valuations for corporate and other purposes. Pareto has from time to time provided investment banking and related services to various entities, including FRO and FRNT, which might enter into a transaction with the Company for which Pareto has received customary fees, and Pareto may provide investment banking and related services to such entities in the future. In addition, in the ordinary course of its business, affiliates of Pareto may have long or short positions, either on a discretionary or nondiscretionary basis, for their own account or for those of their clients, in the debt and equity securities (or related derivative securities) of the Company.
In September 2013 Pareto acted as co-lead manager and book-runner for a private placement of FRNT ordinary shares and Pareto received USD 576,000 in compensation for its role in the private placement. Other than such private placement, during the last two years, neither Pareto nor any of its affiliates has had any material relationship with the Company, FRNT or any other party to the contemplated Merger in which compensation was received or is intended to be received by Pareto as a result of such relationship. As of the date of this letter, Pareto does not have any ownership of equity securities in the Company.

The Board of Directors
of Frontline Ltd
1 July, 2015

Our opinion as expressed herein reflects and gives effect to our general familiarity with the Company and FRNT as well as information which we received during the course of this engagement, including information provided by senior management of the Company in the course of discussions relating to this engagement. In arriving at our opinion, no due diligence review or other verification exercises have been performed by Pareto in connection with the Merger, nor has Pareto conducted any analysis concerning the solvency of the Company and FRNT or obtained any evaluations or appraisals, other than the Appraisals (as defined below), of any of the assets and liabilities of the Company.
In rendering our opinion, we have relied upon and assumed, with your consent, the accuracy and completeness of all of the financial, accounting, tax and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us and did not independently verify such information
In arriving at our opinion, we have assumed that:
(i)	the Merger will be consummated in accordance with the terms of the Merger Agreement and the terms of a Merger Agreement governed by the laws of Bermuda to be entered into by FRO,FRNT and Merger Sub (the "Bermuda Merger Agreement" and, together with the Merger Agreement, the "Transaction Documents");
(ii)	any representations and warranties made in the Transaction Documents are accurate and complete;
(iii)	the final versions of all documents reviewed by Pareto in draft form conform in all material respects to the drafts reviewed;
(iv)	there has been no change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Companies since the date of the most recent information made available to Pareto that would be material to the analyses conducted by Pareto, and that there is no information or facts that would make the information reviewed by Pareto incomplete or misleading; and
(v)	all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Companies or the contemplated benefits expected to be derived from the Merger.
To the extent that any of the foregoing assumptions or any of the facts on which this opinion is based prove to be untrue in any material respect, this opinion cannot and should not be relied upon. Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we assume no responsibility for advising any person of any change in any matter affecting this opinion or for updating or revising our opinion based on circumstances or events occurring after the date hereof.
In arriving at our opinion, we have among other things reviewed
(i)	reviewed valuations of the Vessels prepared by Nordic and Fearnley's as provided by Frontline (the "Appraisals");
(ii)	analysed and evaluated relevant financial information regarding the Company and FRNT;
(iii)	familiarized ourselves with the business, operations, properties, financial condition, capitalization and prospects of the Company and FRNT;

The Board of Directors
of Frontline Ltd
1 July, 2015

(iv)	reviewed and analysed documents provided by the Company, to assist Pareto with its analysis;
(v)	conferred with the management team of the Company with respect to the proposed Merger; and
(vi)	performed such other analyses and diligence as are customary, or that we have deemed otherwise appropriate for the purposes of the opinion expressed herein.
It is understood that this opinion is provided for the information and assistance of the Directors in connection with their consideration of the Merger, and, except in any proxy statement disseminated to the shareholders of the Company, may not be used for any other purpose or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent.
This opinion has been approved and authorized for issuance by a Pareto fairness opinion review committee and is addressed to the Directors in connection with and for the purpose of its evaluation of the Merger. This opinion does not constitute a recommendation as to what course of action the Directors or the Company should pursue in connection with the Merger, or otherwise address the merits of the underlying decision by the Company to engage in the Merger. We express no opinion as to the price at which any securities of the Company will trade either before or after the Merger. We do not express an opinion about the fairness of any compensation payable to any of the Company's insiders in connection with the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger.
We do not express any opinion as to any tax or other consequences that might result from the Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. For the purposes of our opinion, we have assumed with your consent that all governmental, regulatory or other consents necessary for the consummation of the Merger will be obtained without any adverse effect on the Company.
Our opinion is limited to the fairness to the Company and its unaffiliated shareholders, from a financial point of view, of the consideration to be paid by the Company in the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid by the Company in the Merger is fair, from a financial point of view, to the Company and its unaffiliated shareholders.

Appendix F

Frontline Management AS
P.O Box 1327 —Vika
0112 Oslo
Att: Marius Hermansen
Oslo, 30th June 2015
CERTIFICATE OF VALUATION
Dear Sirs,
We refer to your request for our valuation services. To the best of our ability, but without any guarantee of accuracy on our part, we have today concluded valuation of the below named vessels based upon the market conditions as per today's and on the assumption that the vessels are in good working order for commercial use:
Vessel	DWT	Built	Value 30/06/2015
VLCC
Front Kathrine	297,000	2009	81.00
Front Queen	297,000	2009	81.00
Front Eminence	321,300	2009	81.00
Front Endurance	321,300	2009	81.00
Front Cecilie	297,000	2010	85.00
Front Signe	297,000	2010	85.00
Total VLCC	1,830,600		494.00

Suezmax
Northia	156,000	2010	58.00
Naticina	156,000	2010	58.00
Front Odin	156,000	2010	58.00
Front Njord	156,000	2010	58.00
Front Balder	156,000	2009	56.00
Front Brage	156,000	2011	60.00
Total Suezmax	936,000		348.00

F-1

MR
Front Arrow	50,000	2013	35.00
Front Avon	50,000	2013	35.00
Front Clyde	50,000	2014	36.50
Front Dee	50,000	2014	36.50
Front Esk	50,000	2014	36.50
Front Mersey	50,000	2014	36.50
Total	300,000		216.0

LR II
Front Lion	115,000	2014	58.00
Front Panther	115,000	2015	60.00
Front Purna	115,000	2015	60.00
Front Tiger	115,000	2015	60.00
Total	460,000		238.0

Total all ships	3,181,600		1354.00

F-2

Frontline Management AS
P.O Box 1327 — Vika
0112 Oslo
Att: Marius Hermansen

Oslo, 30th June 2015
CERTIFICATE OF VALUATION
Dear Sirs,
We refer to your request for our valuation services. To the best of our ability, but without any guarantee of accuracy on our part, we have today concluded valuation of the below named vessels based upon the market conditions as per today's and on the assumption that the vessels iare in good working order for commercial use:
Vessel	Built	DWT	Built	Value
				30/06/2015
N/Bs
VLCC
Hull 5101	JMU	302,000	2017	98.00
Hull 5102	JMU	302.000	2017	98.00
Hull 1751	STX	300,000	2017	98.00
Hull 1752	STX	300,000	2017	98.00
Total		1.204,000	392.00
SMAX
H315801	NTS	157,000	2016	69.00
H315802	NTS	157,000	2016	69.00
H315803	NTS	157,000	2016	69.00
H315804	NTS	157,000	2017	67.00
H315805	NTS	157,000	2017	67.00
H315806	NTS	157,000	2017	67.00
Total		628,000		408.00

F-3

LR II
Hull 13121001	CSSC	115,000	2015	60.00
Hull 13121002	CSSC	115,000	2015	60.00
N589	Cosco (Zhoushan)	113,000	2015	60.00
N590	Cosco (Zhoushan)	113,000	2015	60.00
N591	Cosco (Zhoushan)	113,000	2015	60.00
N592	Cosco (Zhoushan)	113,000	2016	57.00
H0311101	NTS	111,000	2016	57.00
H0311102	NTS	111,000	2016	57.00
H0311103	NTS	111,000	2016	57.00
H0311104	NTS	111,000	2016	57.00
H0311105	NTS	111,000	2017	54.00
H0311106	NTS	111,000	2017	54.00
Total		456,000		693.00

Total all ships		2,288,000		1493.00

F-4

Value estimates Frontline 2012 fleet as of 30.06.215

Vessel		DWT	Built	Value MUSD
				30.06.2015

VLCC

Front Kathrine		297 000	2009	78,00
Front Queen		297 000	2009	78,00
Front Eminence		321 300	2009	78,00
Front Endurance		321 300	2009	78,00
Front Cecilie		297 000	2010	82,00
Front Signe		297 000	2010	82,00

Suezmax

Northia		156 000	2010	55,50
Naticina		156 000	2010	55,50
Front Odin		156 000	2010	55,50
Front Njord		156 000	2010	55,50
Front Balder		156 000	2009	52,50
Front Brage		156 000	2011	58,00

MR
Front Arrow		50 000	2013	35,00
Front Avon		50 000	2013	35,00
Front Clyde		50 000	2014	36,50
Front Dee		50 000	2014	36,50
Front Esk		50 000	2014	36,50
Frant Mersey		50 000	2014	36,50

LR II
Front Lion		115 000	2014	58,00
Front Panther		115 000	2015	60,00
Front Puma		115 000	2015	60,00
Front Tiger		115 000	2015	60,00

N/Bs
VLCC
Hull 5101	JMU	302 000	2017	100,00
Hull 5102	JMU	302 000	2017	100,00
Hull1751	STX	300 000	2017	100,00
Hull 1752	STX	300 000	2017	100,00

SMAX
H315801	NTS	157 000	2016	69,00
H315802	NTS	157 000	2016	69,00
H315803	NTS	157 000	2016	69,00
H315804	NTS	157 000	2017	68,00
H315805	NTS	157 000	2017	68,00
H315806	NTS	157 000	2017	68,00

F-5

LR II
Hull13121001	CSSC	115 000	2015	60,00
Hull13121002	CSSC	115 000	2015	60,00
N589	Cosco (Zhoushan)	113 000	2015	60,00
N590	Cosco (Zhoushan)	113 000	2015	60,00
N591	Cosco (Zhoushan)	113 000	2015	60,00
N592	Cosco (Zhoushan)	113 000	2016	56,00
.H0311101	NTS	111 000	2016	56,00
H0311102	NTS	111 000	2016	56,00
H0311103	NTS	111 000	2016	56,00
H0311104	NTS	111 000	2016	56,00
H0311105	NTS	111 000	2017	53,00
H0311106	NTS	111 000	2017	53,00

This valuation is provided for the use of Frontline 2012 - Ship Finance Ltd, and the Lenders under the Credit Facility, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person. Furthermore, our standard valuation disclaimer applies as per below:
This valuation is performed on "willing seller and willing buyer" basis and is given to the the best of our knowledge.  The valuation and particulars are statements of opinion and are not to be taken as representations offact.  The figures  relate solely to our opinion of the market value as of the date given and should not be taken to apply to any other date.
We have not made a physical  inspection of the vessel, nor have we inspected the classification records.  Our opinion is based on information of the vessel stipulated in standard reference books. We assume no responsibility for the accuracy of such information.  We have assumed for the purpose of the valuation that the vessel is in good and seaworthy condition with prompt charter free delivery (unless otherwise noted).  We have not assessed validity of employment contracts or the standing of charterers.  The valuation is provided  on the basis of vessels being sold individually where more than one vessel have been valued.
Any person contemplating entering into a transaction or otherwise relying on this valuation should satisfy himself by inspection ofthe vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains.  No assurance can be given that the values can be sustained or are realisable in actual transactions.
This valuation is provided solely for  the use of the person to whom it is addressed and no responsibility can be accepted to any other person.  The valuation should not be published  or circulated without our written permission.

F-6

Frontline Management AS
P.O Box 1327 —Vika
0112 Oslo
Att: Marius Hermansen
Oslo, 30th June 2015
CERTIFICATE OF VALUATION

Dear Sirs,
We refer to your request for our valuation services. To the best of our ability, but without any guarantee of accuracy on our part, we have today concluded valuation of the below named vessels based upon the market conditions as per today's and on the assumption that the vessels are in good working order for commercial use:

Vessel	DWT	Built	Value 30/06/2015
VLCC
MT Dewi Maeswara	300,149	1998	30.0
MT Front Commodore	298,620	2000	36.0
MT Front Tina	298,284	2000	36.0
Total VLCC	897,593		102

Suezmax
Front Symphony	150,500	2001	31.0
Front Melody	150,500	2001	31.0
Front Ull	157,000	2014	65.0
Front Idun	157,000	2015	67.0
Total Suezmax	615,000		194.00

Total all ships	1,512,593		296

F-7

Value estimates Frontline 2012 fleet as of 30.06.215

Vessel	DWT	Built	Value 30/06/2015
VLCC
MT Dewi Maeswara	300 149	1998	DH	26,0
MT Front Commodore	298 620	2000	DH	35,0
MT Front Tina	298 284	2000	DH	35,0

Suezmax
Front Symphony	150 500	2001	DH	27,0
Front Melody	150 500	2001	DH	27,0
Front Ull	157 000	2014	DH	64,5
Front Idun	157 000	2015	DH	67,5

This valuation is provided for the use of Frontline, and the Lenders under the Credit Facility, it is not for circulation or publication without obtaining our written permission and no responsibility can be accepted to any other person. Furthermore, our standard valuation disclaimer applies as per below:

This valuation is performed on "willing seller and willing buyer" basis and is given to the the best of our knowledge. The valuation and particulars are statements of opinion and are not to be taken as representations of fact. The figures relate solely to our opinion of the market value as of the date given and should not be taken to apply to any other date.

We have not made a physical inspection of the vessel, nor have we inspected the classification records. Our opinion is based on information of the vessel stipulated in standard reference books. We assume no responsibility for the accuracy of such information. We have assumed for the purpose of the valuation that the vessel is in good and seaworthy condition with prompt charter free delivery (unless otherwise noted). We have not assessed validity of employment contracts or the standing of charterers. The valuation is provided on the basis of vessels being sold individually where more than one vessel have been valued.

Any person contemplating entering into a transaction or otherwise relying on this valuation should satisfy himself by inspection of the vessel or otherwise as to the correctness of the statements and assumptions which the valuation contains. No assurance can be given that the values can be sustained or are realisable in actual transactions.

This valuation is provided solely for the use of the person to whom it is addressed and no responsibility can be accepted to any other person.  The valuation should not be published or circulated without our written permission.

F-8

CONSOLIDATED FINANCIAL STATEMENTS
FRONTLINE 2012 LTD.
YEAR ENDED DECEMBER 31, 2014

Independent Auditor's Report

To the Board of Directors and Shareholders of Frontline 2012 Ltd.

We have audited the accompanying consolidated financial statements of Frontline 2012 Ltd. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and December 31, 2013, and the related consolidated statements of operations, of cash flows and of changes in equity for the years ended December 31, 2014, December 31, 2013 and December 31, 2012.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits.  We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.  Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Frontline 2012 Ltd. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for the years ended December 31, 2014, December 31, 2013 and December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
August 21, 2015 except for the effects of discontinued operations discussed in Note 5 to the consolidated financial statements, as to which the date is October 5, 2015

Frontline 2012 Ltd.
Consolidated Statement of Operations for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	2014	2013	2012
Operating revenues
Time charter revenues	37,928	39,517	41,901
Voyage charter revenues	202,283	94,383	98,948
Other income	1,615	—	—
Total operating revenues	241,826	133,900	140,849
Gain on cancellation and sale of newbuilding contracts	68,989	57,271	—
Operating expenses
Voyage expenses and commissions	103,708	63,438	58,440
Ship operating expenses	49,607	32,983	28,646
Administrative expenses	4,943	3,851	3,347
Depreciation	31,845	25,144	24,743
Total operating expenses	190,103	125,416	115,176
Net operating income	120,712	65,755	25,673
Other income (expenses)
Interest income	118	29	198
Interest expense	(7,421)	(12,044)	(17,504)
Gain on sale of shares	16,850	—	—
Share of results from associated companies	16,064	8,783	—
Foreign currency exchange gain (loss)	18	(6)	5
Mark to market (loss) gain on derivatives	(8,779)	7,083	—
Other non-operating expense	(148)	(101)	(317)
Total other income (expenses)	16,702	3,744	(17,618)
Net income from continuing operations	137,414	69,499	8,055
Net loss from discontinued operations	(51,159)	—	—
Net income	86,255	69,499	8,055
Net loss attributable to non-controlling interest	63,214	—	—
Net income attributable to the Company	149,469	69,499	8,055

Basic and diluted earnings per share from continuing operations attributable to the Company	$0. 56	$ 0.31	$ 0.06
Basic and diluted earnings per shares from discontinued operations attributable to the Company	$0.05	—	—
Basic and diluted earnings per share attributable to the Company	$0.61	$0.31	$0.06

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline 2012 Ltd.
Consolidated Balance Sheets as of December 31, 2014 and December 31, 2013
(in thousands of $)
	2014	2013
ASSETS
Current assets
Cash and cash equivalents	235,801	347,749
Restricted cash	35,800	—
Trade accounts receivable, net	13,324	7,547
Related party receivables	3,457	1,181
Other receivables	19,545	91,660
Inventories	19,137	16,219
Voyages in progress	21,588	11,566
Prepaid expenses and accrued income	2,928	1,433
Other current assets	2,126	2,822
Current assets held for distribution	83,202	—
Total current assets	436,908	480,177
Long term assets
Newbuildings	227,050	252,753
Vessels and equipment, net	861,919	703,061

Investment in associated companies	59,448	90,724
Deferred charges	4,763	2,300
Other long term assets	1,678	9,561
Long-term assets held for distribution	910,002	135,404
Total assets	2,501,768	1,673,980

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	44,052	90,492
Related party payables	3,422	2,860
Trade accounts payable	2,580	2,435
Accrued expenses	11,744	12,803
Other current liabilities	140,630	262
Current liabilities held for distribution	34,779	—
Total current liabilities	237,207	108,852
Long-term debt	473,523	501,971
Long-term liabilities held for distribution	343,688	—
Total liabilities	1,054,418	610,823
Commitments and contingencies
Equity
Share capital (242.3 million shares outstanding (2013: 249.1 million), par value $2.00)	498,200	498,200
Treasury shares	(50,397)	—
Additional paid in capital	519,378	519,378
Retained earnings	156,399	45,579
Total equity attributable to Frontline 2012 Ltd.	1,123,580	1,063,157
Non-controlling interest	323,770	—
Total equity	1,447,350	1,063,157
Total liabilities and equity	2,501,768	1,673,980

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline 2012 Ltd.
Consolidated Statement of Cash Flows for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)
	2014	2013	2012

Net income	86,255	69,499	8,055
Net loss from discontinued operations	51,159	—	—
Net income from continuing operations	137,414	69,499	8,055
Adjustments to reconcile net income from continuing operations to cash provided by operating activities;
Depreciation	31,845	25,144	24,743
Gain on cancellation and sale of newbuilding contracts	(68,989)	(57,271)	—
Gain on sale of shares	(16,850)	—	—

Debt modification fee paid	(2,640)	—	—
Amortization of deferred charges	677	2,085	3,803
Amortization of time charter contract value	2,822	2,822	2,830
Share of results from associated companies and gain on equity interest	(16,064)	(8,783)	—
Mark to market loss (gain) on derivatives	5,765	(7,425)	—
Dividends received from Avance Gas	7,052	—	—
Other, net	339	50	47
Change in operating assets and liabilities;
Trade accounts receivable	(6,116)	(4,051)	(2,296)
Other receivables	1	(428)	(2,331)
Inventories	(2,917)	(2,844)	(1,167)
Voyages in progress	(10,021)	(1,182)	(3,845)
Prepaid expenses and accrued income	(1,494)	(514)	167
Trade accounts payable	145	(5)	1,650
Related party balances	(1,715)	(189)	1,170
Accrued expenses	(2,443)	6,441	(5,074)
Other current liabilities	1,169	(492)	721
Cash provided by operating activities of discontinued operations	661	—	—
Net cash provided by operating activities	58,641	22,857	28,473
Investing activities
Purchase of working capital balances, excluding cash acquired	—	—	(9,796)
Additions to newbuildings and vessels	(202,231)	(189,341)	(206,499)
Refund of newbuilding installments and interest	173,840	144,592	—
Change in restricted cash	(35,800)	—	—
Sale proceeds received in advance	139,200	—	—
Net proceeds from sale of shares in associated company	57,140	—	—
Investment in associated company	—	(104,062)	—
Cash used in investing activities of discontinued operations	(195,658)	(135,404)	—
Net cash used in investing activities	(63,509)	(284,215)	(216,295)

Financing activities
Net proceeds from issuance of shares	—	527,791	211,483
Proceeds from long-term debt	124,000	45,500	27,000
Repayment of debt	(198,889)	(93,931)	—
Debt fees paid	(500)	(1,538)	(550)
Dividends paid	(36,969)	(1,439)	—
Acquisition of treasury shares	(50,397)	—	—
Effect of acquisition from shareholder	—	—	(10,000)
Cash provided by financing activities of discontinued operations	116,819	—	—
Net cash (used in) provided by financing activities	(45,936)	476,383	227,933
Net change in cash and cash equivalents	(50,804)	215,025	40,111
Net change in cash balances included in held for distribution	(61,144)	—	—
Cash and cash equivalents at start of the period	347,749	132,724	92,613
Cash and cash equivalents at end of the period	235,801	347,749	132,724

Supplemental disclosure of cash flow information:
Interest paid, net of interest capitalized	8,744	9,576	13,387
Income taxes paid	297	258	—

Details of non-cash investing and financing activities are given in Notes 5 and 26.

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline 2012 Ltd.
Consolidated Statement of Changes in Equity for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except number of shares)
	2014	2013	2012
Number of shares outstanding
Balance at beginning of period	249,100,000	156,000,000	100,000,000
Treasury shares held	(6,792,117)	—	—
Shares issued	—	93,100,000	56,000,000
Balance at end of period	242,307,883	249,100,000	156,000,000

Share capital
Balance at beginning of period	498,200	312,000	200,000
Shares issued	—	186,200	112,000
Balance at end of period	498,200	498,200	312,000

Treasury shares
Balance at beginning of period	—	—	—
Shares purchased	(50,397)	—	—
Balance at end of period	(50,397)	—	—

Additional paid in capital
Balance at beginning of period	519,378	177,787	82,744
Share issued	—	341,591	96,758
Effect of acquisition from shareholder	—	—	(1,715)
Balance at end of period	519,378	519,378	177,787

Retained earnings (deficit)
Balance at beginning of period	45,579	(360)	(130)
Net income	149,469	69,499	8,055
Cash dividends	(38,649)	(1,439)	—
Stock dividends	—	(22,121)	—
Effect of acquisition from shareholder	—	—	(8,285)
Balance at end of period	156,399	45,579	(360)

Equity attributable to Frontline 2012 Ltd.	1,123,580	1,063,157	489,427

Non-controlling interest
Balance at beginning of period	—	—	—
Arising at date of acquisition	386,984	—	—
Net loss	(63,214)	—	—
Balance at end of period	323,770	—	—

Total equity	1,447,350	1,063,157	489,427

See accompanying Notes that are an integral part of these Consolidated Financial Statements.

Frontline 2012 Ltd.
Notes to the Consolidated Financial Statements

1.   GENERAL

Frontline 2012 Ltd., or the Company, was incorporated in Bermuda on December 12, 2011. On December 16, 2011, the Company completed a private placement of 100 million new ordinary shares of $2.00 par value at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and the Company was registered on the Norwegian Over The Counter list ("NOTC") in Oslo on December 30, 2011. Hemen Holding Ltd, or Hemen, was allocated 50 million shares representing 50% of the share capital of the Company. Frontline Ltd., or Frontline, a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers was allocated 8,771,000 shares, representing approximately 8.8% of the share capital of the Company. Frontline's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

On December 30, 2011, the Company acquired five very large crude carrier, or VLCC, newbuilding contracts, six modern VLCCs, including one on time charter, and four modern Suezmax tankers from Frontline at fair market value of $1,120.7 million. The Company paid $128.9 million in cash and assumed $666.3 million in bank debt and $325.5 million in remaining new building commitments. The Company has accounted for the purchase of assets from Frontline as a business combination after determining that the Company acquired a business and not a group of assets.

In September 2014, the Company commenced the consolidation of Knightsbridge Shipping Limited (NASDAQ: VLCCF), renamed Golden Ocean Group Limited, or Knightsbridge, following the sale of 18 SPCs to Knightsbridge and the receipt of 46.5 million shares, or approximately 58% of the total shares outstanding in Knightsbridge, as consideration. See Note 4. The Company received a further 31.0 million shares in Knightsbridge in March 2015 as consideration for the sale of a further 12 SPCs.

As of December 31, 2014, Hemen is the largest shareholder of the Company, owning approximately 60%, and Frontline has an ownership of 6%.

On October 7, 2014, Knightsbridge and Golden Ocean Group Limited, or the Former Golden Ocean, entered into an agreement and plan of merger, the Merger, pursuant to which the two companies agreed to merge, with Knightsbridge as the surviving legal entity. The Company de-consolidated Knightsbridge as of March 31, 2015, following the completion of the merger of Knightsbridge with the Former Golden Ocean, at which time Knightsbridge issued 61.4 million new shares as merger consideration. The Company's ownership interest in Knightsbridge was reduced to 45% at this time and the Company commenced equity accounting for Knightsbridge. See Note 28 . Knightsbridge's name was changed to Golden Ocean Group Limited immediately after the merger. Golden Ocean Group Limited shares began trading under the ticker symbol - "VLCCF" on the Oslo Stock Exchange on April 1, 2015 and under the ticker code "GOGL" on Nasdaq Global Select Market on April 1, 2015 and Oslo Stock Exchange on April 7, 2015.

2.   ACCOUNTING POLICIES

Basis of accounting
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The Company has accounted for the purchase of assets from Frontline in December 2011 as a business combination after determining that the Company purchased a business and not a group of assets. Consequently, the Company has measured the identifiable assets acquired and the liabilities assumed at their acquisition date fair value.

The Company has accounted its shareholding in Knightsbridge in September 2014 as a business combination and has measured the identifiable assets acquired and the liabilities assumed at their acquisition date fair value except for the assets that were transferred to Knightsbridge in September 2014, which continue to be recorded at their historic cost. The excess of the cost of acquisition over the value of the identifiable net assets acquired is recognized as goodwill. The consideration transferred for an acquisition is measured at fair value of the consideration given. Acquisition related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We evaluated subsequent events through to August 21, 2015, which is the date of issue of these financial statements.

Discontinued operations
The Company has determined that the stock dividend of 77.4 million of the Company's shares in Knightsbridge in June 2015 represents a significant strategic shift in the Company's business and has, therefore, recorded the results of its dry bulk operations as discontinued operations in the year ended December 31, 2014. The balance sheet at December 31, 2014 and the statement of cash flows for the year ended December 31, 2014 have also been presented on a discontinued operations basis.

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Restricted cash
Restricted cash consists of a bank deposit, which may only be used for certain purposes and is held under a contractual arrangement.

Inventories
Inventories mainly comprise fuel and lubricating oils and are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

Vessels
The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's vessels is 25 years. The residual values are calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price for scrap per tonne is calculated as the ten year average, up to the date of purchase of the vessel, across the three main recycling sites (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually.

Vessels acquired with existing time charters
The Company accounts for the acquisition of vessels by recording assets or liabilities with the acquisition of a vessel, including time charters, at fair value. The value of the time charter is recognized separately and is being amortized over the period of the time charter on a straight line basis.

Newbuildings
The carrying value of the vessels under construction, or Newbuildings, represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. No charge for depreciation is made until the vessel is available for use.

Capitalized interest
Interest costs are expensed as incurred except for interest costs that are capitalized. Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

If the Company's financing plans associate a specific new borrowing with a qualifying asset, the Company uses the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the Company.

Goodwill
Goodwill arising from a business combination, being the value in excess of amounts allocable to identifiable assets and liabilities is not amortized but is subject to annual review for impairment or more frequently should indications of impairment arise.

Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the reporting unit's fair value to its carrying value; if the fair value is lower than the carrying value, then the second step compares the asset's fair value (implied fair value for goodwill in excess of amounts allocable to identifiable assets and liabilities) with its carrying value to measure the amount of the impairment.

Impairment of long-lived assets
The carrying values of long-lived assets held and used by the Company and newbuildings are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates, depressed second hand vessel values and issues at the shipyard. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future net cash flows expected to result from the asset, including eventual disposal. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's consolidated statement of operations. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Trade accounts receivable
Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged against the appropriate revenue category when that determination is made.

Investments in associated companies
Investments in companies over which the Company has the ability to exercise significant influence but does not control are accounted for using the equity method. The Company records its investments in equity-method investees in the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charters and time charters. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter revenues are recorded over the term of the charter as a service is provided. When the time charter is based on an index, the Company recognizes revenue when the index has been determined. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula on the basis of the number of days a vessel operates in the pool. The pool participants are responsible for paying voyage expenses. Adjustments between the pool participants are settled on a quarterly basis. Pool revenues are reported as voyage charter revenue for all periods presented.

Claims for unpaid charter hire and damages for early termination of time charters are recorded upon receipt of cash when collectability is not reasonably assured. Such amounts related to services previously rendered are recorded as time charter revenue. Amounts in excess of services previously rendered are classified as other operating income.

Other income comprises rebates received from the ship yard for newbuildings sold to Knightsbridge, prior to the consolidation of Knightsbridge, and is recognized when such rebates are contractually due to the Company.

Gain on cancellation and sale of newbuilding contracts
Gain on cancellation and sale of newbuilding contracts relate to gains arising on (i) the cancellation of newbuilding contracts, which are considered to be contingent gains, and are recognized when the gain is virtually certain which is generally on a cash basis, and (ii) the sale of newbuilding contracts, which are recognized when we are reasonably assured that substantially all of the risks of the newbuilding contract have been transferred.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

Financial instruments
In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. All methods of assessing fair value result in a general approximation of fair value, and such fair value may never actually be realized.

Derivatives
Interest rate swaps
The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair values of the interest rate swap contracts are recognized as assets or liabilities. None of the interest rate swaps qualify for hedge accounting and changes in fair values are recognized in mark to market gain on derivatives in the statements of operations.

Foreign currencies
The functional currency of the Company and all of its subsidiaries is the U.S. dollar as the majority of revenues and expenditures are denominated in U.S. dollars. The Company's reporting currency is also U.S. dollars. Assets and liabilities are translated into the functional currency at exchange rates existing at the date of the balance sheet. Such currency translation gains and losses are included in the Consolidated Statement of Operations. Transactions in currencies other than the functional currency are translated into the functional currency at the exchange rate at the transaction date.

Earnings per share
Earnings per share, or EPS, is computed based on the income available to common stockholders and the weighted average number of shares outstanding. Treasury shares are not included in the calculation.

Transactions subject to common control
Transactions with entities, which are determined to be under common control, are recorded at historical carrying values.

Treasury shares
Treasury shares are recognized as a separate component of equity at cost.

Stock-based compensation
Knightsbridge accounts for 50% of its RSUs issued to its directors as equity classified awards and accounts for 50% of its RSUs issued to its directors as liability classified awards. Knightsbridge accounts for the RSUs issued to its management companies as liability classified awards. The RSU expense has been recognized in the consolidated statement of operations based on the straight-line method.

The fair value of an equity instrument issued by Knightsbridge to a non-employee is measured by using the stock price and other measurement assumptions as of the date at which either (i) a commitment for performance by the counterparty has been reached; or (ii) the counterparty's performance is complete. This criterion is not considered to be met in the absence of considerable evidence, and liability accounting is applied with a re-measurement at each period end date. Knightsbridge has obtained a right to receive future services in exchange for unvested, forfeitable equity instruments, and the fair value of the equity instruments does not create equity until the future services are received (i.e. the instruments are not considered issued until they vest).

Other comprehensive income
The Company has no other comprehensive income.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Update No. 2014-09-Revenue from Contracts with Customers (Topic 606). The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. To meet those objectives, the FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for the Company for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted for periods beginning after December 15, 2016. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-15-Presentation of Financial Statements-Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently considering the impact of these amendments on our consolidated financial statements.

Accounting Standards Update No. 2015-02-Consolidation (Topic 810). The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to re-evaluation under the revised consolidation model. Specifically, the amendments (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. The amendments in this Update are effective for the Company for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2015-03 Interest-Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs. This Update was issued as part of an initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. The amendments in this Update will affect us for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company had debt issuance costs of $4.5 million at December 31, 2014, which would be required to be presented as a deduction from the carrying amount of its debt.

Accounting Standards Update No. 2015-11-Inventory (Topic 330)-Simplifying the Measurement of Inventory. The FASB issued this Update as part of its Simplification Initiative. The amendments in this Update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in IFRS. The amendments in this Update will affect the Company for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

4. ACQUISITION OF KNIGHTSBRIDGE

The Transaction
On April 3, 2014, the Company and Knightsbridge Shipping Limited (NASDAQ: VLCCF), renamed Golden Ocean Group Limited, or Knightsbridge, entered into an agreement pursuant to which the Company sold all of the shares of five SPCs, each owning a cash balance and a Capesize newbuilding, to Knightsbridge. On April 23, 2014, the closing date of the transaction, Knightsbridge issued 15.5 million newly issued common shares to the Company as consideration and Knightsbridge assumed $150.0 million in remaining newbuilding installments in connection with the SPCs. The SPCs had newbuilding costs and cash of $41.6 million and $43.4 million, respectively, at this time. The Company also agreed to continue the performance guarantees given in favor of the yard until the delivery of each newbuilding for no consideration and, Knightsbridge agreed to hold the Company harmless against any claim under the performance guarantee after the closing date of the transaction. Knightsbridge also had the right but not the obligation to sell the SPC back to the Company if it reached a point whereby the newbuilding contract could be cancelled. All five newbuildings were delivered to Knightsbridge during 2014. The Company owned approximately 31.6% of the total shares outstanding in Knightsbridge with a market value of $194.4 million as a consequence of this transaction and commenced equity accounting for this investment. The Company recorded a gain of $74.8 million in Gain on cancellation and sale of newbuilding contracts on the sale of the five SPCs, after elimination of $34.5 million representing 31.6% of the total gain of $109.3 million.

In April 2014, the Company also agreed to sell twenty-five SPCs to Knightsbridge, each owning a fuel efficient dry bulk newbuilding. Thirteen of the SPCs were sold in September 2014 at which time Knightsbridge issued 31.0 million shares to the Company and assumed $490.0 million in respect of remaining newbuilding installments. Cash of $25.1 million was disposed of on the sale of the SPCs. The Company owned approximately 58% of the total shares outstanding in Knightsbridge as a consequence of this transaction and commenced consolidation of Knightsbridge.

The Company sold the remaining twelve SPCs in March 2015 and received 31.0 million shares as consideration. Knightsbridge assumed $404.0 million in respect of remaining newbuilding installments, net of a cash payment from the Company of $108.6 million.

Accounting for the Acquisition
The Company's acquisition of Knightsbridge in September 2014 is accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, "Business Combinations" ("ASC 805"), with the Company selected as the accounting acquirer under this guidance. The carrying value of the Company's investment in Knightsbridge at the date of acquisition was $154.0 million and this was revalued at $178.4 million based on the closing share price on September 15, 2014 of $11.51 and $24.4 million was recorded as a gain in 'Share of results from associated companies and gain on equity interest' which has been included within income (loss) from discontinued operations. The carrying value of the Company's investment in Knightsbridge at the date of acquisition of $154.0 million was equal to the $194.4 million market value as of April 3, 2014 less $34.5 million being 31.6% of the total gain of $109.3 million arising on the sale of the five SPCs in April 2014, less $5.9 million being the share of results from this associate until September 15, 2014.

The thirteen SPCs sold by the Company to Knightsbridge in September 2014 were recorded at their historic cost of $131.6 million (including cash held in the SPCs of $25.1 million). The valuation of the remaining consideration is based on the fair value of the total number of common shares owned by the Company and non-controlling interests based on the September 15, 2015 closing share price of $11.51:
(in thousands of $)
Carrying value of the newbuilding contracts in the thirteen SPCs	106,406
Cash held in the thirteen SPCs	25,149
Fair value of non-controlling interest (33.6 million shares at $11.51 per share)	386,984
Fair value of previously held equity (15.5 million shares at $11.51 per share)	178,405
Total value of consideration	696,944

The following represents the calculation of goodwill arising on consolidation based on management's allocation of the total purchase price to the estimated fair value and historic cost of assets acquired and fair value of liabilities assumed:

(in thousands of $)
Assets	125,421

Newbuildings	83,700
Vessels, net	465,334
Current liabilities	(27,757)
Long term liabilities	(230,791)
Fair value of net assets acquired and liabilities assumed	415,907
Newbuildings and cash at historic cost	131,555
Total value of net assets acquired and liabilities assumed	547,462
Total value of consideration	696,944
Goodwill arising on consolidation	149,482

The full amount of the goodwill arising on consolidation was written off in the fourth quarter of 2014 following the Company's impairment assessment at December 31, 2014, and has been included within income (loss) from discontinued operations, which was triggered by the significant fall in rates per the Baltic Dry Index and the significant fall in Knightsbridge's share price in the fourth quarter.

The Consolidated Statement of Operations for 2014 includes revenues of $33.4 million and a net loss of $63.2 million, which are attributable to Knightsbridge.

Pro Forma Results
The following unaudited pro forma financial information presents the combined results of operations of the Company and Knightsbridge as if the acquisition had occurred as of the beginning of the years presented. The pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company.
(in thousands $, except per share data)	2014	2013
Total operating revenues	325,741	171,446

Net income from continuing operations	95,109	78,063
Loss from discontinued operations	(258)	(7,433)
Net income	94,851	70,630
Net loss attributable to non-controlling interest	67,633	475
Net income attributable to the Company	162,484	71,105

Basic and dilute earnings per share;
Net income from continuing operations	$0.66	$0.35
Loss from discontinued operations	$—	$(0.03)
Net income attributable to the Company	$0.66	$0.32

5.   DISCONTINUED OPERATIONS

The Company acquired a 31.6% shareholding in Knightsbridge in April 2014 following the sale of five SPCs to Knightsbridge and the receipt of 15.5 million shares as consideration and equity accounted for this interest from that time up to September 2014, at which time the Company consolidated Knightsbridge. The Company recorded share of earnings in respect of Knightsbridge of $0.3 million in the period from April to September 2014. The Company also recorded a gain of $24.4 million in 'Share of results from associated companies and gain on equity interest', which has been included within income (loss) from discontinued operations, on the revaluation of its interest in Knightsbridge at the time it commenced consolidation.

The Company received dividends of $6.2 million (2013: nil) from Knightsbridge, prior to its consolidation, in the year ended December 31, 2014.

The net revenues, net operating income and net income for Knightsbridge in the year ended December 31, 2014 were $96.7 million, $19.5 million and $16.0 million, respectively.

In June 2015, the Company paid a stock dividend consisting of 75.4 million Knightsbridge shares. All shareholders holding 3.2142 shares or more, received one share in Knightsbridge for every 3.2142 shares held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. The Company held 77.5 million Knightsbridge shares prior to this stock dividend and retained 2.1 million Knightsbridge shares in respect of the treasury shares held by the Company. This stock dividend was deemed to trigger discontinued operations presentation of the results of Knightsbridge as it represented a strategic shift that has a major effect on the Company's financial and operational results.

Amounts recorded in respect of discontinued operations in the years ended December 31, are as follows;

(in thousands of $)	2014	2013	2012
Operating revenues	33,432	—	—
Gain on sale of newbuilding contracts	74,834	—	—
Voyage expenses and commissions	(17,291)	—	—
Ship operating costs	(6,797)	—	—
Administrative expenses	(2,490)	—	—
Goodwill impairment loss	(149,482)	—	—
Depreciation	(6,187)	—	—
Interest income	17	—	—
Interest expense	(1,698)	—	—
Gain on revaluation of investment in Knightsbridge	24,422	—	—
Share of results from associated companies	301	—	—
Foreign exchange loss	(2)	—	—
Other non-operating expense	(238)	—	—
Net loss from discontinued operations	(51,159)	—	—
Net loss attributable to non-controlling interest	63,214	—	—
Net income from discontinued operations after non-controlling interest	12,055	—	—

Amounts recorded in respect of assets and liabilities held for distribution in the years ended December 31, are as follows;
(in thousands of $)	2014	2013
Cash and cash equivalents	61,144	—
Trade accounts receivable, net	2,770	—
Related party receivables	35	—
Other receivables	3,841	—
Inventories	13,246	—
Voyages in progress	1,322	—
Prepaid expenses and accrued income	844	—
Current assets held for distribution	83,202	—

Newbuildings	250,118	135,404
Vessels and equipment, net	659,884	—
Long term assets held for distribution	910,002	135,404

Short term debt and current maturities of long-term debt	19,812	—
Related party payables	2,555	—
Trade accounts payable	4,935	—
Accrued expenses	4,192	—
Other current liabilities	3,285	—
Current liabilities held for distribution	34,779	—

Long term debt	343,688	—
Long term liabilities held for distribution	343,688	—

The Company holds 2.1 million Knightsbridge shares at June 30, 2015 and has recorded them as marketable securities.

Cash and cash equivalents at December 31, 2014 includes cash balances of $18.9 million, which are required to be maintained by the financial covenants in Knightsbridge's loan facilities.

Newbuildings
In September 2014, the Company sold thirteen SPCs as announced in April 2014, and received 31.0 million shares in Knightsbridge as consideration. As a consequence of this transaction, the Company consolidated Knightsbridge and assumed $190.8 million of Knightsbridge newbuilding contracts in relation to eighteen newbuilding contracts, which included the value of the thirteen newbuilding contracts sold by the Company which were assumed at historic cost of $106.4 million. In addition, the remaining newbuildings were recorded at their fair value of $83.7 million. Four of the thirteen newbuildings were subsequently delivered to the Company in 2014. KSL Santiago and KSL Salvador were delivered in September 2014 and KSL San Francisco and KSL Santos were delivered in October 2014. As of December 31, 2014, Knightsbridge's newbuilding program comprised fourteen Capesize drybulk vessels.

Vessels and equipment, net
In September 2014, the Company assumed nine vessels on the acquisition of Knightsbridge at a fair value of $465.3 million, of which four of these vessels KSL Sapporo, KSL Sydney, KSL Singapore and KSL Seattle were sold by the Company to Knightsbridge in April and delivered between May and September 15, 2014.

In September 2014, Knightsbridge took delivery of the KSL Santiago, and KSL Salvador at an aggregate value of $47.0 million and $57.2 million respectively.

In October 2014, Knightsbridge took delivery of the KSL San Francisco and KSL Santos at an aggregate value of $47.6 million each respectively.

Debt
$420.0 million term loan facility
This debt was assumed by the Company as a result of the acquisition of Knightsbridge in September 2014. The facility consists of fourteen tranches of $30.0 million to finance, in part, fourteen of Knightsbridge's newbuildings. Each tranche is repayable by quarterly installments of $375,000 and all amounts outstanding shall be repaid on the final maturity date, which will be no later than 72 months after the first draw down date or June 2020. The final draw down date must be no later than October 2016. This facility bears interest of LIBOR plus a margin of 2.5%. As of December 31, 2014, $238.5 million had been drawn under the facility and the available, undrawn amount was $180.0 million.

$175.0 million term loan facility
This debt was assumed by the Company as a result of the acquisition of Knightsbridge in September 2014. This facility bears interest of LIBOR plus a margin of 2.5% and will mature in May 2016. As of December 31, 2014, the outstanding balance was $125.0 million and $10.0 million was available for vessel acquisitions but undrawn.

Loan covenants
As of December 31, 2014, Knightsbridge loan agreements contain a loan-to-value clause, which could require Knightsbridge to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. With regards to free cash, Knightsbridge has covenanted to retain at least $18.9 million of cash and cash equivalents at December 31, 2014. The loans also include cross default provisions. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, Knightsbridge might not have sufficient funds or other resources to satisfy its obligations.

In addition, none of Knightsbridge vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Knightsbridge was in compliance with all of the financial and other covenants contained in its loan agreements as of December 31, 2014.

Knightsbridge Assets Pledged
As at December 31, 2014, thirteen of Knightsbridge's vessels with an aggregate carrying value of $660.1 million were pledged as security for its debt.

Fair Values
The carrying value and estimated fair value of Knightsbridge's financial instruments as of December 31, 2014 are as follows:
	2014
(in thousands of $)	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	61,144	61,144
Liabilities:
U.S. dollar denominated floating rate debt	363,500	363,500

The estimated fair values of financial assets and liabilities are as follows:
(in thousands of $)	2014 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	61,144	61,144	—	—
Liabilities:
U.S. dollar denominated floating rate debt	363,500	—	363,500	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

U.S. dollar denominated floating rate debt - The fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Related Party Transactions
On April 3, 2014, the Company and Knightsbridge, entered into an agreement pursuant to which the Company sold all of the shares of five SPCs, each owning a Capesize newbuilding, to Knightsbridge. On April 23, 2014, the closing date of the transaction, Knightsbridge issued 15.5 million newly issued common shares to the Company as consideration and Knightsbridge assumed $150.0 million in remaining newbuilding installments in connection with the SPCs. The Company disposed of cash of $43.4 million on the sale of the SPCs. The Company owned approximately 31.6% of the total shares outstanding in Knightsbridge as a consequence of this transaction and commenced equity accounting for this investment.

In April 2014, the Company also agreed to sell twenty-five SPCs to Knightsbridge, each owning a fuel efficient dry bulk newbuilding. Thirteen of the SPCs were sold in September 2014 at which time Knightsbridge issued 31.0 million shares to the Company and assumed $490.0 million in respect of remaining newbuilding installments. Cash of $25.1 million was disposed of on the sale of the SPCs. The Company owned approximately 58% of the total shares outstanding in Knightsbridge as a consequence of this transaction and accounted for it as a business combination achieved in stages.

The Company sold the remaining twelve SPCs in March 2015 and received 31.0 million shares as consideration. Knightsbridge assumed $404.0 million in respect of remaining newbuilding installments, net of a cash payment from the Company of $108.6 million.

Knightsbridge Management Agreements
General Management Agreement
Knightsbridge was provided with general administrative services up to March 31, 2015, at which time the General Management Agreement was terminated, by ICB Shipping (Bermuda) Limited, or ICB, a subsidiary of Frontline. ICB was entitled to a management fee of $2.3 million per annum, plus a commission of 1.25% on gross freight revenues from Knightsbridge's tanker vessels, 1% of proceeds on the sale of any of Knightsbridge's vessels, and 1% of the cost of the purchase of vessels. In addition, Knightsbridge, in its discretion, has awarded equity incentives to ICB based upon its performance. Such awards were subject to the approval the Knightsbridge Board.

Technical Management
The technical management of the Knightsbridge's vessels was provided by ship mangers subcontracted by its General Manager.

General Management Agreement fees, Technical Management fees, newbuilding commission and newbuilding supervision fees earned by Frontline were $0.7 million, $0.2 million, $0.2 million and $1.5 million, respectively, for the period September 15, 2014 to December 31, 2014.

Commercial Management with the Former Golden Ocean
Pursuant to a commercial management agreement, or the Dry Bulk Commercial Management Agreement, the Former Golden Ocean managed Knightsbridge's dry bulk carriers. The Dry Bulk Manager was able to subcontract some or all of the services provided to Knightsbridge and its subsidiaries to its affiliates or third parties. Pursuant to the Dry Bulk Commercial Management Agreement, the Dry Bulk Manager was entitled to receive a commission of 1.25% of all gross freight earned by Knightsbridge's dry bulk carriers. In addition, Knightsbridge, in its discretion, awarded equity incentives to the Dry Bulk Manager based on its performance. Such awards were subject to the approval of the Knightsbridge Board.

The Former Golden Ocean was considered a related party from September 15, 2014 when Knightsbridge became a majority-owned subsidiary of the Company. Management fees earned by the Former Golden Ocean were $0.4 million for the period September 15, 2014 to December 31, 2014.

Restricted Stock Units
In September 2010, the Knightsbridge Board of Directors approved the adoption of the 2010 Equity Incentive Plan, or the Plan, and reserved 800,000 of its common shares of Knightsbridge for issuance pursuant to the Plan. The Plan permits RSUs to be granted to directors, officers, employees of Knightsbridge and its subsidiaries, affiliates, consultants and service providers. The RSUs will vest over three years at a rate of 1/3 of the number of RSUs granted on each annual anniversary of the date of grant, subject to the participant continuing to provide services to the Knightsbridge from the grant date through the applicable vesting date.

Payment upon vesting of RSUs may be in cash, in shares of common stock or a combination of both as determined by Knightsbridge Board. They must be valued in an amount equal to the fair market value of a share of common stock on the date of vesting. The participant shall receive a 'cash distribution equivalent right' with respect to each RSU entitling the participant to receive amounts equal to the ordinary dividends that would be paid during the time the RSU is outstanding and un-vested on the shares of common stock underlying the RSU as if such shares were outstanding from the date of grant through the applicable vesting date of the RSU. Such payments shall be paid to the participant at the same time at which the RSUs vesting event occurs, conditioned upon the occurrence of the vesting event. At December 31, 2014, Knightsbridge had 149,159 RSUs outstanding with a fair value of $4.53 each, based on the closing year end share price.

Commitments and Contingencies
As of December 31, 2014, Knightsbridge had 26 Capesize dry bulk vessels under construction and was committed to making payments of $548.7 million in 2015.

As of December 31, 2014, Knightsbridge has claims for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the VLCCs Titan Venus and Mayfair. Knightsbridge is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $2.4 million. Knightsbridge is unable to predict the outcome of this case at this time.

Subsequent Events
In January 2015, Knightsbridge granted a total of 49,206 RSUs pursuant to the Plan to members of the Knightsbridge Board and its two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In January 2015, Knightsbridge took delivery of four Capesize dry bulk newbuildings, namely the KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine, which the Company sold to Knightsbridge in September 2014.

In January 2015, Knightsbridge entered into an agreement with RWE Supply & Trading GmbH, or RWE, a wholly owned subsidiary of RWE AG (a major European energy company), for chartering out a total of 15 Capesize vessels on long term, index-linked contracts. Five vessels have subsequently been delivered to RWE and the remaining vessels are expected to be delivered over the next twelve months.

In February 2015, an agreement was signed between Knightsbridge (as guarantor), various SPCs, (as borrowers), a syndicate of banks and ABN AMRO Bank N.V. as agent for a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The facility is divided into 12 tranches of $30.0 million and two tranches of $32.5 million. Each tranche is repayable in consecutive quarterly installments commencing three months after draw down with a twenty years profile and all amounts must be fully repaid by March 31, 2021, at the latest. The loan bears interest at LIBOR plus a margin. The loan agreement contains a cross default provision and financial covenants, including free cash of a certain amount, a requirement for positive working capital and a value adjusted equity to adjusted total assets ratio.

In March 2015, Knightsbridge took delivery of the Capesize dry bulk newbuilding, KSL Stockholm, which the Company sold to Knightsbridge in September 2014.

In March 2015, Knightsbridge issued 110,128 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013 and December 2011, respectively.

On October 7, 2014, Knightsbridge and the Former Golden Ocean, entered into an agreement and plan of merger, the Merger, pursuant to which the two companies agreed to merge, with Knightsbridge as the surviving legal entity. The Merger was completed on March 31, 2015, at which time Knightsbridge acquired 100% of the Former Golden Ocean's outstanding shares and the name of Knightsbridge was changed to Golden Ocean Group Limited. Shareholders in the Former Golden Ocean received shares in Knightsbridge as merger consideration. Pursuant to the Merger Agreement, one share in the Former Golden Ocean gave the right to receive 0.13749 shares in Knightsbridge, and Knightsbridge issued a total of 61.4 million shares to shareholders in the Former Golden Ocean as merger consideration. The Company de-consolidated Knightsbridge as of March 31, 2015, as the Company's shareholding in Knightsbridge fell to approximately 45% as a result of the Merger, and recorded a gain arising on non-controlling interest of $0.2 million, which was included in results from discontinued operations, in the first quarter of 2015.

6. SEGMENT INFORMATION

The Company and the chief operating decision maker ("CODM") measure performance based on the Company's overall return to shareholders based on net income. The CODM does not review a measure of operating result at a lower level. Consequently, the Company has only one reportable segment: tankers, following the reclassification of the results of Knightsbridge as discontinued operations. The tankers segment includes crude oil tankers and MR product tankers.

The Company's management does not evaluate performance by geographical region as this information is not meaningful.

Revenues from one customer in the year ended December 31, 2014, accounted for 10% or more of the Company's consolidated revenues in the amount of $41.0 million. Revenues from two customers in the year ended December 31, 2013, accounted for 10% or more of the Company's consolidated revenues in the amounts of $25.5 million and $13.9 million. Revenues from two customers in the year ended December 31, 2012, accounted for 10% or more of the Company's consolidated revenues in the amounts of $33.4 million and $15.7 million.

7 .   INCOME AND REVENUE TAXES

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

United States
Under Section 863(c)(2)(A) of the Internal Revenue Code, 50% of all transportation revenue attributable to transportation which begins or ends in the United States shall be treated as from sources within the United States. Such revenue is subject to 4% tax. Revenue tax of $0.4 million has been recorded in voyage expenses and commissions in 2014 (2013: $0.3 million).

8 .   EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows;
(in thousands $)	2014	2013	2012
Net income from continuing operations attributable to the Company	137,414	69,499	8,055
Net income from discontinued operations attributable to the Company	12,055	—	—
Net income attributable to the Company	149,469	—	—

Weighted average number of shares (000s)	245,468	224,269	132,667

The RSU's issued by Knightsbridge did not have an impact on the calculation of earnings per share.

9 .  GAIN ON CANCELLATION AND SALE OF NEWBUILDING CONTRACTS

(in thousands of $)	2014	2013	2012

Gain in cancellation of newbuilding contracts;
- hull J0026	—	30,318	—
- hull J0027	—	26,953	—
- hull J0025	35,913	—	—
- hull J0028	28,923	—	—
- hull D2172	2,160	—	—
- hull D2173	1,993	—	—
	68,989	57,271	—

In April 2013, the Company recorded a gain of $30.3 million following the receipt of $94.0 million in connection with the cancellation of its second newbuilding contract (hull J0026) at Zhousan Jinhaiwan Shipyard Co., Ltd, or Jinhaiwan. $44.9 million of the amount received was used to repay bank debt, which was secured on the cancelled newbuilding contract.

In August 2013, the Company recorded a gain of $27.0 million following the receipt of $50.6 million in connection with the cancellation of its third newbuilding contract (hull J0027) at Jinhaiwan. There was no bank debt secured on this cancelled newbuilding contract and so none of the amount received was used to repay bank debt.

In April 2014, the Company recorded a gain of $35.9 million following the receipt of $99.3 million in connection with the cancellation of its first newbuilding contract (hull J0025) at Jinhaiwan. $44.9 million of the amount received was used to repay bank debt, which was secured on the cancelled newbuilding contract.

In September 2014, the Company recorded a gain of $28.9 million following the receipt of $52.4 million in connection with the cancellation of its fourth newbuilding contract (hull J0028) at Jinhaiwan. There was no bank debt secured on this cancelled newbuilding contract and so none of the amount received was used to repay bank debt.

In September 2014, the Company recorded a gain of $2.2 million following the receipt of $11.0 million in connection with the cancellation in July 2014 of hull D2172 at STX (Dalian) Shipbuilding Co., Ltd, or STX Dalian. There was no bank debt secured on this cancelled newbuilding contract and so none of the amount received was used to repay bank debt.

In October 2014, the Company recorded a gain of $2.0 million following the receipt of $11.1 million in connection with the cancellation in September 2014 of hull D2173 at STX Dalian. There was no bank debt secured on this cancelled newbuilding contract and so none of the amount received was used to repay bank debt.

10 . LEASES
Rental income
One vessel was on a fixed rate time charter at December 31, 2014 (December 31, 2013: one). Two vessels , excluding those owned by Knightsbridge, were on index linked time charters at December 31, 2014 (December 31, 2013: two). The minimum future revenues to be received on time charters, which are accounted for as operating leases and other contractually committed income as of December 31, 2014 are as follows:

(in thousands of $)
2015	12,745
2016	—
2017	—
2018	—
2019	—
Thereafter	—
Total minimum future revenues	12,745

The cost and accumulated depreciation of the vessels leased to third parties , excluding those owned by Knightsbridge, as of December 31, 2014 were $ 186.1 million and $ 20.3 million, respectively (2013: $186.1 million and $13.5 million, respectively).

11 . RESTRICTED CASH

In January 2014, the Company received $139.2 million from AGHL, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to AGHL immediately following their delivery to the Company from the yard. This receipt was placed in a restricted account to be used for installments to be paid by the Company, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. The balance on this account at December 31, 2014, is classified as short-term as all vessels are expected to be delivered in 2015. $6.4 million of this amount is to be used for a newbuilding installment and the remaining balance will be transferred to cash and cash equivalents when the newbuildings are delivered.

Restricted cash does not include consolidated cash balances of $ 28.1 million (2013: $26.8 million) (see note 21 ), which are required to be maintained by the financial covenants in our loan facilities as these amounts are included in "Cash and cash equivalents".

12 .   TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable at December 31, 2014, are presented net of an allowance for doubtful accounts of $0.5 million (2013: $0.2 million).

13 . OTHER RECEIVABLES

(in thousands $)	2014	2013
Claims in respect of cancelled newbuilding contracts;
- hull J0025	—	63,300
- hull J0028	—	23,405
- hull J0106	1,480	1,480
- hull D2171	8,962	—
- hull D2174	5,840	—
Other receivables	3,263	3,475
	19,545	91,660

In April 2014, the Company recorded a gain of $35.9 million following the receipt of $99.3 million in connection with the cancellation of its first newbuilding contract (hull J0025) at Jinhaiwan. This case went to arbitration, with the Company receiving   an initial favorable arbitration award in October 2013, this was appealed and then upheld by the tribunal in February 2014. $44.9 million of the amount received was used to repay bank debt, which was secured on the cancelled newbuilding contract.

In May 2014, the Company cancelled the newbuilding contracts for (hull D2171) at STX Dalian and a demand was made on the refund guarantee bank in respect of installments paid and accrued interest.

In September 2014, the Company recorded a gain of $28.9 million following the receipt of $52.4 million in connection with the cancellation of its fourth newbuilding contract (hull J0028) at Jinhaiwan, the contract was cancelled in August 2013. The case went to arbitration, with the Company receiving an initial favorable arbitration award in February 2014, all appeals were rejected by the tribunal.

In January 2015, the Company recorded a gain of $1.8 million following the receipt of $7.6 million in connection with the cancellation of hull D2174. The contract was cancelled in December 2014 and a demand made on the refund guarantee bank.

In June 2015, the Company recorded a gain of $23.2 million following the receipt of $24.7 million in connection with the cancellation of hull J0106. The contract was cancelled in October 2013 and a demand made on the refund guarantee bank. The case went to arbitration, all appeals were rejected by the tribunal.

14 .  NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which the Company has paid by way of purchase installments and other capital expenditures together with capitalized loan interest. Movements in the years ended December 31, 2014 and December 31, 2013 and December 31, 2012 may be summarized as follows:
(in thousands of $)
Balance at December 31, 2011	110,200
Additions, net	201,314
Interest capitalized	5,185
Transfer to long term claim receivable	(62,639)
Transfer from other current liabilities	(9,200)
Balance at December 31, 2012	244,860
Additions, net , continuing basis	183,559
Additions, net, discontinued basis	132,974
Transfer to Vessels	(69,348)
Interest capitalized , continuing basis	5,783
Interest capitalized, discontinued basis	2,430
Transfer to held for distribution	(135,404)
Transfer to short term claim receivable	(112,101)
Balance at December 31, 2013	252,753
Newbuildings acquired, net, on consolidation of Knightsbridge	83,700
Newbuildings sold to Knightsbridge in April 2014	(41,617)
Newbuildings sold to Knightsbridge in September 2014	(64,178)
Additions, net , continuing basis	188,623
Additions, net, discontinued basis	270,130
Transfer to held for distribution	(250,118)
Transfer to Vessels	(186,717)
Interest capitalized , continuing basis	5,129
Interest capitalized, discontinued basis	2,087
Transfer to short term claim receivable	(32,742)
Balance at December 31, 2014	227,050

The cost of newbuildings at December 31, 2011 represented the cost of four of the five newbuilding contracts purchased from Frontline in December 2011. One of the newbuilding contracts acquired from Frontline was allocated a negative value of $9.2 million because the estimated fair value at completion of $85.3 million was less than the remaining installments of $94.5 million assumed by the Company. This amount was initially recorded as a short term liability. During 2012, the Company paid an installment of $10.5 million in respect of this newbuilding contract, which is included in the total installments and newbuilding supervision fees paid of $201.3 million, and the short term liability was transferred to the cost of newbuildings. At December 31, 2012, this newbuilding contract has a carrying value of $1.3 million excluding capitalized interest and supervision fees.

In May 2012, the Company concluded an agreement to acquire 16 newbuilding contracts and eight fixed price option contracts from Hemen. See Note 24 .

In August 2012, the Company concluded newbuilding contracts for two very large gas carriers, or VLGCs, and was granted options for four additional VLGCs. In September 2012, the Company exercised two of these options and was granted options for two additional VLGCs. No consideration was paid for any of these options.

In September 2012, the Company sent a notice of cancellation to Jinhaiwan for hull J0025, the first of five newbuildings being constructed at that yard, and demanded payment of installments paid and accrued interest from Jinhaiwan and the refund guarantee bank. The carrying cost of hull J0025 at the time of cancellation of $62.6 million was transferred to a long term claim receivable.

As of December 31, 2012, the Company's newbuilding program comprised 28 newbuildings within the crude oil, product, liquified petroleum gas and dry bulk markets.

In January 2013, the Company cancelled the second of its five VLCC newbuilding contracts (hull J0026) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan and the refund guarantee bank in respect of installments paid and accrued interest. The carrying cost of hull J0026 at the time of cancellation of $63.6 million was transferred to a claim receivable. In April 2013, the Company received $94.0 million in refund in connection with the cancellation of this contract and recorded a gain of $30.3 million in the second quarter of 2013.

In April 2013, the Company cancelled the third of its five VLCC newbuilding contracts (hull J0027) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan and the refund guarantee bank in respect of installments paid and accrued interest. The carrying cost of hull J0027 at the time of cancellation of $23.6 million was transferred to a claim receivable. In August 2013, the Company received $50.6 million in refund in connection with the cancellation of this contract and recorded a gain of $27.0 million in the third quarter of 2013.

In August 2013, the Company cancelled the fourth of its five VLCC newbuilding contracts (hull J0028) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan in respect of installments paid and accrued interest. This amount includes installments paid by Frontline prior to the acquisition by the Company in December 2011, at which time the newbuilding contracts were valued at estimated fair value. The carrying cost of hull J0028 at the time of cancellation of $23.5 million was transferred to a short term claim receivable.

In October 2013, the Company cancelled its fifth and final VLCC newbuilding contract (hull J0106) at Jinhaiwan due to the excessive delay compared to the contractual delivery date and demanded payment from Jinhaiwan in respect of installments paid and accrued interest. This amount includes installments paid by Frontline prior to the acquisition by the Company in December 2011, at which time the newbuilding contracts were valued at estimated fair value. The carrying cost of hull J0106 at the time of cancellation of $1.4 million was transferred to a short term claim receivable

On September 9, 2013 and December 4, 2013, the Company took delivery of Front Arrow and Front Avon, respectively, the first and second of six fuel efficient MR tanker newbuildings ordered from STX Offshore & Shipbuilding Co. Ltd. in Korea, or STX Korea.

In November 2013, the Company entered into an agreement with AGHL whereby AGHL shall acquire eight, fuel efficient 83,000 cbm VLGC newbuildings from the Company immediately following their delivery from the yard. These newbuildings have been ordered by the Company from the Jiangnan Changxing Shipyard in China. AGHL will pay $75.0 million for each newbuilding. AGHL paid $139.2 million (being $17.4 million per newbuilding) to the Company in January 2014 and the balance of $460.8 million (being $57.6 million per vessel) will be paid upon delivery from the yard. Six vessels have been delivered in 2015 and the remaining vessels are expected to be delivered in 2015. At December 31, 2014, the carrying value of the eight VLGC newbuildings agreed to be sold to AGHL was $99.9 million.

As of December 31, 2013, the Company's newbuilding program totaled 62 vessels (including the eight newbuildings sold to AGHL) and comprised 20 newbuildings within the crude oil and petroleum product markets, 34 Capesize vessels and eight VLGCs.

In February 2014, the Company signed newbuilding contracts for four 180,000 dwt bulk carriers with expected deliveries between August 2016 and September 2016.

In April 2014, the Company entered into an agreement with Knightsbridge, and sold all of the shares of five SPCs, each owning a Capesize newbuilding, in exchange for 15.5 million shares of Knightsbridge. Two of the newbuildings were delivered to Knightsbridge in May 2014 and the remaining newbuildings were delivered in June, July and September 2014. The carrying cost of these newbuilding contracts was $41.6 million and the Company recognized a gain on sale on these SPCs of $74.8 million, which was recorded in Gain on cancellation and sale of newbuilding contracts.

In May 2014, the Company cancelled the first of its six MR newbuilding contracts (hull D2171) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from STX Dalian and the refund guarantee bank in respect of installments paid and accrued interest of $10.8 million. The carrying cost of hull D2171 at the time of cancellation of $9.0 million was transferred to a short term claim receivable.

In July 2014, the Company cancelled the second of its six MR newbuilding contracts (hull D2172) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from STX Dalian and the refund guarantee bank in respect of installments paid and accrued interest. The carrying cost of hull D2172 at the time of cancellation of $8.8 million was transferred to a claim receivable. In September 2014, the Company received $11.0 million in refund in connection with the cancellation of this contract and recorded a gain of $2.2 million in the third quarter of 2014.

In September 2014, the Company cancelled the third of its six MR newbuilding contracts (hull D2173) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from STX Dalian and the refund guarantee bank in respect of installments paid and accrued interest of $11.0 million. The carrying cost of hull D2173 at the time of cancellation of $9.1 million was transferred to a claim receivable. In September 2014, the Company received $11.1 million in refunds in connection with the cancellation of this contract and recorded a gain of $2.0 million in the fourth quarter of 2014.

In December 2014, the Company cancelled the fourth of its six MR newbuilding contracts (hull D2174) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment from $7.5 million in respect of installments paid and accrued interest from STX Dalian and the refund guarantee bank. The carrying cost of hull D2174 at the time of cancellation of $5.8 million was transferred to a short term claim receivable. In January 2015, the Company received $7.6 million in refunds in connection with the cancellation of this contract and recorded a gain of $1.8 million in the first quarter of 2015.

On January 3, 2014, January 16, 2014, February 14, 2014 and March 10, 2014 the Company took delivery of Front Dee, Front Clyde, Front Esk and Front Mersey, respectively, the remaining four fuel efficient MR tanker newbuildings ordered from STX Korea. On September 29, 2014 the Company took delivery of Front Lion the first of fourteen fuel efficient LR2 tanker newbuildings ordered from Guangzhou Longxe Shipbuilding Co. Ltd.

In September 2014 and December 2014, the Company signed newbuilding contracts for four and two Suezmax carriers, respectively, with expected deliveries between September 2016 and March 2017.

At December 31, 2014, the Company had four Capesize newbuilding contracts with STX Dalian and four Capesize newbuilding contracts with STX Korea, which had been sub-contracted to STX Dalian. No installments have been paid in respect of these newbuilding contracts and there has been no activity at STX Dalian in respect of these contracts. At December 31, 2014, the Company also had two MR newbuilding contracts with STX Dalian (hulls D2175 and D2176), which had an aggregate carrying value of $11.6 million at that date. The Company cancelled these two newbuilding contracts in June 2015 due to the excessive delay compared to the contractual delivery date and demanded payment in respect of installments paid and accrued interest from STX Dalian and the refund guarantee bank

As of December 31, 2014, the Company's newbuilding program, excluding newbuildings agreed to be sold and newbuilding contracts with STX Dalian and STX Korea, comprised 13 LR2 tanker newbuildings and six Suezmax tanker newbuildings. As of December 31, 2014 total installments of $111.2 million had been paid and the remaining installments to be paid amounted to $846.4 million.

15 .   VESSELS AND EQUIPMENT, NET

Movements in the years ended December 31, 2014 and 2013 and 2012 may be summarized as follows:
(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2011	683,600	—
Depreciation	—	(24,743)
Balance at December 31, 2012	683,600	(24,743)	683,600
Transfer from Newbuildings	69,348	—
Depreciation	—	(25,144)
Balance at December 31, 2013	752,948	(49,887)	703,061
Transfer from Newbuildings	182,224	—
Depreciation	—	(31,845)
Purchase of fixed assets	8,479	—

Balance at December 31, 2014	943,651	(81,732)	861,919

In September and December 2013, the Company took delivery of Front Arrow and Front Avon, respectively, at an aggregate value of $69.3 million. These are the first and second of six fuel efficient MR tanker newbuildings ordered from STX Korea.

In January 2014, the Company took delivery of Front Dee and Front Clyde and in February and March 2014, the Company took delivery of Front Esk and Front Mersey, respectively, the remaining four fuel efficient MR tanker newbuildings ordered from STX Korea at an aggregate value of $137.5 million.

In September 2014, the Company took delivery of Front Lion, the first of fourteen fuel efficient LR2 tanker newbuildings ordered from Guangzhou Longxe Shipbuilding Co. Ltd, at an aggregate value of $44.7 million.

16 .  INVESTMENT IN ASSOCIATED COMPANIES

As of December 31, the Company had the following participation in investments that are recorded using the equity method:
(in thousands of $)	2014	2013
Avance Gas Holdings Limited	11.62%	22.89%

AGHL
On October 2, 2013, the Company entered into an agreement with Stolt-Nielsen Limited, a public company incorporated in Bermuda and listed on the Oslo Stock Exchange and Sungas Holdings Ltd., a private company incorporated in the British Virgin Islands, whereby the Company became a 37.5% shareholder in AGHL for a purchase consideration of $70.7 million. The Company also provided AGHL with a loan of $33.4 million comprising a $10.0 million equity shareholder loan and a $23.4 million debt shareholder loan. In October 2013, the Company declared the distribution of a dividend consisting of 12.5% of the capital stock of AGHL to the Company's shareholders. All non-U.S. shareholders holding 12,500 shares or more, received one share in AGHL for every 124.55 shares they held in the Company, rounded down to the nearest whole share. All U.S. shareholders holding 12,500 shares or more and all shareholders with less than 12,500 shares and fractional shares were paid in cash. Of the dividend paid, $1.4 million was paid in cash and $22.1 million was recorded as a stock dividend based on carrying value. In addition, shareholder loans in the amount of $33.4 million were converted to equity in AGHL.

AGHL registered on the over-the-counter market in Oslo on October 17, 2013 and completed a private placement of 5,882,352 new shares on November 28, 2013, which generated gross proceeds of approximately $100 million to AGHL. The Company did not participate in this private placement and recognized a gain of $6.5 million on the dilution of its investment, which was recorded in 'Share of results from associated companies and gain on equity interest'. Following the dividend distribution, the conversion of shareholder loans to equity and the private placement by AGHL, the Company owned 6,955,975 shares in AGHL at December 31, 2013 representing 22.89% of the total number of shares outstanding.

On April 9, 2014, AGHL completed an initial public offering, or IPO, of 4,894,262 new ordinary shares. The Company did not participate in the IPO and recognized a gain of $5.9 million on the dilution of its investment, which was recorded in 'Share of results from associated companies and gain on equity interest'. Also on April 9, 2014, the Company sold 2,854,985 shares in AGHL for $57.1 million and recognized a gain of $16.9 million, which was recorded in 'Gain on sale of shares'. Following the sale of shares in AGHL, the Company owned 4,100,990 shares in AGHL at December 31, 2014, representing 11.62% of the total number of shares outstanding. The Company continues to equity account for its investment in AGHL following the decrease in its ownership to below 20% as the Company believes it has the ability to exercise significant influence over the operating and financial policies of AGHL as the Company nominated two board members when it initially invested in AGHL, who remain as directors of AGHL, and one of these directors is also a director of the Company. The value of this investment at December 31, 2014, based on the quoted market price, was $56.1 million.

The Company's share of earnings from AGHL was $10.1 million in 2014 (2013: $2.2 million). The Company received dividends of $7.1 million (2013: nil) from AGHL in the year ended December 31, 2014. In December 2014, AGHL changed its fiscal year end from November 30 to December 31.

The summarized financial statements of AGHL are as follows:
(in thousands $)	December 2014	November 2013
Current assets	190,028	224,200
Non-current assets	507,243	380,597
Current liabilities	23,377	78,688
Noncurrent liabilities	165,391	133,744

(in thousands of $)	2014	2013	2012
Net revenues	180,406	115,000	97,559
Net operating income	88,192	23,173	9,675
Net income (loss)	81,767	11,502	(282)

17 .   DEFERRED CHARGES
(in thousands of $)	2014	2013
Debt arrangement fees	11,328	8,188
Accumulated amortization	(6,565)	(5,888)
	4,763	2,300

During 2014, the Company paid $0.5 million with respect to changes in the loan covenants and restrictions in the $420.0 million, $200.0 million and $146.4 million term loan facilities and paid $2.6 million in amendment fees to increase the $136.5 million loan facility to a $466.5 million facility.

In 2013, the unamortized balance of $1.6 million relating to the $5.0 million fee paid to Hemen in 2011 was fully amortized upon cancellation of all the newbuilding contracts to which the fee related.

18 . OTHER LONG TERM ASSETS

(in thousands $)	2014	2013
Receivables from interest rate swap agreements	1,678	7,435
Other long term assets	—	2,126
	1,678	9,561

In February 2013, the Company entered into a number of interest swap agreements whereby the floating interest rate on $260.0 million of the then anticipated debt on newbuildings was switched to a fixed rate. The fair value at December 31, 2014 was a receivable of $1.7 million (2013: $7.4 million). A non-cash mark to market loss on derivatives of $5.8 million was recorded in 2014 (2013: gain of $8.8 million). The fair value (level 2) of the Company's interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the current credit worthiness of both the Company and the derivative counterparty. The estimated amount is the present value of future cash flows.

Other long term assets at December 31, 2013, represents the unamortized, long term portion of the allocated fair value of the time charter taken over upon the acquisition of the Front Eminence in December 2011. The allocated fair value of the time charter is being amortized over the period of the time charter on a straight line basis and is recognized as a reduction of time charter revenues. This has been classified as short term at December 31, 2014 and is included in other current assets.

19 . ACCRUED EXPENSES
(in thousands $)	2014	2013
Voyage expenses	4,525	7,617
Ship operating expenses	5,047	2,618
Administrative expenses	202	157
Interest expense	1,880	2,390
Revenue taxes	90	21
	11,744	12,803

20 . OTHER CURRENT LIABILITIES
(in thousands $)	2014	2013
Deferred charter revenue	1,430	262
Sale proceeds received in advance	139,200	—
	140,630	262

In January 2014, the Company received $139.2 million from AGHL in connection with the agreed sale of eight VLGC newbuildings to AGHL immediately following their delivery to the Company from the yard. As of December 31, 2014, the full amount has been classified as short term as all of the vessels are expected to be delivered to AGHL in 2015.

21 .   DEBT
(in thousands $)	2014	2013
U.S. dollar floating rate debt:
$420.0 million term loan facility	190,747	278,182
$146.4 million term loan facility	82,675	113,491
$200.0 million term loan facility	81,703	110,384
$147.0 million term loan facility	—	44,906
$136.5 million term loan facility	—	45,500
$466.5 million term loan facility	162,450	—
Total debt	517,575	592,463
Less: current portion of long term debt	44,052	90,492
	473,523	501,971

The outstanding debt as of December 31, 2014 is repayable as follows:
(in thousands of $)
Year ending December 31,
2015	42,326
2016	114,082
2017	172,123
2018	110,681
2019	9,431
Thereafter	68,932
517,575

$420.0 million term loan facility
This debt was assumed by the Company as part of the consideration for the assets purchased in December 2011 from Frontline. This facility bears interest of LIBOR plus a margin of 2.75%. In February 2014, the Company agreed with the banks to amend various covenants and restrictions and made a voluntary prepayment of $67.6 million. Repayments are made on a semi-annual basis, each in an amount $9.4 million, with a balloon payment on the final maturity date in October 2017.

$146.4 million term loan facility
This debt was assumed by the Company as part of the consideration for the assets purchased in December 2011 from Frontline.  This facility bears interest of LIBOR plus a margin of 2.55%. In February 2014, the Company agreed with the banks to amend various covenants and restrictions and made a voluntary prepayment of $22.8 million. Repayments are made on a quarterly basis, each in an amount $1.9 million, with a balloon payment on the final maturity date in August 2020.

$200.0 million term loan facility
This debt was assumed by the Company as part of the consideration for the assets purchased in December 2011 from Frontline. This facility bears interest of LIBOR plus a margin of  2.25% and originally matured in July 2015. In February 2014, an amendment to the initial loan agreement was made whereby the loan maturity date was changed to July 2016 and the Company agreed with the banks to amend various covenants and restrictions and made a voluntary prepayment of $21.4 million. Repayments are made on a quarterly basis, each in an amount $1.7 million, with a balloon payment on the final maturity date in July 2016.

$147.0 million term loan facility
This debt was assumed by the Company as part of the consideration for the assets purchased in December 2011 from Frontline and relates to two of the five newbuilding contracts (hulls J0025 and J0026) that were acquired. This facility bore interest of LIBOR plus a margin of 2.40%. The newbuilding contract for hull J0026 was cancelled in January 2013 and the debt related to this newbuilding contract of $44.9 million was repaid in 2013. The  newbuilding contract for J0025 was cancelled in September 2012 and the remaining debt of $44.9 million was repaid in April 2014 following the receipt of $99.3 million from the refund guarantee bank.

$136.5 million term loan facility
In July 2013, the Company entered into a $136.5 million term loan facility, which was to be used to partially fund the construction of six MR tanker newbuildings. This facility had an original maturity date of November 2018. This facility bore interest of LIBOR plus a margin of 3.00% and commitment fee of 1.2% on the undrawn facility. Repayments were to be made on a quarterly basis, in an amount $2.350 million, with a balloon payment on the final maturity date in November 2018. During 2013, $45.5 million was drawn down on delivery of two of the MR tanker newbuildings.

$466.5 million term loan facility
During December 2014, the $136.5 million term facility was upsized to a total facility of $466.5 million so a further ten tranches of $33.0 million, each for a LR2 tanker newbuilding could be drawndown. The repayment schedule was amended to installments on a quarterly basis, in an amount of $0.4 million for each MR product tanker and $0.4 million for each LR2 tanker with a balloon payment on the final maturity date in April 2021. In addition the loan margin and commitment fee were amended to 2.05% and 0.82%, respectively. During 2014, $124.0 million was drawn down on delivery of four of the MR product tankers and one LR2 tanker. The available, undrawn amount at December 31, 2014 was $297.0 million.

The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. With regards to free cash, the Company has covenanted to retain at least $28.1 million of cash and cash equivalents at December 31, 2014 (2013: $26.8 million). Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2014.

Assets Pledged
(in thousands $)	2014	2013
Vessels, net	861,919	703,061
Newbuildings	—	63,605
Net book value	861,919	766,666

22 .   SHARE CAPITAL

Authorized share capital
(in thousands of $, except per share data)	2014	2013
375,000,000 ordinary shares of $2.00 each	750,000	750,000
Issued and fully paid share capital
(number of shares)	2014	2013
At January 1	249,100,000	156,000,000
Treasury shares held	(6,792,117)	—
Issued during the year	—	93,100,000
At December 31	242,307,883	249,100,000

Share capital (in thousands of $)	2014	2013
At January 1	498,200	312,000
Issued during the year	—	186,200
At December 31	498,200	498,200

Treasury shares (in thousands of $)	2014	2013
At January 1	—	—
Purchased during the year	(50,397)	—
At December 31	(50,397)	—

The Company's Ordinary Shares are listed on the NOTC.

In January 2013, the Company issued 59.0 million new ordinary shares of $2.00 par value at a subscription price of $5.25. In September 2013, the Company issued 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60.

Between March and August 2014, the Company acquired 6,792,117 of its own shares at an average price of $7.42 per share for total consideration of $50.4 million. These shares are recorded as treasury shares. At December 31, 2014, the Company's holding of treasury shares had an aggregate market value of $36.0 million.

23 . FINANCIAL INSTRUMENTS
Interest rate risk management
In February 2013, the Company entered into six interest rate swaps with Nordea Bank to reduce the risk associated with fluctuations in interest rates. Whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. This swap relates to the upsized $466.5 term loan facility.  Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in a loan facility to which the interest rate swaps are related.

The Company's interest rate swap transactions as at December 31, 2014 are not designated as hedges and are summarized as follows:
Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
20,475	June 2013	June 2020	1.4025%
60,572	September 2013	September 2020	1.5035%
103,938	December 2013	December 2020	1.6015%
19,893	March 2014	March 2021	1.6998%
19,893	June 2014	June 2021	1.7995%
20,236	September 2014	September 2021	1.9070%
245,007

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cash flows. The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company's financial condition and results of operations.

Fair Values
The carrying value and estimated fair value of the Company's financial instruments as of December 31, 2014 and 2013 are as follows:
	2014		2013
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	235,801	235,801	347,749	347,749
Restricted cash	35,800	35,800	—	—
Liabilities:
U.S. dollar denominated floating rate debt	517,575	517,575	592,463	592,463

The estimated fair values of financial assets and liabilities are as follows:
(in thousands of $)	2014 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	235,801	235,801	—	—
Restricted cash	35,800	35,800	—	—
Liabilities:
U.S. dollar denominated floating rate debt	517,575	—	517,575	—

(in thousands of $)	2013 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	347,749	347,749	—	—
Liabilities:
U.S. dollar denominated floating rate debt	592,463	—	592,463	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash – the carrying value in the balance sheet approximates fair value.

U.S. dollar denominated floating rate debt - The fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Assets Measured at Fair Value on a Nonrecurring Basis
See Note 4 for a summary of the estimated fair values of the assets acquired and liabilities assumed on the consolidation of Knightsbridge on September 15, 2014. Goodwill was measured at a fair value of nil on a nonrecurring basis at December 31, 2014 using, among other things, level one inputs (being the Knightsbridge share price).

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, DNB ASA and Nordea Bank Norge ASA. However, the Company believes this risk is remote.

24 .   RELATED PARTY TRANSACTIONS

The Company transacts business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Frontline and its subsidiaries (Frontline Management (Bermuda) Ltd, ICB Shipping (Bermuda) Ltd and Seateam Management Pte Ltd) and Ship Finance International Limited, or Ship Finance. In November 2014, Highlander Tankers AS, or Highlander Tankers, post fixture managers for the Company became a related party as Robert Hvide Macleod the owner and director of Highlander Tankers was appointed the Chief Executive Officer of Frontline Management AS.

The Company acquired a 31.6% shareholding in Knightsbridge in April 2014 following the sale of five SPCs to Knightsbridge and the receipt of 15.5 million shares as consideration at which time Knightsbridge became a related party. The Former Golden Ocean was considered a related party from September 2014 when Knightsbridge became a majority-owned subsidiary of the Company.

Hemen Transactions
In December 2011, the Company paid $5.0 million paid to Hemen for its assistance to be provided in the financing of the pre- and post-delivery funding requirements of the newbuildings acquired from Frontline at that time. This fee was recorded in Deferred Charges and was fully amortized in 2013 following the cancellation of the final newbuilding contract to which it related.

In May 2012, the Company completed a private placement of 56 million new ordinary shares of $2.00 par value at a subscription price of $3.75 per share. In May 2012, the Company also concluded an agreement to acquire 16 newbuilding contracts and eight fixed price option contracts from Hemen. These newbuilding contracts were within the crude oil and petroleum product markets and were arranged, financed and originally entered into by Hemen, with a contract value of $578 million. The contracts were transferred to the Company at original contracting terms. These contracts included in some cases address commissions payable to Hemen or a Hemen nominated entity. All of these benefits were assigned to the Company. Hemen remained responsible for any performance guarantees towards the yards on these contracts. An aggregate amount of $48.2 million was paid to Hemen as consideration for these newbuilding contracts, being the installments paid by Hemen at that time. Further, $10.0 million was paid to Hemen as consideration for underwriting the private placement, for costs incurred by Hemen in connection with the contracts and agreeing that it, or a company affiliated with it, would provide performance guarantees on behalf of the Company for its respective obligations under the contracts at such time as a request is received from the counterparties. The transaction was recorded at historical carrying values as it was determined to be between entities under common control and the difference of $10.0 million between the aggregate consideration paid by the Company and the historic carrying values recognized in Hemen was recorded as a reduction of Retained Earnings to the extent retained earnings were available and as a reduction of Additional Paid In Capital.

Frontline Transactions
Frontline Management (Bermuda) Limited, a wholly owned subsidiary of Frontline, is providing all management services to the Company and management fees of $3.2 million, $2.5 million and $2.4 million were incurred in the years ended December 31, 2014, 2013 and 2012, respectively.

During 2014, newbuilding supervision fees of $5.4 million (2013: $4.1 million, 2012: $1.6 million) were charged to the Company by Frontline.

During 2014, technical management fees of $1.5 million (2013: $0.7 million, 2012: $0.8 million) were charged to the Company by SeaTeam Management Pte. Ltd, a majority owned subsidiary of Frontline.

The Company chartered two vessels to Frontline until the fourth quarter of 2012 on floating rate time charters under which the charter hire income was equal to the earnings of the vessels in the Orion Suezmax tankers pool. Revenues earned in 2012 in relation to these two vessels totalled $8.7 million.

Ship Finance Transactions
In January 2014, the Company commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright.

In 2013, the Company and Ship Finance entered into a joint project between four of the Company's vessels Front Odin, Front Njord, Front Thor, Front Loki and the two Ship Finance vessels Glorycrown and Everbright. All costs in relation to the conversion will be shared on a pro-rata basis. At December 31, 2014, the Company is owed $0.7 million from Ship Finance in respect of this project.

Highlander Tankers Transactions
Highlander Tankers was the post fixture manager for six of the Company's MR tankers during 2014. Highlander Tankers ceased to act as post fixture manager for three vessels in December 2014 and the remaining three vessels in January and February 2015. Post fixture fees of $0.3 million were charged to the Company by Highlander Tankers in 2014.

AGHL Transactions
In January 2014, the Company received $139.2 million from AGHL, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to AGHL immediately following their delivery to the Company from the yard. This receipt was placed in a restricted account to be used for installments to be paid by the Company, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. The balance on this account at December 31, 2014, is classified as short-term as all vessels are expected to be delivered in 2015. $6.4 million of this amount is to be used for a newbuilding installment and the remaining balance will be transferred to cash and cash equivalents when the newbuildings are delivered.

Related party balances
A summary of short term balances due from related parties as at December 31, 2014 and 2013 is as follows:
(in thousands of $)	2014	2013
Ship Finance	691	—
Frontline group companies	2,766	1,181
	3,457	1,181

A summary of short term balances due to related parties as at December 31, 2014 and 2013 is as follows:
(in thousands of $)	2014	2013
Frontline group companies	(3,422)	(2,860)
	(3,422)	(2,860)

25.   COMMITMENTS AND CONTINGENCIES

As of December 31, 2014, the Company's newbuilding program, excluding newbuildings agreed to be sold and newbuilding contracts with STX Dalian and STX Korea, comprised 13 LR2 newbuildings and six Suezmax tanker newbuildings. As of December 31, 2014, total installments of $111.2 million had been paid and the remaining installments to be paid amounted to $ 846.4 million , payable as follows;
(in thousands of $)
Year ending December 31,
2015	268,827
2016	452,628
2017	124,908
2018	—
2019	—
Thereafter	—
846,363

As part of the purchase of the assets, including five newbuilding contracts at Jinhaiwan, from Frontline in December 2011, the Company agreed to fully reimburse and indemnify Frontline for all payments made under any performance guarantees issued by Frontline relating to the five newbuilding contracts and to reimburse Frontline for all costs incurred in connection with these guarantees. Following the cancellation of the final two contracts, there are no remaining installments (2013: nil) relating to these newbuilding contracts for which the Company is liable.

The Company has recorded a claim receivable at December 31, 2104 in respect of hull J0106 of $1.5 million, this clam was settled in June 2015.

The Company cancelled the first four MR tanker newbuildings, hulls D2171, D2172, D2173 and D2174, at STX Dalian in May, July, September and December 2014, respectively. The Company received payment in 2014 under the refund guarantees for D2172 and D2173 of $22.1 million, in aggregate. In January 2015, the Company received $7.6 million in respect of D2174. Hull D2171 is still in arbitration. The Company has recorded a claim receivable at December 31, 2104 in respect of hull D2171 of $9.0 million.

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition individually and in the aggregate.

26.   SUPPLEMENTAL INFORMATION

In April 2014, the Company sold five SPCs to Knightsbridge, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding. The consideration consisted of the issuance by Knightsbridge of 15.5 million to the Company and $150.0 million was assumed by Knightsbridge in respect of remaining newbuilding installments. Cash of $43.4 million was disposed of on the sale of the SPCs.

In April 2014, the Company also agreed to sell twenty-five SPCs to Knightsbridge, each owning a fuel efficient dry bulk newbuilding. In September 2014, the Company sold thirteen of these SPCs. The consideration consisted of the issuance of 31.0 million shares by Knightsbridge to the Company and $490.0 million was assumed by Knightsbridge in respect of remaining newbuilding installments. Cash of $25.1 million was disposed of on the sale of the SPCs. The Company sold the remaining twelve SPCs in March 2015 and received 31.0 million shares as consideration. Knightsbridge assumed $404.0 million in respect of remaining newbuilding installments, net of a cash payment from the Company of $108.6 million.

The Company declared the distribution of a dividend in October 2013 consisting of 12.5% of the capital stock of AGHL to the Company's shareholders. $1.4 million of this dividend was paid in cash and $22.1 million was recorded as a stock dividend.

27.   SUBSEQUENT EVENTS

In January 2015, Highlander Tankers novated three inward charterparty agreements with Latsco and three outward charterparty agreements with Navig8 for the Captain John, Captain Paris and Captain Spiros to the Company. Any profit will remain with the Company and Highlander Tankers will receive a commission.

In January 2015, the first two VLGC newbuildings, Front Mistral and Front Monsoon, of the eight agreed to be sold were delivered to AGHL and the Company recorded a gain on sale of $19.1 million in the first quarter of 2015. The Front Monsoon drydocked in April 2015 due to technical irregularities which occurred during her maiden voyage. AGHL made a claim directly from the yard under their guarantee provisions and insurances and this did not have a material adverse effect on the Company's operations.

In January 2015, the Company signed newbuilding contracts for two VLCC vessels with expected delivery in June 2017 and December 2017.

The Company took delivery of the second and third LR2 tanker newbuildings, Front Panther and Front Puma, in January 2015 and March 2015, respectively, and drew down $66.0 million on its $466.5 million term loan facility in order to part finance these vessels.

In March 2015, the Company took delivery of the 2009-built and 2011-built Suezmax tankers, Front Balder (ex Roxen Star) and Front Brage (ex Chapter Genta), respectively, following an agreement to purchase these vessels in January 2015. The Company entered into, and fully drew down, a $60.6 million term loan facility in March 2015 in order to part finance the purchase of these vessels.

In March 2015, the Company paid a stock dividend consisting of 4.1 million AGHL shares. All shareholders holding 60.74 shares or more, received one share in AGHL for every 60.74 shares they held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash.

The 12 remaining Capesize newbuildings, which the Company had previously agreed to sell to Knightsbridge, were sold on March 15, 2015. The consideration for the 12 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from the Company to Knightsbridge of $108.6 million.

In April 2015, the Company signed contracts for two LR2 tanker newbuildings with expected deliveries in May 2017 and June 2017 and option contracts for two VLCC newbuildings.

In April and June 2015, the third and fourth of the eight VLGC newbuildings agreed to be sold to AGHL, Front Breeze and Front Passat, were delivered to AGHL and the Company recorded gains on sale in the second quarter of 2015 of $9.7 million and $9.9 million, respectively.

In June 2015, the Company paid a stock dividend consisting of 75.4 million Knightsbridge shares. All shareholders holding 3.2142 shares or more, received one share in Knightsbridge for every 3.2142 shares held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. The Company held 77.5 million Knightsbridge shares prior to this stock dividend and retained 2.1 million Knightsbridge shares in respect of the treasury shares held by the Company. This stock dividend triggered discontinued operations presentation in the second quarter of 2015 of the Company's results of operations from Knightsbridge.

In June 2015, the Company took delivery of the fourth LR2 tanker newbuilding Front Tiger. The Company drew down $33.0 million on its $466.5 million term loan facility in order to part finance this vessel.

In June 2015, the Company signed newbuilding contracts for two VLCC tankers with expected delivery in March 2017 and June 2017 and option contracts for four VLCC vessels.

In June 2015, the Company recorded a gain of $23.2 million following the receipt of $24.7 million in connection with the cancellation of hull J0106.

In June 2015, the Company cancelled the final two MR newbuilding contracts (hulls D2175 and D2176) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment of installments paid and accrued interest from STX Dalian and the refund guarantee bank. The carrying cost of hull D2175 and D2176 at the time of cancellation was $5.8 million per newbuilding. At June 30, 2015, the Company had entered into arrangements for resolving the disputes with STX Korea in respect of the failure to construct four Capesize newbuildings and hulls D2175 and D2176 originally ordered from STX Korea but subcontracted to STX Dalian. Such arrangements include entering into an agreement with STX Korea for two VLCC newbuildings to be delivered in the period from March to June 2017, securing options for a further four VLCC newbuildings and receiving a refund of the installments paid and interest in respect of hulls D2175 and D2176. Of the eight vessels ordered solely from STX Dalian, three of the newbuildings (hulls D2172, D2173 and D2174) have been cancelled with installments and interest paid to the Company, one newbuilding (hull D2171) has been cancelled is the subject of arbitration proceedings (in respect of which the Company expects to recover installments and interest) and claims in respect of four Capesize vessels have been registered with the administrator handling STX Dalian's bankruptcy which was declared in March 2015. With respect to the claims for the four Capesize vessels, there may be limited prospects of any significant recovery due to the huge debt at the yard. In August 2015, the Company received $14.6 million in respect of newbuilding contracts D2175 and D2176 and expects to record a gain of $3.0 million in the third quarter of 2015.

On July 1, 2015, Frontline, Frontline Acquisition Ltd, or Frontline Acquisition, a newly formed and wholly-owned subsidiary of Frontline, and the Company entered into an agreement and plan of merger, or the Merger Agreement, pursuant to which Frontline Acquisition and the Company agreed to enter into a merger transaction, with the Company as the surviving legal entity, or the Surviving Company, and thus becoming a wholly-owned subsidiary of Frontline. Subsequent to the merger, the Surviving Company is expected to merge into Frontline, or the Combined Company, which will retain Frontline's name. After the merger is completed the Combined Company expects to become one of the world's leading tanker companies. Pursuant to the Merger Agreement, one share in the Company will give the holder the right to receive 2.55 shares in Frontline. The exchange ratio is based on June 30, 2015 net asset value broker estimates for Frontline and the Company. Frontline is expected to issue a total of approximately 584 million shares to shareholders in the Company following cancellation of treasury shares held by the Company and the Company's shares held by Frontline (subject to rounding for fractional shares). Completion of the merger is subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals. The merger is also subject to approval by the shareholders of Frontline and the Company in special general meetings expected to be held in the fourth quarter of 2015 and the merger is expected to close as soon as possible thereafter. Following completion of the merger, Frontline will (subject to rounding for any fractional shares) have approximately 782 million shares outstanding. This transaction will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with the Company selected as the accounting acquirer under this guidance.

In July and August 2015, the fifth and sixth of the eight VLGC newbuildings agreed to be sold to AGHL, Front Sirocco and Front Levant, were delivered to AGHL.

FRONTLINE 2012 LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline 2012 Ltd.
Condensed Consolidated Statements of Operations for the six months ended June 30, 2015 and June 30, 2014
(in thousands of $, except per share data)
	2015	2014
Operating revenues
Time charter revenues	51,425	20,424
Voyage charter revenues	143,793	93,124
Other income	2,237	—
Total operating revenues	197,455	113,548
Gain on cancellation and sale of newbuilding contracts	63,735	35,913
Voyages expenses and commissions	51,963	49,950
Ship operating expenses	28,673	23,311
Charter hire expense	17,076	—
Administrative expenses	2,786	2,826
Depreciation	18,980	15,385
Total operating expenses	119,478	91,472
Net operating income	141,712	57,989
Other income (expenses)
Interest income	8	105
Interest expense	(6,023)	(4,081)
Gain on sale of shares	—	16,850
Share of results from associated companies	2,727	9,114
Impairment loss on shares	(1,138)	—
Foreign currency exchange (loss) income	(57)	24
Mark to market loss on derivatives	(2,258)	(5,575)
Other non-operating items	(72)	(76)
Net other (expenses) income	(6,813)	16,361
Net income from continuing operations	134,899	74,350
Net (loss) income from discontinued operations	(131,006)	76,764
Net income	3,893	151,114
Net loss attributable to non-controlling interest	30,305	—
Net income attributable to Frontline 2012	34,198	151,114

Basic and diluted earnings per share from continuing operations attributable to Frontline 2012 ($)	0.55	0.30
Basic and diluted loss per share from discontinued operations attributable to Frontline 2012 ($)	(0.41)	—
Basic and diluted earnings per share attributable to Frontline 2012 ($)	0.14	0.61

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline 2012 Ltd.
Condensed Consolidated Statements of Comprehensive Income for the six months ended June 30, 2015 and June 30, 2014
(in thousands of $)

	2015	2014
Comprehensive income
Net income	3,893	151,114
Unrealized loss from marketable securities	(509)	—
Other comprehensive loss	(509)	—
Comprehensive income	3,384	151,114

Comprehensive income attributable to stockholders of Frontline 2012 Ltd.	33,689	151,114
Comprehensive loss attributable to non-controlling interest	(30,305)	—
	3,384	151,114

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline 2012 Ltd.
Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014
(in thousands of $)
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	167,978	235,801
Restricted cash	14,700	35,800
Marketable securities	10,123	—
Trade accounts receivable, net	20,261	13,324
Related party receivables	8,570	3,457
Other receivables	26,528	19,545
Inventories	18,241	19,137
Voyages in progress	20,611	21,588
Prepaid expenses and accrued income	2,038	2,928
Other current assets	727	2,126
Current assets held for distribution	—	83,202
Total current assets	289,777	436,908
Long term assets
Newbuildings	187,930	227,050
Vessels and equipment, net	1,076,960	861,919
Investment in associated companies	—	59,448
Deferred charges	4,666	4,763
Other long term assets	1,046	1,678
Long-term assets held for distribution	—	910,002
Total assets	1,560,379	2,501,768

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	52,882	44,052
Related party payables	5,588	3,422
Trade accounts payable	5,155	2,580
Accrued expenses	13,957	11,744
Other current liabilities	75,531	140,630
Current liabilities held for distribution	—	34,779
Total current liabilities	153,113	237,207
Long-term debt	600,893	473,523
Long-term liabilities held for distribution	—	343,688
Total liabilities	754,006	1,054,418
Commitments and contingencies
Equity
Share capital (242.3 million shares outstanding at June 30, 2015 and December 31, 2014)	498,200	498,200
Treasury shares	(50,397)	(50,397)
Additional paid in capital	359,079	519,378
Accumulated other comprehensive loss	(509)	—
Retained earnings	—	156,399
Total equity attributable to Frontline 2012 Ltd.	806,373	1,123,580
Non-controlling interest	—	323,770
Total equity	806,373	1,447,350
Total liabilities and equity	1,560,379	2,501,768

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline 2012 Ltd.
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and June 30, 2014
(in thousands of $)
	2015	2014

Net income	3,893	151,114
Net loss (income) from discontinued operations	131,006	(76,764)
Net income from continuing operations	134,899	74,350)
Adjustments to reconcile net income from continuing operations to cash provided by operating activities;
Depreciation	18,980	15,385
Gain on cancellation and sale of newbuilding contracts	(63,735)	(35,913)
Gain on sale of shares	—	(16,850)
Impairment loss on shares	1,138	—
Amortization of deferred charges	584	336
Amortization of time charter contract value	1,400	1,399
Share of results from associated companies	(2,727)	(9,114)
Mark to market loss on derivatives	632	4,226
Other, net	430	125
Dividends received from Avance Gas	4,101	2,050
Change in operating assets and liabilities;
Trade accounts receivable	(7,366)	700
Other receivables	(2,822)	(1,187)
Inventories	897	2,664
Voyages in progress	976	977
Prepaid expenses and accrued income	889	(762)
Trade accounts payable	2,575	2,897
Related party balances	(2,947)	(54)
Accrued expenses	2,207	(3,743)
Other current liabilities	4,398	(264)
Cash used by operating activities of discontinued operations	(6,410)	—
Net cash provided by operating activities	88,099	37,222

Change in restricted cash	21,100	(54,900)
Additions to newbuildings, vessels and equipment	(468,624)	(154,637)
Proceeds from sale of vessels and equipment	225,802	—
Sale proceeds received in advance	—	139,200
Refund of newbuilding installments and interest	32,334	99,302
Net proceeds from sale of shares in associated company	(108,645)	57,140
Cash used in investing activities of discontinued operations	(196,509)	(40,311)
Net cash (used in) provided by investing activities	(494,542)	45,794

Proceeds from long-term debt, net of fees paid	159,600	90,500
Repayment of long-term debt	(23,885)	(177,482)
Payment to acquire treasury shares	—	(28,341)
Dividends paid	(14)	(24,853)
Cash provided by financing activities of discontinued operations	141,775	—
Net cash provided by (used in) financing activities	277,476	(140,176)

Net change in cash and cash equivalents	(128,967)	(57,160)
Net change in cash balances included in held for distribution	61,144	—
Cash and cash equivalents at start of period	235,801	347,749
Cash and cash equivalents at end of period	167,978	290,589

Details of non-cash investing and financing activities are given in Note 19.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline 2012 Ltd.
Condensed Consolidated Statements of Changes in Equity for six months ended June 30, 2015 and June 30, 2014
(in thousands of $, except number of shares)
	2015	2014
Number of shares outstanding
Balance at beginning of period	242,307,883	249,100,000
Shares issued	—	(3,654,529)
Balance at end of the period	242,307,883	245,445,471

Share capital
Balance at beginning and end of the period	498,200	498,200

Treasury shares
Balance at beginning of the period	(50,397)	—
Purchase of treasury shares	—	(28,341)
Balance at end of the period	(50,397)	(28,341)

Additional paid in capital
Balance at beginning of the period	519,378	519,378
Gain attributable to change in non-controlling ownership	27,485	—
Stock dividend	(187,784)	—
Balance at end of the period	359,079	519,378

Accumulated other comprehensive loss
Balance at beginning of the period	—	—
Other comprehensive loss	(509)	—
Balance at end of the period	(509)	—

Retained earnings
Balance at beginning of the period	156,399	45,579
Net income	34,198	151,114
Cash dividend	(14)	(24,853)
Stock dividend	(190,583)	—
Balance at end of the period	—	171,840

Total equity attributable to Frontline 2012 Ltd.	806,373	1,161,077

Non-controlling interest
Balance at beginning of the period	323,770	—
Loss attributable to change in ownership	(27,485)	—
Net loss	(30,305)	—
Impact of de-consolidation of Knightsbridge	(265,980)	—
Balance at end of the period	—	—

Total equity	806,373	1,161,077
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline 2012 Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1.  INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline 2012 Ltd. have been prepared on the same basis as Frontline 2012's audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of Frontline 2012's financial statements, in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes for the year ended December 31, 2014. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended June 30, 2015 are not necessarily indicative of the results for the entire year ending December 31, 2015.

2.  ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of Frontline 2012 and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in Frontline 2012's audited financial statements for the year ended December 31, 2014.

We evaluated subsequent events through to October 5, 2015, which is the date of issue of these financial statements.

Marketable securities
Marketable equity securities held by Frontline 2012 are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the income statement.

Discontinued operations
Frontline 2012 has determined that the stock dividend of 77.4 million of Frontline 2012's shares in Knightsbridge Shipping Limited (renamed Golden Ocean Group Limited on March 31, 2015) in June 2015 represents a significant strategic shift in Frontline 2012's business and has, therefore, recorded the results of its dry bulk segment as discontinued operations in the six months ended June 30, 2015. The comparative period has been restated on this basis.

3. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Update 2015-14 Revenue from Contracts with Customers (Topic 606) Deferral of the Effective Date. On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) for which the effective date for Frontline 2012 was for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year.

Accounting Standards Update 2015-15 Interest-Imputation of Interest (Subtopic 835-30) Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015. This Update made certain amendments to Subtopic 835-30 concerning Interest-Imputation of Interest and Other Presentation Matters. The amendments in this Update will affect Frontline 2012 for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.

4.  DISCONTINUED OPERATIONS

The 12 remaining Capesize newbuildings, which Frontline 2012 had previously agreed to sell to Knightsbridge, were sold in March 2015 at which time Frontline 2012 received 31.0 million shares in Knightsbridge. Knightsbridge assumed newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from Frontline 2012 to Knightsbridge of $108.6 million. Frontline 2012's shareholding in Knightsbridge increased to 77.5 million shares as a result of this transaction representing 69.7% of the total shares outstanding.

On March 31, 2015, Knightsbridge and the Former Golden Ocean completed their merger, with Knightsbridge as the surviving legal entity, at which time Knightsbridge acquired 100% of the Former Golden Ocean's outstanding shares and the name of Knightsbridge was changed to Golden Ocean Group Limited. Shareholders in the Former Golden Ocean received shares in Knightsbridge as merger consideration. Pursuant to the Merger Agreement, one share in the Former Golden Ocean gave the right to receive 0.13749 shares in Knightsbridge, and Knightsbridge issued a total of 61.4 million shares to shareholders in the Former Golden Ocean as merger consideration. Frontline 2012 de-consolidated Knightsbridge as of March 31, 2015, as Frontline 2012's shareholding in Knightsbridge fell to approximately 45% as a result of the Merger, and recorded a gain arising on non-controlling interest of $0.2 million in the first quarter of 2015, relating to the re-measurement of the retained interest to fair value based on the share price at the time.

In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Knightsbridge shares. All shareholders holding 3.2142 shares or more, received one share in Knightsbridge for every 3.2142 shares held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. Frontline 2012 held 77.5 million Knightsbridge shares prior to this stock dividend and retained 2.1 million Knightsbridge shares, which it has recorded as marketable securities, in respect of the treasury shares held by Frontline 2012. This stock dividend was deemed to trigger discontinued operations presentation of the results of Knightsbridge as it represented a strategic shift that has a major effect on Frontline 2012's financial and operational results. The results of operations and balance sheet of Knightsbridge were included within the dry bulk segment in prior periods.

Amounts recorded in respect of discontinued operations in the year ended December 31, 2014 is as follows;

	Six months ended June 30,
(in thousands of $)	2015	2014
Operating revenues	18,083	—
Voyage expenses	(13,414)	—
Ship operating costs	(7,050)	—
Administrative expenses	(985)	—
Depreciation	(7,712)	—
Gain on sale of newbuilding contracts	—	74,834
Vessel impairment loss	(62,489)	—
Loan interest expense	(2,119)	—
Share of results from associated companies	(14,880)	1,930
Impairment loss on shares	(40,556)	—
Gain on non-controlling interest	192	—
Other financial items	(76)	—
Net (loss) income from discontinued operations	(131,006)	76,764
Net loss attributable to non-controlling interest	30,305	—
Net (loss) income from discontinued operations after non-controlling interest	(100,701)	76,764

The vessel impairment loss in the six months ended June 30, 2015 relates to five vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) owned by Knightsbridge, which Knightsbridge agreed to sell to, and lease back, from Ship Finance International Limited. Impairment losses are taken when events or changes in circumstances occur that cause Frontline 2012 to believe that future cash flows for an individual vessel will be less than its carrying value and not fully recoverable. In such instances an impairment charge is recognized if the estimate of the undiscounted cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount.

The impairment loss on shares in the six months ended June 30, 2015 relates to the shares held in Knightsbridge and was incurred in the period from March 31, 2015 (being the date of de-consolidation of Knightsbridge) and June 26, 2015 (being the date of Frontline 2012's stock dividend of Knightsbridge shares). The total impairment loss in this period was $41.7 million, of which $1.1 million was allocated to continuing operations and $40.6 million was allocated to discontinued operations based on the number of Knightsbridge shares that were dividended and retained. The impairment loss was recorded as it was determined that the loss was other than temporary in view of the significant fall in rates in the Baltic Dry Index.

Amounts recorded in respect of assets and liabilities held for distribution in the years ended December 31, are as follows;

(in thousands of $)	2014
Cash and cash equivalents	61,144
Trade accounts receivable, net	2,770
Related party receivables	35
Other receivables	3,841
Inventories	13,246
Voyages in progress	1,322
Prepaid expenses and accrued income	844
Current assets held for distribution	83,202

Newbuildings	250,118
Vessels and equipment, net	659,884
Long term assets held for distribution	910,002

Short term debt and current maturities of long-term debt	19,812
Related party payables	2,555
Trade accounts payable	4,935
Accrued expenses	4,192
Other current liabilities	3,285
Current liabilities held for distribution	34,779

Long term debt	343,688
Long term liabilities held for distribution	343,688

Related party transactions

Knightsbridge Transactions

In March 2015, Frontline 2012 sold twelve SPCs to Knightsbridge and received 31.0 million shares as consideration. Knightsbridge assumed $404.0 million in respect of remaining newbuilding installments, net of a cash payment from Frontline 2012 of $108.6 million.

On March 31, 2015 Knightsbridge and the former Golden Ocean completed their merger, with Knightsbridge as the surviving legal entity, at which time Knightsbridge acquired 100% of the Former Golden Ocean's outstanding shares and the name of Knightsbridge was changed to Golden Ocean Group Limited (see note 3). Frontline 2012 de-consolidated Knightsbridge as of March 31, 2015, as Frontline 2012's shareholding in Knightsbridge fell to approximately 45% as a result of the Merger.

In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Knightsbridge shares. Following the distribution the Company retained 2.1 million Knightsbridge shares in respect of the treasury shares held by Frontline 2012. The investment became an available-for-sale security. Knightsbridge continues to be a related party following the transaction.

General Management Agreement
Knightsbridge was provided with general administrative services up to March 31, 2015, at which time the General Management Agreement was terminated, by ICB Shipping (Bermuda) Limited, or ICB, a subsidiary of Frontline. ICB was entitled to a management fee of $2.3 million per annum, plus a commission of 1.25% on gross freight revenues from Knightsbridge's tanker vessels, 1% of proceeds on the sale of any of Knightsbridge's vessels, and 1% of the cost of the purchase of vessels. In addition, Knightsbridge, in its discretion, has awarded equity incentives to ICB based upon its performance. Such awards were subject to the approval, the Knightsbridge Board.

Technical Management
The technical management of the Knightsbridge's vessels was provided by ship mangers subcontracted by its General Manager.

General Management Agreement fees, Technical Management fees and newbuilding supervision fees earned by Frontline were nil, $0.2 million and $4.0 million (six months ended June 30, 2014: $0.8 million, $0.7 million and nil), respectively, for the six months ended June 30, 2015.

Commercial Management with the Former Knightsbridge
Pursuant to a commercial management agreement, or the Dry Bulk Commercial Management Agreement, the Former Golden Ocean managed Knightsbridge's dry bulk carriers. The Dry Bulk Manager was able to subcontract some or all of the services provided to Knightsbridge and its subsidiaries to its affiliates or third parties. Pursuant to the Dry Bulk Commercial Management Agreement, the Dry Bulk Manager was entitled to receive a commission of 1.25% of all gross freight earned by Knightsbridge's dry bulk carriers. In addition, Knightsbridge, in its discretion, awarded equity incentives to the Dry Bulk Manager based on its performance. Such awards were subject to the approval of the Knightsbridge Board.

The Former Golden Ocean was considered a related party from September 15, 2014 when Knightsbridge became a majority-owned subsidiary of Frontline 2012. Management fees earned by the Former Golden Ocean were $0.1 million (six months ended June 30, 2014: $nil) for the six months ended June 30, 2015.

5.  EARNINGS PER SHARE

The components of the numerator in the calculation of basic and diluted earnings per share are as follows:

	Six months ended June 30,
(in thousands of $)	2015	2014
Net income from continuing operations attributable to Frontline 2012	134,899	74,350
Net (loss) income from discontinued operations attributable to Frontline 2012	(100,701)	76,764
Net income attributable to Frontline 2012	34,198	151,114

The components of the denominator in the calculation of basic and diluted earnings per share are as follows:

	Six months ended June 30,
(in 000s)	2015	2014
Weighted average number of ordinary shares	242,308	248,134

6. GAIN ON CANCELLATION AND SALE OF NEWBUILDING CONTRACTS

	Six months ended June 30,
(in thousands of $)	2015	2014
Gain on sale of newbuilding contracts;	38,778	—
Gain on cancellation of newbuilding contracts;
- hull J0026	—	35,913
- hull D2174	1,735	—
- hull J0106	23,222	—
	63,735	35,913

In January 2015, the first two VLGC newbuildings, Front Mistral and Front Monsoon, of the eight agreed to be sold were delivered to AGHL and Frontline 2012 recorded a gain on sale of $19.1 million.

In January 2015, Frontline 2012 recorded a gain of $1.7 million following the receipt of $7.6 million in connection with the cancellation of hull D-2174.

In April and June 2015, the third and fourth of the eight VLGC newbuildings agreed to be sold to AGHL, Front Breeze and Front Passat, were delivered to AGHL and Frontline 2012 recorded gains on sale of $9.7 million and $9.9 million, respectively.

In June 2015, Frontline 2012 recorded a gain of $23.2 million following the receipt of $24.7 million in connection with the cancellation of hull J0106.

In April 2014, Frontline 2012 recorded a gain of $35.9 million following the receipt of $99.3 million in connection with the cancellation of its first newbuilding contract (hull J0025) at Jinhaiwan.

7. IMPAIRMENT LOSS

The impairment loss on shares in the six months ended June 30, 2015 relates to the shares held in Knightsbridge and was incurred in the period from March 31, 2015 (being the date of de-consolidation of Knightsbridge) and June 26, 2015 (being the date of Frontline 2012's stock dividend of Knightsbridge shares). The total impairment loss in this period was $41.7 million, of which $1.1 million was allocated to continuing operations and $40.6 million was allocated to discontinued operations based on the number of Knightsbridge shares that were dividended and retained. The impairment loss was recorded as it was determined that the loss was other than temporary in view of the significant fall in rates in the Baltic Dry Index.

8. RESTRICTED CASH

In January 2014, Frontline 2012 received $139.2 million from AGHL, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to AGHL immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. The balance at June 30, 2015 will be transferred to cash and cash equivalents when the newbuildings are delivered.

Restricted cash does not include consolidated cash balances of $32.8 million (2014: $28.1 million), which are required to be maintained by the financial covenants in Frontline 2012's loan facilities as these amounts are included in "Cash and cash equivalents".

9. MARKETABLE SECURITIES

The balance at June 30, 2015 comprises 0.1 million shares in AGHL and 2.1 million shares in Knightsbridge.

10. NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs which Frontline 2012 has paid by way of purchase installments and other capital expenditures together with capitalized loan interest. Movements in the six months ended June 30, 2015 may be summarized as follows:

(in thousands of $)
Balance at December 31, 2014	227,050
Additions, net	359,473
Transfer to Vessels and Equipment, net	(133,430)
Interest capitalized	2,891
Transfer to short term claim receivable	(11,532)
Newbuildings sold to AGHL	(256,523)
Balance at June 30, 2015	187,929

In January 2015, the first two VLGC carrier newbuildings, Front Mistral and Front Monsoon, were delivered to AGHL.

Frontline 2012 took delivery of the second and third LR2 tanker newbuildings, Front Panther and Front Puma, in January 2015 and March 2015, respectively.

In April and June 2015, the third and fourth of the eight VLGC newbuildings agreed to be sold to AGHL, Front Breeze and Front Passat, were delivered to AGHL.

In June 2015, Frontline 2012 took delivery of the fourth LR2 tanker newbuilding, Front Tiger.

In June 2015, Frontline 2012 cancelled the final two MR newbuilding contracts (hulls D2175 and D2176) at STX Dalian due to the excessive delay compared to the contractual delivery date and demanded payment of installments paid and accrued interest from STX Dalian and the refund guarantee bank. The carrying cost of hull D2175 and D2176 at the time of cancellation was $5.8 million per newbuilding which was transferred to other receivables.

11. VESSELS AND EQUIPMENT, NET

Movements in the six months ended June 30, 2015 may be summarized as follows:

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2014	943,651	(81,732)	861,919
Depreciation	—	(18,980)
Transfer from Newbuildings	133,430	—
Additions	99,978	—
Other	613	—
Balance at June 30, 2015	1,177,672	(100,712)	1,076,960

Frontline 2012 took delivery of the second and third LR2 tanker newbuildings, Front Panther and Front Puma, in January 2015 and March 2015, respectively.

In March 2015, Frontline 2012 took delivery of the 2009-built and 2011-built Suezmax tankers, Front Balder (ex Roxen Star) and Front Brage (ex Chapter Genta), respectively, following an agreement to purchase these vessels in January 2015.

In June 2015, Frontline 2012 took delivery of the fourth LR2 tanker newbuilding, Front Tiger.

12. INVESTMENT IN ASSOCIATED COMPANIES

Frontline 2012 had the following investments as of June 30, 2015 and December 31, 2014 that are recorded using the equity method:

	2015	2014
Avance Gas Holdings Limited	—%	11.62%

In March 2015, Frontline 2012 paid a stock dividend of all of its 4.1 million AGHL shares. All shareholders holding 60.74 shares or more, received one share in AGHL for every 60.74 shares they held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. Frontline 2012 received 0.1 million shares in AGHL, which are recorded as marketable securities at June 30, 2015, as a result of Frontline 2012's holding of treasury shares.

13. OTHER CURRENT LIABILITIES

(in thousands $)	2015	2014
Deferred charter revenue	5,831	1,430
Sale proceeds received in advance	69,700	139,200
	75,531	140,630

In January 2014, Frontline 2012 received $139.2 million from AGHL in connection with the agreed sale of eight VLGC newbuildings to AGHL immediately following their delivery to Frontline 2012 from the yard. As of June 30, 2015 and December 31, 2014, the full amount has been classified as short term as all of the vessels are expected to be delivered to AGHL in 2015. The balance has decreased in the six months ended June 30, 2015 as a consequence of the delivery of four VLGC newbuildings to AGHL following their delivery to Frontline 2012 from the yard.

14. DEBT

Frontline 2012 entered into, and fully drew down, a $60.6 million term loan facility in March 2015 in order to part finance the purchase of two Suezmax tankers, Front Balder (ex Roxen Star) and Front Brage (ex Chapter Genta). This facility has a maturity date of March 2021 and bears interest of LIBOR plus a margin of 1.80%. Repayments are to be made on a quarterly basis, in an amount $0.9 million, with a balloon payment on the final maturity date.

Frontline 2012 drew down three tranches of $33.0 million each from its $466.5 million facility to part finance the second, third and fourth LR2 newbuildings delivered in January, March and June 2015, respectively.

Assets Pledged
As at June 30, 2015, 22 of Frontline 2012's vessels (2014: 17 vessels) with an aggregate carrying value of $1,077.0 million (2014: $861.9 million) were pledged as security for its debt.

15. SHARE CAPITAL

At June 30, 2015, Frontline 2012's holding of treasury shares had an aggregate market value of $35.2 million (December 31, 2014: $36.0 million).

16. FINANCIAL INSTRUMENTS

Fair Values

The carrying value and estimated fair value of Frontline 2012's financial assets and liabilities as of June 30, 2015 and December 31, 2014 are as follows:
	2015		2014
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	167,978	167,978	235,801	235,801
Restricted cash	14,700	14,700	35,800	35,800
Marketable securities	10,123	10,123	—	—
Derivative instruments receivable (interest rate swaps)	1,046	1,046	1,678	1,678
Liabilities:
U.S. dollar denominated floating rate debt	653,775	653,775	592,463	592,463

The estimated fair values of financial assets and liabilities are as follows:
(in thousands of $)	2015 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	167,978	167,978	—	—
Restricted cash	14,700	14,700	—	—
Marketable securities	10,123	10,123	—	—
Derivative instruments receivable (interest rate swaps)	1,046	—	1,046	—
Liabilities:
U.S. dollar denominated floating rate debt	653,775	—	653,775	—

(in thousands of $)	2014 Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	235,801	235,801	—	—
Restricted cash	35,800	35,800	—	—
Marketable securities	—	—	—	—
Derivative instruments receivable (interest rate swap)	1,678	—	1,678	—
Liabilities:
U.S. dollar denominated floating rate debt	592,463	—	592,463	—

The following methods and assumptions were used to estimate the fair value of each class of financial asset and liability:

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Marketable securities – the fair value is based on quoted market prices.

Derivative instruments (interest rate swaps) - the fair value of Frontline 2012's interest rate swaps is the estimated amount that Frontline 2012 would receive or pay to terminate the agreements at the reporting date, taking into account, as applicable, fixed interest rates, current interest rates, and the current credit worthiness of the derivative counterparties. The estimated amount is the present value of future cash flows. Frontline 2012 transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions.

U.S. dollar denominated floating rate debt - the carrying values in the balance sheet approximate fair value since it bears variable interest rates, which reset on a quarterly basis.

17. RELATED PARTY TRANSACTIONS

Frontline Transactions
Frontline Management (Bermuda) Limited, a wholly owned subsidiary of Frontline, is providing all management services to Frontline 2012 and management fees of  $1.9 million and $1.7 million were incurred in the six months ended June 30, 2015 and 2014, respectively.

During the six months ended June 30, 2015, newbuilding supervision fees of $2.6 million (six months ended June 30, 2014: $2.8 million), were charged to Frontline 2012 by Frontline.

During the six months ended June 30, 2015, technical management fees of $0.9 million (six months ended June 30, 2014: $0.7 million) were charged to Frontline 2012 by SeaTeam Management Pte. Ltd, a majority owned subsidiary of Frontline.

Ship Finance Transactions
In 2013, Frontline 2012 and Ship Finance entered into a joint eco-conversion project between four of Frontline 2012's vessels Front Odin, Front Njord, Front Thor, Front Loki and the two Ship Finance vessels Glorycrown and Everbright. All costs in relation to the conversion will be shared on a pro-rata basis. At June 30, 2015, Frontline 2012 is owed $1.7 million (December 31, 2014: $0.7 million) from Ship Finance in respect of this project.

Highlander Tankers Transactions
Highlander Tankers was the post fixture manager for six of Frontline 2012's MR tankers during 2014. Highlander Tankers ceased to act as post fixture manager for three vessels in December 2014 and the remaining three vessels in January and February 2015. Post fixture fees of nil were charged to Frontline 2012 by Highlander Tankers for the six months ended June 30, 2015 (six months ended June 30, 2014: $0.2 million).

In January 2015, Highlander Tankers novated three inward charter party agreements with Latsco and three outward charter party agreements with Navig8 for the Captain John, Captain Paris and Captain Spiros to Frontline 2012. Accrued commissions of $0.6 million were charged to Frontline 2012 by Highlander Tankers for these charter party agreements for the period to June 30, 2015.

AGHL Transactions
In January 2014, Frontline 2012 received $139.2 million from AGHL, an equity investee, in connection with the agreed sale of eight VLGC newbuildings to AGHL immediately following their delivery to Frontline 2012 from the yard. This receipt was placed in a restricted account to be used for installments to be paid by Frontline 2012, past and future construction supervision costs and it also included a profit element to be transferred to cash and cash equivalents on delivery of each newbuilding. The balance on this account at June 30, 2015 and December 31, 2014, is classified as short-term as all vessels are expected to be delivered in 2015. The balance at June 30, 2015 will be transferred to cash and cash equivalents when the newbuildings are delivered.

Related party balances

A summary of balances due from related parties as at June 30, 2015 and December 31, 2014 is as follows:

(in thousands of $)	2015	2014
Ship Finance	1,701	691
Frontline group companies	6,869	2,766
	8,570	3,457

A summary of balances due to related parties as at June 30, 2015 and December 31, 2014 is as follows:
(in thousands of $)	2015	2014
Ship Finance	(1,932)	—
Frontline group companies	(2,995)	(3,422)
Highlander Tankers	(661)	—
	(5,588)	(3,422)

18. COMMITMENTS AND CONTINGENCIES

As of June 30, 2015, Frontline 2012's newbuilding program, excluding newbuildings agreed to be sold and newbuilding contracts with STX Dalian and STX Korea, comprised 12 LR2 newbuildings four VLCC newbuildings and six Suezmax tanker newbuildings. As of June 30, 2015, total installments of $131.2 million had been paid and the remaining installments to be paid amounted to $1,169.2 million payable as follows:

(in thousands of $)
Year ending June 30,
2016	376,645
2017	665,222
2018	127,300
2019	—
2020	—
Thereafter	—
1,169,167

Frontline 2012 insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, Frontline 2012 is subject to calls payable to the associations based on Frontline 2012's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

Frontline 2012 is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. Frontline 2012 believes that the resolution of such claims will not have a material adverse effect on Frontline 2012's operations or financial condition individually and in the aggregate.

19.   SUPPLEMENTAL INFORMATION

In March 2015, Frontline 2012 paid a stock dividend of all of its 4.1 million AGHL shares. All shareholders holding 60.74 shares or more, received one share in AGHL for every 60.74 shares they held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. Frontline 2012 recorded $56.5 million as a stock dividend. Frontline 2012 received 0.1 million shares in AGHL, which are recorded as marketable securities at June 30, 2015, as a result of Frontline 2012's holding of treasury shares.

In June 2015, Frontline 2012 paid a stock dividend consisting of 75.4 million Knightsbridge shares. All shareholders holding 3.2142 shares or more, received one share in Knightsbridge for every 3.2142 shares held, rounded down to the nearest whole share. The remaining fractional shares were paid in cash. Frontline 2012 held 77.5 million Knightsbridge shares prior to this stock dividend and retained 2.1 million Knightsbridge shares in respect of the treasury shares held by Frontline 2012. Frontline 2012 recorded $321.9 million as a stock dividend.

20. SUBSEQUENT EVENTS

In July and August 2015, the fifth and sixth of the eight VLGC newbuildings agreed to be sold to AGHL, Front Sirocco and Front Levant, were delivered to AGHL.

In August 2015, Frontline 2012 received $14.6 million in connection with the cancellation of hulls D-2175 and D-2176 and expects to record a gain of $3.0 million in the three months ended September 30, 2015.

In September 2015, Frontline 2012 entered into two LR2 newbuilding contracts and two VLCC newbuilding contracts.

In September 2015, the seventh of the eight VLGC newbuildings agreed to be sold to AGHL, Front Chinook, was delivered to AGHL.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers
Section 98 of the Companies Act of 1981 of the Islands of Bermuda, as amended, or the Companies Act, permits the Bye-Laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust, of which the officer or person may be guilty.
Section 98 of the Companies Act grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.
Section 98 of the Companies Act permits a company to purchase and maintain insurance or make other financial arrangements on behalf of an officer or director for any liability asserted against him or her and liability and expenses incurred in his or her capacity as a director, officer, employee or agent arising out of his or her status as such, whether or not the company has the power to indemnify him or her against such liability and expenses.
Bye-laws number 142 through 150 of Frontline Ltd., or Frontline, provide as follows:
142.	No Director, Alternate Director, Officer, member of a committee authorised under Bye-law 104, Resident Representative of Frontline or their respective heirs, executors or administrators shall be liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in the formation of Frontline, or for any loss or expense incurred by Frontline through the insufficiency or deficiency of title to any property acquired by Frontline, or for the insufficiency of deficiency of any security in or upon which any of the monies of Frontline shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to Frontline or otherwise in relation thereto.
143.	Every Director, Alternate Director, Officer, member of a committee constituted under Bye-Law 104, Resident Representative of Frontline or their respective heirs, executors or administrators shall be indemnified and held harmless out of the funds of Frontline to the fullest extent permitted by Bermuda law against all liabilities loss damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, Alternate Director, Officer, committee member or Resident Representative and the indemnity contained in this Bye-Law shall extend to any person acting as such Director, Alternate Director, Officer, committee member or Resident Representative in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election.
144.	Every Director, Alternate Director, Officer, member of a committee constituted under Bye-Law 104, Resident Representative of Frontline and their respective heirs, executors or administrators shall be indemnified out of the funds of Frontline against all liabilities incurred by him as such Director, Alternate Director, Officer, member of a committee constituted under Bye-Law 104, Resident Representative in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.
145.
To the extent that any Director, Alternate Director, Officer, member of a committee constituted under Bye-Law 104, Resident Representative of Frontline or any of their respective heirs, executors or administrators is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity shall take effect as an obligation of Frontline to reimburse the person making such payment or effecting such discharge.

146.	The Board may arrange for Frontline to be insured in respect of all or any part of its liability under the provision of these Bye-laws and may also purchase and maintain insurance for the benefit of any Directors, Alternate Directors, Officers, person or member of a committee authorised under Bye-law 104, employees or Resident Representatives of Frontline in respect of any liability that may be incurred by them or any of them howsoever arising in connection with their respective duties or supposed duties to Frontline. This Bye-law shall not be construed as limiting the powers of the Board to effect such other insurance on behalf of Frontline as it may deem appropriate.

147.	Notwithstanding anything contained in the Principal Act, Frontline may advance moneys to an Officer or Director for the costs, charges and expenses incurred by the Officer or Director in defending any civil or criminal proceedings against them on the condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty is proved against them.
148.	Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of Frontline, against any Director, Alternate Director, Officer of Frontline, person or member of a committee authorised under Bye-law 105, Resident Representative of Frontline or any of their respective heirs, executors or administrators on account of any action taken by any such person, or the failure of any such person to take any action in the performance of his duties, or supposed duties, to Frontline or otherwise in relation thereto.
149.	The restrictions on liability, indemnities and waivers provided for in Bye-laws 142 to 150 inclusive shall not extend to any matter which would render the same void pursuant to the Companies Acts.
150.	The restrictions on liability, indemnities and waivers contained in Bye-laws 142 to 150 inclusive shall be in addition to any rights which any person concerned may otherwise be entitled by contract or as a matter of applicable Bermuda law.

Item 21. Exhibits and Financial Statement Schedules
The "Exhibit Index" can be found at the end of this registration statement, immediately following the signature pages document.
Item 22. Undertakings
(a)	The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");
(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
 (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8 A of Form 20 F at the start of any delayed offering or throughout a continuous offering.
(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)(1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the application form.
(2) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference to the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in clause (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hamilton, Bermuda, on October 5 , 2015.

FRONTLINE LTD.

By:	/s/ Robert Hvide Macleod
Robert Hvide Macleod
Principal Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ola Lorentzon, Inger M. Klemp, Gary J. Wolfe, Edward S. Horton and Anthony Tu-Sekine his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any related registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on October 5 , 2015.

Signature	Title

/s/ Robert Hvide Macleod Robert Hvide Macleod	Chief Executive Officer of Frontline Management AS and Director (Principal Executive Officer)

/s/ John Fredriksen John Fredriksen	Chairman of the Board and Director

/s/ Georgina Sousa Georgina Sousa	Director

/s/ Kate Blankenship Kate Blankenship	Director

/s/ Ola Lorentzon Ola Lorentzon	Director

/s/ Inger M. Klemp Inger M. Klemp	Chief Financial Officer of Frontline Management AS (Principal Financial Officer and Principal Accounting Officer)

Authorized Representative

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of Frontline Ltd., has signed this registration statement in Delaware, on October 5 , 2015.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBIT INDEX

Exhibit Number		Description of Document
2.1	—
Agreement and Plan of Merger, dated as of July 1, 2015, as amended, among Frontline Ltd., Frontline Acquisition Ltd. and Frontline 2012 Ltd. (included in Appendix A to the joint proxy statement/prospectus included in this Registration Statement)

2.2	—

Amendment to Agreement and Plan of Merger, dated as of September 28, 2015, among Frontline Ltd., Frontline Acquisition Ltd. and Frontline 2012 Ltd. (included in Appendix A to the joint proxy statement/prospectus included in this Registration Statement)

4.1	—	Form of Ordinary Share Certificate, incorporated by reference to Frontline Ltd.'s Registration Statement on Form F-1, filed with the SEC on October 12, 1993
5.1	—	Form of Opinion of MJM Limited as to the validity of Frontline Ltd.'s common shares being registered *
8.1	—	Form of Opinion of Seward & Kissel LLP as to certain United States federal income tax matters *
23.1	—	Consent of MJM Limited, Bermuda counsel to the Company (included as part of its opinion filed as Exhibit 5.1)
23.2	—	Consent of Seward & Kissel LLP, U.S. counsel to the Company (included as part of its opinion filed as Exhibit 8.1 hereto)
23.3	—	Consent of PricewaterhouseCoopers AS (Frontline)
23.4	—	Consent of PricewaterhouseCoopers AS (Frontline 2012)

23.5	—	Consent of Danske Bank A/S, Norwegian Branch *

23.6	—	Consent of Pareto Securities Inc. *

23.7	—	Consent of Vessel Appraisers *
24.1	—	Powers of Attorney (included on Signature Page)
99.1	—	Form of proxy card of Frontline Ltd.
99.2	—	Form of proxy card of Frontline 2012 Ltd.

*         Previously filed.